5/15

07023556

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ~~Grupo Campari~~ Davide Campari Milano SPA

*CURRENT ADDRESS

PROCESSED
MAY 2 1 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05203 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/16/07

082-05203

RECEIVED

2007 MAY 15 A 10:06

OF INTERNATIONAL
CORPORATE FINANCE

ARIS
12-31-06

Davide Campari Milano SPA


GRUPPO
CAMPARI

Bilancio consolidato al 31 dicembre 2006 Consolidated financial statements 2006



BILANCIO CONSOLIDATO
AL 31 DICEMBRE 2006

"Nel 2006 abbiamo conseguito risultati positivi e in linea con i nostri obiettivi. Per il futuro, continuiamo a guardare con fiducia alla positiva evoluzione del nostro business"

ENZO VISONE
Chief Executive Officer

INDICE

DATI DI SINTESI

	Esercizio 2006 € milioni	Esercizio 2005 € milioni	Variazione %	Variazione % a cambi costanti
Vendite nette	**932,4**	**809,9**	**15,1%**	**14,4%**
Margine commerciale	256,9	234,8	9,4%	8,8%
EBITDA prima di oneri e proventi non ricorrenti	210,6	196,6	7,1%	6,8%
EBITDA	209,7	201,3	4,2%	3,9%
Risultato operativo prima di oneri e proventi non ricorrenti	191,4	179,1	6,8%	6,5%
Risultato operativo	**190,5**	**183,9**	**3,6%**	**3,3%**
ROS % (1)	**20,4%**	**22,7%**		
Utile prima delle imposte	175,5	174,2	0,7%	0,3%
Utile netto del Gruppo e di terzi	120,3	123,0	–2,2%	-2,9%
Utile netto del Gruppo	**117,1**	**118,0**	**–0,8%**	**-1,4%**
Utile per azione (€)	**0,41**	**0,42**	**-2,4%**	
Numero medio dei dipendenti	1.605	1.536	4,5%	
Free *cash flow*	93,4	82,1		
Acquisizioni di società o marchi	(179,4)	(130,7)		
Indebitamento netto	379,5	371,4		
Patrimonio netto del Gruppo e di terzi	797,8	695,8		
Attivo immobilizzato	990,3	925,7		
ROI % (2)	**19,2%**	**19,9%**		

(1) Risultato operativo/vendite nette.
(2) Risultato operativo/attivo immobilizzato.

ORGANI SOCIALI

CONSIGLIO DI AMMINISTRAZIONE (1)

Luca Garavoglia
Presidente

Vincenzo Visone
Amministratore Delegato e Chief Executive Officer

Stefano Saccardi
Amministratore Delegato
e Officer Legal Affairs and Business Development

Paolo Marchesini
Amministratore Delegato e Chief Financial Officer

Cesare Ferrero (2)
Amministratore e membro del Comitato Audit

Franzo Grande Stevens (3)
Amministratore e membro del Comitato Remunerazione e Nomine

Marco P. Perelli-Cippo (3)
Amministratore e membro del Comitato Remunerazione e Nomine

Giovanni Rubboli (2) (3)
Amministratore, membro del Comitato Audit
e membro del Comitato Remunerazione e Nomine

Renato Ruggiero
Amministratore

Anton Machiel Zondervan (2)
Amministratore e membro del Comitato Audit

Con delibera del 29 aprile 2004 l'Assemblea ha confermato Presidente Luca Garavoglia, per una durata triennale fino all'approvazione del bilancio dell'esercizio 2006, con i poteri di legge e statutariamente previsti. È stata inoltre deliberata la riduzione del numero degli Amministratori da 14 a 11.
Con delibera del 10 maggio 2004, integrata dalla delibera del 21 marzo 2005 relativamente ai poteri in materia ambientale, di salute e sicurezza sul lavoro, il Consiglio di Amministrazione ha conferito agli Amministratori Delegati Vincenzo Visone, Stefano Saccardi e Paolo Marchesini i seguenti poteri per una durata triennale e fino all'approvazione del bilancio dell'esercizio 2006:
- con firma singola: poteri di ordinaria rappresentanza e gestione, entro limiti di valore o temporali determinati per ciascuna categoria di atti;
- con firma abbinata a due: poteri di rappresentanza e gestione per determinate categorie di atti, entro limiti di valore o temporali considerati eccedenti l'attività ordinaria.

COLLEGIO SINDACALE (4)

Umberto Tracanella
Presidente

Antonio Ortolani
Sindaco Effettivo

Alberto Lazzarini
Sindaco Effettivo

Alberto Garofalo
Sindaco Supplente

Giuseppe Pajardi
Sindaco Supplente

Paolo Proserpio
Sindaco Supplente

SOCIETÀ DI REVISIONE (5)

Reconta Ernst & Young S.p.A.

(1) In carica sino all'approvazione del bilancio dell'esercizio 2006, come da delibera dell'Assemblea del 29 aprile 2004. In data 9 novembre 2006 l'Amministratore dott. Pierleone Ottolenghi ha rassegnato le sue dimissioni.
(2) Membro del Comitato Audit nominato dal Consiglio di Amministrazione del 10 maggio 2004, in carica sino all'approvazione del bilancio dell'esercizio 2006.
(3) Membro del Comitato Remunerazione e Nomine nominato dal Consiglio di Amministrazione del 10 maggio 2004, in carica sino all'approvazione del bilancio dell'esercizio 2006.
(4) In carica sino all'approvazione del bilancio dell'esercizio 2006, come da delibera dell'Assemblea del 29 aprile 2004.
(5) Incarico per la revisione dei bilanci degli esercizi 2004, 2005 e 2006 conferito dall'Assemblea del 29 aprile 2004.


CAMPARI

EVENTI SIGNIFICATIVI DELL'ESERCIZIO

Distribuzione dei brand di C&C e di Midori negli Stati Uniti

Con decorrenza gennaio 2006, il portafoglio del Gruppo negli Stati Uniti è cresciuto in virtù di due nuovi importanti accordi di distribuzione finalizzati da Skyy Spirits, LLC; tali accordi sono relativi ad alcuni prestigiosi *brand* internazionali, quali il liquore al melone Midori, del gruppo Suntory, nonché la crema di *whisky* Carolan's, l'*Irish whisky* Tullamore Dew e il liquore Irish Mist del gruppo C&C.

L'accordo distributivo con C&C riguarda anche altri mercati, tra i quali il Brasile.

Riorganizzazione delle reti commerciali in Italia

Con l'inizio dell'anno è diventato operativo un progetto di razionalizzazione delle reti di vendita del Gruppo in Italia.

Tale progetto ha portato alla creazione di due strutture di vendita: la prima, dedicata agli *spirit* e alle bevande analcoliche, fa capo a Campari Italia S.p.A.; la seconda, prevalentemente destinata alla distribuzione dei vini, è gestita da Sella & Mosca Commerciale S.r.l. e, limitatamente alla Sardegna, da Sella & Mosca S.p.A.

Nell'ambito di tale riorganizzazione, l'attività commerciale e distributiva di Barbero 1891 S.p.A. è cessata.

Acquisizione di Glen Grant, Old Smuggler e Braemar

Il 15 marzo 2006, il Gruppo Campari ha perfezionato l'acquisto degli *Scotch whisky* Glen Grant, Old Smuggler e Braemar dal gruppo Pernod Ricard.

L'acquisizione Glen Grant, avvenuta in seguito a un accordo annunciato il 22 dicembre 2005, è stata realizzata nell'ambito di un programma di dismissioni a cui Pernod Ricard si era precedentemente impegnato nei confronti della Commissione Europea in relazione all'acquisizione di Allied Domecq.

Nell'ambito della transazione, il Gruppo Campari ha acquisito i tre marchi di cui sopra, i relativi magazzini (sia di prodotti finiti che di prodotti in invecchiamento), nonché la distilleria per la produzione di Glen Grant, situata a Rothes in Scozia.

Il valore dell'operazione è di € 130 milioni circa, relativi a Glen Grant per € 115 milioni (pari a un multiplo di 9,2 volte il margine di contribuzione diretto della marca nel 2004) e a Old Smuggler e Braemar per € 15 milioni (pari a un multiplo di 2,5 volte il margine di contribuzione diretto delle marche nel 2004).

Area di Sesto San Giovanni

Nei primi giorni del mese di giugno 2006 il Consiglio Comunale di Sesto San Giovanni ha approvato in via definitiva il Programma Integrato di Intervento proposto dal Gruppo Campari per la trasformazione urbanistica dell'area dell'*ex* stabilimento.

La delibera Consiliare è divenuta esecutiva a fine luglio con la pubblicazione sul Bollettino Ufficiale Regionale.

Il 20 settembre 2006 è stata sottoscritta la Convenzione che disciplina e regola i rapporti con il Comune di Sesto San Giovanni per la trasformazione urbanistica e la realizzazione dei nuovi edifici.

Il 4 ottobre 2006 hanno avuto inizio le attività di demolizione dei fabbricati industriali e in data 12 ottobre 2006 è stata presentata la domanda di permesso a costruire.

Come da programma, nel mese di gennaio 2007 sono iniziati i lavori; si prevede pertanto che la costruzione dei nuovi edifici potrà essere terminata entro due anni.

Fusione per incorporazione di Barbero 1891 S.p.A. in Davide Campari-Milano S.p.A.

Il 6 settembre 2006, il Consiglio di Amministrazione di Barbero 1891 S.p.A. ha approvato il progetto unitario di fusione per incorporazione di Barbero 1891 S.p.A. in Davide Campari-Milano S.p.A; tale progetto è stato approvato anche dal Consiglio di Amministrazione di Davide Campari-Milano S.p.A il 11 settembre 2006.

Il 8 novembre 2006 è stata deliberata la fusione da parte dei rispettivi Consigli di Amministrazione ai sensi dell'articolo 2502 cod. civ.; l'atto di fusione, redatto il 20 novembre 2006, prevede che la fusione abbia efficacia a partire dal 1 dicembre 2006, con effetti fiscali anticipati al 1 gennaio 2006.

Acquisto di un'ulteriore partecipazione, pari al 11%, di Skyy Spirits, LLC

Il 2 novembre 2006 è stato perfezionato l'acquisto di un'ulteriore 11% di Skyy Spirits, LLC: il Gruppo ha così portato al 100% la propria partecipazione nella società statunitense.

Il valore dell'operazione è pari a US$ 62 milioni (corrispondente a € 49 milioni al tasso di cambio alla data dell'operazione).

L'acquisizione è stata perfezionata tramite l'esercizio di opzioni *call / put* secondo i termini stipulati nel gennaio 2002 al momento dell'acquisto della partecipazione di maggioranza nella società.

Grazie a un accordo tra le parti, la transazione è stata finalizzata in anticipo rispetto al termine originalmente previsto per il 2007.

L'acquisizione, il cui corrispettivo è stato pagato in contanti, è stata finanziata con mezzi propri.

Il prezzo dell'operazione, calcolato sulla base della media dei risultati conseguiti nell'ultimo quinquennio, in linea con i termini dell'accordo stipulato nel gennaio 2002, equivale a un multiplo inferiore a 10 volte l'utile ante imposte realizzato da Skyy Spirits, LLC nel 2005.

Cessazione del contratto di distribuzione di Lipton Ice Tea

Campari Italia S.p.A. e Unilever hanno concordato di non procedere al rinnovo del contratto di distribuzione dei prodotti a marchio Lipton Ice Tea, in scadenza a fine dicembre 2006.

Il cambio di distributore attuato nel mercato italiano è conseguente agli accordi commerciali tra Unilever e il gruppo PepsiCo, già operativi negli Stati Uniti e in alcuni mercati europei.

Le vendite nette di Lipton Ice Tea, relative unicamente al mercato italiano, nel 2006 sono state pari a € 30,0 milioni, con marginalità molto ridotta.

COMMENTO AI RISULTATI DELL'ESERCIZIO

Andamento delle vendite

Premessa

I valori delle vendite dei due esercizi posti a confronto sono sempre riportati al netto delle accise e degli sconti commerciali, così come indicato dallo IAS 18.

Inoltre, i valori delle vendite vengono espressi in milioni di Euro; tale semplificazione in taluni casi può determinare minime, ma solo apparenti, incoerenze dovute all'arrotondamento e al fatto che tutte le variazioni e le incidenze percentuali evidenziate nella relazione sono comunque sempre calcolate sui valori originari, definiti in migliaia di Euro.

Evoluzione generale

Le vendite nette consolidate del 2006 sono state pari a € 932,4 milioni, con una crescita del 15,1% rispetto allo scorso anno.

La variazione totale (15,1%) è stata determinata da una crescita organica del 4,6%, dall'importante contributo della crescita esterna, pari al 9,9%, e da un impatto positivo dei cambi del 0,7%.

Analisi della variazione delle vendite	€ milioni	In % sul 2005
– vendite nette 1° gennaio- 31 dicembre 2006	932,4	
– vendite nette 1° gennaio-31 dicembre 2005	809,9	
Variazione totale	**122,4**	**15,1%**
di cui:		
crescita organica al lordo di effetto cambio	37,1	4,6%
crescita esterna	79,8	9,9%
effetto variazioni cambio	5,6	0,7%
Variazione totale	**122,4**	**15,1%**

La crescita organica è stata determinata dall'andamento positivo di tutte le tre aree di *business*, (*spirit, wine* e *soft drink*) e di quasi tutti i *brand* principali del Gruppo; tra questi, SKYY Vodka, Aperol e gli spumanti Cinzano hanno evidenziato tassi di crescita a due cifre ma anche Campari, Crodino e *vermouth* Cinzano hanno conseguito un incremento di vendite rispetto al 2005.

La crescita esterna è stata complessivamente pari a € 79,8 milioni e, come evidenziato nella tabella sottostante, è stata determinata per € 31,1 milioni dalle nuove acquisizioni e per € 48,6 milioni da vendite di *brand* di terzi oggetto dei nuovi accordi di distribuzione conclusi dal Gruppo.

Per quanto concerne le nuove acquisizioni, le vendite degli *Scotch whisky* Glen Grant, Old Smuggler e Braemar, sono relative a circa nove mesi (in quanto consolidate a partire dal 15 marzo 2006, data di *closing* della transazione), mentre quelle dei vini Teruzzi & Puthod sono state consolidate da inizio anno.

Con riferimento ai *brand* di terzi, a partire da maggio 2005, è stata avviata la distribuzione di Jack Daniel's e degli altri *brand* del gruppo Brown Forman sul mercato italiano e quella del *gin ultra premium* Martin Miller's, di proprietà di Reformed Spirits Company Ltd., sul mercato statunitense.

Pertanto le vendite dei *brand* citati, relative alla prima parte dell'anno 2006, sono ancora considerate come crescita esterna.

Inoltre, a partire da gennaio 2006, negli Stati Uniti è iniziata la distribuzione del liquore Midori, di proprietà del gruppo Suntory, e del portafoglio *spirit* del gruppo C&C (Carolan's, Tullamore Dew e Irish Mist); il nuovo accordo con il gruppo C&C riguarda anche il mercato brasiliano nel quale, oltre ai *brand* sopracitati, il Gruppo Campari ha iniziato la distribuzione anche del liquore Frangelico.

Dal mese di ottobre 2006 in alcuni importanti mercati europei, il Gruppo ha iniziato la distribuzione della *vodka* Russky Standard.

Tra le variazioni di perimetro viene anche considerata, col segno opposto, la cessata distribuzione degli *whisky* di terzi sul mercato brasiliano, avvenuta all'inizio dell'anno.

Crescita esterna del 2006	€ milioni
Glen Grant, Old Smuggler e Braemar	26,6
Teruzzi & Puthod	4,5
Subtotale *brand* del Gruppo	**31,1**
Jack Daniel's e altri *brand* Brown Forman	7,9
Brand del gruppo C&C	29,2
Brand del gruppo Suntory	13,3
Altri *brand* di terzi	0,9
Cessata distribuzione whisky di terzi in Brasile	–2,6
Subtotale *brand* di terzi	**48,7**
Totale crescita esterna	**79,8**

Le vendite hanno beneficiato infine di un effetto cambio positivo (0,7%), determinato sostanzialmente dal Real brasiliano che, come valore medio annuo, nel 2006, si è rivalutato del 11,3% sull'Euro, mentre il Dollaro USA, su base annua risulta svalutato del 0,9% rispetto alla media del 2005.

Cambi	2006	2005	Variazione %
US$ x 1 € cambi medi dell'anno	1,256	1,245	-0,9%
US$ x 1 € cambi al 31 dicembre	1,317	1,180	-10,4%
BRC x 1 € cambi medi dell'anno	2,732	3,040	11,3%
BRC x 1 € cambi al 31 dicembre	2,813	2,743	-2,5%
CHF x 1 € cambi medi dell'anno	1,573	1,548	-1,6%
CHF x 1 € cambi al 31 dicembre	1,607	1,555	-3,2%
JPY x 1 € cambi medi dell'anno	146,061	136,867	-6,3%
JPY x 1 € cambi al 31 dicembre	156,930	138,900	-11,5%
GBP x 1 € cambi medi dell'anno	0,682	0,684	0,3%
GBP x 1 € cambi al 31 dicembre	0,672	0,685	2,1%

È tuttavia opportuno ricordare che, nel corso dell'anno, la tendenza generale delle valute è stata di progressivo e significativo deprezzamento verso l'Euro.

Il confronto puntuale tra i cambi del 31 dicembre 2005 e quelli del 31 dicembre 2006 evidenzia scostamenti significativamente diversi da quelli medi annui: per il Dollaro USA si ha infatti una svalutazione del 10,4% e per il Real brasiliano una svalutazione del 2,5%.

Vendite per area geografica

Tutte le aree geografiche hanno evidenziato un andamento delle vendite positivo, con crescita complessiva a due cifre per Europa, Americhe e Resto del Mondo.

La crescita più elevata viene dall'area Americhe, dove l'effetto combinato di una robusta crescita organica, della sopracitata forte crescita esterna e, in misura minore, del positivo effetto cambi, ha determinato un incremento complessivo delle vendite del 30,0%.

In dettaglio, le due tabelle seguenti mostrano rispettivamente, la prima, la ripartizione e l'evoluzione delle vendite nette per area e, la seconda, l'incidenza sull'evoluzione totale di ciascuna area, delle tre componenti di crescita esterna, variazione organica e effetto cambio.

Vendite per area geografica	2006		2005		Variazione %
	€ milioni	%	€ milioni	%	2006/2005
Italia	401,4	43,1%	381,5	47,1%	5,2%
Europa	175,2	18,8%	151,7	18,7%	15,5%
Americhe	314,6	33,7%	242,0	29,9%	30,0%
Resto del mondo e *duty free*	41,2	4,4%	34,8	4,3%	18,5%
Totale	**932,4**	**100,0%**	**809,9**	**100,0%**	**15,1%**

Analisi della variazione % delle vendite per area geografica	variazione in % totale	di cui crescita esterna	di cui variazione organica lorda	di cui effetto cambio
Italia	5,2%	4,6%	0,6%	0,0%
Europa	15,5%	11,2%	4,4%	-0,1%
Americhe	30,0%	18,2%	9,4%	2,4%
Resto del mondo e *duty free*	18,5%	3,3%	15,4%	-0,1%
Totale	**15,1%**	**9,9%**	**4,6%**	**0,7%**

In **Italia** le vendite nette sono incrementate del 5,2% grazie a una crescita esterna del 4,6% e a una crescita organica del 0,6%.

Lo sviluppo per linee esterne è determinato sia da nuove acquisizioni (Glen Grant e Teruzzi & Puthod) sia da nuovi accordi distributivi (Jack Daniel's e gli altri *brand* di Brown Forman).

Anche la parte organica del *business*, nonostante le difficili condizioni di mercato, ha avuto un andamento globalmente positivo, evidenziando pertanto una crescita, pur contenuta e pari a 0,6%.

Tra i *brand* principali, si conferma la *performance* estremamente positiva di Aperol nonché un buon risultato per i marchi Cinzano (sia *vermouth* che spumanti) e, in misura minore, per Crodino; rispetto allo scorso anno, sono invece in lieve flessione le vendite di Campari, di Cynar, dei vini Sella & Mosca e, più in generale, degli altri *brand* del segmento *wine*.

È inoltre opportuno ricordare che, seppure in misura più attenuata rispetto allo scorso anno, le vendite sul mercato italiano scontano l'impatto sfavorevole della persistente contrazione del segmento dei *ready to drink* e, conseguentemente, di Campari Mixx (la cui contrazione genera un effetto negativo sulla crescita organica dell'area pari a 0,4%).

In **Europa**, le vendite sono incrementate complessivamente del 15,5%, di cui il 11,2% di crescita esterna (Glen Grant, Old Smuggler e Braemar e Teruzzi & Puthod) e il 4,4% di sviluppo del *business* esistente.

In particolare, si conferma il *trend* positivo della Germania, mercato principale dell'area, con una crescita organica più che soddisfacente per tutti i *core brand.*

L'area **Americhe** chiude il 2006 con un risultato decisamente positivo e una crescita complessiva del 30,0%; anche in quest'area il contributo della crescita esterna è stato molto importante (18,2%) ma, soprattutto, è stata molto buona la crescita organica delle vendite (9,4%).

Le due tabelle sottostanti forniscono un ulteriore dettaglio dell'andamento del *business* del Gruppo dell'area Americhe.

Dettaglio vendite dell'area Americhe	2006 € milioni	2006 %	2005 € milioni	2005 %	Variazione % 2006/2005
USA	234,4	74,5%	170,4	70,4%	37,5%
Brasile	69,6	22,1%	61,0	25,2%	14,2%
Altri paesi	10,6	3,4%	10,6	4,4%	0,2%
Totale	**314,6**	**100,0%**	**242,0**	**100,0%**	**30,0%**

Analisi della variazione % delle vendite dell'area Americhe	Variazione % totale	Di cui crescita esterna	Di cui variazione organica lorda	Di cui effetto cambio
USA	37,5%	26,8%	11,7%	-1,0%
Brasile	14,2%	-2,7%	5,4%	11,4%
Altri paesi	0,2%	0,2%	-3,7%	3,6%
Totale	**30,0%**	**18,2%**	**9,4%**	**2,4%**

Gli **Stati Uniti** hanno realizzato una *performance* molto positiva, con una crescita complessiva delle vendite del 37,5%.

SKYY Vodka e gli altri *brand* già distribuiti dal Gruppo hanno portato una crescita organica del 11,7%; i nuovi accordi di distribuzione, in essere dal 1 gennaio 2006 (relativi ai *brand* dei gruppi C&C e Suntory), hanno portato un incremento delle vendite di circa US$ 52 milioni; questi prodotti, unitamente a Old Smuggler (acquisito nel marzo 2006) hanno generato una crescita esterna del 26,8%.

Anche in **Brasile** l'andamento delle vendite è stato positivo, con una crescita organica del 5,4%, determinata principalmente dai buoni risultati conseguiti da Campari e dall'*aguardiente* Dreher.

La crescita complessiva in Euro è stata peraltro molto più elevata (14,2%), grazie al forte impatto positivo (11,4%) dato dalla rivalutazione del Real brasiliano.

Inoltre, sul mercato brasiliano si evidenzia un effetto perimetro negativo, pari al 2,7%, riconducibile al venire meno delle vendite dei *brand* del gruppo William Grant (Grant's e Glenfiddich), la cui distribuzione è stata interrotta in questo mercato all'inizio del 2006.

L'effetto perimetro positivo conseguente all'avvio della distribuzione dei brand C&C e, da dicembre, di Glen Grant ha consentito di mitigare l'impatto negativo derivante dal venir meno del contratto di distribuzione in oggetto.

Con l'introduzione in Brasile di un marchio proprio (Glen Grant) il Gruppo pertanto si rafforza nel segmento degli *whisky* importati, nicchia di mercato estremamente interessante e, prospetticamente, di rilevanza strategica.

Gli **altri paesi dell'area Americhe**, hanno evidenziato una sostanziale stabilità delle vendite (+0,2%) determinata tuttavia da una contrazione reale controbilanciata da un positivo effetto cambio.

Il *trend* delle vendite continua peraltro a essere positivo in Canada, mercato principale dell'area.

L'area **Resto del Mondo e *Duty Free***, che ha un'incidenza sul totale delle vendite del Gruppo limitata al 4,4%, ha registrato una crescita complessiva del 18,5% supportata da un'organica del 15,4%.

Particolarmente positivi sono stati lo sviluppo delle vendite sul mercato cinese e l'incremento conseguito nel canale *duty free*, che rappresenta circa un terzo del totale dell'area e per il quale, nel corso dell'anno, è stata creata una nuova struttura commerciale dedicata.

Vendite per area di business

Nel corso del 2006, tutte le aree di *business* hanno evidenziato un *trend* positivo rispetto allo scorso anno.

La crescita più importante è stata generata dagli *spirit* e dagli *wine*, che beneficiano sia di una crescita organica superiore che di un effetto perimetro positivo, conseguente a acquisizioni e a accordi distributivi.

Le due tabelle seguenti mostrano rispettivamente, l'evoluzione delle vendite nette per area di *business* e l'analisi dell'evoluzione di ciascun segmento, nelle tre componenti di crescita esterna, variazione organica e effetto cambi.

Vendite per segmento	2006		2005		Variazione %
	€ milioni	%	€ milioni	%	2006/2005
Spirit	657,1	70,5%	551,5	68,1%	19,1%
Wine	134,9	14,5%	125,2	15,5%	7,8%
Soft drink	128,0	13,7%	124,9	15,4%	2,4%
Altre vendite	12,4	1,3%	8,3	1,0%	49,1%
Totale	**932,4**	**100,0%**	**809,9**	**100,0%**	**15,1%**

Analisi della variazione % delle vendite per segmento	Totale variazione%	Di cui crescita esterna	Di cui variazione organica lorda	Di cui effetto cambio
Spirit	19,1%	12,9%	5,3%	0,9%
Wine	7,8%	3,6%	3,9%	0,3%
Soft drink	2,4%	0,0%	2,4%	0,0%
Altre vendite	49,1%	52,4%	–3,8%	0,5%
Totale	**15,1%**	**9,9%**	**4,6%**	**0,7%**

Spirit

Le vendite nette degli *spirit* sono state pari a € 657,1 milioni e, grazie a una crescita complessiva del 19,1% rispetto allo scorso anno, hanno superato la soglia del 70% delle vendite totali del Gruppo.

La crescita esterna ha avuto un impatto positivo di € 70,9, ovvero del 12,9% rispetto alle vendite dello scorso anno, mentre i cambi hanno avuto un impatto positivo limitato al 0,9%.

La sola crescita organica è stata del 5,3%; di seguito viene commentato l'andamento dei *brand* principali.

Le vendite nette di **Campari** hanno evidenziato una crescita del 1,3% a cambi costanti e del 2,6% a cambi correnti, per effetto principalmente della rivalutazione del Real brasiliano.

L'ultimo trimestre dell'anno ha confermato la tendenza in essere nei tre principali mercati, evidenziando pertanto un risultato positivo in Germania e Brasile e una lieve contrazione sul mercato italiano.

In relazione al mercato domestico, la debole *performance* conseguita è attribuibile in primo luogo al confronto sfavorevole con il 2005, in cui il preannunciato aumento delle accise aveva determinato un anticipo degli ordini da parte dei clienti nell'ultima parte dell'anno, e in secondo luogo alla sfavorevole situazione congiunturale, che ha penalizzato i consumi nei locali pubblici.

La marca **SKYY** (comprensiva del core *brand* SKYY Vodka e della gamma *flavour*) ha realizzato ancora una volta un ottimo risultato, con crescita organica del 12,0% a cambi costanti (11,3% a cambi correnti), determinata dal buon andamento delle vendite sia negli Stati Uniti che nei mercati internazionali.

Nel mercato domestico, il *brand* SKYY continua a registrare con grande regolarità tassi di crescita a due cifre: la *performance* di vendita complessiva del 2006 è stata infatti del 10,8%, con uno sviluppo più rapido per la core *brand* e una stabilità per la gamma *flavour*.

Nei mercati di esportazione, che complessivamente rappresentano circa il 15% dei volumi di vendita totali, il tasso si crescita si conferma ancora più marcato, superando infatti il 20%; i mercati internazionali più importanti per dimensione e crescita sono al momento il Canada, l'Australia, l'Italia e la Germania.

Le vendite di **CampariSoda**, quasi interamente concentrate sul mercato italiano, hanno chiuso l'anno con una lieve contrazione (0,1%), evidenziando tuttavia un andamento positivo nel secondo semestre; nel mese di settembre peraltro, è ripresa la comunicazione pubblicitaria sulla marca, con un nuovo *spot* televisivo.

Nel 2006, le vendite di **Aperol** sono incrementate del 19,9%, confermando un *trend* di sviluppo a due cifre, ininterrotto dal 2003, anno dell'acquisizione della marca da parte del Gruppo.

Tale performance è determinata sia dalla straordinaria regolarità di crescita dei consumi sul mercato italiano, dove la marca sviluppa il 90% delle sue vendite, sia dalla buona progressione delle esportazioni, che evidenziano tassi di crescita interessanti, tanto in mercati già attivi (Germania) quanto in nuovi mercati (Stati Uniti).

L'andamento delle vendite è stato molto positivo anche per **Aperol Soda** (+11,2%), marca presente solo sul mercato italiano; anche in questo caso, la ripresa della comunicazione pubblicitaria, con un nuovo *spot* televisivo andato in onda nella seconda parte dell'anno, ha indubbiamente contribuito alla *performance* della marca.

I *brand* brasiliani hanno realizzato una crescita complessiva del 8,6% in valuta locale e del 20,9% a cambi correnti, grazie alla forte rivalutazione del Real brasiliano.

Lo sviluppo continua a essere molto positivo per l'*aguardiente* **Dreher**, mentre gli ***admix whiskies*** (Old Eight e Drury's) evidenziano una lieve contrazione rispetto al 2005.

Le vendite di **Ouzo 12** registrano una crescita complessiva del 10,3%, grazie all'ottimo risultato conseguito sul mercato tedesco, nel quale l'investimento in comunicazione effettuato ha dato risultati superiori alle attese.

In Grecia, invece, una situazione di mercato difficile ha portato a una contrazione delle vendite della marca.

Cynar ha avuto una flessione del 12,3% rispetto allo scorso anno (–10,6% a cambi correnti), come conseguenza dell'andamento non positivo delle vendite sia in Brasile che in Italia, ovvero nei due mercati principali della marca.

Le vendite di **Campari Mixx** risentono della persistente significativa contrazione del mercato italiano dei *ready-to-drink*, evidenziando pertanto, a quota di mercato immutata, una flessione del 40,3%.

Per quanto la rilevanza del *brand* nell'ambito del comparto *spirit* sia diminuita significativamente a fine esercizio rispetto ai livelli massimi raggiunti nel 2003, la pesante flessione registrata nel 2006 ha determinato un peggioramento della crescita organica dell'intero comparto *spirit* del1,3%.

Relativamente ai ***brand* di terzi**, l'andamento dei principali marchi può essere così sintetizzato:

- per *tequila* 1800, una crescita a cambi costanti del 15,7,% sul mercato statunitense;
- per gli *Scotch whisky,* una sostanziale stabilità delle vendite a cambi costanti (+0,2%) determinata principalmente dal risultato di Cutty Sark negli Stati Uniti;
- per Jägermeister, –0,9%, realizzato quasi interamente sul mercato italiano;
- per Grand Marnier, distribuito in Germania, Italia e Svizzera, vendite in linea con lo scorso anno (–0,1%).

Wine

Le vendite degli *wine* sono state pari a € 134,9 milioni, con un incremento del 7,8% rispetto al 2005; la crescita organica è stata del 3,9%, l'apporto delle vendite di Teruzzi & Puthod, consolidate a partire da gennaio 2006, è stato del 3,6% e i cambi hanno avuto un impatto positivo, limitato al 0,3%.

Tra i *brand* principali, la *performance* migliore è stata quella degli **spumanti Cinzano**, che hanno realizzato una crescita organica del 13,6% (13,5% a cambi correnti), grazie al buon risultato ottenuto nei due mercati principali, Germania e Italia, entrambi con crescita a due cifre.

In Germania, dove la gamma è stata completamente rinnovata nel *packaging* e ampliata tramite l'inserimento di nuove tipologie di spumanti, il risultato di vendite riflette un incremento dei consumi e un miglioramento della quota di mercato.

In Italia invece, in un contesto di mercato più difficile e competitivo, per la stagnazione dei consumi e la forte concentrazione delle vendite nel periodo natalizio, le vendite degli spumanti Cinzano sono state molto positive grazie a un equilibrato investimento in pubblicità e promozioni.

Il 2006 è stato positivo anche per le vendite del ***vermouth* Cinzano** che, recuperando il ritardo cumulato nella prima parte dell'anno, evidenzia a fine anno una crescita del 4,2% a cambi costanti (+5,1% a cambi correnti).

La Russia si conferma mercato chiave per lo sviluppo della marca, insieme a Italia e numerosi altri mercati che hanno ormai raggiunto livelli di vendite significativi.

I vini **Sella & Mosca** mostrano una contrazione del 3,2% (–3,0% a cambi costanti), determinata dalla stagnazione dei consumi sul mercato italiano e da un ritardo delle esportazioni.

Ci si attende tuttavia che, dal 2007, la nuova organizzazione commerciale possa accelerare lo sviluppo della marca.

Relativamente agli altri marchi del Gruppo, le vendite del 2006 hanno evidenziato una crescita per lo spumante **Mondoro** e per il vino brasiliano **Liebfraulmilch** e una contrazione per gli spumanti **Riccadonna** e per i vini **Cantina Serafino.**

In particolare, Mondoro continua a svilupparsi molto bene in Russia, suo primo mercato, in cui rafforza la sua posizione nel segmento degli spumanti italiani *premium*.

Soft drink

Nel 2006 i *soft drink* hanno realizzato vendite nette per € 128,0 milioni, con una crescita del 2,4% rispetto allo scorso anno.

In questo segmento, il principale *brand* del Gruppo, l'aperitivo analcolico **Crodino**, è cresciuto del 1,9%.

La linea **Lemonsoda, Oransoda e Pelmosoda** ha registrato un incremento delle vendite rispetto allo scorso anno di 1,6%, mentre le acque minerali e gli altri *soft drink* sono calati complessivamente del 6,5%.

Una crescita del 6,9% è stata infine realizzata da **Lipton Ice Tea**, marchio di terzi la cui distribuzione è terminata a dicembre 2006.

Altre vendite

Questo segmento, marginale e complementare agli altri, include i ricavi derivanti dalle attività di *co-packing* e dalla vendita a terzi di materie prime e semilavorati.

Nel 2006 le "altre vendite" sono state pari a € 12,4 milioni e hanno evidenziato una crescita complessiva del 49,1%, di fatto interamente attribuibile allo sviluppo esterno.

A partire dal 15 marzo 2006, infatti, in questo segmento vengono rilevate le vendite di *new filling*, ovvero del distillato di malto prodotto e venduto da Glen Grant Distillery Company Ltd. al gruppo Pernod Ricard, in base agli accordi stipulati al momento dell'acquisizione Glen Grant.

CONTO ECONOMICO CONSOLIDATO

	31 dicembre 2006		31 dicembre 2005		variazione
	€ milioni	%	€ milioni	%	%
Vendite nette	**932,4**	**100,0%**	**809,9**	**100,0%**	**15,1%**
Costo del venduto	(410,2)	-44,0%	(345,1)	-42,6%	18,9%
Margine lordo	**522,2**	**56,0%**	**464,9**	**57,4%**	**12,3%**
Pubblicità e promozioni	(163,1)	-17,5%	(139,7)	-17,3%	16,7%
Costi di vendita e distribuzione	(102,1)	-11,0%	(90,3)	-11,1%	13,1%
Margine commerciale	**256,9**	**27,6%**	**234,8**	**29,0%**	**9,4%**
Spese generali e amministrative e altri oneri e proventi operativi	(65,5)	-7,0%	(55,7)	-6,9%	17,7%
Risultato della gestione ordinaria	**191,4**	**20,5%**	**179,1**	**22,1%**	**6,8%**
Altri (oneri) e proventi non ricorrenti	(0,8)	-0,1%	4,7	0,6%	-118,0%
Risultato Operativo	**190,5**	**20,4%**	**183,9**	**22,7%**	**3,6%**
Proventi (oneri) finanziari netti	(15,2)	-1,6%	(9,9)	-1,2%	53,3%
Quota di utile (perdita) di società valutate con il metodo del patrimonio netto	0,2	0,0%	0,3	0,0%	-34,8%
Utile prima delle imposte e degli interessi di minoranza	**175,5**	**18,8%**	**174,2**	**21,5%**	**0,7%**
Imposte	(55,2)	-5,9%	(51,2)	-6,3%	7,9%
Utile netto	**120,3**	**12,9%**	**123,1**	**15,2%**	**-2,2%**
Interessi di minoranza	(3,2)	-0,3%	(5,0)	-0,6%	-35,8%
Utile netto del Gruppo	**117,1**	**12,6%**	**118,0**	**14,6%**	**-0,8%**
Ammortamenti materiali	(17,4)	-1,9%	(15,7)	-1,9%	10,6%
Ammortamenti immateriali	(1,8)	-0,2%	(1,7)	-0,2%	9,3%
Totale ammortamenti	**(19,2)**	**-2,1%**	**(17,4)**	**-2,1%**	**10,5%**
EBITDA	**209,7**	**22,5%**	**201,3**	**24,8%**	**4,2%**
EBITDA prima di altri oneri e proventi non ricorrenti	210,6	22,6%	196,6	24,3%	7,1%

Le **vendite nette** del 2006 sono state pari a € 932,4 milioni, con una crescita del 15,1% rispetto allo scorso anno; come ampiamente commentato nel paragrafo precedente, l'incremento complessivo è stato generato da una crescita organica pari al 4,6%, da un effetto perimetro del 9,9%, nonché da effetti cambi positivi del 0,7%.

Il **costo del venduto** evidenzia un'incidenza percentuale sulle vendite nette del 44,0%, con un incremento di 1,4 punti percentuali rispetto allo scorso anno; l'incremento è interamente attribuibile al primo consolidamento di *brand* di terzi oggetto dei nuovi accordi distributivi, *brand* che hanno una marginalità inferiore rispetto a quella del *business* organico del Gruppo.

L'effetto perimetro sopra evidenziato ha avuto un impatto negativo sulla componente variabile del costo del venduto, in termini di incidenza sulle vendite, quantificabile in 1,6 punti percentuali.

Le spese di produzione, che invece costituiscono la componente prevalentemente fissa del costo del venduto, hanno ridotto la loro incidenza sulle vendite di 0,4 punti percentuali, mitigando l'effetto negativo sopra evidenziato.

Le spese di produzione sono peraltro incrementate in valore assoluto del 7,8% rispetto allo scorso anno, in quanto, se da un lato hanno beneficiato integralmente degli effetti del piano di ristrutturazione industriale realizzato in Italia, dall'altro scontano il consolidamento dei nuovi *business* acquisiti (Glen Grant e, in misura minore, Teruzzi & Puthod).

I **costi per pubblicità e promozioni** evidenziano un'incidenza percentuale sulle vendite del 17,5%, in lieve aumento (0,2 punti percentuali) rispetto allo scorso anno.

Il consolidamento dei nuovi *brand* di terzi distribuiti dal Gruppo ha avuto un impatto positivo sui margini di 0,2 punti percentuali, mentre l'investimento promozionale e pubblicitario destinato a Glen Grant, al contrario, ha avuto un effetto diluitivo di 0,4 punti percentuali.

Le vendite di Glen Grant del 2006 hanno scontato il fatto che la distribuzione è iniziata solo a metà marzo nonché una eccessiva presenza di *stock* nei canali distributivi al momento dell'acquisizione: nonostante ciò, si è ritenuto opportuno incrementare prontamente l'investimento in comunicazione (anche con una campagna televisiva destinata al mercato italiano) al fine di accelerarne la crescita.

I primi riscontri di mercato sull'efficacia dell'investimento evidenziano peraltro una buona risposta della marca alla sollecitazione effettuata.

Pertanto, al lordo dei due effetti di cui sopra (–0,2% e +0,4%), la spesa promozionale e pubblicitaria 2006 relativa al *business* organico del Gruppo è esattamente in linea con quella dello scorso anno, ovvero pari al 17,3%.

I costi di **vendita e distribuzione** hanno mantenuto sostanzialmente invariata la loro incidenza sulle vendite: 11,0% nel 2006 rispetto a 11,1% nel 2005.

I costi di distribuzione, per natura quasi totalmente variabili, sono cresciuti in modo quasi proporzionale rispetto allo sviluppo delle vendite.

Anche i costi delle strutture commerciali, pur avendo una componente consistente di costi fissi, sono tuttavia incrementati in misura significativa rispetto allo scorso anno (+13,0%) a seguito del rafforzamento delle strutture di vendita, *marketing* e *trade marketing*.

In particolare si è reso opportuno procedere al rafforzamento delle strutture sia negli Stati Uniti, per poter gestire adeguatamente le nuove marche in distribuzione, sia in altri mercati internazionali, ritenuti di importanza strategica per lo sviluppo futuro dei *core brand* del Gruppo.

Per contro in Italia, i benefici economici conseguenti alla riorganizzazione delle reti vendita sono stati in parte compensati da costi *una tantum* relativi alla complessa gestione del progetto.

Il **margine commerciale** del 2006 è stato pari a € 256,9 milioni, con una crescita totale del 9,4% rispetto allo scorso anno, determinata per il 4,0% dalla crescita organica, per il 4,9% dalla crescita esterna e per il 0,6% dal positivo effetto cambio.

La voce **spese generali e amministrative** e **altri oneri e proventi operativi,** evidenzia una crescita complessiva del 17,7%, con un'incidenza percentuale sulle vendite del 7,0%, sostanzialmente in linea con quella dello scorso anno (6,9%).

L'importante incremento in valore assoluto di tale voce di spesa è riconducibile a alcuni fattori specifici: minori proventi operativi rispetto al 2005 per € 2,1 milioni, un effetto perimetro quantificabile nel 6,5%, un effetto cambio, pari al 1,1%.

Al netto di tali componenti la crescita organica delle sole spese generali e amministrative risulta essere contenuta al 6,5%.

Si rammenta inoltre che la rilevazione in conto economico degli oneri relativi al nuovo piano di *stock option*, in osservanza di quanto indicato dai principi IAS, determina sul 2006 un ulteriore effetto negativo del 1,8%.

Il **risultato della gestione ordinaria** del 2006 è stato di € 191,4 milioni, in crescita del 6,8% rispetto allo scorso anno e rappresenta un livello di redditività del 20,5% (22,1% nel 2005).

Si ricorda che, con l'adozione dei nuovi principi contabili internazionali (IAS 38), viene meno l'ammortamento delle differenze di consolidamento e dei marchi aventi vita utile indefinita.

Conseguentemente, la voce "ammortamento relativo all'avviamento e ai marchi" non compare nella struttura di conto economico adottata ai fini IFRS dei due periodi posti a confronto.

I valori di bilancio degli avviamenti e dei marchi aventi vita utile indefinita vengono verificati almeno una volta all'anno (*impairment test*), secondo quanto stabilito dal Principio Contabile Internazionale n. 36.

Le verifiche relative ai valori degli avviamenti e dei marchi al 31 dicembre 2006, hanno confermato i valori di iscrizione in bilancio.

La voce **proventi e oneri non ricorrenti** del conto economico 2006 evidenzia un saldo netto negativo di € 0,8 milioni; i valori più significativi inclusi in tale voce sono:

- una plusvalenza straordinaria netta di € 9,2 milioni, relativa alla cessione di aree edificabili aventi destinazione residenziale e facenti parte del Programma Integrato di Intervento nel Comune di Sesto San Giovanni (la plusvalenza viene indicata al netto sia delle minusvalenze realizzate per le rottamazioni che degli oneri sostenuti per le demolizioni effettuate);
- un onere di € 4,8 milioni, stanziato come fondo ristrutturazione e conseguente alla decisione del Gruppo di interrompere l'attività produttiva nello stabilimento di Sulmona;
- un onere di € 2,0 milioni relativo a altri oneri futuri per il personale.
- un onere di € 1,0 milioni, stanziato in previsione della demolizione di un fabbricato adiacente al sito produttivo di Crodo e relativo, per € 0,7 milioni a fondo svalutazione immobili e per € 0,3 milioni a un fondo per oneri di demolizione;
- un onere di € 0,9 milioni relativo alla svalutazione del fabbricato di Termoli, precedentemente attivo come unità produttiva e successivamente come magazzino.

Nel 2005, la voce proventi e oneri non ricorrenti riportava un saldo netto positivo di € 4,7 milioni, che includeva principalmente una plusvalenza realizzata sulla vendita di proprietà immobiliari in Svizzera (per € 1,9 milioni) e sopravvenienze di natura straordinaria, correlate all'acquisizione brasiliana del 2001, per € 2,2 milioni.

L'impatto differenziale di questa voce del conto economico sul risultato operativo, tra il 2006 e il 2005, è pertanto negativo per € 5,5 milioni.

Il **risultato operativo** dell'esercizio 2006, pari a € 190,5 milioni, risulta in crescita del 3,6% rispetto allo scorso anno e rappresenta un marginalità del 20,4% sulle vendite (22,7% nel 2005).

Gli **ammortamenti** complessivi del periodo, materiali e immateriali, sono stati pari a € 19,2 milioni, con un aumento significativo rispetto allo scorso anno (+10,5%); conseguentemente, i due indicatori "EBITDA prima di proventi e oneri non ricorrenti" e EBITDA, mostrano un tasso di crescita più elevato, rispettivamente, del risultato della gestione ordinaria e del risultato operativo.

L'EBITDA prima di proventi e oneri non ricorrenti è stato pari a € 210,6 milioni, in crescita del 7,1% e l'**EBITDA** è stato pari a € 209,7 milioni, in crescita del 4,2%.

Gli **oneri finanziari netti** del 2006 sono stati € 15,2 milioni, in crescita rispetto a quelli dello scorso anno (€ 9,9 milioni).

L'incremento della spesa per interessi deriva principalmente dal maggiore indebitamento conseguente alle due importanti acquisizioni effettuate nel corso dell'esercizio: Glen Grant, per un importo di circa € 130 milioni, nonché le minoranze Skyy Spirits, LLC, per un controvalore di € 49 milioni.

La crescita dei tassi di interesse delle principali valute ha inoltre amplificato l'effetto derivante dal maggiore indebitamento.

La quota parte di **utile o perdita delle società valutate col metodo del patrimonio netto**, evidenzia un utile netto di € 0,2 milioni, in linea con quello dello scorso anno.

Si rammenta che le entità consolidate con il metodo del patrimonio netto sono quattro società commerciali che distribuiscono i prodotti del Gruppo e di altri soci in importanti mercati europei: Belgio, Olanda, Regno Unito e Spagna.

L'**utile prima delle imposte e degli interessi di minoranza** è stato pari a € 175,5 milioni, in crescita del 0,7% rispetto allo scorso anno.

Le **imposte** di competenza dell'esercizio sono state pari a € 55,2 milioni, in crescita del 7,9% rispetto a quelle del 2005, pari a € 51,2 milioni.

L'incremento dell'onere fiscale complessivo è imputabile allo sviluppo più che proporzionale dell'utile netto di Skyy Spirits,LLC, che sconta un'aliquota fiscale superiore alla media del gruppo, nonché al recente inasprimento del carico fiscale effettivo in Italia.

L'**utile netto** è stato pari a € 120,3 milioni, in contrazione del 2,2% rispetto allo scorso anno; la lieve flessione è totalmente imputabile al venire meno di proventi non ricorrenti nonché a maggiori interessi e imposte.

Gli **interessi di minoranza**, ovvero la quota di utile netto di competenza di terzi, è stata di € 3,2 milioni, inferiore a quella rilevata nel 2005, pari a € 5,0 milioni.

La diminuzione del valore degli interessi di minoranza deriva dall'acquisto da parte del gruppo di una quota residua di terzi (pari all'11%) nel capitale di Skyy Spirits, LLC; detta società pertanto risulta da novembre 2006 detenuta al 100%.

Dedotti gli interessi di minoranza, **l'utile netto del Gruppo** del 2006 è stato di € 117,1 milioni, in flessione del 0,8% rispetto allo scorso anno e con una redditività sulle vendite nette pari al 12,6%.

Redditività per area di business

Lo IAS 14 prevede venga fornito un approfondimento economico settoriale, sia per segmenti di attività che per aree geografiche, identificando fra questi due il settore di analisi ritenuto primario e oggetto di un'informativa più completa.

La dimensione di analisi del *business* ritenuta primaria dal Gruppo Campari è quella per segmenti di attività, vale a dire *spirit*, *wine*, *soft drink* e il segmento complementare altre vendite; pertanto, per tali quattro aree di *business*, viene presentata un'analisi dei risultati economici.

Il livello di redditività considerato più efficace per misurare la *performance* dei singoli segmenti è il margine commerciale, che mostra la profittabilità generata da ricavi e costi direttamente imputabili ai singoli prodotti.

Nel 2006, il margine commerciale consolidato del Gruppo è stato di € 256,9 milioni, in crescita del 9,4% rispetto allo scorso anno.

Margine commerciale	2006		2005		2006/2005
	€ milioni	in % totale	€ milioni	in % totale	variazione %
Spirit	210,6	82,0%	189,6	80,2%	11,1%
Wine	15,2	5,9%	14,1	6,0%	8,0%
Soft drink	28,6	11,1%	31,1	13,2%	-8,1%
Altro	2,4	0,9%	1,5	0,6%	66,1%
Margine commerciale delle aree di *business*	**256,9**	**100,0%**	**236,3**	**100,0%**	**8,7%**
Costi di produzione non allocati			(1,4)		
Margine commerciale consolidato	**256,9**		**234,8**		**9,4%**

La tabella sopra riportata presenta l'evoluzione del margine commerciale per ciascuna area di *business* e, per l'anno 2005, la riconciliazione con il margine commerciale consolidato del Gruppo.

Nel 2005 infatti, lo stabilimento di Novi Ligure ha potuto operare a pieno regime solo nell'ultima parte dell'anno quando, con l'avvio delle produzioni di Campari e CampariSoda, è stato completato il piano di trasferimento di tutte le produzioni in esso previste.

Di conseguenza, nel 2005 una parte dei costi di produzione di Novi Ligure, pari a € 1,4 milioni, pur essendo recepita nel conto economico del Gruppo, non era stata allocata a alcun *brand* e quindi a nessuna area di *business*.

La crescita del margine commerciale del Gruppo nel 2006, è stata generata da *spirit, wine* e dal segmento complementare "altre vendite"; i *soft drink*, pur mantenendo una buona marginalità sulle vendite, superiore al 20%, hanno avuto una contrazione della redditività in valore assoluto.

Redditività spirit

	2006		2005		2006/2005
	€ milioni	Incidenza % sulle vendite del segmento	€ milioni	Incidenza % sulle vendite del segmento	variazione %
Vendite nette	657,1	100,0%	551,5	100,0%	19,1%
Margine lordo	400,6	61,0%	353,4	64,1%	13,3%
Margine commerciale	210,6	32,1%	189,6	34,4%	11,1%

Gli *spirit* rafforzano la loro posizione di *core business*, con un margine commerciale di € 210,6 milioni, in crescita del 11,1% rispetto allo scorso anno e pari al 32,1% delle vendite nette del segmento.

Gli *spirit* si confermano pertanto come l'area di *business* a maggiore marginalità, nonostante l'effetto diluitivo prodotto dalla crescita esterna (in particolare i nuovi *brand* in distribuzione), che ha avuto un impatto sul margine commerciale di 2,3 punti percentuali (da 34,4% a 32,1%).

In relazione all'effetto perimetro infatti, la tabella sotto riportata evidenzia come a fronte di un incremento delle vendite nette del 12,9% si registra un incremento del margine commerciale inferiore e pari a 4,6%.

Più in dettaglio, i nuovi *brand* in distribuzione (appartenenti ai gruppi Brown Forman, C&C e Suntory) presentano un margine lordo strutturalmente più contenuto rispetto a quello degli *spirit* del Gruppo, mentre Glen Grant, che al contrario presenta un'ottima redditività a livello di margine lordo, ha portato una redditività inferiore a quella organica a livello di margine commerciale per un fattore contingente, ovvero gli elevati investimenti pubblicitari effettuati nonostante la marca sia stata acquistata in corso d'anno.

	Variazione % totale	Di cui variazione organica lorda	Di cui effetto cambio	Di cui perimetro
Vendite nette	19,1%	5,3%	0,9%	12,9%
Margine lordo	13,3%	4,7%	0,7%	8,0%
Margine commerciale	11,1%	5,9%	0,6%	4,6%

Per quanto concerne i *brand* del Gruppo, la crescita organica del margine commerciale degli *spirit* nel 2006 è stata del 5,9%, leggermente superiore a quella rilevata sulle vendite nette (5,3%), grazie all'ottima *performance* di SKYY Vodka e Aperol.

Redditività wine

Il conto economico degli *wine* del 2006 evidenzia un margine commerciale di € 15,2 milioni, in crescita del 8,0% e una redditività sulle vendite del 11,3%, invariata rispetto allo scorso anno.

	2006		2005		2006/2005
	€ milioni	Incidenza % sulle vendite del segmento	€ milioni	Incidenza % sulle vendite del segmento	variazione in %
Vendite nette	134,9	100,0%	125,2	100,0%	7,8%
Margine lordo	60,8	45,1%	53,4	42,6%	14,0%
Margine commerciale	15,2	11,3%	14,1	11,3%	8,0%

Il perimetro di consolidamento 2006 è variato solo per effetto dell'acquisizione Teruzzi & Puthod, che, come evidenziato nella tabella sotto riportata, ha avuto un impatto del 3,6% sulla crescita delle vendite e del 8,5% sulla crescita del margine commerciale.

	Variazione in % totale	Di cui organica lorda	Di cui effetto cambio	Di cui perimetro
Vendite nette	7,8%	3,9%	0,3%	3,6%
Margine lordo	14,0%	10,2%	0,3%	3,5%
Margine commerciale	8,0%	-1,6%	1,1%	8,5%

Per quanto concerne invece la parte organica del *business wine*, l'andamento della redditività riflette chiaramente due fenomeni differenti.

A livello del margine lordo si registra una crescita (10,2%) superiore a quella organica delle vendite (3,9%) grazie a un contenimento del costo del venduto, in particolare con riferimento alla componente fissa delle spese di produzione dei *vermouth* e degli spumanti Cinzano.

Le vendite di questi due prodotti, e conseguentemente i loro volumi di produzione, nell'anno sono stati molto buoni e pertanto il loro margine lordo è migliorato per un maggiore assorbimento dei costi fissi. Oltre a ciò, grazie all'entrata a regime dello stabilimento di Novi Ligure, avvenuta solo alla fine del 2005, una parte dei costi fissi industriali nel 2006 è stata assorbita dalle produzioni di Campari e CampariSoda, con conseguente ulteriore beneficio per la redditività lorda dei marchi Cinzano.

La parte inferiore del conto economico degli *wine*, evidenzia invece una lieve contrazione del margine commerciale (-1,6%), determinata sia dai maggiori investimenti pubblicitari e promozionali a sostegno dei marchi Cinzano, che da una più elevata incidenza dei costi di vendita sul mercato italiano dove, a partire da gennaio 2006, è stata creata una nuova struttura commerciale dedicata ai vini.

Redditività soft drink

Il margine commerciale dei *soft drink* è stato pari a € 28,6 milioni, con un'incidenza sulle vendite nette del 22,4% e una flessione del 8,1% rispetto allo scorso anno.

La redditività di questo segmento, le cui vendite sono quasi totalmente concentrate in Italia, è interamente ascrivibile al *business* organico in quanto nel 2006 non sono intervenute variazioni di perimetro.

	2006		2005		2006/2005
	€ milioni	Incidenza % sulle vendite del segmento	€ milioni	Incidenza % sulle vendite del segmento	variazione in %
Vendite nette	128,0	100,0%	124,9	100,0%	2,4%
Margine lordo	58,0	45,4%	57,7	46,2%	0,6%
Margine commerciale	28,6	22,4%	31,1	24,9%	-8,1%

Con vendite nette in crescita del 2,4%, il margine lordo dei *soft drink* è incrementato in misura più contenuta (0,6%), come conseguenza di un *mix* di vendite sfavorevole: le vendite del *brand* di terzi Lipton Ice Tea, caratterizzato da un elevato costo del venduto, sono infatti cresciute più di quelle di Crodino e della linea Lemonsoda, Oransoda e Pelmosoda.

La contrazione del margine commerciale, anche per i *soft drink*, risulta determinata principalmente da una maggiore spesa in pubblicità e promozioni: in particolare, sul risultato dell'anno, hanno inciso il costo di una nuova campagna pubblicitaria per la linea Lemonsoda, Oransoda e Pelmosoda e l'ulteriore rafforzamento degli investimenti di *marketing* su Crodino.

Redditività altre vendite

La redditività del segmento complementare "altre vendite", che include le attività di *co-packing* e la vendita a terzi di materie prime e semilavorati, è stata di € 2,4 milioni, con un incremento rispetto allo scorso anno di € 0,9 milioni, pari al 66,1%.

	2006		2005		2006/2005
	€ milioni	Incidenza % sulle vendite del segmento	€ milioni	Incidenza % sulle vendite del segmento	variazione in %
Vendite nette	12,4	100,0%	8,3	100,0%	49,1%
Margine lordo	2,7	22,1%	1,9	22,4%	47,1%
Margine commerciale	2,4	19,5%	1,5	17,5%	66,1%

Come evidenziato nella tabella sotto riportata, la forte crescita è interamente determinata dalla variazione di perimetro e cioè alla vendita a terzi del distillato di malto, prodotto da Glen Grant Distillery Company Ltd.

	Variazione in % totale del semestre	Di cui variazione organica lorda	Di cui effetto cambio	Di cui variazione perimetro
Vendite nette	49,1%	-3,8%	0,5%	52,4%
Margine lordo	47,1%	-32,3%	-0,7%	80,1%
Margine commerciale	66,1%	-35,2%	-0,9%	102,3%

SITUAZIONE FINANZIARIA

Rendiconto finanziario

Il rendiconto finanziario riclassificato esposto nella tabella sotto riportata evidenzia i flussi di cassa che determinano la variazione della posizione finanziaria netta; i flussi relativi alle variazioni di indebitamento a breve e a lungo termine, non avendo alcun effetto sulla posizione finanziaria netta, non vengono evidenziati.

Tali movimenti sono peraltro riscontrabili nel rendiconto finanziario che fa parte dei prospetti di bilancio, il cui fine è quello di identificare la variazione netta di cassa intervenuta nel corso dell'esercizio.

	2006 € milioni	2005 € milioni
Utile netto	117,1	118,0
Ammortamenti e variazioni che non determinano movimenti di cassa	22,6	26,8
Variazioni di attività e passività non finanziarie	(1,9)	2,6
Flusso di cassa generato dalle attività operative prima delle variazioni di capitale circolante	**137,7**	**147,4**
Variazione capitale circolante netto operativo	(25,5)	(50,2)
Flusso di cassa generato dalle attività operative	**112,2**	**97,1**
Flusso di cassa assorbito da investimenti	**(18,8)**	**(15,0)**
Free *Cash Flow*	**93,4**	**82,1**
Acquisizioni	(179,4)	(130,7)
Altre variazioni	32,9	2,1
Dividendo pagato dalla Capogruppo	(28,1)	(28,1)
Totale flusso di cassa assorbito da altre attività	**(174,7)**	**(156,7)**
Differenze cambio e altre variazioni	27,6	(24,6)
Variazione delle posizione finanziaria netta per effetto delle attività dell'esercizio	**(53,6)**	**(99,2)**
Debito per esercizio delle *put option* su Skyy Spirits, LLC	45,5	(45,5)
Variazione delle posizione finanziaria netta	**(8,1)**	**(144,8)**
Posizione finanziaria netta di inizio del periodo	(371,4)	(226,7)
Posizione finanziaria netta di fine periodo	(379,5)	(371,4)

La posizione finanziaria netta del 2006, la cui composizione per natura e per scadenza viene analizzata nel paragrafo successivo, evidenzia tra inizio e fine periodo, una variazione negativa di € 8,1 milioni.

Il flusso di cassa generato dalle attività operative è stato positivo per € 112,2 milioni, in crescita del 15,5% rispetto al corrispondente valore di € 97,1 milioni dello scorso anno.

In particolare, nel 2006 si evidenzia un contenimento della crescita del capitale circolante netto che, a cambi e perimetro costanti, passa da € 50,2 milioni dello scorso anno a € 25,5 milioni.

Tale *performance* può essere considerata molto positiva se si considera che il capitale circolante netto al 31 dicembre 2006 sconta i valori relativi ai nuovi *brand* di terzi, la cui distribuzione è iniziata nell'anno.

È infatti opportuno ricordare che, per quanto concerne il rendiconto finanziario, l'eliminazione dell'effetto perimetro è limitata ai valori patrimoniali di apertura delle società acquisite nel corso dell'anno (operazione Glen Grant), mentre non contempla gli impatti sul capitale circolante netto derivanti da nuovi *business* gestiti dalle società esistenti (nuovi contratti di distribuzione).

Il flusso di cassa assorbito dagli investimenti, al netto delle dismissioni, è stato di € 18,8 milioni, di cui:

- € 18,9 milioni relativi a nuovi investimenti (dettagliati nel successivo paragrafo della relazione);
- € 13,1 milioni relativi a proventi da cessione di aree edificabili nel comune di Sesto San Giovanni;
- € 13,0 milioni relativi a anticipi a fornitori per la costruzione della nuova sede del Gruppo, sempre nel comune di Sesto San Giovanni.

Il *free cash flow* del 2006 è stato pertanto di € 93,4 milioni, in crescita del 13,8% rispetto a quello generato nel 2005.

Gli altri flussi non operativi che hanno assorbito o generato risorse finanziarie nel corso dell'anno sono stati:

- acquisizioni per € 179,4 milioni, di cui € 130,5 milioni relativi all'operazione Glen Grant e € 48,8 milioni per la quota del 11% di Skyy Spirits,LLC;
- la vendita di azioni proprie, per un controvalore di € 32,9 milioni;
- il dividendo 2005 per € 28,1 milioni.

Dopo differenze cambio positive e altri effetti contabili, per un importo netto positivo di € 27,6 milioni, **il flusso di cassa netto dell'esercizio** evidenzia un saldo negativo di € 53,6 milioni che si confronta con una variazione, sempre negativa, dello scorso esercizio pari a € 99,2 milioni.

Infine, il venir meno del debito iscritto nel 2005 in relazione al possibile esercizio delle *put option* detenute dai soci di minoranza di Skyy Spirits, LLC, conseguente all'effettivo esercizio delle stesse (e il cui costo viene rappresentato tra gli altri flussi non operativi), determina un flusso positivo di € 45,5 milioni, di cui beneficia la posizione finanziaria netta al 31 dicembre 2006.

Composizione dell'indebitamento netto

	31 dicembre 2006 € milioni	31 dicembre 2005 € milioni	Variazione
Cassa, banche e titoli	240,3	247,5	(7,2)
Debiti verso banche	(209,3)	(112,8)	(96,4)
Debiti per *leasing* immobiliare	(3,1)	(3,1)	0,0
Private placement e prestito obbligazionario	(17,7)	(9,6)	(8,2)
Altre attività e passività finanziarie	0,3	(1,4)	1,7
Posizione finanziaria netta a breve termine	**10,4**	**120,6**	**(110,2)**
Debiti verso banche	(1,2)	(26,7)	25,6
Debiti per *leasing* immobiliare	(16,0)	(19,0)	3,0
Private placement e prestito obbligazionario	(370,6)	(397,7)	27,2
Altri debiti finanziari	(2,2)	(3,0)	0,8
Posizione finanziaria netta a medio-lungo termine	**(390,0)**	**(446,5)**	**56,6**
Posizione finanziaria netta relativa alle attività dell'esercizio	**(379,5)**	**(325,9)**	**(53,6)**
Debiti per esercizio delle put option di Skyy Spirits, LLC	0,0	(45,5)	45,5
Posizione finanziaria netta	**(379,5)**	**(371,4)**	**(8,1)**

La posizione finanziaria netta al 31 dicembre 2006 presenta un indebitamento di € 379,5 milioni, in aumento di € 8,1 milioni rispetto al 31 dicembre 2005.

Tale variazione è relativamente contenuta se si considera che nel corso dell'esercizio le acquisizioni hanno assorbito risorse per € 179,4 milioni, di cui € 130,5 milioni relativi all'operazione Glen Grant e € 48,8 milioni per il 11% di Skyy Spirits, LLC (€ 3,3 milioni al netto dell'effetto derivante dal venir meno del debito di € 45,5 milioni, iscritto nel 2005 in relazione al possibile esercizio delle *put option* detenute dai soci di minoranza).

Tra le variazioni, è opportuno ricordare che la parte di debito relativa al *private placement* emesso da Redfire, Inc. in US$, si riduce sia per effetto del rimborso di una *tranche* di US$ 4,0 milioni avvenuto nel mese di luglio 2006 che, sulla parte residua di US$162,0 milioni, per un positivo effetto cambio pari a € 14,3 milioni.

La quota a breve termine di *private placement* e prestito obbligazionario include sia il rateo per le cedole di competenza del periodo che il rimborso di ulteriori *tranche* del *private placement*, per complessivi US$ 12,3 milioni, previsto per il 2007.

Situazione patrimoniale

	31 dicembre 2006 € milioni	31 dicembre 2005 € milioni
Attivo immobilizzato	990,3	925,7
Altre attività e passività non correnti	(56,3)	(45,4)
Capitale circolante operativo	265,1	222,5
Altre attività e passività correnti	(21,8)	(35,6)
Totale capitale investito	**1.177,3**	**1.067,2**
Patrimonio netto	797,8	695,8
Posizione finanziaria netta	379,5	371,4
Totale fonti di finanziamento	**1.177,3**	**1.067,2**

La struttura patrimoniale al 31 dicembre 2006 presenta un capitale investito totale di € 1.177,3 milioni, più elevato di € 110,1 milioni rispetto allo scorso anno.

La variazione più significativa riguarda l'attivo immobilizzato che si incrementa di € 64,6 milioni, quasi interamente imputabili alle immobilizzazioni immateriali, come segue:

- 103,1 relativi all'iscrizione del valore dei marchi Glen Grant e Old Smuggler,
- € 6,4 milioni relativi all'adeguamento del valore del *goodwill* SKYY, a seguito dell'acquisizione dell'ultima *tranche* di Skyy Spirits, LLC,
- € 43,6 milioni imputabili alla diminuzione del valore complessivo dei *goodwill*, per effetto di differenze cambio.

Le altri voci che concorrono a determinare l'attivo immobilizzato, cioè immobilizzazioni materiali, attività biologiche, investimenti mobiliari e attività immateriali a vita definita, complessivamente riducono il loro valore netto di bilancio di € 1,1 milioni, in quanto gli incrementi relativi agli investimenti dell'esercizio e alle variazioni di perimetro sono più che compensati da ammortamenti e svalutazioni.

Le altre attività e passività non correnti evidenziano un saldo netto negativo in aumento di € 10,9 milioni rispetto allo scorso anno, principalmente per effetto dell'iscrizione di imposte differite relative all'ammortamento fiscale locale di alcuni marchi e *goodwill*.

La crescita del capitale circolante operativo (€ 42,6 milioni) ha un impatto significativo sull'incremento complessivo del capitale investito.

Tale variazione include tuttavia anche un effetto perimetro di € 22,7 milioni correlato all'acquisizione Glen Grant e un effetto cambio, di segno opposto, pari a € 5,7 milioni; al netto di tali componenti, l'aumento del capitale circolante operativo risulta pertanto essere di € 25,6 milioni (così come indicato nel paragrafo precedente, relativo all'analisi del rendiconto finanziario).

Le altre attività e passività correnti evidenziano al 31 dicembre 2006 un saldo netto negativo di € 21,8 milioni, inferiore di € 13,8 milioni rispetto allo scorso anno, principalmente per l'incremento della voce "altri

crediti" che include un anticipo a fornitori di € 13,0 milioni correlato all'edificazione della nuova sede del Gruppo a Sesto San Giovanni.

La struttura finanziaria evidenzia un miglioramento del rapporto debito – mezzi propri, che si riduce dal 53,4% al 47,6% a fine 2006.

INVESTIMENTI

Gli investimenti ordinari del Gruppo, nel corso dell'esercizio 2006, sono stati pari a € 18,9 milioni, importo che include gli investimenti in attività materiali, in attività biologiche e in attività immateriali a vita definita.

Tra le attività materiali, le voci di spesa più significative sono state: € 11,8 milioni per investimenti industriali, distribuiti sulle diverse unità produttive del Gruppo; € 1,9 milioni connessi al Programma Integrato di Intervento nel Comune di Sesto San Giovanni, di cui € 1,1 milioni relativi a oneri urbanistici e € 0,9 di *hardware* e attrezzature varie.

Gli investimenti in attività biologiche sono stati pari a € 2,1 milioni, relativi all'acquisto di vigneti da parte di Sella & Mosca S.p.A.

Le attività immateriali a vita definita si sono infine incrementate per € 2,1 milioni, a seguito di nuovi investimenti prevalentemente relativi a *software* e a sviluppo progetti SAP.

STRUTTURA DEL GRUPPO

Per informazioni in merito alla variazioni della struttura del Gruppo intervenute nel 2006, si rinvia a quanto esposto alla nota 7 – *Aggregazioni aziendali (acquisizioni)* delle note al bilancio.

EVENTI SUCCESSIVI ALLA CHIUSURA DELL'ESERCIZIO

Ristrutturazione industriale

Il 10 gennaio 2007, il Gruppo ha annunciato la decisione di interrompere l'attività produttiva nello stabilimento di Sulmona e di trasferirne l'attività in altri siti produttivi.

Lo stabilimento di Sulmona è entrato a far parte del Gruppo Campari con l'acquisizione Bols del 1995 e non ha raggiunto nella sua storia un livello di efficienza sostenibile, nonostante gli investimenti e i trasferimenti di produzioni effettuati nonché gli sforzi di trovare nuove opportunità produttive, anche per conto terzi.

A seguito del drastico ridimensionamento della categoria dei *ready to drink* e del declino generalizzato del mercato delle bibite analcoliche gassate, l'utilizzo delle linee di produzione è sceso a livelli che rendono impossibile il proseguimento dell'attività.

La società ha peraltro già assicurato, nella tradizione di rapporti sindacali rivolti costantemente a attenuare le conseguenze sociali di decisioni economicamente giustificate e nell'ottica di minimizzare l'impatto sui livelli occupazionali di Gruppo, la propria disponibilità a definire con i rappresentanti dei lavoratori un concreto programma di misure alternative e di sostegno.

Questo programma – che verrà discusso nelle sedi opportune – potrà comprendere anche la proposta di passaggio a altre strutture produttive del Gruppo ai lavoratori ricollocabili e l'attivazione in loco di attività di *outplacement* e di riqualificazione professionale in grado di minimizzare l'impatto di una decisione dolorosa ma inevitabile.

Nuova società commerciale in Cina

Nel primo trimestre dell'anno in corso è diventata operativa Campari Beijing Trading Company, una nuova società commerciale, controllata al 100% dal Gruppo Campari, attualmente con sede a Beijing e quanto prima con un secondo ufficio a Shanghai.

La nuova società, costituita con l'obiettivo di cogliere le enormi potenzialità del mercato cinese, distribuirà *spirit* e *wine* del Gruppo con due strutture commerciali separate e specializzate nelle due aree di *business.*

Relativamente ai vini, Campari Beijing Trading Company distribuirà sia la produzione locale di Qingdao Sella & Mosca Winery Co.Ltd. (società controllata dal Gruppo per il 93,67%) che i vini di importazione Sella & Mosca, Chateau Lamargue e Teruzzi & Puthod.

Nuova società in Argentina

Relativamente all'acquisizione Old Smuggler (parte integrante dell'operazione Glen Grant), il Gruppo aveva perfezionato due accordi separati: uno per l'acquisto del marchio in Argentina e uno per il resto del mondo, diventato operativo il 15 marzo 2006, al momento del *closing* .

In seguito alla recente autorizzazione dell'*antitrust* locale, il 12 Marzo 2007 il Gruppo ha potuto formalizzare l'acquisizione del marchio Old Smuggler anche per l'Argentina e pertanto la nuova società, Campari Argentina S.R.L., precedentemente costituita e controllata al 100%, è diventata operativa.

Tale società importa il malto dalla Scozia e coordina localmente la produzione e la vendita del *whisky* Old Smuggler tramite un imbottigliatore e un distributore terzi.

Fusione per incorporazione di Glen Grant S.r.l.

Allo scopo di proseguire il processo di semplificazione e riduzione delle strutture societarie del Gruppo, nonché di perseguire una maggiore razionalità e funzionalità sotto il profilo patrimoniale e economico, è stata deliberata la fusione per incorporazione di Glen Grant S.r.l., controllata al 100% dalla Capogruppo, detentrice dei marchi Glen Grant.

EVOLUZIONE PREVEDIBILE DELLA GESTIONE

Nel 2006 il Gruppo Campari ha affrontato con successo sfide indubbiamente importanti, quali la stagnazione dei consumi nel mercato domestico (che rappresenta ancora il 43% delle vendite del Gruppo), l'integrazione di acquisizioni dimensionalmente non grandi ma strategicamente importanti e piuttosto complesse (Glen Grant), nonché progetti organizzativi ambiziosi, che hanno avuto impatti significativi sulle strutture commerciali del Gruppo.

Considerando le premesse, se i risultati conseguiti sono stati globalmente positivi, è peraltro vero che circostanze contingenti non sempre favorevoli, da un lato hanno penalizzato il 2006, dall'altro lato costituiscono un'opportunità in termini di prospettive di crescita per l'anno in corso.

In particolare, in relazione a Glen Grant l'esercizio si caratterizza, in positivo, per il successo conseguito nell'integrazione del *business* e, in negativo, per gli effetti economici derivanti dall'eccessiva presenza di *stock* di prodotto nei canali distributivi al momento del *closing.*

Nel breve e medio termine si ritiene che questo *brand* potrà riservare grandi soddisfazioni al Gruppo.

Per quanto concerne i progetti organizzativi, la complessa ristrutturazione delle reti vendita in Italia, operativa dal 2006, ha scontato una iniziale fase di messa a regime, che ha parzialmente compromesso gli attesi effetti di efficienza e efficacia: da un lato sono infatti intervenuti costi *una tantum,* superiori alle previsioni, e dall'altro, una delle due divisioni, quella dedicata ai vini, ha subito l'impatto di radicali cambiamenti nel portafoglio prodotti e nella struttura commerciale.

Nel prossimo futuro si ritiene che i *brand* gestiti da questa divisione potranno beneficiare del nuovo assetto di cui essa è stata dotata.

In relazione infine alle condizioni dei mercati specifici in cui il Gruppo opera, per quanto concerne l'Italia e l'intera Europa, il quadro è abbastanza positivo in quanto negli ultimi mesi le previsioni per il 2007, già orientate a una crescita superiore al 2006, sono state ulteriormente riviste verso l'alto.

Per quanto concerne gli Stati Uniti, l'aspettativa positiva sui risultati di Skyy Spirits, LLC si basa sulla forza dei *brand,* più che su aspettative di crescita dell'economia o del mercato in sé.

Per quanto concerne infine il Brasile, il Gruppo potrà contare tanto sulla solidità del portafoglio, composto da forti marche locali e internazionali, quanto sul ciclo favorevole che caratterizza l'economia del paese.

RISK MANAGEMENT

Rischi connessi all'attività commerciale internazionale e all'operatività in mercati emergenti

Coerentemente alla strategia di internazionalizzazione intrapresa, il Gruppo opera, attualmente, in numerosi mercati e intende espandere, in futuro, la propria attività in alcuni paesi in via di sviluppo, in particolare in Asia e in America Latina.

L'operatività nei mercati emergenti espone il Gruppo ai vari rischi tipici dell'attività internazionale, tra cui l'esposizione alla situazione politica e economica locale, spesso instabile, alle oscillazioni dei tassi di cambio con le relative difficoltà di copertura, alle limitazioni a esportazioni e importazioni, a restrizioni e vincoli agli investimenti e alle attività promozionali o a limitazioni al rimpatrio dei dividendi.

Rischi connessi alla dipendenza da licenze per l'utilizzo di marchi di terzi e alla dipendenza da licenze concesse a terzi per l'utilizzo dei marchi del Gruppo

Al 31 dicembre 2006, una quota rilevante delle vendite nette consolidate del Gruppo, pari a circa il 23%, è derivata dalla produzione e/o distribuzione, su licenza, di prodotti di terzi.

La risoluzione, la cessazione per qualunque motivo o il mancato rinnovo di tali contratti potrebbero avere effetti negativi sull'attività e sui risultati operativi del Gruppo.

Rischi connessi alla concorrenzialità del mercato

Il Gruppo opera nel settore delle bevande alcoliche e analcoliche caratterizzato da un elevato livello di concorrenza e dalla presenza di un vasto numero di operatori.

Tuttavia, i principali *competitor* sono rappresentati da gruppi internazionali di grandi dimensioni in fase di concentrazione che attuano a livello mondiale strategie competitive aggressive.

Il posizionamento competitivo del Gruppo, a ridosso dei più importanti *player* mondiali, spesso dotati di maggiori risorse finanziarie, nonché di maggiore diversificazione sia a livello di portafoglio marchi, sia a livello geografico, rende l'esposizione ai rischi tipicamente connessi alla concorrenzialità del mercato particolarmente significativa.

Rischi connessi alla dipendenza dalle preferenze e dalla propensione alla spesa dei consumatori

Nell'industria delle bevande, un importante fattore di successo è rappresentato dalla capacità di interpretare le preferenze e i gusti dei consumatori, in particolare dei giovani, e di adeguare costantemente le strategie di vendita alla loro evoluzione, anticipando le tendenze del mercato, rafforzando e consolidando l'immagine dei propri prodotti.

Ove la capacità del Gruppo di interpretare e anticipare gusti e aspettative dei consumatori e di gestire i propri marchi venisse meno o si riducesse in modo significativo, ciò potrebbe pregiudicare in modo sensibile l'attività e i risultati operativi.

La sfavorevole congiuntura economica in taluni mercati condiziona negativamente la fiducia dei consumatori e, conseguentemente, la loro propensione a consumare bevande.

Un fattore di rischio afferente, in particolare, alla domanda di *spirit* è legato al possibile intensificarsi di campagne di sensibilizzazione contro il consumo di bevande alcoliche che potrebbero pregiudicare a medio-lungo termine tutti gli operatori del settore e, pertanto, anche il Gruppo.

Rischi connessi al regime normativo dell'industria delle bevande

Le attività di produzione e distribuzione, esportazione e importazione, commercializzazione e promozione pubblicitaria, di bevande alcoliche e analcoliche sono disciplinate da normative nazionali e sovranazionali complesse e articolate con intenti spesso restrittivi.

L'esigenza di regolare in modo sempre più stringente le norme in tema di salute dei consumatori, e in particolare dei giovani, potrebbe comportare, in futuro, l'adozione di nuove leggi e regolamenti, anche in sede comunitaria, finalizzate a scoraggiare il consumo delle bevande alcoliche ovvero a promuoverne un consumo più ridotto, attraverso limitazioni alla pubblicità o aumenti del carico fiscale su determinate categorie di prodotti.

Un eventuale cambiamento in senso ulteriormente restrittivo del quadro normativo nei principali paesi in cui il Gruppo opera, potrebbe determinare una diminuzione della domanda dei prodotti offerti dal Gruppo.

Rischi di cambio

Il 43% circa delle vendite nette consolidate del Gruppo nel 2005 è stato realizzato su mercati estranei all'Unione Europea.

Con la crescita dell'attività internazionale del Gruppo in aree diverse a quella dell'Euro, una significativa oscillazione dei tassi di cambio, può influenzare negativamente l'attività e i risultati operativi del Gruppo, questo con particolare riferimento al Dollaro USA e al Real brasiliano.

Relativamente ai rischi di carattere finanziario, si rimanda alla nota 37 – Procedure di gestione del rischio e operazioni di copertura delle note al bilancio.

RACCORDO TRA RISULTATO E PATRIMONIO NETTO DELLA CAPOGRUPPO E ANALOGHE GRANDEZZE DEL GRUPPO

Ai sensi della Comunicazione Consob del 28 luglio 2006 si riporta il prospetto di raccordo fra il risultato dell'esercizio 2006 e il patrimonio netto al 31 dicembre 2006 del Gruppo con le analoghe grandezze della Capogruppo Davide Campari-Milano S.p.A.:

	2006	
€ / 000	Patrimonio netto	Risultato
Patrimonio netto e risultato dell'esercizio, come riportati nel bilancio di Davide Campari-Milano S.p.A. al 31 dicembre	**531.150**	**119.584**
Eliminazione del valore di carico delle partecipazioni consolidate:		
Differenza tra valore di carico e valore, pro-quota, del patrimonio netto contabile delle partecipazioni	330.938	
Risultati, pro-quota, conseguiti dalle partecipate		218.959
Eliminazione degli effetti di operazioni compiute tra società consolidate:		
Eliminazione dividendi infragruppo		(120.856)
Eliminazione utili (perdite) infragruppo	(15.022)	(100.763)
Altre operazioni:		
Effetto rettifiche di consolidamento	(27.131)	135
Differenze di conversione	(24.047)	–
Patrimonio netto e risultato d'esercizio di competenza del Gruppo	**795.888**	**117.059**
Patrimonio netto e risultato d'esercizio di competenza di terzi	1.895	3.234
Patrimonio netto e risultato d'esercizio come riportati nel bilancio consolidato al 31 dicembre	**797.782**	**120.292**

Nel corso del 2006, l'economia mondiale ha evidenziato buoni ritmi di crescita, grazie anche al contributo positivo delle principali economie europee, che hanno mostrato segnali di ripresa.

Hanno contribuito all'espansione soprattutto i paesi emergenti, mentre gli Stati Uniti, dopo un primo semestre di crescita sostenuta, hanno mostrato nel secondo semestre qualche segnale di rallentamento.

Il rallentamento della crescita economica degli Stati Uniti ha spinto al rialzo l'Euro, che ha registrato un apprezzamento sul Dollaro USA e sullo Yen giapponese.

A fronte di un quadro economico così composto, i mercati obbligazionari governativi hanno realizzato un generale rialzo dei rendimenti, con un conseguente adeguamento dei prezzi dei titoli.

Il 2006 è stato un anno positivo per i mercati azionari, che hanno beneficiato dell'abbondante liquidità, dell'assenza di forti tensioni a livello macroeconomico e di fondamentali delle società in ulteriore miglioramento.

Il titolo Campari ha ottenuto una buona *performance* nel corso dell'anno, supportata dall'annuncio di solidi risultati finanziari e di nuove iniziative di sviluppo aziendale.

Andamento positivo del mercato azionario italiano

Il mercato azionario italiano ha registrato un andamento positivo di tutti gli indici.

In particolare, rispetto a fine 2005 il Mibtel ha registrato una crescita del 19,1%, lo S&P/MIB del 16,0%, il Midex del 32,4%.

I timori legati agli elevati livelli del prezzo del petrolio e aspettative su nuove strette monetarie hanno determinato nel mese di maggio uno storno dei corsi azionari, imputabile alle aspettative di rallentamento economico, che ha interessato principalmente le società a capitalizzazione più elevata.

Dopo aver assistito a una correzione al ribasso dei prezzi delle materie prime e a una inflazione strutturale sotto controllo, il *trend* rialzista degli indici è invece proseguito nella parte restante dell'anno, confermando l'andamento positivo dei tre anni precedenti, e riportando i mercati azionari sui valori massimi dell'anno.

Il rialzo degli indici nel 2006 è ascrivibile principalmente ai titoli del comparto auto, alimentare, cementiero e delle *utilities*.

Settore spirit

Nel 2006, il settore *spirit* ha confermato il *trend* positivo dell'anno precedente, registrando una crescita del 21,2% dell'indice di riferimento FTSEurofirst Beverages.

Le società del settore *beverage* sono state anch'esse coinvolte nella generale correzione al ribasso che ha interessato i mercati azionari nel mese di maggio.

La *performance* fortemente positiva dei corsi azionari nel 2006 è stata sostenuta dalla solidità dei fondamentali delle società *spirit*, che hanno beneficiato della crescita sostenuta del segmento *premium* nel mercato statunitense e del contesto particolarmente favorevole nei mercati emergenti.

L'attività di consolidamento del settore è stata relativamente meno intensa dell'anno precedente, ma le aspettative del mercato verso una nuova fase dell'attività di *m&a* hanno comunque contribuito a sostenere la valutazione delle aziende *spirit* durante il 2006.

Positiva performance del titolo Campari

Nell'ambito di questo contesto macroeconomico e di settore, nel corso del 2006 il titolo Campari, quotato al segmento *Blue Chip* del Mercato Telematico Azionario, ha registrato un incremento in termini assoluti del 20,5% rispetto al prezzo di chiusura al 30 dicembre 2005.

Rispetto ai principali indici del mercato azionario italiano e del settore, la *performance* del titolo Campari è stata superiore al Mibtel del 1,4%, e al S&P/MIB del 4,5%, mentre è stata inferiore al Midex del 11,9% e al FTSEurofirst Beverages del 0,7%.

Il 30 giugno 2006 il titolo Campari ha registrato il prezzo massimo storico a € 8,10.

Il prezzo minimo di chiusura nel periodo di riferimento, registrato il 17 gennaio 2006, è stato pari a € 6,28.

Nel corso del 2006 la trattazione delle azioni Campari ha raggiunto un controvalore medio giornaliero di € 4,4 milioni e un volume medio giornaliero di 594 mila azioni.

Al 29 dicembre 2006 la capitalizzazione di borsa risulta pari a € 2.183 milioni.

Nel periodo di riferimento, la buona *performance* dell'azione Campari è stata sostenuta da un positivo flusso di notizie societarie e da solidi risultati finanziari.

Si segnalano infatti il perfezionamento dell'acquisto della partecipazione residua del 11% in Skyy Spirits, LLC, che ha portato il Gruppo a detenere il 100% del capitale azionario della società statunitense, i risultati di bilancio 2005 e quelli infrannuali del 2006, che continuano a mostrare solidi fondamentali, e le iniziative promosse dal Gruppo volte alla riorganizzazione della struttura esistente e all'ampliamento del *business.*

In particolare, a partire da gennaio 2006, il Gruppo ha iniziato la distribuzione di alcuni prestigiosi *brand* internazionali, quali gli *spirit* del gruppo irlandese C&C (la crema di *whisky* Carolan's, l'*Irish whisky* Tullamore Dew e i liquori Irish Mist e, con l'eccezione del mercato americano, Frangelico) negli Stati Uniti e in altri mercati internazionali (tra i quali il Brasile), e di Midori, liquore al melone di proprietà del Gruppo Suntory, negli Stati Uniti.

A partire da inizio 2006, è diventato operativo un progetto di razionalizzazione delle reti di vendita del Gruppo in Italia.

Tale progetto, volto all'ottimizzazione e al miglioramento dell'efficienza dell'organizzazione commerciale in Italia, ha portato alla creazione di due strutture di vendita: la prima dedicata agli *spirit* e alle bevande analcoliche, la seconda destinata alla distribuzione dei vini.

A metà marzo 2006, inoltre, il Gruppo ha perfezionato l'acquisizione degli *Scotch whisky* Glen Grant, Old Smuggler e Braemar dal gruppo Pernod Ricard, arricchendo ulteriormente il proprio portafoglio *spirit* e entrando in una categoria dalle interessanti prospettive future.

Andamento del titolo Campari e degli indici Mibtel e FTSEurofirst Beverages dal 1° gennaio 2006



Prezzo azione Campari (Euro)
9
8.8
8.6
8.4
8.2
8
7.8
7.6
7.4
7.2
7
6.8
6.6
6.4
6.2
6
5.8
5.6
5.4
5.2
5
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
Q.tà scambiate (migliaia di azioni)
Jan-06 Feb-06 Mar-06 May-06 Apr-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06 Nov-06 Dec-06 Jan-07 Feb-07 Mar-07
Campari (Q.tà scambiate)
Campari (prezzo azione)
Mibtel (relativo)
FTSEurofirst Beverages (relativo)

Aggiornamento struttura azionaria

Al 31 dicembre 2006 gli azionisti rilevanti risultano essere i seguenti:

Azionista [1]	Numero di azioni ordinarie	% su capitale sociale
Alicros S.p.A.	148.104.000	51,000%
Cedar Rock Capital	21.857.798	7,527%
Janus Capital Management	10.551.136	3,633%
Lazard Asset Management	6.036.870	2,079%

(1) Non risultano altri azionisti, al di fuori di quelli sopra evidenziati, con una partecipazione al capitale superiore al 2% che abbiano dato comunicazione a Consob e a Davide Campari-Milano S.p.A. ai sensi dell'articolo 117 del Regolamento Consob 11971/99 in merito agli obblighi di notificazione delle partecipazioni rilevanti.

Dividendo

Il dividendo proposto per il 2006 è pari a € 0,10 per ogni azione in circolazione, importo invariato rispetto all'anno precedente.

Il dividendo sarà messo in pagamento a partire dal 4 maggio 2007, con esclusione delle azioni proprie in portafoglio, previo stacco della cedola 3 in data 30 aprile 2007.

Informazioni sull'azione [1]		2006	2005	2004	2003	2002	2001
Prezzo di riferimento azione:							
Prezzo a fine periodo	€	7,52	6,24	4,73	3,85	3,00	2,64
Prezzo massimo	€	8,10	6,78	4,78	3,85	3,78	3,10
Prezzo minimo	€	6,28	4,48	3,57	2,74	2,53	2,18
Prezzo medio	€	7,32	5,74	4,04	3,30	3,16	2,72
Capitalizzazione e volume:							
Volume medio giornaliero [2]	N. azioni	594.348	487.006	429.160	378.940	530.930	723.750
Controvalore medio giornaliero [2]	€ milioni	4,4	2,8	1,7	1,3	1,7	2,1
Capitalizzazione di borsa a fine periodo	€ milioni	2.183	1.812	1.372	1.117	871	766
Dividendo:							
Dividendo per azione [3]	€	0,100	0,100	0,100	0,088	0,088	0,088
Dividendo complessivo [3] [4]	€ milioni	29,0	28,1	28,1	24,7	24,7	24,7

(1) Frazionamento delle azioni, in ragione di dieci nuove azioni ogni azione posseduta, divenuto effettivo il 9 maggio 2005.

(2) *Initial Public Offering* avvenuta il 6 luglio 2001 al prezzo di collocamento di € 3,1 per azione; nel 2001 il volume medio giornaliero esclusa la prima settimana di negoziazione è pari a 422.600 azioni; nel 2001 il controvalore medio giornaliero esclusa la prima settimana di negoziazione è pari a € 1.145 migliaia.

(3) Per l'esercizio 2006, dividendo proposto.

(4) Negli esercizi 2001, 2002 e 2003, hanno avuto diritto al godimento del dividendo 280.400.000 azioni, pari al numero di azioni componenti il capitale sociale al netto di 10.000.000 di azioni proprie; nell'esercizio 2004 hanno avuto diritto al godimento del dividendo 281.048.090 azioni; nell'esercizio 2005 hanno avuto diritto al godimento 281.356.013 azioni; relativamente all'esercizio 2006 avranno diritto al godimento del dividendo le azioni componenti il capitale sociale al netto delle azioni proprie risultanti alla data di stacco cedola (alla data del Consiglio di Amministrazione del 20 marzo 2007 le azioni componenti il capitale sociale al netto delle azioni proprie risultano pari a 290.399.453).

Indici di borsa [1]		2006 IAS/IFRS	2005 IAS/IFRS	2004 IAS/IFRS	2003 Principi contabili italiani	2002 Principi contabili italiani	2001 Principi contabili italiani
Patrimonio netto per azione	€	2,74	2,39	2,15	1,89	1,65	1,48
Price/book value	volte	2,74	2,61	2,20	2,04	1,82	1,78
Utile per azione (EPS) [2]	€	0,41	0,42	0,35	0,27	0,30	0,22
P/E (price/earnings)	volte	18,3	14,9	13,7	14,0	10,1	12,1
Payout ratio (dividendo/utile netto) [3]	%	24,7	23,8	29,0	30,9	28,5	38,9
Dividend yield (dividendo/prezzo) [3] [4]	%	1,3	1,6	2,1	2,3	2,9	3,3

(1) Frazionamento delle azioni in ragione di 10 nuove azioni ogni azione posseduta divenuto effettivo il 9 maggio 2005.

(2) Relativamente agli esercizi 2004, 2005 e 2006, l'indice è calcolato sulla base della media ponderata delle azioni ordinarie in circolazione come definito dal principio contabile IAS 33.

(3) Per l'esercizio 2006, dividendo proposto.

(4) *Dividend yield* calcolato sul prezzo dell'azione a fine periodo.

Attività di investor relation

La Società pone particolare cura nello sviluppo del rapporto con i propri azionisti e con gli investitori istituzionali.

Nell'ambito della comunicazione periodica e di quella relativa alle operazioni straordinarie, l'attività del Gruppo Campari con gli investitori è proseguita nel corso dell'anno con la partecipazione a importanti conferenze di paese e di settore, e l'organizzazione di numerosi incontri in Italia, nei principali centri finanziari in Europa, negli Stati Uniti e in Giappone.

La Società, al fine di favorire il dialogo con i suoi azionisti, ha allestito e costantemente aggiorna una sezione speciale del proprio sito *internet* dedicata all'attività di *investor relation* (www.camparigroup.com/investors) all'interno della quale possono essere reperite sia informazioni di carattere economico-finanziario (comunicati, presentazioni, bilanci, relazioni semestrali e trimestrali, informazioni sull'andamento delle contrattazioni di Borsa, *etc.*), sia dati e documenti di interesse per gli azionisti quali la composizione degli organi sociali e le informazioni sulla *corporate governance.*



BILANCIO CONSOLIDATO

PROSPETTI CONTABILI

Conto economico consolidato (*)

	Note	2006 € / 000	2005 € / 000
Vendite nette		**932.358**	**809.944**
Costo del venduto		(410.203)	(345.073)
Margine lordo		**522.155**	**464.871**
Pubblicità e promozioni		(163.106)	(139.736)
Costi di vendita e distribuzione		(102.146)	(90.290)
Margine commerciale		**256.903**	**234.845**
Spese generali e amministrative e altri costi operativi		(65.544)	(55.699)
Altri (oneri) e proventi non ricorrenti		(846)	4.710
Risultato operativo		**190.513**	**183.856**
Proventi (oneri) finanziari netti		(15.189)	(9.907)
Quota di utile (perdite) di società valutate con il metodo del patrimonio netto	8	184	283
Utile prima delle imposte		**175.508**	**174.232**
Imposte	11	(55.215)	(51.180)
Utile netto		**120.293**	**123.052**
Interessi di minoranza		(3.234)	(5.039)
Utile netto del Gruppo		**117.059**	**118.013**
Utile base per azione (€)	12	0,41	0,42
Utile diluito per azione (€)	12	0,41	0,41

(*) Ai sensi della Delibera Consob n. 15519 del 27 luglio 2006, gli effetti dei rapporti con parti correlate sul conto economico consolidato sono evidenziati nell'apposito schema esposto alla nota 38.

Stato patrimoniale consolidato (*)

	Note	31 dicembre 2006 €/000	31 dicembre 2005 €/000
ATTIVITÀ			
Attività non correnti			
Immobilizzazioni materiali nette	13	146.284	152.479
Attività biologiche	14	15.008	13.497
Investimenti immobiliari	15	4.017	4.586
Avviamento e marchi	16	816.391	750.610
Attività immateriali a vita definita	18	4.116	3.810
Partecipazioni in società collegate e *joint venture*	8	528	591
Imposte anticipate	11	18.495	16.543
Altre attività non correnti	19	7.719	10.004
		1.012.558	**952.120**
Attività correnti			
Rimanenze	20	169.872	135.283
Crediti commerciali	21	257.120	237.416
Crediti finanziari, quota a breve	22	1.025	3.150
Cassa, banche e titoli	23	240.300	247.535
Altri crediti	21	41.265	24.244
		709.582	**647.628**
Attività non correnti destinate alla vendita	24	3.918	78
Totale attività		**1.726.058**	**1.599.826**
PASSIVITÀ E PATRIMONIO NETTO			
Patrimonio netto			
Capitale		29.040	29.040
Riserve		766.848	664.525
Patrimonio netto di pertinenza della Capogruppo	25	795.888	693.565
Patrimonio netto di pertinenza di terzi	26	1.895	2.215
		797.782	**695.780**
Passività non correnti			
Prestiti obbligazionari	27	322.699	374.556
Altre passività finanziarie non correnti	27	70.142	122.812
Trattamento di fine rapporto e altri fondi pensione	30	12.631	13.216
Fondi per rischi e oneri futuri	31	10.930	10.115
Imposte differite	11	56.066	43.304
		472.468	**564.003**
Passività correnti			
Debiti verso banche	27	209.273	112.839
Altri debiti finanziari	27	21.603	17.193
Debiti verso fornitori	32	161.907	150.199
Debiti verso l'erario	34	26.699	25.058
Altre passività correnti	32	36.326	34.754
		455.808	**340.043**
Totale passività e patrimonio netto		**1.726.058**	**1.599.826**

(*) Ai sensi della Delibera Consob n. 15519 del 27 luglio 2006, gli effetti dei rapporti con parti correlate sullo Stato patrimoniale consolidato sono evidenziati nell'apposito schema esposto alla Nota 38.

Rendiconto finanziario consolidato

	Note	2006 € / 000	2005 € / 000
Flusso monetario generato da attività dell'esercizio			
Utile netto del gruppo		117.059	118.013
Rettifiche per riconciliare l'utile netto al flusso di cassa:			
Ammortamenti		19.228	17.406
Plusvalenze da cessioni di immobilizzazioni		(11.647)	(2.301)
Svalutazioni immobilizzazioni materiali		3.306	-
Accantonamenti fondi		10.157	4.166
Utilizzo di fondi		(8.679)	(9.983)
Imposte differite		12.954	19.315
Effetti valutativi		(197)	(143)
Altre voci che non determinano movimenti di cassa		(1.081)	(1.673)
Variazione dei debiti e crediti fiscali		206	3.921
Variazione del capitale circolante netto operativo		(25.515)	(50.238)
Altre variazioni di attività e passività non finanziarie		(3.600)	(1.362)
		112.191	**97.122**
Flusso monetario impiegato in attività di investimento			
Acquisizione di immobilizzazioni materiali e immateriali		(18.874)	(18.849)
Proventi da cessioni di immobilizzazioni materiali		13.090	3.847
Acconti per la costruzione della nuova sede		(13.000)	-
Acquisizione partecipazione in Skyy Spirirs, LLC	7	(48.905)	(118.534)
Acquisizione Glen Grant, Old Smuggler e Braemar	7	(130.542)	-
Acquisizione di società o quote in altre società controllate		-	(12.150)
Altre variazioni		(19)	2.062
		(198.250)	**(143.625)**
Flusso monetario generato da attività di finanziamento			
Accensione finanziamenti a lungo termine		-	25.430
Rimborsi debiti a medio-lungo termine		(6.875)	(7.765)
Variazione netta dei debiti verso banche a breve termine		96.433	57.268
Variazione altri debiti e crediti finanziari		(23.572)	4.016
Vendita azioni proprie		32.950	-
Variazione netta dei titoli		1.149	3.993
Dividendo pagato dalla Capogruppo		(28.136)	(28.105)
		71.949	**54.838**
Differenze cambio			
Differenze cambio su capitale circolante netto operativo		5.667	(15.667)
Altre differenze cambio		2.357	12.910
		8.024	**(2.757)**
Flusso monetario netto dell'esercizio		**(6.086)**	**5.578**
Disponibilità e mezzi equivalenti all'inizio dell'esercizio		245.061	239.483
Disponibilità e mezzi equivalenti alla fine dell'esercizio	23	238.975	245.061

Prospetto delle variazioni di patrimonio netto

	Patrimonio netto del Gruppo						
	Capitale € / 000	Riserva legale € / 000	Utili a nuovo € / 000	Altre riserve € / 000	Totale € / 000	Patrimonio di terzi € / 000	Totale € / 000
Saldo al 1° gennaio 2005	**29.040**	**5.808**	**553.877**	**3.820**	**592.545**	**4.372**	**596.917**
Distribuzione di dividendi agli azionisti della Capogruppo	–	–	(28.105)	–	**(28.105)**	–	(28.105)
Distribuzione dividendi ai soci di minoranza	–	–	–	–	–	(4.922)	(4.922)
Acquisto di azioni proprie	–	–	(1.095)	–	**(1.095)**	–	(1.095)
Utilizzo di azioni proprie	–	–	1.585	–	**1.585**	–	1.585
Stock option	–	–	–	1.009	**1.009**	–	1.009
Differenza di conversione	–	–	–	10.065	**10.065**	378	10.443
Valutazione di strumenti di copertura (*cash flow hedge*)	–	–	–	(452)	**(452)**	–	(452)
Applicazione IAS 32 a *put option*	–	–	–	–	–	(2.652)	(2.652)
Utile netto dell'esercizio 2005	–	–	118.013	–	**118.013**	5.039	123.052
Saldo al 31 dicembre 2005	**29.040**	**5.808**	**644.275**	**14.442**	**693.565**	**2.215**	**695.780**
Distribuzione dividendi agli azionisti della Capogruppo	–	–	(28.136)	–	**(28.136)**	–	(28.136)
Distribuzione dividendi ai soci di minoranza	–	–	–	–	–	(3.301)	(3.301)
Acquisto quote di terzi	–	–	–	–	–	(245)	(245)
Vendita di azioni proprie	–	–	23.867	–	**23.867**	–	23.867
Stock option	–	–	–	2.092	**2.092**	–	2.092
Differenza di conversione	–	–	–	(24.047)	**(24.047)**	(8)	(24.055)
Plusvalenza da cessione azioni proprie	–	–	9.082	–	**9.082**	–	9.082
Valutazione di strumenti di copertura (*cash flow hedge*)	–	–	–	3.193	**3.193**	–	3.193
Effetto fiscale su utili (perdite) imputati direttamente a patrimonio netto	–	–	(787)	–	**(787)**	–	(787)
Utile netto dell'esercizio 2006	–	–	117.059	–	**117.059**	3.234	120.292
Saldo al 31 dicembre 2006	**29.040**	**5.808**	**765.360**	**(4.320)**	**795.888**	**1.895**	**797.782**

Prospetto degli utili e delle perdite del Gruppo complessivi

	Esercizio 2006 € / 000	Esercizio 2005 € / 000
Utili (perdite) da valutazioni a *fair value*, al netto del relativo effetto fiscale	3.193	(452)
Plusvalenza da cessione di azioni proprie	9.082	–
Effetto fiscale su utili (perdite) imputati direttamente a patrimonio netto	(787)	–
Differenza di conversione	(24.047)	10.065
Utili (perdite) iscritti direttamente a patrimonio netto	**(12.559)**	**9.613**
Utile netto dell'esercizio	117.059	118.013
Utili (perdite) complessivi del Gruppo iscritti nell'esercizio	**104.500**	**127.626**
Utili (perdite) di terzi	3.234	5.039
Differenza di conversione	(8)	378
Utili (perdite) complessivi iscritti nell'esercizio	**107.726**	**133.043**

NOTE AL BILANCIO

1. Informazioni generali

Davide Campari-Milano S.p.A. è una società con sede legale in Italia, in Via Filippo Turati 27, 20121 Milano, le cui azioni sono quotate al Mercato Telematico di Borsa Italiana.

Il Gruppo Campari è presente in 190 paesi con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera.

Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*.

Nel segmento *spirit* spiccano marchi di grande notorietà internazionale come Campari, SKYY Vodka e Cynar e marchi *leader* in mercati locali tra cui Aperol, CampariSoda, Glen Grant, Ouzo 12, Zedda Piras, Dreher, Old Eight e Drury's.

Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca e Teruzzi & Puthod.

Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda con la relativa estensione di gamma.

Il bilancio consolidato del Gruppo Campari per l'esercizio chiuso al 31 dicembre 2006 è stato approvato il 20 marzo 2007 dal Consiglio di Amministrazione della Capogruppo Davide Campari-Milano S.p.A. che ne ha, quindi, autorizzato la pubblicazione.

Il Consiglio di Amministrazione mantiene la possibilità di modificarlo, qualora intervenissero eventi successivi rilevanti che ne richiedano il cambiamento, fino alla data dell'assemblea della Capogruppo.

Il bilancio è presentato in Euro, che è la moneta corrente della Capogruppo e di molte sue controllate.

2. Criteri di redazione

Il bilancio consolidato al 31 dicembre 2006 è stato redatto in conformità agli *International Financial Reporting Standards* ("IFRS"), emessi dall'*International Accounting Standard Board* ("IASB") e omologati dall'Unione Europea, includendo tra questi anche tutti i principi contabili internazionali rivisti ("IAS") e tutte le interpretazioni dell'*International Financial Reporting Interpretation Committee* ("IFRIC"), precedentemente denominate *Standing Interpretations Commitee* ("SIC").

Il Gruppo Campari ha adottato gli IFRS a partire dal 1° gennaio 2005, a seguito dell'entrata in vigore del Regolamento Europeo 1606 del 19 luglio 2002.

L'informativa richiesta dall'IFRS 1° – *Prima adozione degli IFRS*, relativa agli effetti conseguenti alla transizione agli IFRS era stata riportata nella nota 36 del bilancio consolidato al 31 dicembre 2005, cui si rinvia.

Il bilancio è stato redatto in base al principio del costo, a eccezione degli strumenti finanziari derivati, dei sottostanti elementi coperti, delle attività destinate alla vendita, delle attività biologiche e delle nuove acquisizioni; per queste categorie, come richiesto dai principi di riferimento, la valutazione è stata effettuata in base al principio del *fair value*.

I valori esposti nelle presenti note di commento, se non diversamente indicato, sono espressi in migliaia di Euro.

Principi di consolidamento

Il bilancio consolidato comprende le situazioni economico-patrimoniali della Capogruppo e delle società controllate italiane e estere sulle quali la Capogruppo esercita, direttamente od indirettamente, il controllo così come definito dallo IAS 27 - Bilancio consolidato.

Tali bilanci, la cui data di chiusura coincide con quella della Capogruppo, sono stati approvati dai rispettivi organi amministrativi e redatti secondo i principi contabili internazionali adottati dal Gruppo.

Le società sottoposte a controllo congiunto o sulle quali viene esercitata un'influenza notevole sono consolidate con il metodo del patrimonio netto.

Forma e contenuto

Il Gruppo Campari presenta il conto economico classificato per destinazione e lo stato patrimoniale basato sulla divisione tra attività e passività correnti e non correnti.

Si ritiene che questa rappresentazione rifletta al meglio gli elementi che hanno determinato il risultato economico del Gruppo, nonché la sua struttura patrimoniale e finanziaria.

Nel contesto di tale conto economico per destinazione, all'interno del Risultato operativo, è stata identificata in modo specifico la gestione ordinaria, separatamente da quei proventi e oneri derivanti da operazioni che non si ripetono frequentemente nella gestione ordinaria del *business*, quali, a esempio, le plusvalenze / minusvalenze da cessione di partecipazioni, i costi di ristrutturazione e eventuali altri proventi / oneri non ricorrenti.

La definizione di "non ricorrente" è conforme a quella identificata dalla Comunicazione Consob del 28 luglio 2006.

Si precisa che nel corso del 2006 il Gruppo non ha posto in essere operazioni atipiche e/o inusuali, nell'accezione prevista dalla medesima Comunicazione, secondo cui sono operazioni atipiche e/o inusuali quelle operazioni che per significatività / rilevanza, natura delle controparti, oggetto della transazione, modalità di determinazione del prezzo di trasferimento e tempistica dell'accadimento (prossimità alla chiusura dell'esercizio) possono dare luogo a dubbi in ordine: alla correttezza / completezza dell'informazione in bilancio, al conflitto d'interesse, alla salvaguardia del patrimonio aziendale, alla tutela degli azionisti di minoranza.

Il rendiconto finanziario è stato redatto sulla base del metodo indiretto.

Per quanto riguarda l'informativa di settore richiesta dallo IAS 14, la reportistica primaria del Gruppo è per settore di attività mentre l'informativa secondaria riporta le informazioni divise per area geografica.

Si precisa, infine, che con riferimento a quanto richiesto dalla Delibera Consob n. 15519 del 27 luglio 2006, nei prospetti di stato patrimoniale, conto economico e rendiconto finanziario non sono state inserite apposite voci relative alle transazioni con parti correlate, in quanto di importo immateriale; pertanto, tale presentazione non ha compromesso la comprensione della posizione finanziaria, patrimoniale e economica del Gruppo.

Il dettaglio degli ammontari dei rapporti posti in essere con parti correlate è esposto in nota 38, cui si rinvia.

Area di consolidamento

Le tabelle che seguono mostrano l'elenco delle imprese incluse nell'area di consolidamento al 31 dicembre 2006:

	Capitale 31 dicembre 2006		% posseduta dalla Capogruppo		
Denominazione, attività, sede	Valuta	Importo	Diretta	Indiretta	Azionista diretto
CAPOGRUPPO					
Davide Campari-Milano S.p.A., Società *holding* e di produzione, Via Filippo Turati 27, 20121 Milano	€	29.040.000			
IMPRESE CONTROLLATE CONSOLIDATE CON IL METODO INTEGRALE					
Italia					
Campari Italia S.p.A., società commerciale, Via Filippo Turati 27, 20121 Milano	€	1.220.076	100,00		
Sella & Mosca S.p.A., società di produzione e commerciale, Località I Piani, 07041 Alghero (Ss)	€	13.838.916		100,00	Zedda Piras S.p.A.
Sella & Mosca Commerciale S.r.l., società commerciale, Località I Piani, 07041 Alghero (Ss)	€	100.000		100,00	Sella & Mosca S.p.A.

Denominazione, attività, sede	Capitale 31 dicembre 2006 Valuta	Importo	% posseduta dalla Capogruppo Diretta	Indiretta	Azionista diretto
Teruzzi & Puthod S.r.l., società di produzione e commerciale, Località Canale 19, San Gimignano (Si)	€	1.000.000		100,00	Sella & Mosca S.p.A.
Giannina S.r.l., società di produzione e commerciale, Località Canale 20, San Gimignano (Si)	€	20.000		100,00	Sella & Mosca S.p.A.
Zedda Piras S.p.A., società di produzione e commerciale (sede operativa Alghero), Piazza Attilio Deffenu 9, Cagliari	€	16.276.000	100,00		
Glen Grant S.r.l., società commerciale, Via Bonaventura Cavalieri 4, 20121 Milano	€	97.067.533	100,00		
Turati Ventisette S.r.l., Società di produzione e commerciale, Via Filippo Turati, 27, 20121 Milano	€	10.000	100,00		
Europa					
Campari Deutschland GmbH, società commerciale, Bajuwarenring 1, (Postfach 1364) 82041 Oberhaching, LandKreis Muenchen	€	5.200.000		100,00	DI.CI.E. Holding B.V.
Campari Finance Belgium S.A., società finanziaria, Avenue Emile Maxlaan 152 - 154, B.5 Bruxelles 1030	€	246.926.407	61,00	39,00	Davide Campari-Milano S.p.A
Campari Teoranta, società finanziaria e di servizi, Merchants Hall, 25-26 Merchants Quay, Dublin 8, Ireland	€	1.000.000		100,00	DI.CI.E. Holding B.V.
Campari France, società di produzione, 15 ter, Avenue du Maréchal Joffre 92000 Nanterre, France	€	2.300.000		100,00	DI.CI.E. Holding B.V.
Campari International S.A.M., società commerciale, 7 Rue du Gabian, BP 237 MC 980004 Monaco	€	100.000.000		100,00	DI.CI.E. Holding B.V.
Campari Schweiz A.G., società commerciale, Lindenstrasse 8, 3641 Baar	CHF	2.000.000		100,00	DI.CI.E. Holding B.V.
Koutsikos Distilleries S.A., società di produzione, 6 & E Street - A' Industrial Area - Volos 38500	€	2.239.405		100,00	N. Kaloyannis Bros. S.A.
DI.CI.E. Holding B.V., società *holding*, Atrium, Strawinskylaan 3105, 1077 ZX Amsterdam	€	15.015.000	100,00		
Lacedaemon Holding B.V., società *holding*, Atrium, Strawinskylaan 3105, 1077 ZX Amsterdam	€	10.465.000		100,00	Campari Schweiz A.G.
N. Kaloyannis Bros. S.A., società commerciale, 6 & E Street - A' Industrial Area - Volos 38500	€	8.884.200		100,00	O-Dodeca B.V.
O-Dodeca B.V., società *holding*, Atrium, Strawinskylaan 3105, 1077 ZX Amsterdam	€	2.000.000		75,00	Lacedaemon Holding B.V.
Prolera LDA, Società di servizi, Rua Dos Murças n. 88 3° Andar, 9000-058 Funchal Portugal	€	5.000	100,00		
Société Civile du Domaine de Lamargue, società di produzione e commerciale, Domaine de la Margue, 30800 Saint Gilles, France	€	4.793.183		100,00	Sella & Mosca S.p.A.
Glen Grant Whisky Company Ltd., società *dormant*, Glen Grant Distillery, Rothes, Morayshire, AB38 7BN	GBP	10.820.000		100	DI.CI.E. Holding B.V.
Glen Grant Distillery Company Ltd., società di produzione e commerciale (*), Glen Grant Distillery, Rothes, Morayshire, AB38 7BN	GBP	14.800.000		100	DI.CI.E. Holding B.V.
Glen Grant Ltd., società *holding*, Glen Grant Distillery, Rothes, Morayshire, AB38 7BN	GBP	67.050.000		100	DI.CI.E. Holding B.V.
Old Smuggler Whisky Company Ltd., società di produzione e commerciale (*), Glen Grant Distillery, Rothes, Morayshire, AB38 7BN	GBP	6.850.000		100	DI.CI.E. Holding B.V.

Denominazione, attività, sede	Capitale 31 dicembre 2006 Valuta	Importo	% posseduta dalla Capogruppo Diretta	Indiretta	Azionista diretto
Americhe					
Campari Argentina S.R.L, società commerciale, Bouchard 710, Buenos Aires	AR$	100.000		100,00	DI.CI.E. Holding B.V. (95%), Lacedaemon Holding B.V. (5%)
Campari do Brasil Ltda., società di produzione e commerciale, Av. Juruá, 820, esquina com a Alameda Tocantins, Centro Industrial e Empresarial Alphaville, Barberi/SP CEP 06455-908	BRC	243.202.100	100,00		
Gregson's S.A., società proprietaria di marchi, Plaza de Cagancha 1335, Oficina 604, Montevideo	UYU	175.000		100,00	Campari do Brasil Ltda.
Redfire, Inc., società *holding*, One Beach Street Suite 300 San Francisco California 94133	US$	163.450.000	100,00		
Skyy Spirits, LLC, società commerciale One Beach Street Suite 300 San Francisco California 94133	US$	15.348.729		100,00	Redfire, Inc. (89%), Mt Acquisition Corp. (11%)
Mt Acquisition Corp., società *holding*, 1209 Orange Street, Wilmington, 19801 County of New Castle	US$	48.000.000		100,00	Redfire, Inc.
Altre					
Qingdao Sella & Mosca Winery Co. Ltd., società di produzione e commerciale, 8 Pingu Horticultural Farm, Yunshan County, Pingdu City, Qingdao, Shandong Province	RMB	24.834.454		93,67	Sella & Mosca S.p.A.

Altre partecipazioni Denominazione, attività, sede	Capitale 31 dicembre 2006 Valuta	Importo	% posseduta dalla Capogruppo Indiretta	Azionista diretto	Valutazione
Fior Brands Ltd., società commerciale, Springfield House, Laurelhill Business Park, Stirling, FK7 9JQ	GBP	100	50,00	DI.CI.E. Holding B.V.	patrimonio netto
International Marques V.o.f., società commerciale, Nieuwe Gracht 11, Haarlem, 2011NB	€	210.000	33,33	DI.CI.E. Holding B.V.	ptarimonio netto
M.C.S. S.c.a.r.l., società commerciale, Millenium Park, Avenue de la Métrologie 10, 1130 Bruxelles	€	464.808	33,33	DI.CI.E. Holding B.V.	patrimonio netto
SUMMA S.L., società commerciale, Alcobendas, Calle Cantabria no. 2, Planta 2, Officina B1, Edificio Amura, 28100 Alcobendas, Madrid	€	342.000	30,00	DI.CI.E. Holding B.V.	patrimonio netto

(*) Società ridenominate in Glen Grant Distillery Company Ltd. (ex Dunwilco 1290 Ltd.) e Old Smuggler Whisky Company Ltd. (ex Dunwilco 1291 Ltd.) il 19 gennaio 2006.

Per informazioni in merito alle modifiche intervenute nel corso del 2006 nell'area di consolidamento, si rimanda a quanto esposto alla nota 7 - *Aggregazioni aziendali (acquisizioni)*.

Imprese controllate

Tutte le imprese controllate sono consolidate con il metodo integrale.

Tale metodo prevede che le attività e le passività, gli oneri e i proventi delle imprese consolidate siano assunti integralmente nel bilancio consolidato; il valore contabile delle partecipazioni è eliminato a fronte della corrispondente frazione di patrimonio netto delle imprese partecipate, attribuendo ai singoli elementi dell'attivo e del passivo patrimoniale il loro valore corrente alla data di acquisizione del controllo.

L'eventuale differenza residua, se positiva, è iscritta alla voce dell'attivo Avviamento; se negativa, è rilevata a conto economico.

Le quote del patrimonio netto e dell'utile di competenza dei soci di minoranza sono iscritte in apposite voci del bilancio; la quota di patrimonio netto dei soci di minoranza è determinata sulla base dei valori correnti attribuiti alle attività e passività alla data di assunzione del controllo, escluso l'eventuale avviamento a essi riferibile.

Imprese a controllo congiunto e joint-venture

Le società a controllo congiunto sono valutate nel bilancio consolidato con il metodo del patrimonio netto, a partire dalla data in cui inizia il controllo congiunto fino al momento in cui lo stesso cessa di esistere.

Imprese collegate

Le imprese collegate sono valutate nel bilancio consolidato con il metodo del patrimonio netto, a partire dalla data in cui inizia l'influenza notevole fino al momento in cui tale influenza notevole cessa di esistere.

Qualora l'eventuale quota di pertinenza del Gruppo delle perdite della collegata ecceda il valore contabile della partecipazione in bilancio, si procede a azzerare il valore della partecipazione e la quota delle ulteriori perdite non è rilevata, a eccezione e nella misura in cui il Gruppo abbia l'obbligo di risponderne.

Transazioni eliminate nel processo di consolidamento

Nella redazione del bilancio consolidato, gli utili e le perdite non ancora realizzati, derivanti da operazioni fra società del Gruppo, sono eliminati, così come le partite che danno origine a debiti e crediti, costi e ricavi tra le società incluse nell'area di consolidamento.

Gli utili e le perdite non realizzati generati su operazioni con imprese collegate o a controllo congiunto sono eliminati in funzione del valore della quota di partecipazione del Gruppo in quelle imprese.

I dividendi incassati da società consolidate sono eliminati.

Criteri e cambi applicati nella conversione dei bilanci

La conversione in Euro dei bilanci espressi in valute diverse dalla moneta di conto è effettuata come segue:

- le poste del conto economico sono convertite ai cambi medi dell'esercizio, mentre le poste dello stato patrimoniale sono convertite ai cambi di fine esercizio; le differenze cambio derivanti dall'applicazione del diverso criterio per la conversione in Euro delle poste di natura reddituale e patrimoniale sono imputate alla riserva del patrimonio netto Riserva conversione valuta, sino alla cessione della partecipazione;
- le differenze cambio di conversione risultanti dal raffronto tra il patrimonio netto iniziale convertito ai cambi correnti e il medesimo convertito ai cambi correnti dell'esercizio precedente sono anch'esse imputate alla Riserva conversione valuta.

Nella redazione del rendiconto finanziario consolidato sono stati utilizzati i tassi medi di cambio per convertire i flussi di cassa delle imprese controllate estere.

I cambi applicati nelle operazioni di conversione sono i seguenti:

	31 dicembre 2006		31 dicembre 2005	
	Cambio medio	Cambio finale	Cambio medio	Cambio finale
Dollaro USA	1,2555	1,3170	1,2446	1,1797
Franco svizzero	1,5731	1,6069	1,5483	1,5551
Real brasiliano	2,7318	2,8133	3,0403	2,7432
Pesos uruguayano	30,1323	32,1394	30,4492	27,9648
Renmimbi cinese	10,0079	10,2793	10,2033	9,5204
Sterlina inglese	0,6818	0,6715	0,6839	0,6853

3. Sintesi dei principi contabili applicati

Attività immateriali

Le attività immateriali includono le attività prive di consistenza fisica, identificabili, controllate dall'impresa e in grado di produrre benefici economici futuri, nonché l'avviamento quando acquisito a titolo oneroso.

Le attività immateriali acquistate o prodotte internamente sono iscritte nell'attivo, secondo quanto disposto dallo IAS 38 – *Attività immateriali,* quando è probabile che l'uso dell'attività genererà benefici economici futuri e quando il costo dell'attività può essere determinato in modo attendibile.

Tali attività sono iscritte al costo d'acquisto o a quello di produzione interna, comprensivo di tutti gli oneri accessori a essi imputabili.

Attività immateriali a vita definita

Le attività immateriali a vita definita sono ammortizzate a quote costanti in ogni esercizio in relazione con la loro residua vita utile, tenuto conto anche dell'importo delle perdite per riduzione di valore cumulato.

I costi per progetti e studi di sviluppo sono integralmente spesati a conto economico nell'esercizio in cui sono sostenuti.

I costi di pubblicità sono integralmente spesati nell'esercizio in cui vengono sostenuti; qualora tali costi siano comuni a due esercizi vengono ripartiti, in linea con il principio della competenza, sulla base della durata della campagna pubblicitaria.

I costi dei diritti di brevetto industriale, dei diritti di concessione, delle licenze e delle altre immobilizzazioni immateriali sono iscritti all'attivo dello stato patrimoniale solo se in grado di produrre benefici economici futuri per l'azienda; i suddetti costi sono ammortizzati in funzione della durata del loro sfruttamento, qualora essa sia definita, oppure sulla base della loro durata contrattuale.

Le licenze di *software* rappresentano il costo di acquisto delle licenze e l'eventuale costo esterno di consulenza o interno del personale necessario allo sviluppo; sono spesati nell'esercizio in cui si sostengono i costi interni o esterni relativi all'istruzione del personale all'utilizzo e gli altri eventuali costi accessori; i costi iscritti tra le immobilizzazioni immateriali sono ammortizzati lungo la loro vita utile.

Queste immobilizzazioni vengono ammortizzate generalmente su 3 anni.

Attività immateriali a vita indefinita

L'avviamento e i marchi derivanti da acquisizioni, qualificabili come attività immateriali a vita indefinita, non sono oggetto di ammortamento; la ricuperabilità del loro valore di iscrizione è verificata almeno annualmente e comunque quando si verificano eventi che fanno presupporre una riduzione del valore adottando i criteri indicati al punto Perdita di valore delle attività (*Impairment*).

Con riferimento all'avviamento, la verifica è effettuata a livello del più piccolo aggregato cui l'avviamento è riferibile e sulla base del quale la Direzione valuta, direttamente o indirettamente, il ritorno dell'investimento che include l'avviamento stesso.

Le svalutazioni relative all'avviamento non sono oggetto di rettifica di valore.

Immobilizzazioni materiali

Costo

Gli immobili, impianti e macchinari sono iscritti al costo di acquisto o di produzione, al lordo dei contributi in conto capitale eventualmente ricevuti e degli oneri di diretta imputazione.

I costi sostenuti successivamente all'acquisto sono capitalizzati solo se incrementano i benefici economici futuri derivabili dall'utilizzo del bene stesso.

Tutti gli altri costi sono rilevati a conto economico quando sostenuti.

I costi di sostituzione di componenti identificabili di beni complessi sono imputati all'attivo patrimoniale e ammortizzati lungo la loro vita utile; il valore di iscrizione residuo della componente oggetto di sostituzione è imputato a conto economico; gli altri sono spesati a conto economico quando la spesa è sostenuta.

In presenza di obbligazioni attuali per lo smantellamento, la rimozione delle attività e la bonifica dei siti, il valore di iscrizione dell'attività include i costi stimati (attualizzati) da sostenere al momento dell'abbandono delle strutture, rilevati in contropartita a uno specifico fondo.

Gli effetti delle revisioni di stima di tali costi sono indicati al paragrafo Fondi per rischi e oneri.

Le spese di manutenzione e riparazione ordinarie sono imputate a conto economico nell'esercizio in cui sono sostenute.

Le migliorie su beni di terzi sono classificate nelle immobilizzazioni materiali, coerentemente rispetto alla natura del costo sostenuto.

Il periodo di ammortamento corrisponde al minore tra la vita utile residua dell'immobilizzazione materiale e la durata residua del contratto di locazione.

Le attività possedute mediante contratti di *leasing* finanziario, attraverso i quali sono sostanzialmente trasferiti sul Gruppo tutti i rischi e i benefici legati alla proprietà, sono riconosciute come attività del Gruppo al loro valore corrente o, se inferiore, al valore attuale dei pagamenti minimi dovuti per il *leasing*.

La corrispondente passività verso il locatore è rappresentata in bilancio tra i debiti finanziari.

I beni sono ammortizzati applicando il criterio e le aliquote sotto indicate.

Le locazioni nelle quali il locatore mantiene sostanzialmente tutti i rischi e i benefici legati alla proprietà dei beni sono classificati come *leasing* operativi e i relativi costi rilevati a conto economico lungo la durata del contratto.

Ammortamento

Il periodo di ammortamento decorre dal momento in cui il bene è disponibile all'uso e gli ammortamenti vengono direttamente attribuiti ai cespiti.

L'ammortamento cessa alla più recente tra la data in cui l'attività è classificata come posseduta per la vendita, in conformità all'IFRS 5, e la data in cui l'attività viene eliminata contabilmente.

Gli ammortamenti vengono sistematicamente determinati secondo quote costanti sulla base della vita utile stimata dei singoli cespiti stabilita in conformità ai piani aziendali di utilizzo che considerano anche il degrado fisico e tecnologico tenuto conto del presumibile valore di realizzo stimato al netto delle spese di rottamazione.

Quando l'attività materiale è costituita da più componenti significative aventi vite utili differenti, l'ammortamento è effettuato per ciascuna componente.

Il valore da ammortizzare è rappresentato dal valore di iscrizione ridotto del presumibile valore netto di cessione al termine della sua vita utile, se significativo e ragionevolmente determinabile.

Non sono oggetto di ammortamento i terreni, anche se acquistati congiuntamente a un fabbricato, nonché le attività materiali destinate alla cessione che sono valutate al minore tra il valore di iscrizione e il loro *fair value* al netto degli oneri di dismissione.

Le aliquote sono le seguenti:

– immobili strumentali e costruzioni leggere	3%-5%
– impianti e macchinari	10%-25%
– mobili, macchine d'ufficio e macchine elettroniche	10%-30%
– automezzi e autoveicoli	20%-40%
– attrezzature varie	20%-30%

Contributi in conto capitale

I contributi in conto capitale sono rilevati quando sussiste la ragionevole certezza che tutte le condizioni previste per il loro ottenimento siano rispettate e il contributo sarà erogato.

Tale momento generalmente coincide con l'emissione del decreto di ammissione al beneficio.

I contributi in conto capitale che si riferiscono a immobilizzazioni materiali sono registrati come ricavi differiti e accreditati a conto economico lungo l'arco temporale corrispondente alla vita utile dell'attività di riferimento.

Perdita di valore delle attività (impairment)

Il Gruppo verifica, almeno annualmente, se vi siano indicazioni tali da far supporre l'esistenza di una perdita di valore delle attività immateriali e materiali; se esistono tali indicazioni il Gruppo stima il valore recuperabile dell'attività a cui si riferiscono.

Inoltre, le attività immateriali a vita utile indefinita o non ancora disponibili per l'utilizzo sono sottoposte a verifica per riduzione di valore ogni anno o più frequentemente, ogniqualvolta vi sia un'indicazione che l'attività possa aver subito una perdita di valore.

La ricuperabilità delle attività è verificata confrontando il valore di iscrizione con il relativo valore recuperabile, rappresentato dal maggiore tra il *fair value*, al netto degli oneri di dismissione, e il valore d'uso.

In assenza di un accordo di vendita vincolante, il *fair value* è stimato sulla base dei valori espressi da un mercato attivo, da transazioni recenti ovvero sulla base delle migliori informazioni disponibili per riflettere l'ammontare che si potrebbe ottenere dalla vendita del bene.

Il valore d'uso è determinato attualizzando i flussi di cassa attesi derivanti dall'uso del bene e, se significativi e ragionevolmente determinabili, quelli derivanti dalla sua cessione al termine della sua vita utile.

I flussi di cassa sono determinati sulla base di assunzioni ragionevoli e documentabili rappresentative della migliore stima delle future condizioni economiche che si verificheranno nella residua vita utile del bene, dando maggiore rilevanza alle indicazioni provenienti dall'esterno.

L'attualizzazione è effettuata a un tasso che tiene conto del rischio implicito nel settore di attività.

Quando non è possibile stimare il valore recuperabile di un singolo bene, il Gruppo stima il valore recuperabile dell'unità generatrice di flussi finanziari cui il bene appartiene.

Una perdita di valore è iscritta se il valore recuperabile di una attività è inferiore al valore contabile.

Tale perdita è rilevata a conto economico, a eccezione del caso cui l'attività sia stata precedentemente rivalutata, iscrivendo una riserva di patrimonio netto.

In tal caso la riduzione di valore è imputata in primo luogo alla riserva di rivalutazione.

Quando, successivamente, una perdita su attività, diverse dall'avviamento, viene meno o si riduce, il valore contabile dell'attività o dell'unità generatrice di flussi finanziari è incrementato sino alla nuova stima del valore recuperabile e non può eccedere il valore che sarebbe stato determinato se non fosse stata rilevata alcuna perdita per riduzione di valore.

Il ripristino di una perdita di valore è iscritto a conto economico, a meno che l'attività non sia stata iscritta precedentemente al proprio valore rivalutato.

In tal caso il ripristino di valore è imputato in primo luogo alla riserva di rivalutazione.

Investimenti immobiliari

Gli immobili e i fabbricati posseduti al fine di conseguire canoni di locazione ("investimenti immobiliari") sono valutati al costo, al netto di ammortamenti e delle perdite per riduzione di valori accumulati. L'aliquota di ammortamento dei fabbricati è pari al 3%, mentre i terreni non vengono ammortizzati.

Attività biologiche

Le attività biologiche sono valutate, alla rilevazione iniziale e a ogni data di bilancio, al loro *fair value* al netto dei costi stimati al punto di vendita. Il relativo prodotto agricolo è valutato al costo che approssima il *fair value* al netto dei costi stimati al punto vendita al momento del raccolto.

Strumenti finanziari

Presentazione

Gli strumenti finanziari detenuti dal Gruppo sono rappresentati dalle seguenti voci.

Le attività finanziarie includono le partecipazioni in società collegate e *joint venture*, titoli correnti, crediti finanziari, rappresentati anche dal *fair value* positivo degli strumenti finanziari derivati, crediti commerciali e altri crediti, nonché le disponibilità liquide e mezzi equivalenti.

In particolare, le disponibilità liquide e mezzi equivalenti includono la cassa, i depositi bancari e titoli a elevata negoziabilità che possono essere convertiti in cassa prontamente e che sono soggetti a un rischio di variazione di valore non significativo.

I titoli correnti comprendono i titoli con scadenza a breve termine o titoli negoziabili che rappresentano investimenti temporanei di liquidità e che non rispettano i requisiti per essere classificati come mezzi equivalenti alle disponibilità.

Le passività finanziarie includono i debiti finanziari, rappresentati anche dal *fair value* negativo degli strumenti finanziari derivati, i debiti commerciali e gli altri debiti.

Valutazione

Le attività e le passività finanziarie sono contabilizzate secondo quanto stabilito dallo IAS 39 – *Strumenti finanziari: rilevazione e valutazione.*

Le partecipazioni in imprese a controllo congiunto e in imprese collegate sono valutate con il metodo del patrimonio netto.

Le partecipazioni in altre imprese non detenute per la negoziazione ("*available-for-sale*") sono valutate al *fair value* con imputazione degli effetti a patrimonio netto; quando il *fair value* non può essere attendibilmente determinato, le partecipazioni sono valutate al costo rettificato per perdite di valore.

Quando vengono meno i motivi delle svalutazioni effettuate, le partecipazioni valutate al costo sono rivalutate nei limiti delle svalutazioni effettuate con imputazione dell'effetto a conto economico.

Il rischio derivante da eventuali perdite eccedenti il patrimonio netto è rilevato in apposito fondo nella misura in cui la partecipante è impegnata a adempiere a obbligazioni legali o implicite nei confronti dell'impresa partecipata o comunque a coprire le sue perdite.

I crediti e le attività finanziarie da mantenersi sino alla scadenza sono iscritti al costo rappresentato dal *fair value* del corrispettivo iniziale dato in cambio, incrementato dei costi di transazione (ad esempio, commissioni, consulenze, *etc.*).

Il valore di iscrizione iniziale è successivamente rettificato per tener conto dei rimborsi in quota capitale, delle eventuali svalutazioni e dell'ammortamento della differenza tra il valore di rimborso e il valore di iscrizione iniziale; l'ammortamento è effettuato sulla base del tasso di interesse interno effettivo rappresentato dal tasso che rende uguali, al momento della rilevazione iniziale, il valore attuale dei flussi di cassa attesi e il valore di iscrizione iniziale (cosiddetto metodo del costo ammortizzato).

Le attività finanziarie correnti e i titoli detenuti con l'intento di mantenerli in portafoglio sino alla scadenza sono contabilizzati sulla base della data di negoziazione e, al momento della prima iscrizione in bilancio, sono valutati al costo di acquisizione, inclusivo dei costi accessori alla transazione.

Successivamente alla prima rilevazione, gli strumenti finanziari disponibili per la vendita e quelli di negoziazione sono valutati al valore corrente.

Qualora il prezzo di mercato non sia disponibile, il valore corrente degli strumenti finanziari disponibili per la vendita è misurato con le tecniche di valutazione più appropriate, quali ad esempio l'analisi dei flussi di cassa attualizzati, effettuata con le informazioni di mercato disponibili alla data di bilancio ovvero, in assenza di informazioni attendibili, sono mantenuti al costo.

Gli utili e le perdite su attività finanziarie disponibili per la vendita sono rilevati direttamente nel patrimonio netto fino al momento in cui l'attività finanziaria è venduta o viene svalutata; in quel momento gli utili o le perdite accumulate, incluse quelle precedentemente iscritte nel patrimonio netto, vengono incluse nel conto economico del periodo.

I finanziamenti e i crediti che il Gruppo non detiene a scopo di negoziazione (finanziamenti e crediti originati nel corso dell'attività caratteristica), i titoli detenuti con l'intento di mantenerli in portafoglio sino alla scadenza e tutte le attività finanziarie per le quali non sono disponibili quotazioni in un mercato attivo e il cui *fair value* non può essere determinato in modo attendibile, sono misurate, se hanno una scadenza prefissata, al costo ammortizzato, utilizzando il metodo dell'interesse effettivo.

Quando le attività finanziarie non hanno una scadenza prefissata, sono valutate al costo di acquisizione.

I crediti con scadenza superiore a un anno, infruttiferi o che maturano interessi inferiori al mercato, sono attualizzati utilizzando i tassi di mercato.

Vengono regolarmente effettuate valutazioni al fine di verificare se esista evidenza oggettiva che un'attività finanziaria o che un gruppo di attività possa aver subito una riduzione di valore.

Se esistono evidenze oggettive, la perdita di valore deve essere rilevata come costo nel conto economico del periodo.

Le passività finanziarie sono esposte al costo ammortizzato utilizzando il metodo dell'interesse effettivo.

Le passività finanziarie coperte da strumenti derivati sono valutate al valore corrente, secondo le modalità stabilite per l'*hedge accounting*, applicabili al *fair value hedge*: gli utili e le perdite derivanti dalle successive valutazioni al valore corrente, dovute a variazioni dei tassi d'interesse, sono rilevate a conto economico e sono compensate dalla porzione efficace della perdita o dell'utile derivante dalle successive valutazioni al valore corrente dello strumento coperto.

Cancellazione di attività e passività finanziarie

Attività finanziarie

Un'attività finanziaria (o, ove applicabile, parte di un'attività finanziaria o parte di un gruppo di attività finanziarie simili) viene cancellata dal bilancio quando:

- i diritti a ricevere flussi finanziari dall'attività sono estinti;
- il Gruppo conserva il diritto a ricevere flussi finanziari dall'attività, ma ha assunto l'obbligo contrattuale di corrisponderli interamente e senza ritardi a una terza parte;
- il Gruppo ha trasferito il diritto a ricevere flussi finanziari dall'attività e: (i) ha trasferito sostanzialmente tutti i rischi e benefici della proprietà dell'attività finanziaria oppure (ii) non ha trasferito né trattenuto sostanzialmente tutti i rischi e benefici dell'attività, ma ha trasferito il controllo della stessa.

Passività finanziarie

Una passività finanziaria viene cancellata dal bilancio quando l'obbligo sottostante la passività è estinto, o annullato o adempiuto.

Nei casi in cui una passività finanziaria esistente è sostituita da un'altra dello stesso prestatore, a condizioni sostanzialmente diverse, oppure le condizioni di una passività esistente vengono sostanzialmente modificate, tale scambio o modifica viene trattata come una cancellazione contabile della passività originale e la rilevazione di una nuova passività, con iscrizione a conto economico di eventuali differenze tra i valori contabili.

Strumenti finanziari derivati

Gli strumenti finanziari derivati sono utilizzati solamente con l'intento di copertura, al fine di ridurre il rischio di cambio e di tasso.

Coerentemente con quanto stabilito dallo IAS 39, gli strumenti finanziari derivati possono essere contabilizzati secondo le modalità stabilite per l'*hedge accounting* solo quando, all'inizio della copertura, esiste la designazione formale e la documentazione della relazione di copertura stessa, si presume che la copertura sia altamente efficace, l'efficacia può essere attendibilmente misurata e la copertura stessa è altamente efficace durante i diversi periodi contabili per i quali è designata.

Tutti gli strumenti finanziari derivati sono misurati al valore corrente, come stabilito dallo IAS 39.

Quando gli strumenti finanziari hanno le caratteristiche per essere contabilizzati in *hedge accounting*, si applicano i seguenti trattamenti contabili:

• *Fair value hedge* – se uno strumento finanziario derivato è designato come copertura dell'esposizione alle variazioni del valore corrente di una attività o di una passività di bilancio attribuibili a un particolare rischio che può determinare effetti sul conto economico, l'utile o la perdita derivante dalle successive valutazioni del valore corrente dello strumento di copertura sono rilevati a conto economico; l'utile o la perdita sulla posta coperta, attribuibile al rischio coperto, modificano il valore di carico di tale posta e vengono rilevati a conto economico.

• *Cash flow hedge* – se uno strumento finanziario è designato come copertura dell'esposizione alla variabilità dei flussi di cassa di un'attività o di una passività iscritta in bilancio o di una operazione prevista altamente probabile e che potrebbe avere effetti sul conto economico, la porzione efficace degli utili o delle perdite sullo strumento finanziario è rilevata nel patrimonio netto.

L'utile o la perdita cumulati sono stornati dal patrimonio netto e contabilizzati a conto economico nello stesso periodo in cui viene rilevata l'operazione oggetto di copertura.

L'utile o la perdita associati a una copertura o a quella parte della copertura diventata inefficace, sono iscritti a conto economico quando l'inefficacia è rilevata.

Se uno strumento di copertura o una relazione di copertura vengono chiusi, ma l'operazione oggetto di copertura non si è ancora realizzata, gli utili e le perdite cumulati, fino quel momento iscritti nel patrimonio netto, sono rilevati a conto economico nel momento in cui la relativa operazione si realizza.

Se l'operazione oggetto di copertura non è più ritenuta probabile, gli utili o le perdite non ancora realizzati sospesi a patrimonio netto sono rilevati a conto economico.

Se l'*hedge accounting* non può essere applicato, gli utili o le perdite derivanti dalla valutazione al valore corrente dello strumento finanziario derivato sono iscritti a conto economico.

Azioni proprie

Le azioni proprie sono iscritte in riduzione del patrimonio netto.

Il costo originario delle azioni proprie e gli effetti economici derivanti dalle eventuali vendite successive sono rilevati come movimenti di patrimonio netto.

Rimanenze

Le rimanenze di materie prime, semilavorati e prodotti finiti sono valutate al minore tra il costo d'acquisto o di fabbricazione, determinato con il metodo del costo medio ponderato, e il valore di mercato.

I prodotti in corso di lavorazione sono iscritti al costo di acquisto delle materie prime utilizzate comprensivo del costo di fabbricazione effettivamente sostenuto alla fase di lavorazione raggiunta.

Le rimanenze di materie prime e semilavorati non più utilizzabili nel ciclo produttivo e le rimanenze di prodotti finiti non vendibili sono integralmente svalutate.

I pezzi di ricambio e le attrezzature per la manutenzione, di valore non rilevante e non utilizzabili in connessione a un solo elemento dell'attivo, sono iscritti come rimanenze e rilevate a conto economico al momento dell'utilizzo.

Attività non correnti destinate alla vendita

Le attività non correnti destinate alla vendita includono le attività immobilizzate (o gruppi di attività in dismissione) il cui valore contabile sarà recuperato principalmente attraverso la vendita, piuttosto che attraverso l'utilizzo continuativo, e la cui vendita è altamente probabile nel breve termine.

Le attività non correnti destinate alla vendita sono valutate al minore tra il valore netto contabile e il valore corrente, al netto dei costi di vendita.

Benefici ai dipendenti

Piani successivi al rapporto di lavoro

Il trattamento di fine rapporto ("TFR") delle società italiane è considerato un piano a benefici definiti successivo al rapporto di lavoro e è contabilizzato secondo quando previsto per gli altri piani a benefici definiti.

L'obbligazione del Gruppo e il costo annuo rilevato a conto economico sono determinati da attuari indipendenti utilizzando il metodo della proiezione unitaria del credito (*projected unit credit method*).

Il valore netto cumulato degli utili e delle perdite attuariali è iscritto a conto economico.

I costi relativi all'incremento del valore attuale dell'obbligazione, derivanti dall'avvicinarsi del momento del pagamento dei benefici, sono inclusi tra gli oneri finanziari.

La passività relativa ai benefici da riconoscere al termine del rapporto di lavoro iscritta nello stato patrimoniale rappresenta il valore attuale dell'obbligazione a benefici definiti, rettificato da utili e perdite attuariali e da costi relativi a prestazioni di lavoro pregresse non rilevati precedentemente.

Piani retributivi sotto forma di partecipazione al capitale

Il Gruppo riconosce benefici addizionali sia a soggetti legati da un rapporto di lavoro dipendente, sia ad amministratori, sia a soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo, attraverso piani di partecipazione al capitale (*stock option*).

Secondo quanto stabilito dall'IFRS 2 – *Pagamenti basati su azioni*, l'ammontare complessivo del valore corrente delle *stock option* alla data di assegnazione è rilevato a conto economico come costo.

Variazioni nel valore corrente successive alla data di assegnazione non hanno effetto sulla valutazione iniziale.

Il *fair value* delle *stock option è* rappresentato dal valore dell'opzione determinato applicando il modello *Black-Scholes*, che tiene conto delle condizioni di esercizio del diritto, del valore corrente dell'azione, della volatilità attesa e del tasso privo di rischio.

Il *fair value* delle *stock option è* rilevato con contropartita alla voce "Riserva per *stock option*".

Il Gruppo ha applicato le disposizioni transitorie previste dall'IFRS 2 e quindi ha applicato il principio alle attribuzioni di *stock option* deliberate dopo il 7 novembre 2002 e non ancora maturate alla data di entrata in vigore dell'IFRS 2 (1 gennaio 2005).

Fondi rischi e oneri

I fondi per rischi e oneri riguardano costi e oneri di natura determinata e di esistenza certa o probabile che alla data di chiusura dell'esercizio sono indeterminati nell'ammontare o nella data di sopravvenienza.

Gli accantonamenti sono rilevati quando:

- è probabile l'esistenza di un'obbligazione attuale, legale o implicita, derivante da un evento passato;
- è probabile che l'adempimento dell'obbligazione sia oneroso;
- l'ammontare dell'obbligazione può essere stimato attendibilmente.

Gli accantonamenti sono iscritti al valore rappresentativo della migliore stima dell'ammontare che l'impresa razionalmente pagherebbe per estinguere l'obbligazione ovvero per trasferirla a terzi alla data di chiusura del periodo.

Quando l'effetto finanziario del tempo è significativo e le date di pagamento delle obbligazioni sono attendibilmente stimabili, l'accantonamento è oggetto di attualizzazione; l'incremento del fondo connesso al trascorrere del tempo è imputato a conto economico alla voce "Proventi (oneri) finanziari".

Quando la passività è relativa a attività materiali e ragionevolmente prevedibile o sussista un'obbligazione al ripristino del sito, il fondo è rilevato in contropartita all'attività a cui si riferisce.

I fondi sono periodicamente aggiornati per riflettere le variazioni delle stime dei costi, dei tempi di realizzazione e del tasso di attualizzazione; le revisioni di stima dei fondi sono imputate nella medesima voce di conto economico che ha precedentemente accolto l'accantonamento ovvero, quando la passività è relativa a attività materiali (a esempio, smantellamento e ripristini), in contropartita all'attività a cui si riferisce.

Fondo ristrutturazione

Il Gruppo iscrive fondi ristrutturazione solo nel caso in cui esista un'obbligazione implicita di ristrutturazione, e esista un dettagliato programma formale per la ristrutturazione che abbia fatto sorgere nei confronti dei terzi interessati la valida aspettativa che l'impresa realizzerà la ristrutturazione, o perché ne ha già iniziato la realizzazione o perché ne ha già comunicato gli aspetti principali ai terzi interessati.

Iscrizione dei ricavi, dei proventi e degli oneri a conto economico

I ricavi sono rilevati nella misura in cui è probabile che affluiranno al Gruppo i benefici economici e il loro ammontare possa essere determinato in modo attendibile.

I ricavi sono rappresentati al netto di sconti, anche differiti, abbuoni, accise, resi e contributi promozionali.

In particolare:

- i ricavi derivanti dalla vendita di beni sono rilevati quando i rischi e i benefici connessi alla proprietà dei beni sono trasferiti all'acquirente e l'ammontare dei ricavi può essere attendibilmente determinato;
- i ricavi delle prestazioni di servizi sono rilevati quando i servizi sono resi; gli stanziamenti di ricavi relativi a servizi parzialmente resi sono rilevati con riferimento allo stadio di completamento dell'operazione alla data di bilancio, quando l'ammontare dei ricavi può essere attendibilmente stimato;
- i proventi e gli oneri di natura finanziaria sono riconosciuti in base alla competenza temporale;
- i contributi in conto capitale sono accreditati a conto economico in proporzione alla vita utile delle attività a cui si riferiscono;
- i dividendi sono rilevati alla data di assunzione della delibera da parte dell'assemblea; i dividendi ricevuti da società collegate sono registrati a riduzione del valore della partecipazione.

I costi sono riconosciuti a conto economico quando relativi a beni e servizi venduti o consumati nell'esercizio o per ripartizione sistematica ovvero quando non si possa identificare l'utilità futura degli stessi.

I costi del personale e dei servizi includono, coerentemente alla natura sostanziale di retribuzione che assumono, le *stock option* assegnate sia a soggetti legati da un rapporto di lavoro dipendente, sia a amministratori, sia a soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo a partire dal 2004; il costo è determinato con riferimento al *fair value* del diritto assegnato; la quota

di competenza dell'esercizio è determinata *pro-rata temporis* lungo il periodo a cui è riferita l'incentivazione (cosiddetto *vesting period*).

I costi volti allo studio di prodotti o processi alternativi o, comunque, sostenuti per attività di ricerca o sviluppo tecnologico sono considerati costi correnti e imputati a conto economico nell'esercizio di sostenimento.

Imposte

Le imposte sul reddito correnti sono calcolate sulla base della stima del reddito imponibile e il debito relativo è rilevato alla voce "Debiti verso l'Erario".

I debiti e i crediti tributari per imposte correnti sono rilevati al valore che si prevede di pagare / recuperare alle / dalle autorità fiscali applicando le aliquote e la normativa fiscale vigenti o sostanzialmente approvate alla data di chiusura del periodo.

Le altre imposte non correlate al reddito, come le tasse sugli immobili e sul capitale, sono incluse tra gli oneri operativi.

Le imposte differite e anticipate sono calcolate sulle differenze temporanee tra i valori delle attività e delle passività iscritte in bilancio e i corrispondenti valori riconosciuti ai fini fiscali.

Le attività per imposte anticipate sono iscritte quando il loro recupero è probabile.

Le attività e le passività fiscali differite sono determinate in base alle aliquote fiscali che si prevede saranno applicabili, nei rispettivi ordinamenti dei paesi in cui il Gruppo opera, negli esercizi nei quali le differenze temporanee saranno realizzate o estinte.

Le attività e le passività fiscali correnti e differite sono compensate quando le imposte sul reddito sono applicate dalla medesima autorità fiscale, vi è un diritto legale di compensazione e i tempi di riversamento sono omogenei.

Le attività per imposte anticipate e le passività per imposte differite sono classificate tra le attività e le passività non correnti.

Il saldo della eventuale compensazione, se attivo, è iscritto alla voce Imposte anticipate; se passivo, alla voce Imposte differite.

Quando i risultati delle operazioni sono rilevati direttamente a patrimonio netto, le imposte correnti, le attività per imposte anticipate e le passività per imposte differite sono anch'esse imputate al patrimonio netto.

Operazioni in valuta estera (non oggetto di copertura con strumenti finanziari derivati)

I ricavi e i costi relativi a operazioni in valuta estera sono iscritti al cambio corrente del giorno in cui l'operazione è compiuta.

Le attività e passività monetarie in valuta estera sono convertite in Euro applicando il cambio corrente alla data di chiusura dell'esercizio con imputazione dell'effetto a conto economico.

Utile per azione

L'utile base per azione è calcolato dividendo il risultato economico del Gruppo per la media ponderata delle azioni in circolazione durante l'esercizio, escludendo le eventuali azioni proprie in portafoglio.

Ai fini del calcolo dell'utile (perdita) diluito per azione, la media ponderata delle azioni in circolazione è modificata assumendo la conversione di tutte le potenziali azioni aventi effetto diluitivo.

Anche il risultato netto del Gruppo è rettificato per tener conto degli effetti, al netto delle imposte, della conversione.

Uso di stime

La redazione del bilancio e delle relative note in applicazione degli IFRS richiede da parte della direzione l'effettuazione di stime e di assunzioni che hanno effetto sui valori delle attività e delle passività di bilancio e sull'informativa relativa a attività e passività potenziali alla data del bilancio.

I risultati che si consuntiveranno potrebbero differire da tali stime.

Le stime sono utilizzate per rilevare gli accantonamenti per rischi su crediti, per obsolescenza di magazzino, ammortamenti, svalutazioni di attivo, benefici ai dipendenti, imposte, fondi di ristrutturazione, altri accantonamenti e fondi.

Le stime e le assunzioni sono riviste periodicamente e gli effetti di ogni variazione sono riflesse a conto economico.

L'avviamento viene sottoposto a *impairment test*, su base annuale, per verificare eventuali perdite di valore.

I calcoli sono basati sui flussi finanziari attesi dalle unità generatrici di cassa a cui l'avviamento stesso è attribuito, desumibili da *budget* e piani pluriennali.

4. Variazione nei principi contabili

Nel mese di aprile 2005 lo IASB ha emesso un emendamento allo IAS 39 – *Strumenti finanziari: rilevazione e valutazione* che consente di qualificare un'operazione intragruppo prevista altamente probabile come posta coperta in una relazione di *cash flow hedge* del rischio di cambio, nel caso in cui la transazione è effettuata in una valuta diversa da quella funzionale dell'impresa che ha effettuato la transazione e il bilancio consolidato è esposto al rischio di cambio.

L'emendamento specifica, inoltre, che se la copertura di un'operazione intragruppo prevista rispetta i requisiti per *l'hedge accounting*, ogni utile o perdita iscritta direttamente a patrimonio netto secondo le regole dello IAS 39 deve essere riclassificata a conto economico nel periodo in cui il rischio di cambio della transazione coperta manifesta i suoi effetti sul conto economico consolidato.

Nel mese di giugno 2005 lo IASB ha emesso un emendamento allo IAS 39 – *Strumenti finanziari: rilevazione e valutazione* che limita l'uso dell'opzione di designare ogni attività o passività finanziaria come posta valutata a *fair value* direttamente a conto economico (la cosiddetta "*fair value option*").

Tale revisione del principio limita l'uso di tale opzione a quegli strumenti finanziari che soddisfano le seguenti condizioni:

- la designazione secondo la *fair value option* elimina o riduce significativamente uno sbilancio nella contabilizzazione;
- un gruppo di attività finanziarie, di passività finanziarie o di entrambe sono gestite e la loro *performance* è valutata sulla base del *fair value* secondo una documentata strategia di gestione del rischio o di investimento, e
- uno strumento contiene un derivato implicito che soddisfa particolari condizioni.

Il Gruppo ha applicato tali emendamenti allo IAS 39 a partire dal 1° gennaio 2006.

L'adozione di tali emendamenti non ha, peraltro, avuto effetti significativi sul patrimonio e sul risultato netto del periodo.

Nel mese di agosto 2005 lo IASB ha emesso un ulteriore emendamento allo IAS 39 e all'IFRS 4 dedicato al trattamento contabile delle garanzie emesse.

Sulla base di tale emendamento la passività derivante dai contratti finanziari di garanzia deve essere rilevata nel bilancio del garante e valutata come segue:

- inizialmente al *fair value*;
- successivamente, al maggiore tra (i) la miglior stima della spesa richiesta per adempiere all'obbligazione alla data di riferimento, sulla base di quanto previsto dallo IAS 37 – Accantonamenti, passività e attività potenziali e (ii) l'ammontare inizialmente rilevato meno l'eventuale ammortamento cumulato rilevato secondo quanto richiesto dallo IAS 18 – Ricavi.

Tale emendamento non è applicabile al Gruppo Campari.

Nel mese di agosto 2005 lo IASB ha emesso il nuovo principio contabile IFRS 7 – *Strumenti finanziari: informazioni integrative* e un emendamento complementare allo IAS 1 –*Presentazione del bilancio: informazioni integrative relative al capitale.*

L'IFRS 7 richiede informazioni integrative riguardanti la rilevanza degli strumenti finanziari in merito alla *performance* e alla posizione finanziaria di un'impresa.

Tali informazioni incorporano alcuni requisiti precedentemente inclusi nel principio contabile IAS 32 – *Strumenti finanziari: esposizione in bilancio e informazioni integrative.*

Il nuovo principio contabile richiede altresì informazioni relative al livello di esposizione di rischio derivante dall'utilizzo di strumenti finanziari, e una descrizione degli obiettivi, delle politiche e delle procedure poste in atto dal *management* al fine di gestire tali rischi.

L'emendamento allo IAS 1 introduce requisiti relativi alle informazioni da fornire circa il capitale di un'impresa.

L'IFRS 7 e l'emendamento allo IAS 1 hanno efficacia a partire dal 1° gennaio 2007.

Il Gruppo Campari ha scelto di non applicare anticipatamente tale principio.

Il 2 novembre 2006 l'IFRIC ha emesso il documento interpretativo IFRIC 11 – IFRS 2 – *Group and Treasury Shares Transaction.*

Tale interpretazione stabilisce che i piani di pagamento basati su azioni in cui la società riceve servizi in cambio delle proprie azioni devono essere contabilizzati come strumenti di capitale.

Il Gruppo Campari adotterà tale interpretazione a partire dalla sua data di applicabilità, ovvero a partire dal 1° gennaio 2008.

Inoltre, a partire dal 1° gennaio 2006 sono entrati in vigore l'IFRIC 4 – *Determinare se un contratto contiene un leasing* e l'IFRIC 5 – *Diritti derivanti da interessenze in fondi per smantellamenti, ripristini e bonifiche ambientali*; tuttavia, tali documenti interpretativi non sono applicabili al Gruppo Campari.

Infine, a partire dal 1° dicembre 2005 è entrato in vigore l'IFRIC 6 – *Passività derivanti dalla partecipazione in un mercato specifico – Smaltimento di apparecchiature elettriche ed elettroniche*; anche tale documento interpretativo non è applicabile al Gruppo Campari.

Nuovi principi contabili

Il 3 marzo 2006 l'IFRIC ha emesso il documento interpretativo IFRIC 9 – *Valutazione successiva dei derivati impliciti* per specificare che una società deve valutare se i derivati impliciti devono essere separati dal contratto primario e rilevati come strumenti derivati nel momento in cui tale società diventa parte del contratto.

Successivamente, a meno che non intervenga una modifica delle condizioni del contratto che produca effetti significativi sui flussi di cassa che altrimenti sarebbero richiesti dal contratto, non è possibile effettuare di nuovo tale valutazione.

Tale interpretazione sarà applicabile a partire dal 1° gennaio 2007.

Il 30 novembre 2006 lo IASB ha emesso il principio contabile IFRS 8 – *Segmenti Operativi* che sarà applicabile a partire dal 1° gennaio 2009 in sostituzione dello IAS 14 Informativa di Settore.

Il nuovo principio contabile richiede alla società di basare informazioni riportate nell'informativa di Settore sugli elementi che il *management* utilizza per prendere le proprie decisioni operative, quindi richiede l'identificazione dei segmenti operativi sulla base della reportistica interna che è regolarmente rivista dal *management* al fine dell'allocazione delle risorse ai diversi segmenti e al fine delle analisi di *performance*.

Alla data di redazione del presente bilancio, il Gruppo sta valutando gli effetti derivanti dall'adozione di tale principio.

Infine, si segnala che nel 2006 sono stati emessi i seguenti principi e interpretazioni:
- IFRIC 8 – *Ambito di applicazione dell'IFRS 2*, applicabile dal 1° gennaio 2007;
- IFRIC 12 – *Contratti di servizi in concessione*, applicabile dal 1° gennaio 2008.

5. Stagionalità dell'attività

Alcuni dei prodotti del Gruppo sono soggetti a una maggiore stagionalità delle vendite, rispetto a altri, come conseguenza delle differenti abitudini o modalità di consumo.

In particolare, le vendite di *soft drink* tendono a aumentare durante i mesi più caldi, da maggio a settembre, ma soprattutto, la variabilità della temperatura nei mesi estivi, può influire sensibilmente sul livello delle vendite di un anno rispetto al precedente.

Altri prodotti, come i vini spumanti, in alcuni paesi presentano una forte concentrazione delle vendite in alcuni periodi dell'anno (principalmente le festività natalizie).

In questo caso non ci sono fattori esogeni che possono impattare sulle vendite ma il rischio commerciale per il Gruppo è comunque più elevato, in quanto il risultato ottenuto in due soli mesi determina il risultato di vendita dell'anno intero.

In generale, la diversificazione del portafoglio prodotti del Gruppo, tra *spirit*, *soft drink* e *wines* e la ripartizione geografica delle vendite, attenuano sensibilmente i rischi legati alla stagionalità.

6. Rischio di *default*: *negative pledge* e *covenant* sul debito

I contratti relativi al prestito obbligazionario della Capogruppo, al *private placement* e a due linee di credito *committed* negoziate da Redfire, Inc. prevedono *negative pledge* e *covenant*.

Per quanto riguarda i primi, le clausole mirano a limitare la possibilità per il Gruppo di concedere significativi diritti a terzi su *asset* del Gruppo stesso; in particolare questi contratti stabiliscono vincoli specifici per quanto riguarda la dismissione e il rilascio di garanzie su immobilizzazioni.

I *covenant* includono l'obbligo per il Gruppo di rispettare determinati livelli di indici finanziari, il più significativo dei quali mette in relazione l'indebitamento netto con alcuni livelli di redditività consolidata.

In caso di mancato rispetto delle clausole sopra descritte, dopo un periodo di osservazione nel quale tali violazioni non siano state sanate, il Gruppo può essere chiamato al pagamento del debito residuo.

Il valore di tali rapporti è monitorato dal Gruppo alla fine di ogni trimestre e, a oggi, risulta essere significativamente lontano dalle soglie che determinerebbero l'inadempimento contrattuale.

7. Aggregazioni aziendali (acquisizioni)

Glen Grant, Old Smuggler e Braemar

Il 15 marzo 2006 il Gruppo ha perfezionato l'acquisizione degli *Scotch whisky* Glen Grant, Old Smuggler e Braemar.

Nell'ambito della transazione, sono stati acquisiti i tre marchi di cui sopra, i relativi *stock* di prodotti finiti e in invecchiamento, nonché la distilleria per la produzione di Glen Grant, situata a Rothes in Scozia.

La tabella che segue mostra la sintesi dei valori contabili e del *fair value* alla data di scambio delle attività acquisite:

	Valore contabile €/000	*Fair value* €/000
Attivo immobilizzato		
Immobilizzazioni materiali	4.737	4.737
Marchi	-	103.067
Totale attivo immobilizzato	**4.737**	**107.804**
Attivo corrente		
Rimanenze	22.738	22.738
Totale attivo corrente	**22.738**	**22.738**
Totale attivo	**27.475**	**130.542**
Costo dell'acquisizione		**130.542**

Il corrispettivo dell'operazione, comprensivo degli oneri accessori, ammonta a complessivi € 130.542 migliaia e è stato interamente pagato al momento dell'acquisizione, mediante ricorso all'indebitamento bancario a breve termine.

Non emergono differenze tra i valori contabili e i valori correnti oggetto di acquisizione, in quanto la transazione è stata condotta attraverso l'acquisto di partecipazioni azionarie in un veicolo societario appositamente predisposto dal venditore con valori prossimi a quelli correnti, a eccezione dei marchi generati internamente, di cui è stata espressa una esplicita valutazione negoziale, con la conseguenza di non determinare alcun avviamento.

I marchi considerati a vita utile indefinita sono assoggettati a *impairment test*.

Se l'acquisizione fosse stata effettuata all'inizio dell'esercizio, si stima che i ricavi e il risultato netto del Gruppo sarebbero stati superiori, rispettivamente, di circa € 7,3 milioni e circa € 0,7 milioni.

Skyy Spirits, LLC

Il 2 novembre 2006 è stato perfezionato l'acquisto di un ulteriore 11% di Skyy Spirits, LLC: il Gruppo ha, così, portato al 100% la propria partecipazione nella società statunitense.

Il corrispettivo dell'acquisizione, comprensivo degli oneri accessori, ammonta a US$ 62.437 migliaia (€ 48.905 migliaia al tasso di cambio alla data dell'operazione), di cui US$ 59.086 migliaia (€ 46.280 migliaia) relativi a avviamento.

L'acquisizione è stata perfezionata a seguito dell'esercizio di opzioni secondo i termini stipulati nel gennaio 2002 al momento dell'acquisto della partecipazione di maggioranza nella società.

Grazie a un accordo tra le parti, la transazione è stata finalizzata in anticipo rispetto al termine originalmente previsto per il 2007.

L'acquisizione, il cui corrispettivo è stato pagato in contanti, è stata finanziata con mezzi propri.

Per ulteriori informazioni in merito alle acquisizioni dell'esercizio, si rinvia a quanto esposto in commento alla Relazione sulla gestione, Paragrafo – *Eventi significativi dell'esercizio*.

8. Partecipazioni in *joint venture* e società collegate

Il Gruppo detiene partecipazioni in diverse società a controllo congiunto con l'obiettivo di promuovere e commercializzare i propri prodotti nei mercati in cui operano le *joint venture* stesse: Fior Brands Ltd., operante in Inghilterra (al 50%), International Marques V.o.f., operante in Olanda (al 33,33%), MCS S.c.a.r.l. operante in Belgio (al 33,33%) e infine Summa S.L. operante in Spagna (al 30%).

Tali società sono consolidate con il metodo del patrimonio netto; sono consolidate le quote di risultato di pertinenza del Gruppo sulla base dei bilanci predisposti dalle società a una data di chiusura corrispondente a

quella del Gruppo, a eccezione di Summa S.L. che, per motivi legati al proprio socio di maggioranza, chiude annualmente il proprio bilancio al 30 settembre e predispone una situazione al 31 dicembre ai soli fini del bilancio consolidato del Gruppo Campari.

La tabella che segue mostra le quote di pertinenza del Gruppo nell'attivo, passivo, ricavi e costi delle società a controllo congiunto:

	31 dicembre 2006 € / 000	31 dicembre 2005 € / 000
Quota dello stato patrimoniale delle società collegate:		
Attivo non-corrente	310	277
Attivo corrente	22.518	24.556
	22.828	**24.832**
Passivo non corrente	674	689
Passivo corrente	21.626	23.551
	22.300	**24.241**
Quota dei ricavi e costi delle società collegate:		
Ricavi	22.998	24.057
Costo del venduto	(17.373)	(18.006)
Spese di vendita e amministrative	(5.214)	(5.571)
Oneri finanziari	(155)	(100)
Risultato *ante* imposte	256	379
Imposte	(72)	(96)
Risultato netto	184	283
Valore di carico delle partecipazioni	**528**	**591**

9. Informativa di settore

In applicazione dello IAS 14, di seguito sono riportati gli schemi relativi all'informativa di settore.

La reportistica primaria del Gruppo è per settore di attività, definito come una parte del Gruppo distintamente identificabile, che fornisce un insieme di prodotti omogenei, e è soggetta a rischi e a benefici diversi da quelli degli altri settori d'attività del Gruppo.
L'informativa secondaria riporta alcune informazioni divise per area geografica.

I principi contabili con cui l'informativa di settore è esposta nelle note, sono coerenti con quelli adottati nella predisposizione del bilancio consolidato.

I settori di attività in cui opera il Gruppo sono rappresentati dalla produzione e vendita di:
- *spirit*: bevande a base di alcool a gradazione sia inferiore, sia superiore al 15% in volume, queste ultime normativamente definite "bevande spiritose";
- *wine*: vini, sia fermi che spumanti, compresi quelli aromatizzati, tra cui i *vermouth;*
- *soft drink*: tutte le bevande analcoliche;
- *altro*: vendite relative all'attività di *co-packing* e di materie prime e semilavorati.

Le informazioni relative alle aree geografiche sono basate sulla localizzazione geografica delle attività e, per quanto riguarda i ricavi derivanti da clienti esterni, sulla localizzazione geografica dei clienti.
Per rappresentare tale informativa, vengono esposte le aree Italia, Europa, Americhe e resto del mondo.

Informativa primaria

Le due tabelle seguenti mostrano i ricavi e costi del Gruppo nonché l'attivo e il passivo di stato patrimoniale, attribuiti ai singoli settori al 31 dicembre 2006 e al 31 dicembre 2005:

31 dicembre 2006	*Spirit* € / 000	*Wine* € / 000	*Soft drink* € / 000	Altre vendite € / 000	Totale attività operativa € / 000
Ricavi (*)					
Vendite nette a terzi	657.087	134.916	127.954	12.400	932.358
Margini e risultati					
Margine del settore	210.648	15.209	28.625	2.420	256.903
Costi non allocati					(66.391)
Risultato operativo					**190.511**
Proventi (oneri) finanziari netti					(15.189)
Quota di risultato di società valutate al patrimonio netto	124	42	18	–	184
Imposte					(55.215)
Interessi di minoranza					(3.234)
Utile netto del Gruppo					**117.059**
Attivo e passivo					
Attivo allocato ai settori	1.060.910	252.619	67.910	–	1.381.439
Partecipazioni valutate con il metodo del patrimonio netto	373	97	58	–	528
Altre attività non allocate					344.091
Totale attivo					**1.726.058**
Passivo allocato ai settori	114.707	35.220	30.907	–	180.834
Altre passività non allocate					747.442
Totale passivo					**928.276**
Altre informazioni					
Investimenti in immobilizzazioni materiali (**):					
– allocate ai segmenti	11.463	4.993	1.552	3	18.011
– non allocate ai segmenti					3.483
Totale					**21.494**
Investimenti in immobilizzazioni immateriali (**):					
– allocate ai segmenti	109.621	42	2	–	109.665
– non allocate ai segmenti					1.886
Totale					**111.551**
Ammortamenti di immobilizzazioni materiali:					
– allocate ai segmenti	6.979	5.790	2.609	–	15.378
– non allocate ai segmenti					2.033
Totale					**17.411**
Ammortamenti di immobilizzazioni immateriali:					
– allocate ai segmenti	101	28	14	–	143
– non allocate ai segmenti					1.674
Totale					**1.817**
Altre spese che non hanno comportato un'uscita di cassa	4.340	315	248	882	5.784

(*) Non vi sono vendite tra i diversi segmenti.
(**) In conformità con quanto stabilito dallo IAS 14.57, gli investimenti includono le attività acquisite nel corso dell'esercizio.

31 dicembre 2005	*Spirit* € / 000	*Wine* € / 000	*Soft drink* € / 000	Altre vendite € / 000	Totale attività operativa € / 000
Ricavi (*)					
Vendite nette a terzi	551.528	125.163	124.940	8.313	809.944
Margini e risultati					
Margine del settore	189.584	14.090	31.136	1.457	236.267
Costi non allocati					(52.411)
Risultato operativo					183.856
Proventi (oneri) finanziari netti					(9.907)
Quota di risultato di società valutate al patrimonio netto	191	65	28	–	283
Imposte					(51.180)
Interessi di minoranza					(5.039)
Utile netto del Gruppo					118.013
Attivo e passivo					
Attivo allocato ai settori	947.715	254.482	60.000	–	1.262.197
Partecipazioni valutate con il metodo del patrimonio netto	402	105	84	–	591
Altre attività non allocate					337.038
Totale attivo					**1.599.826**
Passivo allocato ai settori	96.834	32.689	20.691	–	150.214
Altre passività non allocate					753.832
Totale passivo					**904.046**
Altre informazioni					
Investimenti in immobilizzazioni materiali (**):					
– allocate ai segmenti	7.616	16.513	1.286	–	25.415
– non allocate ai segmenti					1.403
Totale					**26.818**
Investimenti in immobilizzazioni immateriali (**):					
– allocate ai segmenti	175.079	27	17	–	175.123
– non allocate ai segmenti					1.795
Totale					**176.918**
Ammortamenti di immobilizzazioni materiali:					
– allocate ai segmenti	5.647	5.251	2.642	–	13.540
– non allocate ai segmenti					2.203
Totale					**15.743**
Ammortamenti di immobilizzazioni immateriali:					
– allocate ai segmenti	39	18	5	–	62
– non allocate ai segmenti					1.601
Totale					**1.663**
Altre spese che non hanno comportato un'uscita di cassa	956	1.009	–	–	1.965

(*) Non vi sono vendite tra i diversi segmenti.
(**) In conformità con quanto stabilito dallo IAS 14.57, gli investimenti includono le attività acquisite nel corso dell'esercizio.

Informativa secondaria

Le tabelle seguenti riportano i ricavi, le spese per investimenti in immobilizzazioni e alcune informazioni sull'attivo del gruppo divisi in settori geografici, al 31 dicembre 2006 e al 31 dicembre 2005.

31 dicembre 2006	Italia € / 000	Europa € / 000	Americhe € / 000	Resto del mondo € / 000	Totale attività operativa € / 000
Ricavi					
Vendite nette a terzi	401.382	175.153	314.612	41.211	932.358
Attivo					
Attivo allocato	689.791	124.198	565.906	1.545	1.381.440
Partecipazioni valutate con il metodo del patrimonio netto	–	527	–	–	527
Attivo non allocato					344.091
Totale attivo					**1.726.058**
Altre informazioni					
Investimenti in immobilizzazioni materiali (*):					
– allocate ai segmenti	10.451	7.197	362	–	18.010
– non allocate ai segmenti					3.484
Totale					**21.494**
Investimenti in immobilizzazioni immateriali (*):					
– allocate ai segmenti	48	103.257	6.360	–	109.665
– non allocate ai segmenti					1.886
Totale					**111.551**

31 dicembre 2005	Italia € / 000	Europa € / 000	Americhe € / 000	Resto del mondo € / 000	Totale attività operativa € / 000
Ricavi					
Vendite nette a terzi	381.505	151.673	242.001	34.765	809.944
Attivo					
Attivo allocato	582.460	79.194	592.107	8.436	1.262.197
Partecipazioni valutate con il metodo del patrimonio netto	–	591	–	–	591
Attivo non allocato					337.038
Totale attivo					**1.599.826**
Altre informazioni					
Investimenti in immobilizzazioni materiali (*):					
– allocate ai segmenti	20.486	4.415	514	–	25.415
– non allocate ai segmenti					1.403
Totale					**26.818**
Investimenti in immobilizzazioni immateriali (*):					
– allocate ai segmenti	72	71	174.980	–	175.123
– non allocate ai segmenti					1.795
Totale					**176.918**

(*) In conformità con quanto stabilito dallo IAS 14.57, gli investimenti includono le attività acquisite nel corso dell'esercizio.

10. Ricavi e costi

Di seguito si fornisce il dettaglio di alcuni ricavi e costi che, per natura o per importo, risultano rilevanti ai fini della comprensione del risultato dell'esercizio.

Ricavi per vendita di beni e servizi

	2006 € / 000	2005 € / 000
Vendita di beni	926.186	803.344
Prestazioni di servizi	6.172	6.600
Totale vendite nette	**932.358**	**809.944**

Le prestazioni di servizi sono riferite principalmente a attività di imbottigliamento di prodotti di terzi.

Per ulteriori informazioni in merito alla composizione dei ricavi di vendita, si rinvia a quanto esposto nella relazione sulla gestione.

Altri (oneri) e proventi non ricorrenti

Ai sensi della Comunicazione Consob del 28 luglio 2006 si segnala che il risultato operativo è influenzato dai seguenti proventi e oneri "non ricorrenti":

	2006 € / 000	2005 € / 000
Proventi non ricorrenti:		
Plusvalenze Programma Integrato Sesto San Giovanni	12.176	-
Altre plusvalenze da cessione di immobilizzazioni materiali	124	2.301
Altre sopravvenienze non ricorrenti	485	1.693
Rilascio fondi	-	2.056
Totale proventi non ricorrenti	**12.785**	**6.050**
Oneri non ricorrenti:		
Accantonamenti a fondi rischi e oneri	(6.042)	-
Rottamazioni e costi di demolizione	(2.638)	-
Svalutazioni immobilizzazioni materiali	(1.753)	-
Minusvalenze da cessione di immobilizzazioni materiali	(641)	-
Oneri di ristrutturazione del personale	(776)	(715)
Altri oneri non ricorrenti	(1.781)	(625)
Totale oneri non ricorrenti	**(13.631)**	**(1.340)**
Totale proventi e oneri non ricorrenti	**(846)**	**4.710**

Come illustrato nella Relazione sulla gestione, cui si rinvia per maggiori dettagli, nel 2006 ha preso avvio il Programma Integrato di Intervento proposto dal Gruppo Campari per la trasformazione urbanistica dell'area dell'*ex* stabilimento di Sesto San Giovanni nella nuova sede del Gruppo.

Nell'ambito di tale progetto edificatorio nel corso dell'esercizio sono state effettuate le seguenti operazioni:

- cessione di aree edificabili aventi destinazione residenziale, con realizzo di una plusvalenza di € 12.176 migliaia;

- cessione del fabbricato già adibito a mensa, con realizzo di una minusvalenza di € 582 migliaia, inclusa alla voce Minusvalenze da cessione di immobilizzazioni materiali;
- demolizione di parte dei fabbricati e degli impianti annessi, con conseguenti opere di ripristino e bonifica, che hanno comportato oneri complessivi pari a € 2.638 migliaia, esposti alla voce Rottamazioni e costi di demolizione.

Gli Accantonamenti a fondi rischi e oneri, pari a € 6.042 migliaia, sono principalmente riconducibili all'accantonamento, pari a € 4.810 migliaia, a fondo ristrutturazione, conseguente alla decisione di interrompere l'attività produttiva nello stabilimento di Sulmona.

Le Svalutazioni di immobilizzazioni materiali, pari a € 1.753 migliaia, includono la svalutazione, pari a € 667 migliaia, di un fabbricato adiacente al sito produttivo di Crodo, in previsione della sua futura demolizione, nonché la svalutazione, pari a € 927 migliaia, relativa al fabbricato di Termoli, al fine di adeguarne il valore di iscrizione al *fair value* determinato alla luce della trattativa di vendita in corso.

Altri costi

La tabella che segue mostra il dettaglio dei costi legati alla gestione dei *leasing* operativi e finanziari, nonché degli investimenti immobiliari del Gruppo:

	2006 € / 000	2005 € / 000
Leasing operativo:		
– Pagamenti minimi per *leasing* operativo	(4.381)	(3.261)
Leasing finanziario:		
– Canoni potenziali di locazione (indicizzazioni)	(27)	(25)
Altri costi:		
– Spese legate alla gestione di investimenti immobiliari che hanno generato proventi per affitti (incluse spese di manutenzione)	(9)	(8)
– Spese legate alla gestione di investimenti immobiliari che non hanno generato proventi per affitti (incluse spese di manutenzione)	(20)	(17)

Ammortamenti

La tabella che segue mostra il dettaglio per natura e per destinazione degli ammortamenti rilevati a conto economico:

	2006 € / 000	2005 € / 000
Ammortamenti e eventuali riduzioni di valore:		
– Ammortamenti di immobilizzazioni materiali	(17.411)	(15.743)
– Ammortamenti di immobilizzazioni immateriali	(1.817)	(1.663)
di cui:		
Inclusi nel costo del venduto:		
– Ammortamenti di immobilizzazioni materiali	(14.488)	(13.386)
– Ammortamenti di immobilizzazioni immateriali	(59)	(45)
Inclusi nei costi di vendita e distribuzione:		
– Ammortamenti di immobilizzazioni materiali	(838)	(656)
– Ammortamenti di immobilizzazioni immateriali	(21)	(16)
Inclusi nei costi generali e amministrativi:		
– Ammortamenti di immobilizzazioni materiali	(2.085)	(1.700)
– Ammortamenti di immobilizzazioni immateriali	(1.737)	(1.603)

Negli esercizi in rassegna non vi sono state perdite per *impairment*.

Proventi (oneri) finanziari netti

La voce risulta così composta:

	2006 € / 000	2005 € / 000
Oneri finanziari netti su prestiti obbligazionari	(16.949)	(12.604)
Interessi passivi bancari	(11.512)	(6.097)
Spese bancarie	(1.041)	(997)
Altri oneri	(3.217)	(537)
Totale oneri finanziari (al costo)	**(32.719)**	**(20.235)**
Perdita non realizzata su strumenti derivati di copertura	216	(323)
Interessi attuariali	(352)	(611)
Totale oneri finanziari	**(32.855)**	**(21.168)**
Interessi bancari e da depositi a termine	10.033	5.642
Altri proventi	7.305	5.443
Totale proventi finanziari (al costo)	**17.338**	**11.085**
Utile non realizzato su strumenti derivati di copertura	–	180
Totale proventi finanziari	**17.338**	**11.265**
Differenze cambio realizzate nette	(437)	(454)
Differenze cambio non realizzate nette	765	450
Proventi e oneri finanziari netti	**(15.189)**	**(9.907)**

Gli oneri finanziari sulle obbligazioni emesse dalla Capogruppo Davide Campari-Milano S.p.A. e sul *private placement* emesso dalla controllata Redfire, Inc. e gli oneri e proventi finanziari maturati sui contratti derivati a essi collegati si dettagliano come segue:

	Esercizio 2006 Capogruppo € / 000	 Redfire, Inc. € / 000	 Totale € / 000	Esercizio 2005 Totale € / 000
Oneri finanziari verso obbligazionisti	(10.600)	(8.264)	(18.864)	(19.875)
Oneri finanziari su *swap*	(9.263)	(50)	(9.313)	(7.186)
Proventi finanziari su *swap*	10.601	627	11.227	14.457
	(9.262)	**(7.687)**	**(16.949)**	**(12.604)**

Per ulteriori informazioni in merito, si rinvia a quanto esposto in commento alla nota 29 – *Strumenti finanziari*.

Costi del personale

La voce risulta così composta:

	2006 € / 000	2005 € / 000
Salari e stipendi	(68.821)	(60.063)
Oneri sociali	(15.498)	(14.836)
Costi per benefici successivi al rapporto di lavoro	(3.246)	(1.726)
Costo per pagamenti basati su azioni	(2.093)	(1.009)
	(89.658)	**(77.635)**

Costi di ricerca e sviluppo

L'attività di ricerca e sviluppo del Gruppo riguarda esclusivamente l'ordinaria attività produttiva e commerciale; in particolare, si concentra sull'ordinario controllo di qualità dei prodotti e su studi di *packaging* nei diversi mercati.

I relativi costi sono interamente spesati a conto economico nell'esercizio in cui vengono sostenuti.

11. Imposte

Il dettaglio delle imposte correnti e differite iscritte a conto economico è il seguente:

	2006 € / 000	2005 € / 000
Imposte sul reddito correnti		
– imposte dell'esercizio	(42.344)	(31.619)
– imposte relative a esercizi precedenti	83	(246)
Imposte sul reddito differite		
– emersione e annullamento di differenze temporanee	(12.954)	(19.315)
Imposte sul reddito riportate a conto economico	**(55.215)**	**(51.180)**

La tabella che segue mostra il dettaglio delle imposte correnti e differite iscritte direttamente a patrimonio netto:

	2006 € / 000	2005 € / 000
Imposte correnti relative a utili (perdite) imputati direttamente a patrimonio netto	(270)	–
Imposte differite relative a utili (perdite) imputati direttamente a patrimonio netto	(517)	–
Imposte differite su utili (perdite) da *cash flow hedging*	(1.112)	14
	(1.899)	**14**

Di seguito è esposta la riconciliazione dell'onere fiscale teorico con quello effettivo del Gruppo. Si precisa che, ai fini di una migliore comprensione della riconciliazione, non si è tenuto conto dell'IRAP, in quanto, essendo un'imposta calcolata su una base imponibile diversa dall'utile prima delle imposte, avrebbe generato effetti distorsivi.

Pertanto, le imposte teoriche sono state determinate applicando solo l'aliquota fiscale vigente in Italia per IRES (ovvero 33% sia per l'esercizio 2006, sia per l'esercizio 2005), al risultato ante imposte.

	2006 € / 000	Aliquota %	2005 € / 000	Aliquota %
Risultato del Gruppo prima delle imposte	172.273		169.193	
Aliquota fiscale teorica	33%		33%	
Imposte sul reddito teoriche	**(56.850)**	**33,0%**	**(55.834)**	**33,0%**
Effetto fiscale derivante dal aliquote fiscali estere diverse dall'aliquota fiscale teorica italiana	10.024	(5,8%)	5.446	(3,2%)
Differenze permanenti	(2.595)	1,5%	3.698	(2,2%)
Altre differenze su scritture di consolidamento	244	(0,1%)	639	(0,4%)
IRAP	(6.038)	3,5%	(5.129)	3,0%
Imposte sul reddito iscritte in bilancio (correnti e differite)	**(55.215)**	**32,1%**	**(51.180)**	**30,2%**

Il dettaglio delle imposte anticipate e differite iscritte a conto economico e nello stato patrimoniale, divise per natura, è il seguente:

	Stato patrimoniale		Conto economico	
	31 dicembre 2006	31 dicembre 2005	2006	2005
	€ / 000	€ / 000	€ / 000	€ / 000
Imposte anticipate				
Spese a deducibilità differita	1.802	949	635	(253)
Fondi tassati	9.141	5.733	4.645	(2.944)
Perdite pregresse	6.018	6.502	(258)	913
Valutazioni a *fair value*	–	1.553	(1.194)	26
Altre	1.534	1.806	(354)	(354)
	18.495	**16.543**	**3.474**	**(2.612)**
Imposte differite				
Ammortamenti anticipati	(7.297)	(6.752)	(605)	(1.845)
Plusvalenze soggette a tassazione differita	(3.703)	(407)	(3.308)	(9)
Goodwill e marchi deducibili localmente	(35.865)	(27.870)	(11.778)	(12.854)
Riserve soggette a tassazione in caso di distribuzione	(8.331)	(8.331)	-	-
Adeguamento ai principi contabili di gruppo	5.116	3.437	1.679	(1.209)
Leasing	(2.261)	(1.440)	(821)	(786)
Altri	(3.725)	(1.942)	(1.595)	-
	(56.066)	**(43.304)**	**(16.428)**	**(16.702)**

Le imposte anticipate per perdite fiscali sono interamente riconducibili a Campari do Brasil Ltda.

La legislazione locale non prevede un limite temporale per il loro utilizzo, ma solo un limite quantitativo per singolo esercizio, basato sul reddito imponibile dichiarato.

12. Utile base e diluito per azione

L'utile per azione base è determinato come rapporto tra il risultato dell'esercizio di pertinenza del Gruppo e il numero medio ponderato di azioni ordinarie in circolazione nell'esercizio; sono, pertanto, escluse dal denominatore le azioni proprie detenute dal Gruppo.

L'utile per azione diluito è determinato tenendo conto, nel calcolo del numero di azioni in circolazione, del potenziale effetto diluitivo derivante dalle opzioni assegnate ai beneficiari dei piani di *stock option*.

Il calcolo dell'utile base per azione è il seguente:

Utile base	31 dicembre 2006			31 dicembre 2005		
	Utile	Azioni	Utile per azione	Utile	Azioni	Utile per azione
	€ / 000	numero	€	€ / 000	numero	€
Utile netto attribuibile agli azionisti ordinari	117.059			118.013		
Media ponderata delle azioni ordinarie in circolazione		284.400.932			281.194.137	
Utile base per azione			0,41			0,42

Il calcolo dell'utile diluito per azione è il seguente:

Utile diluito	31 dicembre 2006			31 dicembre 2005		
	Utile	Azioni	Utile per azione	Utile	Azioni	Utile per azione
	€ / 000	numero	€	€ / 000	numero	€
Utile netto attribuibile agli azionisti ordinari	117.059			118.013		
Media ponderata delle azioni ordinarie in circolazione al netto della diluizione		284.817.474			284.710.990	
Utile diluito per azione			**0,41**			**0,41**

13. Immobilizzazioni materiali nette

I movimenti intervenuti nella voce in commento sono riportati nella tabella che segue:

	Terreni e fabbricati	Impianti e macchinari	Altri	Totale
	€ / 000	€ / 000	€ / 000	€ / 000
Valore di carico iniziale	129.772	182.753	58.695	371.220
Fondo ammortamento iniziale	(48.016)	(119.202)	(51.523)	(218.741)
Saldo al 31 dicembre 2005	**81.756**	**63.551**	**7.172**	**152.479**
Investimenti	1.921	6.192	6.518	14.631
Variazione area consolidamento	3.014	1.508	216	4.737
Disinvestimenti	(1.299)	(69)	(7)	(1.375)
Ammortamenti	(4.024)	(10.151)	(2.615)	(16.790)
Riclassificazioni	(665)	1.281	(3.962)	(3.346)
Riclassificazione a immobilizzazioni in corso a fine esercizio	580	2.274	(2.912)	(58)
Svalutazioni e eliminazioni	(2.278)	(1.011)	(17)	(3.306)
Differenze cambio e altri movimenti	387	(4.087)	3.012	(688)
Saldo al 31 dicembre 2006	**79.392**	**59.488**	**7.405**	**146.284**
Valore di carico finale	127.623	195.343	28.503	351.468
Fondo ammortamento finale	(48.231)	(135.855)	(21.098)	(205.184)

Gli investimenti relativi a Terreni e fabbricati, pari a € 1.921 migliaia, sono principalmente riconducibili, quanto a € 643 migliaia, alla Capogruppo e includono i costi per l'attività di predisposizione ambientale del terreno di Sesto San Giovanni, sul quale sarà edificata la nuova sede del Gruppo, nonché costi per migliorie dei fabbricati industriali di Novi Ligure e Crodo e, quanto a € 821 migliaia, a Koutsikos Distilleries S.A. per opere realizzate nello stabilimento di Volos per la produzione di Ouzo 12.

I *disinvestimenti* dell'esercizio, pari a € 1.375 migliaia, sono principalmente riconducibili alla cessione della parte di area di Sesto San Giovanni non destinata all'edificazione della nuova sede; per ulteriori informazioni in merito all'articolato programma integrato di intervento che ha per oggetto la trasformazione urbanistica dell'area di Sesto San Giovanni si rinvia a quanto esposto nella Relazione sulla gestione, al Paragrafo – *Investimenti*.

Tale cessione ha comportato il realizzo di una plusvalenza pari a € 12.176 migliaia, inclusa, per la natura straordinaria che la caratterizza, alla voce "Altri (oneri) e proventi non ricorrenti".

Le *svalutazioni e eliminazioni* dell'esercizio, pari a € 3.306 migliaia, sono principalmente riconducibili:

- alle opere di demolizione e smantellamento di una parte dei fabbricati di Sesto San Giovanni, completate nel corso del 2006, che hanno comportato oneri complessivi, pari a € 2.638 migliaia, anch'essi inclusa alla voce Altri (oneri) e proventi non ricorrenti;
- alla svalutazione, pari a € 927 migliaia, del fabbricato di Termoli relativamente al quale sono in corso avanzate trattative di vendita, al fine di adeguarne il valore di carico al presumibile valore di realizzo;
- alla svalutazione di un fabbricato sito nelle adiacenze dello stabilimento di Crodo, di cui è prevista la demolizione.

Gli investimenti in Impianti e macchinari dell'esercizio, pari a € 6.192 migliaia, includono principalmente:

- gli investimenti effettuati dalla Capogruppo, pari a complessivi € 3.730 migliaia, nelle unità produttive di Canale, Crodo, Sulmona e Novi Ligure, e relativi, in quest'ultimo caso alle cantine, alla linea liquori e CampariSoda, alla linea vini, alla linea multifunzione, al reparto fabbricazione sfusi e sciroppi e a reparti di servizi generali;
- gli investimenti effettuati da Sella & Mosca S.p.A., pari a complessivi € 757 migliaia, per l'acquisto di macchine agricole e impianti diversi.

Gli investimenti in Altre immobilizzazioni materiali, pari a € 6.518 migliaia, sono principalmente riconducibili alla Capogruppo e includono:

- le immobilizzazioni in corso al 31 dicembre 2006 relative alle opere di edificazione della nuova sede di Sesto San Giovanni, per € 1.518 migliaia, investimenti relativi all'unità produttiva di Novi Ligure, per € 1.569 migliaia, e di Crodo per € 893 migliaia;
- investimenti in attrezzature e apparecchiature di reparto e laboratorio, per € 491 migliaia.

La variazione dell'area di consolidamento, pari a € 4.737 migliaia, è riconducibile all'acquisizione di Glen Grant, che includeva i terreni, fabbricati e macchinari della distilleria.

Le riclassificazioni del periodo, pari a € 3.346 migliaia, sono relative all'inclusione nella voce Attività non correnti destinate alla vendita del fabbricato industriale di Termoli, a seguito della cessazione dello svolgimento nel sito dell'attività produttiva e dell'avvio di una trattativa di vendita.

Infine, si segnala che, per maggior chiarezza, le immobilizzazioni in corso sono state incluse nelle relative categorie di appartenenza, rispecchiando la natura dell'investimento.

La tabella che segue mostra la composizione delle immobilizzazioni materiali per titolo di possesso:

	Immobilizzazioni di proprietà € / 000	Immobilizzazioni in *leasing* finanziario € / 000	Totale € / 000
Terreni e fabbricati	55.077	24.314	79.391
Impianti e macchinari	58.770	719	59.489
Altri beni	7.323	81	7.404
	121.170	**25.114**	**146.284**

14. Attività biologiche

La voce include attività biologiche composte da viti fruttifere e mature, che sostengono la raccolta di uva per la produzione del vino.

Le viti sono situate in vigneti di circa 500 ettari in Sardegna, a nord di Alghero, di proprietà di Sella & Mosca S.p.A., in vigneti nel territorio di San Gimignano di 90 ettari di proprietà di Teruzzi & Puthod S.r.l. e in 73 ettari di vigneti in Francia, a Saint Gilles, di proprietà di Société Civile du Domaine de La Margue.

I movimenti intervenuti nella voce in commento sono riportati nella tabella che segue:

	€ / 000
Valore di carico iniziale	16.906
Fondo ammortamento iniziale	(3.409)
Saldo al 31 dicembre 2005	**13.497**
Investimenti	2.126
Disinvestimenti	(3)
Ammortamenti	(618)
Riclassificazioni	6
Saldo al 31 dicembre 2006	**15.008**
Valore di carico finale	19.271
Fondo ammortamento finale	(4.263)

Gli investimenti dell'esercizio, pari a € 2.126 migliaia, sono interamente riferibili a nuovi impianti di vigneto.

Per quanto concerne Sella & Mosca S.p.A., in relazione all'applicazione dello IAS 41, relativo al trattamento contabile di attività biologiche (viti) e prodotti biologici (uva), in considerazione delle peculiarità del territorio in cui opera la stessa, di seguito descritte, si è ritenuto di mantenere il criterio di iscrizione al costo, al netto degli ammortamenti cumulati, in quanto la valutazione al *fair value* (valore equo) richiederebbe la sussistenza dei seguenti presupposti, non presenti nel contesto in cui opera la società:

- l'esistenza di un mercato attivo di prodotti e attività biologiche, che in Sardegna non è tale da essere in grado di assorbire uva e viti nella quantità in oggetto, a causa della mancanza di compratori disponibili e dell'impossibilità di definire possibili prezzi di mercato ove i prodotti o le attività biologiche venissero poste interamente in vendita;
- l'adozione del metodo di valutazione alternativo dei flussi finanziari, non applicabile per l'impossibilità di definire un prezzo attendibile per i prodotti biologici in oggetto, nelle quantità in oggetto, nonché per l'impossibilità di definire o misurare i prevedibili flussi finanziari.

Il tasso di ammortamento utilizzato da Sella & Mosca S.p.A. è del 5%.

Le attività biologiche non fruttifere al 31 dicembre 2006 ammontano a € 7.352 migliaia (€ 6.907 migliaia al 31 dicembre 2005). La produzione agricola realizzata nel corso dell'esercizio ammonta a circa 56.000 quintali; non vi sono rimanenze di tale produzione a fine esercizio in quanto è stata tutta trasformata.

15. Investimenti immobiliari

Gli investimenti immobiliari includono un terreno, sito nei pressi di Roma, che ne rappresenta il valore maggiore.

Includono, inoltre, per l'ammontare residuo, undici appartamenti e un negozio siti in provincia di Milano, Bergamo e Verbania, nonché due fabbricati rurali, siti nella provincia di Cuneo.

A eccezione di un appartamento locato, tutte le unità immobiliari sono libere.

I movimenti intervenuti nella voce in commento sono riportati nella tabella che segue:

	€ / 000
Valore di carico iniziale	4.586
Fondo ammortamento iniziale	–
Saldo al 31 dicembre 2005	**4.586**
Disinvestimenti	(68)
Riclassificazione a Attività disponibili per la vendita	(500)
Ammortamenti	(1)
Saldo al 31 dicembre 2006	**4.017**
Valore di carico finale	4.017
Fondo ammortamento finale	–

I decrementi dell'esercizio, pari a € 500 migliaia, sono riconducibili alla riclassificazione alla voce Attività non correnti destinate alla vendita dell'immobile di proprietà di Teruzzi & Puthod S.r.l., sito in San Gimignano, relativamente al quale sono in corso trattative di vendita.

Il valore di iscrizione degli investimenti immobiliari approssima il loro *fair value.*

16. Avviamento e marchi

I movimenti intervenuti nel corso dell'esercizio sono riportati nella tabella che segue:

	Avviamento € / 000	Marchi € / 000	Totale € / 000
Valore di carico iniziale	728.219	22.391	750.610
Impairment iniziale	–	–	–
Saldo al 31 dicembre 2005	**728.219**	**22.391**	**750.610**
Variazione area di consolidamento	6.360	103.067	109.427
Differenze cambio e altri movimenti	(43.646)	–	(43.646)
Saldo al 31 dicembre 2006	**690.933**	**125.458**	**816.391**
Valore di carico finale	690.933	125.458	816.391
Impairment finale	–	–	–

Le attività immateriali a vita indefinita sono rappresentate da avviamento e marchi, entrambi derivanti dall'acquisto di imprese.

Da tali attività il Gruppo si attende di ottenere un contributo positivo in termini di *cash flow* per un periodo di tempo indefinito.

L'avviamento e i marchi non sono ammortizzati ma sottoposti a verifica per perdite di valore (*impairment test).*

Le modalità di tale valutazione sono esposte al successivo Paragrafo 18 – *Impairment.*

Nel mese di novembre 2006 il Gruppo ha esercitato, anticipatamente rispetto al termine previsto, la *call option* stabilita contrattualmente, che ha consentito di acquisire l'ulteriore partecipazione del 11% in Skyy Spirits, LLC.

La partecipazione del Gruppo nella società è divenuta, in tal modo, totalitaria.

Il costo dell'acquisizione è stato pari a US$ 62 milioni (€ 49 milioni, al cambio della data dell'operazione), di cui € 46.280 migliaia riconosciuti a titolo di avviamento.

Si precisa che nel bilancio al 31 dicembre 2005 risultava iscritta la *put / call option* per l'acquisto della suddetta partecipazione del 11% in Skyy Spirits, LLC., con rilevazione di un *goodwill* pari a € 43.203 migliaia e di un corrispondente debito finanziario pari a € 45.546 migliaia.

Pertanto, la variazione della voce avviamento intervenuta nel corso dell'esercizio è riconducibile alla differenza fra il valore stimato dell'avviamento derivante dalla rilevazione della *puttable liability* al 31 dicembre 2005 e il corrispettivo effettivamente pagato al momento dell'esercizio dell'opzione.

Le differenze cambio, pari a € 43.646 migliaia, sono riconducibili all'adeguamento ai cambi di fine esercizio dell'avviamento di Skyy Spirits, LLC e di Campari do Brasil Ltda.

La variazione dell'area di consolidamento relativa ai *marchi*, pari a € 103.067 migliaia, è riconducibile al valore dei marchi Glen Grant, Old Smuggler e Braemar, acquisiti nel corso dell'esercizio 2006.

Per ulteriori informazioni, si rinvia a quanto esposto al Paragrafo 7 – *Aggregazioni aziendali* delle presenti Note al bilancio.

17. Impairment

Il Gruppo verifica la ricuperabilità dell'avviamento e dei marchi iscritti in bilancio (*impairment test*) annualmente o più frequentemente se vi sono indicatori di perdita di valore.

Ai fini della valutazione del test di *impairment*, i valori dell'avviamento e dei marchi sono stati allocati alle rispettive unità (o gruppi di unità) generatrici di flussi finanziari (*cash generating unit*) alla data di riferimento del bilancio.

In particolare si è ricorso ai flussi di cassa generati dai singoli prodotti, o gruppi di prodotti, intesi come marchi del Gruppo.

L'allocazione dei valori di avviamento e marchi alle singole unità è esposta nella seguente tabella:

	31 dicembre 2006		31 dicembre 2005	
	Avviamento	Marchi	Avviamento	Marchi
	€ / 000	€ / 000	€ / 000	€ / 000
Prodotti ex Bols	4.612	1.992	4.612	1.992
Ouzo 12	9.976	7.429	9.976	7.429
Cinzano	51.457	772	51.457	772
Acquisizione brasiliana	64.298	–	65.941	–
Skyy Spirits, LLC	365.477	–	401.120	–
Zedda Piras S.p.A. e Sella&Mosca S.p.A.	57.254	21	57.254	21
Barbero 1891 S.p.A.	137.859	–	137.859	–
Riccadonna	–	11.300	–	11.300
Glen Grant, Old Smuggler e Braemar	–	103.067	–	–
Altro	–	877	–	877
	690.933	**125.458**	**728.219**	**22.391**

Le principali ipotesi utilizzate nella determinazione del valore in uso delle *cash generating unit*, ovvero dal valore attuale dei flussi finanziari futuri stimati che si suppone deriveranno da un uso continuativo delle attività, sono relative al tasso di sconto e al tasso di crescita.

In particolare, il Gruppo ha utilizzato tassi di sconto che si ritiene riflettano correttamente le valutazioni del mercato, alla data di riferimento della stima, del valore attuale del denaro e i rischi specifici connessi alle singole unità generatrici di cassa.

Le previsioni dei flussi di cassa operativi derivano dai più recenti *budget* e piani predisposti dal Gruppo per i prossimi tre anni, estrapolati su base decennale sulla base di tassi di crescita di medio / lungo termine, a seconda delle diverse caratteristiche delle attività e comunque non superiori al tasso medio di crescita a lungo termine del mercato in cui opera il Gruppo.

L'utilizzo di un periodo di dieci anni è giustificato dal ciclo di vita dei prodotti rispetto al mercato di riferimento.

Le previsioni dei flussi di cassa si riferiscono a condizioni correnti di esercizio dell'attività, quindi non includono flussi finanziari connessi a eventuali interventi di natura straordinaria.

La composizione delle stime dei flussi finanziari futuri è stata determinata in base a criteri di prudenzialità che considerano costanti in termini di volume le vendite successive all'orizzonte analitico di previsione.

Inoltre, le previsioni si basano su criteri di ragionevolezza e coerenza relativamente all'imputazione delle spese generali future, alla tendenza degli investimenti attesi di capitale, alle condizioni di equilibrio finanziario, nonché alle ipotesi macro-economiche, con particolare riferimento agli incrementi di prezzo dei prodotti, che tengono conto dei tassi di inflazione attesi.

Tutti gli *impairment* test hanno portato a valutazioni che non hanno determinato, nell'esercizio e in quello precedente, perdite permanenti di valore.

18. Attività immateriali a vita definita

I movimenti intervenuti nella voce in commento sono riportati nella tabella che segue:

	Software € / 000	Altre € / 000	Totale € / 000
Valore di carico iniziale	7.790	13.954	21.744
Impairment iniziale	–	–	–
Fondo ammortamento iniziale	(5.352)	(12.582)	(17.934)
Saldo al 31 dicembre 2005	**2.438**	**1.372**	**3.810**
Investimenti	1.019	1.105	2.124
Decrementi	–	(8)	(8)
Ammortamenti del periodo	(1.288)	(528)	(1.816)
Riclassificazioni da immobilizzazioni in corso	68	(10)	58
Differenze cambio e altri movimenti	104	(156)	(52)
Saldo al 31 dicembre 2006	**2.341**	**1.775**	**4.116**
Valore di carico finale	7.422	13.097	20.519
Impairment finale	–	–	–
Fondo ammortamento finale	(5.081)	(11.322)	(16.403)

Le attività immateriali a vita definita sono ammortizzate in quote costanti in relazione alla loro vita utile residua.

Gli investimenti dell'esercizio, pari a € 2.124 migliaia, sono principalmente riconducibili alla Capogruppo per l'acquisizione di licenze *software* e per l'attività di sviluppo dell'evoluzione del sistema SAP R/3, che include *software* per la gestione del personale, per il processo di consolidamento e per la tracciabilità dei prodotti.

19. Altre attività non correnti

La voce risulta così composta:

	31 dicembre 2006 € / 000	31 dicembre 2005 € / 000
Attività finanziarie per *interest rate swap*	2.882	5.274
Partecipazioni in altre imprese	206	237
Depositi a garanzia	1.219	1.104
Crediti verso fondi per benefici dipendenti	205	93
Altri crediti (oltre 12 mesi)	3.207	3.296
	7.719	**10.004**

Gli strumenti finanziari derivati sono iscritti in bilancio al *fair value*, ovvero alla quotazione di mercato del periodo di riferimento; per effetto di tale valutazione, l'*interest rate swap* in essere per la copertura del rischio di interesse relativo al *private placement* di Redfire, Inc., ha portato all'iscrizione di un'attività finanziaria di € 2.882 migliaia, di cui una minima parte risulta iscritta tra le attività finanziarie correnti.

Per ulteriori informazioni in merito, si rinvia a quanto esposto alla nota 27 – *Passività finanziarie*.

I *crediti verso fondi per benefici ai dipendenti* rappresentano l'eccedenza delle attività a servizio del piano rispetto al valore attuale dell'obbligazione alla fine dell'esercizio.

Per ulteriori informazioni in merito si rinvia a quanto esposto alla nota 30 – *Trattamento di fine rapporto e altri fondi pensione*.

Gli *altri crediti* includono il credito, pari a € 2.966 migliaia nei confronti di Core One S.r.l., a cui è stato ceduto nel corso del 2003 l'immobile, sito in Via Filippo Turati, Milano, sede della Capogruppo e di alcune controllate italiane.

Il credito, avente scadenza 30 luglio 2008, è fruttifero di interessi contrattuali allineati alle condizioni di mercato.

20. Rimanenze

La voce risulta così composta:

	31 dicembre 2006 € / 000	31 dicembre 2005 € / 000
Materie prime, sussidiarie e di consumo	24.006	25.969
Prodotti in corso di lavorazione e semilavorati	66.129	47.418
Prodotti finiti e merci	79.737	61.895
	169.872	**135.283**

L'incremento registrato nella voce è principalmente riconducibile alla variazione dell'area di consolidamento.

Le rimanenze sono esposte al netto del fondo svalutazione relativo, i cui movimenti sono evidenziati nella tabella che segue:

	€ / 000
Saldo al 31 dicembre 2005	**3.692**
Accantonamenti	1.828
Utilizzi	(447)
Variazione area di consolidamento	-
Differenze cambio e altri movimenti	(897)
Saldo al 31 dicembre 2006	**4.176**

21. Crediti commerciali e altri crediti

La voce risulta così composta:

	31 dicembre 2006 € / 000	31 dicembre 2005 € / 000
Crediti commerciali		
Crediti commerciali verso clienti terzi	223.014	218.897
Crediti commerciali verso società collegate	6.903	6.319
Crediti per contributi attivi su costi promozionali	27.203	12.201
	257.120	**237.416**
Altri crediti		
Anticipi e altri crediti verso fornitori	17.302	3.163
Crediti verso Erario	9.609	12.160
Crediti verso agenti e clienti diversi	2.312	2.628
Risconti attivi	5.813	1.440
Crediti finanziari a breve verso società collegate e *joint venture*	2.499	2.446
Altri	3.730	2.407
	41.265	**24.244**

Tutti i crediti sopra esposti sono esigibili entro dodici mesi.

Si ritiene che il valore contabile dei crediti approssimi il loro *fair value*.

I Crediti commerciali, pari a € 237.416 migliaia al 31 dicembre 2005 e a € 257.120 migliaia al 31 dicembre 2006, evidenziano un incremento pari a € 19.704 migliaia, correlato all'aumento dei ricavi e sono esposti al netto dei premi di fine anno e dei debiti per costi promozionali: tale rappresentazione è coerente con l'esposizione a conto economico dei ricavi.

Inoltre, la voce è esposta al netto del relativo fondo svalutazione, che riflette l'effettivo rischio di inesigibilità.

Al 31 dicembre 2006 gli Anticipi e altri crediti verso fornitori includono l'anticipo, pari a € 13.000 migliaia, corrisposto dalla Capogruppo a fronte del contratto di appalto stipulato alla fine dell'anno per la progettazione e realizzazione della nuova sede di Sesto San Giovanni, nonché l'ammontare, pari a € 1.219 migliaia, corrisposto a titolo di monetizzazione degli *standard* urbanistici relativi all'area di Sesto San Giovanni.

La tabella che segue mostra i movimenti intervenuti nel periodo nel fondo svalutazione crediti commerciali:

	€ / 000
Saldo al 31 dicembre 2005	**4.389**
Accantonamenti	1.763
Utilizzi	(491)
Differenze cambio e altri movimenti	(177)
Saldo al 31 dicembre 2006	**5.484**

22. Crediti finanziari, quota a breve

La voce risulta così composta:

	31 dicembre 2006 € / 000	31 dicembre 2005 € / 000
Rateo netto interessi attivi/passivi *swap* su prestiti obbligazionari	(84)	3.139
Valutazione a *fair value* strumenti di copertura su *private placement*	6	6
Valutazione a *fair value* di contratti *forward*	1.093	–
Altre attività e passività finanziarie	10	5
	1.025	**3.150**

I ratei sono riconducibili agli interessi attivi maturati sugli strumenti finanziari di copertura dei prestiti obbligazionari e del *private placement*.

Inoltre, la voce include il *fair value* delle operazioni di acquisto e vendita a termine di valuta, poste in essere da Campari International S.A.M., a fronte delle previsioni di acquisto e vendita di merci in valuta diversa dall'euro.

La parte del valore relativa alla copertura dei flussi finanziari non ancora realizzati è stata imputata direttamente a patrimonio netto, al netto del relativo effetto fiscale.

Per ulteriori informazioni, si rinvia a quanto esposto in commento della nota 27 – *Passività finanziarie*.

23. Cassa, banche e titoli

La voce risulta così composta:

	31 dicembre 2006 € / 000	31 dicembre 2005 € / 000
Conti correnti bancari e cassa	103.385	31.362
Depositi a termine	135.590	186.137
Titoli a pronto smobilizzo	–	27.561
Disponibilità liquide e mezzi equivalenti	**238.975**	**245.061**
Altri titoli	1.325	2.474
Totale cassa, banche e titoli	**240.300**	**247.535**

Il valore di iscrizione della voce è allineato al *fair value* alla data di bilancio.

Le *disponibilità liquide e mezzi equivalenti* sono costituite da conti correnti bancari e altri depositi bancari esigibili a vista, intrattenuti con primari istituti di credito, remunerati a tassi variabili parametrati al tasso *Libor* per la valuta e il periodo di riferimento.

Includono, inoltre, titoli a pronto smobilizzo, rappresentati da investimenti finanziari a breve termine a alta liquidità, prontamente convertibili in valori di cassa noti, in quanto soggetti a un irrilevante rischio di variazione di valore.

Gli *altri titoli* includono prevalentemente titoli a breve termine o negoziabili che rappresentano un investimento temporaneo di liquidità, ma non soddisfano tutti i requisiti per essere classificati tra le disponibilità liquide e mezzi equivalenti.

In particolare la voce comprende SICAV e altri titoli, tutti scadenti entro 12 mesi.

24. Attività non correnti destinate alla vendita

La voce include gli immobili non strumentali, per i quali la probabilità di vendita è elevata, o esiste un impegno irrevocabile di vendita con un soggetto terzo.

Tali attività, valutate al minore tra il valore netto contabile e il *fair value* al netto dei costi di vendita, sono pari a € 78 migliaia al 31 dicembre 2005 e a € 3.918 migliaia al 31 dicembre 2006.

L'incremento dell'esercizio 2006 è riconducibile all'inclusione nella voce:

- del sito produttivo di Termoli, nel quale, a seguito della riorganizzazione industriale iniziata nel 2003, non è più svolta alcuna attività produttiva e relativamente al quale sono in corso avanzate trattative di vendita. Il valore di iscrizione al 31 dicembre 2006, pari a € 3.340 migliaia, corrisponde al presumibile valore di realizzo dell'immobile, al netto dei relativi oneri di cessione. L'adeguamento a tale valore ha comportato una svalutazione pari a € 927 migliaia, inclusa alla voce Altri (oneri) e proventi non ricorrenti, stante il carattere di straordinarietà della stessa;
- dell'immobile di proprietà di Teruzzi & Puthod S.r.l., sito in San Gimignano, il cui valore di iscrizione a ammonta a € 500 migliaia.

25. Patrimonio netto

Le informazioni relative alla composizione e alla movimentazione intervenuta nelle voci di patrimonio netto nei periodi considerati sono esposte nel Prospetto delle variazioni di patrimonio netto, cui si rinvia.

Capitale

Al 31 dicembre 2006 il capitale sociale è suddiviso in 290.400.000 azioni ordinarie, del valore nominale unitario di € 0,10.

Azioni in circolazione e azioni proprie

La seguente tabella mostra la riconciliazione tra il numero delle azioni in circolazione al 31 dicembre 2004 e il numero delle azioni in circolazione al 31 dicembre 2006:

	Numero azioni			Valore nominale		
	31 dicembre 2006	31 dicembre 2005	31 dicembre 2004 (*)	31 dicembre 2006 €	31 dicembre 2005 €	31 dicembre 2004 (*) €
Azioni in circolazione all'inizio dell'esercizio	281.356.013	281.048.090	280.400.000	28.135.601	28.104.809	28.040.000
Acquisti a favore del piano di *stock option*	–	(193.800)	(1.231.330)	–	(19.380)	(123.133)
Vendite	7.693.440	501.723	1.879.420	769.344	50.172	187.942
Azioni in circolazione alla fine dell'esercizio	289.049.453	281.356.013	281.048.090	28.904.945	28.135.601	28.104.809
Totale azioni proprie possedute	**1.350.547**	**9.043.987**	**9.351.910**	**135.055**	**904.399**	**935.191**
% delle azioni proprie sul capitale sociale	0,5%	3,1%	3,2%			

(*) Numero rideterminato a seguito del frazionamento delle azioni deliberato dall'Assemblea straordinaria del 29 aprile 2005.

Nel corso dell'esercizio 2006 sono state vendute 5.693.440 azioni proprie, per un controvalore di carico di € 17.650 migliaia, in occasione dell'esercizio di *stock option*.

Inoltre, sono state vendute sul mercato 2.000.000 azioni proprie, per un controvalore di carico di € 6.217 migliaia, con realizzo di una plusvalenza di € 9.082 migliaia, imputata direttamente a patrimonio netto.

Si informa, inoltre, che nel mese di febbraio 2007 sono state vendute sul mercato ulteriori 1.350.000 azioni proprie.

Dividendi pagati e proposti

I dividendi deliberati e pagati nell'esercizio e in quello precedente e i dividendi sottoposti a approvazione da parte dell'assemblea che approva il bilancio chiuso al 31 dicembre 2005 sono i seguenti:

	Ammontare totale		Dividendo per azione	
	2006 € / 000	2005 € / 000	2006 (€)	2005 (€)
Deliberati e pagati durante l'anno su azioni ordinarie	28.136	28.105	0,100	0,100
Dividendi proposti su azioni ordinarie	29.040 (*)	28.136	0,100	0,100

(*) Calcolato sulla base delle azioni in circolazione alla data del Consiglio di amministrazione del 20 marzo 2007.

Altre riserve

La voce risulta così composta:

	Stock option	*Cash flow hedging*	Conversione dei bilanci in valuta	Totale
	€ / 000	€ / 000	€ / 000	€ / 000
Saldo al 31 dicembre 2005	**1.428**	**(193)**	**13.207**	**14.442**
Costo *stock option* dell'esercizio	2.092			2.092
Utili (perdite) rilevate a conto economico		207		207
Utili (perdite) rilevate a patrimonio netto		4.112		4.112
Effetto fiscale rilevato a conto economico		(14)		(14)
Effetto fiscale rilevato a patrimonio netto		(1.112)		(1.112)
Differenze di conversione			(24.047)	(24.047)
Saldo al 31 dicembre 2006	**3.520**	**3.000**	**(10.840)**	**(4.320)**

La *riserva per stock option* rileva l'accantonamento effettuato in contropartita del costo figurativo riconosciuto a conto economico per i diritti d'opzione assegnati, determinato con riferimento al *fair value* del diritto stesso, calcolato applicando il modello *Black-Scholes*.

Al 31 dicembre 2005 e al 31 dicembre 2006 la riserva ammonta, rispettivamente, a € 1.428 migliaia e € 3.520 migliaia.

Per informazioni in merito ai piani di *stock option* del Gruppo, si rinvia a quanto esposto alla nota 35 – *Piano di stock option.*

La *riserva per hedging* accoglie, al netto del relativo effetto fiscale, le movimentazioni relative all'adeguamento al *fair value* degli strumenti finanziari derivati contabilizzati con la metodologia del *cash flow hedging*.

Per ulteriori informazioni, si rinvia a quanto esposto alla nota 29 – *Strumenti finanziari.*

La *riserva di conversione* accoglie le differenze cambio relative alla conversione dei bilanci espressi in valuta diversa dall'euro delle società controllate.

26. Patrimonio netto di terzi

Il Patrimonio netto di pertinenza di terzi, pari a € 1.895 migliaia al 31 dicembre 2006 e € 2.215 migliaia al 31 dicembre 2005, si riferisce alle seguenti società consolidate con il metodo dell'integrazione globale:

	31 dicembre 2006 % terzi	31 dicembre 2005 % terzi
Quingdao Sella & Mosca Winery Co. Ltd	6,33%	6,33%
O-Dodeca B.V.	25,00%	25,00%
Longhi & Associati S.r.l.	-	30,00%
Skyy Spirits, LLC	-	0% (*)

(*) La percentuale è nulla a seguito della rilevazione della *put/call option* sulla partecipazione del 11% detenuta da terzi.

Le cedole, da pagarsi con cadenza semestrale, sono calcolate in base a un tasso fisso. Attraverso uno strumento di *cross currency swap* di copertura, la cui scadenza coincide con quella del prestito coperto, si è provveduto a sterilizzare il rischio relativo alle fluttuazioni dei cambi del Dollaro USA e, relativamente ai tassi di interesse, a modificare il profilo di tasso fisso denominato in Dollari USA, a tasso variabile su Euro.

Inoltre, nei primi mesi del 2006, il Gruppo ha riportato parte del debito a tasso fisso.

Tuttavia, al fine di beneficiare ancora per un periodo dei favorevoli tassi di interesse a breve, è stato negoziato un *interest rate swap forward starting*, per cui il pagamento del tasso fisso su parte del debito residuo avverrà a partire dal luglio 2008.

Per ulteriori informazioni in merito, si rinvia a quanto esposto alla nota 29 – *Strumenti finanziari*.

La variazione dell'ammontare del prestito obbligazionario intervenuta al 31 dicembre 2006 rispetto alla chiusura dell'esercizio precedente, è interamente riconducibile alla variazione del *fair value*.

La voce *Private placement* include il debito relativo al prestito di nominali US$ 170 milioni, collocato dalla controllata Redfire, Inc. sul mercato istituzionale statunitense nel corso del 2002.

L'operazione è stata strutturata in tre *tranche* di US$ 20 milioni, US$ 50 milioni e di US$ 100 milioni, con scadenze rispettivamente a 7 anni (vita media 5 anni), 10 anni (vita media 7,5 anni) e 10 anni *bullet*.

Le cedole, da pagarsi con cadenza semestrale, sono calcolate in base a un tasso fisso.

Attraverso uno strumento di *interest rate swap* di copertura, la cui scadenza coincide con quella del prestito coperto, si è provveduto modificare il profilo del tasso da fisso a variabile.

Per ulteriori informazioni in merito all'attività di copertura si rinvia a quanto esposto alla nota 29 – *Strumenti finanziari*.

La quota scadente entro dodici mesi del *private placement*, classificata tra gli altri debiti finanziari delle passività correnti, è pari a € 9.291 migliaia (US$ 12.333 migliaia).

Debiti verso banche

Al 31 dicembre 2005 la quota non corrente dei debiti verso le banche, pari a € 26.749 migliaia, includeva principalmente la linea di credito a medio-lungo termine, pari a US$ 30 milioni, scadente nel 2007, accesa da Redfire, Inc. ai fini dell'acquisizione del 30,1% di Skyy Spirits, LLC effettuata nel febbraio 2005; al 31 dicembre 2006 tale debito è stato riclassificato tra i debiti verso banche a breve termine.

Al 31 dicembre 2006 la quota non corrente dei debiti verso banche include, inoltre, il debito residuo di due finanziamenti bancari a medio-lungo termine di Société Civile du Domaine de La Margue e Koutsikos Distilleries S.A., pari, rispettivamente, a € 584 migliaia e a € 600 migliaia.

La quota corrente dei debiti verso le banche, pari a € 209.273 migliaia, è riconducibile, oltre alla quota scadente entro dodici mesi dei due finanziamenti sopra indicati, alle linee di credito a breve termine e altri finanziamenti utilizzati principalmente dalla Capogruppo e da Redfire, Inc. e Di.Ci.E. Holding B.V..

Puttable liability Skyy Spirits, LLC

La voce include la *puttable liability* relativa alla rilevazione nel bilancio al 31 dicembre 2005 della *put / call option* per l'acquisto del 11% in Skyy Spirits, LLC.

L'azzeramento della voce è conseguente all'esercizio, nel mese di novembre 2006, dell'opzione, con conseguente acquisto della partecipazione a un corrispettivo pari a US$ 62 milioni (€ 49 milioni, al cambio della data dell'operazione), interamente pagato al momento dell'acquisizione mediante utilizzo di disponibilità liquide.

Altri debiti finanziari

Gli altri debiti finanziari includono finanziamenti e mutui, ricevuti da Sella & Mosca S.p.A. e Zedda Piras S.p.A., assistiti da ipoteche su terreni e fabbricati e da privilegi su impianti e macchinari.

27. Passività finanziarie

La tabella che segue mostra il dettaglio delle passività finanziarie del Gruppo, con indicazione del relativo tasso di interesse effettivo e della scadenza:

	Tasso di interesse effettivo (*)	Scadenza	31 dicembre 2006 € / 000	31 dicembre 2005 € / 000
Passività non correnti				
Prestito obbligazionario e *private placement*				
Private placement	USD Libor a 6 mesi + 60/87 *basis point*	luglio 2012	116.974	143.150
Prestito obbligazionario	€ Libor a 6 mesi + 60 *basis point*	luglio 2015-2018	205.725	231.406
			322.699	**374.556**
Altre passività finanziarie non correnti				
Debiti verso banche	Libor a 1 mese + 20 *basis point*	2008-2009	1.184	26.749
Debiti per leasing immobiliare	€ Libor a 3 mesi + 60 *basis point*	febbraio 2012	15.998	19.037
Passività finanziaria per *cross currency swap* su prestito obbligazionario			50.738	28.438
Puttable liability Skyy Spirits, LLC			-	45.546
Altri debiti finanziari	Fisso 1,85%-4,60%	2008-2015	2.222	3.042
			70.142	**122.812**
Passività correnti				
Debiti verso banche (**)	Libor a 1 mese + 20 *basis point*	marzo 2007	209.273	112.839
Altri debiti finanziari				
Debiti per *leasing* immobiliare, quota a breve termine	€ Libor a 3 mesi + 60 *basis point*	2007	3.091	3.070
Prestiti obbligazionari, quota a breve termine	USD Libor a 6 mesi + 60/87 *basis point* - € Libor a 6 mesi + 60 *basis point*	luglio 2007	9.291	3.308
Rateo interessi su prestiti obbligazionari	USD Libor a 6 mesi + 60/87 *basis point* - € Libor a 6 mesi + 60 *basis point*	gennaio 2007	8.372	9.402
Altri debiti finanziari	Fisso 1,85%-4,60%	2007	849	912
Valutazione a *fair value* di contratti *forward*			-	501
			21.603	**17.193**

(*) Il tasso di interesse effettivo del *private placement* e del prestito obbligazionario tiene conto dei relativi contratti derivati di copertura.
(**) Al 31 dicembre 2006 la voce include debiti in valuta differente dall'euro pari a US$ 49.623 migliaia (€ 37.679 migliaia).

Prestito obbligazionario e private placement

La voce Prestito obbligazionario include il debito relativo al prestito obbligazionario di nominali US$ 300 milioni, collocato dalla Capogruppo sul mercato istituzionale statunitense nel corso del 2003.

L'operazione è stata strutturata in due *tranche* di US$ 100 milioni e di US$ 200 milioni, con scadenze rispettivamente a 12 e 15 anni, con rimborso in un'unica soluzione a scadenza (*bullet*).

Inoltre, la voce include un contratto di finanziamento di pertinenza della Capogruppo intrattenuto con il Ministero dell'Industria, il cui rimborso è previsto in 10 rate annuali a partire da febbraio 2006.

Valutazione a fair value di contratti forward

Al 31 dicembre 2005 la voce era riconducibile al *fair value* delle operazioni di acquisto e vendita a termine di valuta, poste in essere da Campari International S.A.M., a fronte delle previsioni di acquisto e vendita di merci in valuta diversa dall'euro.

La parte del valore relativa alla copertura dei flussi finanziari non ancora realizzati è stata imputata direttamente a patrimonio netto, al netto del relativo effetto fiscale.

28. Posizione finanziaria netta

Secondo quanto richiesto dalla Comunicazione Consob del 28 luglio 2006 e in conformità con la Raccomandazione del CESR del 10 febbraio 2005 – *Raccomandazioni per l'attuazione uniforme del regolamento della Commissione Europea sui prospetti informativi*, si informa che la posizione finanziaria netta del Gruppo al 31 dicembre 2006, comparata con quella relativa all'esercizio precedente, è la seguente:

	31 dicembre 2006 € / 000	31 dicembre 2005 € / 000
Cassa, banche e titoli	240.300	247.535
Debiti verso banche	(209.273)	(112.839)
Debiti per *leasing* immobiliare	(3.091)	(3.070)
Private placement e prestito obbligazionario	(17.740)	(9.565)
Altri debiti finanziari	254	(1.413)
Posizione finanziaria netta a breve termine	**10.450**	**120.648**
Debiti verso banche	(1.184)	(26.749)
Debiti per *leasing* immobiliare	(15.998)	(19.037)
Private placement e prestito obbligazionario	(370.555)	(397.720)
Altri debiti finanziari	(2.222)	(3.042)
Posizione finanziaria netta a medio - lungo termine	**(389.959)**	**(446.548)**
Posizione finanziaria netta relativa alle attività dell'esercizio	**(379.509)**	**(325.901)**
Puttable liability Skyy Spirits, LLC	–	(45.546)
Posizione finanziaria netta	**(379.509)**	**(371.446)**

Per tutte le informazioni riguardanti le voci che compongono la posizione finanziaria netta, si rinvia alle note 22, 23 e 27, nonché a quanto esposto in commento della relazione sulla gestione.

29. Strumenti finanziari

Fair value

Si espone di seguito un confronto per ogni classe di attività e passività finanziaria, tra il *fair value* della categoria e il corrispondente valore in bilancio.

	Valore di bilancio		Fair value	
	31 dicembre 2006	31 dicembre 2005	31 dicembre 2006	31 dicembre 2005
	€ / 000	€ / 000	€ / 000	€ / 000
Attività finanziarie				
Cassa e disponibilità presso banche	238.975	217.500	238.975	217.500
Titoli a breve negoziabili	1.325	30.035	1.325	30.035
Passività finanziarie				
Debiti verso banche	(210.457)	(139.588)	(210.457)	(139.588)
Debiti per *leasing* immobiliare	(19.089)	(22.107)	(19.089)	(22.107)
Prestito obbligazionario	(256.463)	(259.844)	(256.463)	(259.844)
Private placement	(123.377)	(141.178)	(123.377)	(141.178)
Rateo interessi su prestiti obbligazionari	(8.455)	(6.263)	(8.455)	(6.263)
Puttable liability Skyy Spirits, LLC	–	(45.546)	–	(45.546)
Altri finanziamenti	(3.071)	(3.954)	(3.071)	(3.954)
Altre attività e passività finanziarie	1.103	(501)	1.103	(501)
Totale	**(379.509)**	**(371.446)**	**(379.509)**	**(371.446)**

Il metodo usato nella determinazione del *fair value* è stato il seguente:

- per la valutazione del *fair value* degli strumenti di copertura si è ricorso all'utilizzo di dati forniti da una primaria agenzia di informazioni finanziarie;
- il *fair value* dei debiti sottostanti è stato ottenuto mediante l'attualizzazione di tutti i flussi finanziari residui, ai tassi in essere alla fine dell'esercizio;
- per quanto riguarda le altre attività e passività finanziarie, il *fair value* corrisponde al loro valore nominale trattandosi di poste immediatamente monetizzabili.

Rischio di tasso di interesse

Di seguito sono esposti, per scadenza, i valori di bilancio delle singole categorie di strumenti finanziari in base alla loro esposizione al rischio di variazione dei tassi.

31 dicembre 2006	Entro 1 anno	1-2 anni	2-3 anni	3-4 anni	4-5 anni	Oltre 5 anni	Totale
	€ / 000	€ / 000	€ / 000	€ / 000	€ / 000	€ / 000	€ / 000
TASSO VARIABILE							
Attività finanziarie							
Conti correnti bancari e depositi a termine	238.975	–	–	–	–	–	238.975
Titoli	1.325	–	–	–	–	–	1.325
Attività finanziarie per contratti *forward*	1.103	–	–	–	–	–	1.103
Passività finanziarie							
Debiti e finanziamenti verso banche	(205.704)	(3.561)	(116)	(721)	(67)	(288)	(210.457)
Prestito obbligazionario (*)	(4.711)	–	–	–	–	(256.463)	(261.174)
Private placement	(22.390)	(9.365)	(6.328)	(6.328)	(82.712)	–	(127.123)
Altre passività finanziarie							
Leasing immobiliare	(3.091)	(3.132)	(3.192)	(3.277)	(3.365)	(3.031)	(19.088)
Altri debiti finanziari	(494)						(494)
Flussi netti previsti	**5.013**	**(16.058)**	**(9.636)**	**(10.326)**	**(86.144)**	**(259.782)**	**(376.933)**
TASSO FISSO							
Altri debiti finanziari	**(354)**	**(334)**	**(344)**	**(325)**	**(331)**	**(888)**	**(2.576)**

(*) Nel corso del 2006 è stato negoziato un *interest rate swap forward starting* che determinerà su parte del debito residuo con decorrenza luglio 2008 il pagamento di un tasso fisso del 4,25% su metà della *tranche* con scadenza 2015 e del 4,36% su tre quarti della *tranche* in scadenza nel 2018.

31 dicembre 2005	Entro 1 anno € / 000	1-2 anni € / 000	2-3 anni € / 000	3-4 anni € / 000	4-5 anni € / 000	Oltre 5 anni € / 000	Totale € / 000
TASSO VARIABILE							
Attività finanziarie							
Conti correnti bancari e depositi a termine	217.500	–	–	–	–	–	217.500
Titoli	30.035	–	–	–	–	–	30.035
Passività finanziarie							
Debiti e finanziamenti verso banche	(112.839)	(25.555)	(117)	(706)	(66)	(305)	(139.589)
Prestito obbligazionario	(3.243)	–	–	–	–	(259.843)	(263.086)
Private placement	(6.322)	(10.081)	(10.531)	(10.531)	(7.116)	(99.621)	(144.202)
Leasing immobiliare	(3.070)	(3.051)	(3.132)	(3.193)	(3.277)	(6.386)	(22.107)
Passività finanziarie per contratti *forward*	(501)	–	–	–	–	–	(501)
Puttable liability Skyy Spirits, LLC	–	(45.546)	–	–	–	–	(45.546)
Flussi netti previsti	**121.560**	**(84.233)**	**(13.780)**	**(14.430)**	**(10.458)**	**(366.155)**	**(367.496)**
TASSO FISSO							
Altri debiti finanziari	**(912)**	**(802)**	**(335)**	**(345)**	**(325)**	**(1.232)**	**(3.950)**

Rischio di credito

L'unico caso di concentrazione significativa dei crediti commerciali si riferisce al mercato statunitense, dove il rischio di concentrazione è comune a tutti gli operatori del settore *beverage.*

Attività di copertura

Copertura dei flussi finanziari

Al 31 dicembre 2006 Campari International S.A.M. ha in essere contratti *forward* a copertura del proprio *budget* di vendite e acquisti 2007 in valuta diversa dall'Euro.

La seguente tabella riepiloga le condizioni dei contratti principali:

	Importo nominale	Scadenza	Tasso cambio medio
Contratti *forward* a copertura di flussi di vendita futuri			
Vendita			
US$	15.015	31/10/07	1,24
CHF	4.855	31/01/08	1,48
Contratti *forward* a copertura di flussi di acquisto futuri			
Acquisto			
US$	2.765	31/05/07	1,32

I contratti sono stati negoziati in modo tale da farne coincidere le scadenze con le previsioni dei flussi in entrata e in uscita derivanti dalle vendite e acquisti nelle singole valute.

La copertura ha soddisfatto i requisiti di efficacia e un utile non realizzato di € 873 migliaia migliaia è stato sospeso nelle riserve di patrimonio netto, al netto delle relative imposte differite.

Copertura del fair value

Oltre alle coperture di cui sopra, Campari International S.A.M. al 31 dicembre 2006 ha in essere contratti *forward* su crediti e debiti esistenti in bilancio a tale data.

Gli strumenti di copertura sul *private placement* e sul prestito obbligazionario, più volte citati, sono rappresentati, rispettivamente, da un *interest rate swap* di complessivi nozionali US$ 162 milioni e da un *cross currency swap* sui tassi e sui cambi di complessivi nozionali US$ 300 milioni, aventi le medesime scadenze dei debiti sottostanti.

Inoltre, con riferimento agli strumenti derivati accesi a fronte del prestito obbligazionario della Capogruppo, anticipando l'innalzamento dei tassi di interesse, il Gruppo nei primi mesi del 2006, ha riportato parte del debito, avente una vita residua maggiore, a tasso fisso.

Tuttavia, al fine di beneficiare ancora per un periodo dei vantaggiosi tassi di interesse a breve, è stata negoziato un *interest rate swap forward starting*, che determinerà con decorrenza luglio 2008 il pagamento di un tasso fisso del 4,25% su metà della *tranche* in scadenza nel 2015 e un tasso fisso del 4,36% su tre quarti della *tranche* in scadenza nel 2018.

In ossequio a quanto disposto dai principi contabili internazionali, fino a luglio 2008 la valutazione degli strumenti di copertura è effettuata integralmente seguendo il metodo del *fair value hedge*, mentre per il periodo intercorrente da luglio 2008 alla scadenza del debito, sulla parte di debito che sconterà un tasso fisso, viene applicato il metodo del *cash flow hedge*.

Gli strumenti di copertura dell'*interest rate swap* sul *private placement* e il *cross currency swap* sul prestito obbligazionario della Capogruppo sono valutati a *fair value* e le relative variazioni sono rilevate a conto economico; avendo stabilito l'efficacia delle operazioni di copertura, lo strumento coperto risulta valutato anch'esso a *fair value* con variazioni di segno opposto anch'esse rilevate a conto economico.

La variazione del *fair value* di detti strumenti rilevata a conto economico dell'esercizio 2006 è negativa per € 215 migliaia.

Inoltre, al 31 dicembre 2006 il *cross currency swap* e l'*interest rate swap forward starting* della Capogruppo hanno un *fair value* negativo di € 50.738 migliaia, esposto tra le passività finanziarie non correnti, mentre *l'interest rate swap* di Redfire, Inc. ha un *fair value* positivo pari a € 2.888 migliaia, esposto tra le attività finanziarie non correnti e correnti.

La copertura dei flussi di cassa relativa al prestito obbligazionario della Capogruppo ha soddisfatto i requisiti di efficacia e un utile non realizzato di € 3.174 migliaia è stato sospeso nelle riserve di patrimonio netto, al netto delle relative imposte differite, pari a € 1.047 migliaia.

30. Trattamento di fine rapporto e altri fondi pensione

Le società del Gruppo garantiscono benefici successivi al rapporto di lavoro per i propri dipendenti sia direttamente, sia contribuendo a fondi esterni.

La modalità secondo cui questi benefici sono garantiti varia a seconda delle condizioni legali, fiscali e economiche di ogni paese in cui il Gruppo opera.

Le società del Gruppo garantiscono benefici successivi al rapporto di lavoro attraverso piani a contribuzione definita e/o piani a benefici definiti.

In presenza di piani a contribuzione definita, le società del Gruppo versano i contributi a istituti assicurativi pubblici o privati sulla base di un obbligo di legge o contrattuale, oppure su base volontaria.

Con il pagamento di detti contributi le società adempiono a tutti i loro obblighi.

A fine esercizio gli eventuali debiti per contributi da versare sono inclusi nella voce Altre passività correnti; il costo di competenza dell'esercizio è rilevato per destinazione a conto economico.

I piani a benefici definiti possono essere non finanziati (*unfunded*) o possono essere interamente o parzialmente finanziati (*funded*) dai contributi versati dall'impresa, e talvolta dai suoi dipendenti, a una società o fondo, giuridicamente distinto dall'impresa che eroga i benefici ai dipendenti.

Per il Gruppo i piani a benefici definiti sono principalmente rappresentanti dal trattamento di fine rapporto ("TFR") spettante ai dipendenti delle società italiane.

Il debito riflette l'indennità riconosciuta in Italia ai dipendenti nel corso della vita lavorativa e liquidata al momento dell'uscita del dipendente. In presenza di specifiche condizioni, può essere parzialmente anticipata al dipendente nel corso della vita lavorativa.

Trattasi di piano a benefici definiti *unfunded* che, pertanto, non ha attività al proprio servizio.

Inoltre, le società del Gruppo di diritto tedesco e francese hanno alcuni piani della stessa tipologia verso dipendenti o *ex* dipendenti.

Tali piani beneficiano di attività al loro servizio.

La passività relativa ai piani a benefici definiti del Gruppo, determinata su base attuariale con il metodo della "proiezione unitaria del credito", è iscritta in bilancio, al netto del *fair value* delle eventuali attività a servizio del piano.

Nel caso in cui il *fair value* delle attività a servizio del piano ecceda il valore dell'obbligazione per benefici successivi al rapporto di lavoro e il Gruppo abbia il diritto al rimborso o il diritto a ridurre la sua futura contribuzione al piano, tale eccedenza è rilevata come un'attività secondo i criteri stabiliti dallo IAS 19.

La tabella che segue mostra l'ammontare del trattamento di fine rapporto negli ultimi quattro esercizi:

	TFR			
	31 dicembre 2006	31 dicembre 2005	31 dicembre 2004	31 dicembre 2003
	€ / 000	€ / 000	€ / 000	€ / 000
Obbligazioni a benefici definiti	12.631	12.534	13.534	12.958

La tabella che segue mostra l'ammontare degli altri piani a benefici definiti, finanziati da attività asservite al piano stesso negli ultimi quattro esercizi:

	Altri piani			
	31 dicembre 2006	31 dicembre 2005	31 dicembre 2004	31 dicembre 2003
	€ / 000	€ / 000	€ / 000	€ / 000
Obbligazioni a benefici definiti	2.405	1.754	1.690	1.061
Attività a servizio del piano (–)	(2.610)	(1.165)	(1.055)	(1.584)
Eccedenza (*deficit*) del piano	(205)	589	635	(523)

La tabella che segue mostra i componenti del costo netto dei piani a benefici definiti rilevato a conto economico negli esercizi 2006 e 2005:

	TFR 2006 € / 000	TFR 2005 € / 000	Altri piani 2006 € / 000	Altri piani 2005 € / 000
Costo per le prestazioni di lavoro corrente	2.275	1.727	–	–
Oneri finanziari sulle obbligazioni	447	468	(95)	143
(Utili)/perdite attuariali netti	(255)	(402)	105	55
	2.467	**1.793**	**10**	**198**

La tabella che segue mostra le variazioni intervenute nel valore attuale dell'obbligazione per benefici definiti nel corso degli esercizi 2006 e 2005:

	TFR 2006 € / 000	TFR 2005 € / 000	Altri piani 2006 € / 000	Altri piani 2005 € / 000
Valore attuale al 1° gennaio	12.534	13.534	1.754	1.690
Costo delle prestazioni di lavoro corrente	2.275	1.727	–	–
Benefici pagati	(2.510)	(2.793)	(124)	(134)
Oneri finanziari sulle obbligazioni	447	468	(95)	143
Utili (perdite) attuariali sulle obbligazioni	(255)	(402)	105	55
Altre variazioni	140		765	
Valore attuale al 31 dicembre	**12.631**	**12.534**	**2.405**	**1.754**
Attività a servizio dei piani portate a diretta diminuzione dell'obbligazione	–	–	(2.405)	(1.072)
Trattamento di fine rapporto e altri fondi pensione al 31 dicembre	**12.631**	**12.534**	–	**682**

La tabella che segue mostra le variazioni del *fair value* delle attività a servizio dei piani a benefici definiti intervenute nel corso degli esercizi 2006 e 2005:

	Altri piani 2006 € / 000	Altri piani 2005 € / 000
Valore attuale al 1° gennaio	1.165	1.055
Contributi dei partecipanti al piano	1.427	–
Benefici pagati	–	(100)
Utili (perdite) attuariali sulle obbligazioni	18	210
Valore attuale al 31 dicembre	**2.610**	**1.165**

Le obbligazioni derivanti dai piani sopra descritti sono calcolati sulla base delle seguenti ipotesi attuariali:

	TFR 31 dicembre 2006	TFR 31 dicembre 2005	TFR 31 dicembre 2004	Altri piani 31 dicembre 2006	Altri piani 31 dicembre 2005	Altri piani 31 dicembre 2004
Tasso di sconto	4,0%	4,0%	4,5%	3-6%	3-6%	3-6%
Futuri incrementi salariali	3,0%	3,0%	3,0%	1,5%	1,5%	1,5%
Futuri incrementi delle pensioni	1,3%	1,2%	1,6%			
Tasso di rendimento atteso delle attività a servizio del piano						
Tasso di rotazione del personale	5,0%	5,0%	5,0%			
Tasso di inflazione	1,5%	1,5%	2,0%			

I tassi relativi ai costi dell'assistenza sanitaria non entrano nelle ipotesi usate nel determinare le obbligazioni di cui sopra; pertanto eventuali variazioni degli stessi non produrrebbero alcun effetto.

31. Fondi rischi

La tabella che segue mostra i movimenti intervenuti nella voce nel periodo in esame:

	Fondo imposte € / 000	Fondo ristrutturazioni industriali € / 000	F.do indennità suppletiva di clientela € / 000	Altri € / 000	Totale € / 000
Saldo al 1° gennaio 2006	**644**	**2.171**	**2.140**	**5.160**	**10.115**
Accantonamenti	372	5.370	221	1.777	7.740
Utilizzi	–	(1.953)	(1.248)	(1.343)	(4.544)
Rilasci	(370)	–	–	(1.891)	(2.261)
Differenze cambio e altri movimenti	–	–	12	(70)	(58)
Effetti dell'attualizzazione	–	–	(62)	–	(62)
Saldo al 31 dicembre 2006	**646**	**5.588**	**1.063**	**3.633**	**10.930**
di cui esborso previsto:					
entro 12 mesi	379	5.588	–	1.782	7.749
oltre 12 mesi	267	–	1.063	1.851	3.181

Il Fondo ristrutturazioni industriali include l'accantonamento effettuato dalla Capogruppo nel corso del 2002 a fronte del programma di ristrutturazione dei siti industriali del Gruppo.

Al 31 dicembre 2006 tale fondo ammonta a € 218 migliaia, e è stato utilizzato nel corso dell'esercizio per € 1.953 migliaia.

L'accantonamento dell'esercizio, pari a € 5.370 migliaia, è principalmente riconducibile alla stima degli oneri diretti da sostenere a fronte del programma di interruzione dell'attività produttiva nello stabilimento di Sulmona.

Il Fondo indennità suppletiva clientela accoglie la stima della passività probabile da sostenere per l'erogazione dell'indennità spettante agli agenti successivamente alla fine del rapporto, tenendo conto di tutte le variabili in grado di incidere sul suo ammontare.

Tale importo è stato, inoltre, attualizzato sulla base di un adeguato tasso.

Al 31 dicembre 2006 gli Altri fondi includono la stima della passività per cause legali diverse e per la riorganizzazione e ridefinizione della struttura.

Infine, si segnala che nel corso dell'ultimo trimestre 2006 l'amministrazione finanziaria locale ha emesso a carico della controllata Campari do Brasil Ltda. un accertamento relativo all'esercizio 2002, ai fini dell'imposta indiretta per la produzione di alcolici (IPI), per un valore di Real 19.508 migliaia.

Il Gruppo, anche alla luce del parere dei propri legali, ha ritenuto privi di fondamento i rilievi in esso contenuti e si ritiene che da tale atto non deriveranno alle società passività.

Pertanto, nel bilancio al 31 dicembre 2006 non è stato accantonato alcun fondo a tale titolo.

32. Debiti verso fornitori e altre passività correnti

La voce risulta così composta:

	31 dicembre 2006 € / 000	31 dicembre 2005 € / 000
Debiti commerciali verso fornitori terzi	160.493	148.195
Debiti commerciali verso società collegate	1.414	2.004
Debiti verso fornitori	**161.907**	**150.199**
Altre passività correnti		
Personale	16.237	15.745
Agenti	4.824	5.836
Risconti passivi	3.958	3.368
Risconti plusvalenze realizzate	4.119	4.942
Debiti per contributi ricevuti non ancora certi	2.188	2.020
Altri	5.000	2.844
	36.326	**34.754**

La voce Risconti plusvalenze realizzate è riconducibile alla rettifica della plusvalenza realizzata dalla Capogruppo per la vendita dell'immobile, sito a Milano, Via Filippo Turati, e tiene conto dei futuri oneri attesi.

Al 31 dicembre 2006 la quota oltre i 12 mesi ammonta a € 3.296 migliaia.

Il Debito per contributi ricevuti non ancora certi si riferisce agli anticipi incassati da Sella & Mosca S.p.A. a fronte del piano della Regione Sardegna POR per investimenti in corso di realizzazione e a contributi ricevuti su impianti di vigneto in fase di pre-produzione.

Solo in seguito al collaudo degli impianti stessi i contributi potranno assumere carattere di certezza e saranno imputati a conto economico in base alla vita utile degli impianti stessi.

33. Contributi in conto capitale

La tabella che segue mostra la movimentazione intervenuta negli esercizi in rassegna dei risconti passivi relativi a contributi in conto capitale:

	2006 € / 000	2005 € / 000
Inclusi nella voce risconti passivi al 1° gennaio	2.154	2.486
Ricevuti nell'esercizio	875	110
Riconosciuti a conto economico	(234)	(443)
Inclusi nella voce risconti passivi al 31 dicembre	**2.795**	**2.153**

34. Debiti verso l'erario

La voce risulta così composta:

	31 dicembre 2006 € / 000	31 dicembre 2005 € / 000
Imposte sul reddito	10.385	2.316
Imposta sul valore aggiunto	3.824	7.742
Imposta di fabbricazione sull'alcool	10.557	13.477
Ritenute e tasse diverse	1.934	1.523
	26.699	**25.058**

Il debito per imposte sul reddito è esposto al netto degli acconti versati e delle ritenute subite.

I debiti in questione sono tutti scadenti entro 12 mesi.

35. Piano di *stock option*

In osservanza alla deliberazione Consob 11971 del 14 maggio 1999 e successive modifiche e della comunicazione Consob 11508 del 15 febbraio 2000, di seguito si riportano le informazioni relative al piano di *stock option* (il "Piano") deliberato dal Consiglio di Amministrazione di Davide Campari-Milano S.p.A. del 15 maggio 2001, che ha recepito il piano quadro per la disciplina generale delle *stock option* per il Gruppo Campari approvato dall'Assemblea degli azionisti del 2 maggio 2001.

Scopo dell'offerta è di offrire ai beneficiari, che nell'ambito del Gruppo ricoprono posizioni di particolare rilevanza, la possibilità di partecipare al capitale di Davide Campari-Milano S.p.A., per allineare i loro interessi a quelli degli azionisti e per fidelizzarli in vista degli importanti obiettivi strategici da realizzare.

I destinatari del piano sono soggetti legati da un rapporto di lavoro dipendente, amministratori e/o soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo, così come individuati dal Consiglio di Amministrazione di Davide Campari-Milano S.p.A., che alla data di delibera del piano e sino al momento della assegnazione delle azioni siano stati ininterrottamente dipendenti e/o amministratori di una delle società del Gruppo.

La prima assegnazione dei diritti, effettuata nel luglio del 2001, era incondizionata e prevedeva la possibilità di esercizio dal giorno successivo alla scadenza del piano, ovvero il 30 giugno 2006, e non ammetteva l'esercizio parziale delle opzioni; il prezzo di sottoscrizione corrispondeva al prezzo di collocamento del titolo sul mercato telematico azionario.

Il regolamento del Piano di *stock option* non prevede prestiti o altre agevolazioni per la sottoscrizione delle azioni ai sensi dell'articolo 2358, 3° comma, cod. civ.

Nel corso del 2004 e del 2005 sono state deliberate ulteriori 4 attribuzioni di *stock option*, anch'esse disciplinate dal piano quadro approvato dall'assemblea degli azionisti il 2 maggio 2001; tali attribuzioni prevedono la possibilità di esercizio per un periodo di 30 giorni dal giorno successivo alla scadenza delle opzioni assegnate nel 2004, ovvero il 30 giugno 2009, mentre sono previste delle finestre comprese nel periodo novembre 2009-novembre 2011 per le assegnazioni del 2005; il prezzo di sottoscrizione delle azioni è pari al prezzo medio ponderato di borsa del mese precedente al giorno in cui le opzioni sono state attribuite; anche in questo caso il regolamento del Piano di *stock option* non prevede prestiti o altre agevolazioni per la sottoscrizione delle azioni ai sensi dell'articolo 2358, 3° comma, cod. civ.

Il Consiglio di Amministrazione ha la facoltà di predisporre i regolamenti, scegliere i beneficiari, determinare quantità e valori per l'esecuzione dei piani di *stock option*; inoltre, Davide Campari-Milano S.p.A. si riserva il diritto insindacabile di modificare il Piano e il Regolamento laddove ciò si rendesse necessario o anche solo opportuno a seguito di modificazioni della normativa vigente o a seguito di altre ragioni oggettive che ne consiglino la modificazione.

Il 1° luglio 2006 sono state esercitate le *stock option* attribuite a dipendenti e amministratori del Gruppo nel luglio del 2001.

Le opzioni esercitate sono state pari a 5.693.440, al prezzo unitario di € 3,10.

Nel corso del 2006 sono state deliberate nuove attribuzioni di *stock option*, con possibilità di esercizio in alcune finestre mensili nel periodo compreso tra luglio 2011 e luglio 2013.

Il numero di diritti concessi è stato di 5.570.554, per l'acquisto di altrettante azioni a un prezzo medio di assegnazione di € 7,64, pari alla media ponderata del prezzo di borsa del mese precedente al giorno in cui le opzioni sono state attribuite.

La tabella che segue mostra l'evoluzione dei piani di *stock option* nei periodi considerati:

	2006		2005	
	azioni	Prezzo medio di assegnazione/ esercizio (€)	azioni	Prezzo medio di assegnazione/ esercizio (€)
Diritti esistenti all'inizio del periodo	12.074.197	3,72	12.007.160	3,51
Diritti concessi nel periodo	5.570.554	7,64	852.177	6,10
(Diritti annullati nel periodo)	–	–	(283.417)	3,58
(Diritti esercitati nel periodo) (**)	(5.693.440)	3,10	(501.723)	3,16
(Diritti scaduti nel periodo)	–	–	–	–
Diritti esistenti alla fine del periodo (*)	11.951.311	5,84	12.074.197	3,72
di cui esercitabili alla fine del periodo	–	–	–	–

(*) Al 31 dicembre 2005 include 5.639.440 opzioni relativamente alle quali non è stato riconosciuto il costo figurativo in base al IFRS 2, in quanto assegnate anteriormente al 7 novembre 2002; tali opzioni sono state tutte esercitate nel 2006.

(**) Il prezzo medio di mercato alla data di esercizio è di e 8,10 nel 2006 (e 5,88 nel 2005).

La vita media residua delle opzioni esistenti al 31 dicembre 2006 è di 3,6 anni (2,18 anni al 31 dicembre 2005).

L'intervallo dei valori dei prezzi di esercizio di queste opzioni è compreso tra € 3,98 e € 7,77.

Il *fair value* medio delle opzioni concesse durante l'esercizio 2006 è di € 2,37 (€ 1,07 nel 2005).

Il *fair value* delle *stock option è* rappresentato dal valore dell'opzione determinato applicando il modello *Black–Scholes*, che tiene conto delle condizioni di esercizio del diritto, del valore corrente dell'azione, della volatilità attesa e del tasso privo di rischio.

La volatilità è stata stimata con l'ausilio dei dati forniti da un *provider* di informazioni di mercato, condivisi con un primario istituto di credito, e corrisponde alla volatilità registrata nei 365 giorni precedenti l'assegnazione del piano.

Questa stima è dovuta al fatto che non esiste una volatilità storica di durata pari al periodo del piano in oggetto.

Davide Campari-Milano S.p.A. possiede azioni proprie da destinarsi al piano di *stock option.*

La tabella che segue mostra la movimentazione di tali azioni nei periodi considerati:

	Numero azioni proprie		Prezzo di acquisto	
	2006	2005	2006	2005
Saldo al 1° gennaio	**9.043.987**	**9.351.910**	**29.289.471**	**29.779.604**
Acquisti	–	193.800	–	1.095.355
Vendite	(7.693.440)	(501.723)	(23.867.101)	(1.585.488)
Saldo al 31 dicembre	**1.350.547**	**9.043.987**	**5.422.370**	**29.289.471**
% sul capitale sociale	0,465%	3,114%		

36. Impegni e rischi

Di seguito sono illustrati i principali impegni e rischi del Gruppo Campari alla data di riferimento del bilancio.

Leasing operativo non annullabile – Gruppo Campari come locatario

La tabella che segue mostra, suddivisi per scadenza, gli importi dovuti dal Gruppo negli esercizi futuri per contratti di *leasing* operativi su beni mobili:

	31 dicembre 2006 Pagamenti minimi futuri € / 000
Entro un anno	2.681
Tra uno e cinque anni	4.364
Oltre cinque anni	–
	7.045

L'importo esposto in tabella è riconducile a locazioni di automobili, *computer* e macchine elettroniche diverse.

Leasing finanziario non annullabile – Gruppo Campari come locatario

L'impegno relativo al contratto di *leasing* finanziario relativo al complesso immobiliare di Novi Ligure, stipulato dalla Capogruppo nel corso del 2003, prevede i seguenti pagamenti minimi futuri; si espone inoltre il raccordo tra questi e il loro valore attuale.

	31 dicembre 2006	
	Pagamenti minimi futuri € / 000	Valore attuale dei pagamenti futuri € / 000
Entro un anno	3.067	3.539
Tra uno e cinque anni	15.959	17.016
Oltre cinque anni	–	
Totale pagamenti minimi	19.026	
Oneri finanziari	1.529	
Valore attuale dei pagamenti minimi futuri	**20.555**	**20.555**

Impegni contrattuali in essere per l'acquisto di immobili, impianti e macchinari

Tali impegni ammontano a € 2,1 milioni, tutti scadenti entro l'esercizio.

Altri impegni

Gli altri impegni assunti dal Gruppo per acquisti di beni o servizi riguardano principalmente:
- acquisti di materie prime riferibili a vino e uve per la produzione dei vini e spumanti Cinzano; trattasi di contratti pluriennali stipulati direttamente con i conferenti degli stessi, conformemente a quanto previsto dall'accordo dei produttori di Moscato d'Asti;
- acquisti di materie prime riferibili a abbigliaggi, materiali di consumo e *packages*;
- impegni per locazioni riferibili a canoni passivi, pari a € 9,1 milioni, relativi al contratto di affitto stipulato della Capogruppo e Core One S.r.l. per l'immobile sito in Via Filippo Turati a Milano, sede della società e di altre controllate italiane;
- contratti di sponsorizzazione.

Restrizioni sulla titolarità e proprietà di immobili, impianti e macchinari impegnati a garanzia di passività

Il Gruppo ha in essere alcuni finanziamenti, per un importo residuo di € 972 migliaia, assistiti da ipoteche su terreni e fabbricati e da privilegi su macchinari e impianti.

L'importo originario di queste garanzie era pari a € 13.281 migliaia.

Altre garanzie

Il Gruppo ha emesso altre forme di garanzia verso terzi rappresentate da fideiussioni a dogane per accise per € 49.618 migliaia al 31 dicembre 2006 (€ 43.521 migliaia al 31 dicembre 2005) e altre garanzie per € 5.923 migliaia.

37. Procedure di gestione del rischio e operazioni di copertura

I principali strumenti finanziari del Gruppo includono conti correnti e depositi a breve, passività finanziarie verso banche a breve e lungo termine, *leasing* finanziari e prestiti obbligazionari.

L'obiettivo è quello di finanziare l'attività operativa del Gruppo.

Oltre a ciò, il Gruppo ha crediti e debiti commerciali derivanti dalla propria attività.

Il Gruppo fa ricorso a strumenti derivati, principalmente *interest rate swap*, *cross currency swap* e contratti *forward* per la copertura dei rischi di tasso di interesse e di cambio.

I principali rischi finanziari a cui si espone il Gruppo sono quelli di mercato (valuta e tasso di interesse), di credito e di liquidità; di seguito si espone una descrizione di questi rischi e le modalità di gestione degli stessi.

Rischio di cambio

Il 43% circa delle vendite nette consolidate del Gruppo nel 2006 è stato realizzato su mercati non appartenenti all'Unione Europea.

Con la crescita dell'attività internazionale del Gruppo in aree diverse da quella dell'Euro, una significativa oscillazione dei tassi di cambio, può influenzare negativamente l'attività e i risultati operativi del Gruppo, con particolare riferimento al Dollaro USA e al Real brasiliano.

Inoltre, il Gruppo ha in essere alcuni finanziamenti (tra cui un *private placement* e un prestito obbligazionario) in valuta US$, accesi per far fronte alle acquisizioni di alcune società.

Per quanto riguarda Stati Uniti, Brasile e Svizzera, la presenza di strutture stabili del Gruppo consente una parziale copertura di questo rischio, dato che sia i costi che i ricavi sono denominati nella medesima valuta.

Inoltre, per quanto riguarda gli Stati Uniti, parte dei flussi derivanti dalla gestione caratteristica sono impiegati per ripagare il debito in essere localmente.

Per quanto riguarda le vendite nelle altre aree non-euro effettuate da Campari International S.A.M., la *policy* del Gruppo prevede il controllo di tale rischio mediante il ricorso a vendite *forward*.

In aggiunta, il Gruppo ha deciso di coprire il rischio di cambio afferente il prestito obbligazionario mediante un *cross currency swap*.

Rischio di tasso di interesse

Per cogliere le opportunità offerte dai contenuti tassi di interesse esistenti sul mercato, il Gruppo ha provveduto a convertire gli strumenti finanziari a lungo termine emessi a un tasso fisso, e quindi esposti al rischio sul *fair value*, in debito a tasso variabile mediante il ricorso a un *interest rate swap*.

Tutte le altre passività finanziarie, a eccezione di alcuni finanziamenti ottenuti da Sella & Mosca S.p.A. e Zedda Piras S.p.A. e da un finanziamento minore della Capogruppo, sono regolate a tassi variabili, così come le attività finanziarie.

Questo espone il Gruppo al rischio di oscillazioni dei tassi.

Inoltre, con riferimento agli strumenti derivati accesi a fronte del prestito obbligazionario della Capogruppo, anticipando l'innalzamento dei tassi di interesse, il Gruppo nei primi mesi del 2006, ha riportato parte del debito, avente una vita residua maggiore, a tasso fisso.

Al fine di beneficiare ancora per un periodo dei favorevoli tassi di interesse a breve, è stato negoziato un *interest rate swap forward starting*, che determinerà con decorrenza luglio 2008 su parte del debito residuo del prestito obbligazionario il pagamento di un tasso fisso.

Rischio di credito

Le transazioni finanziarie sono effettuate con primarie istituzioni nazionali e internazionali, tutte dotate di un elevato *rating*; pertanto tale rischio è ritenuto non significativo.

Per quanto riguarda le transazioni commerciali, il Gruppo opera con controparti di dimensioni medie e elevate (grande distribuzione, distributori nazionali e internazionali) in relazione alle quali sono effettuati preventivamente controlli di merito.

Inoltre, le condizioni commerciali concesse inizialmente sono particolarmente restrittive.

In seguito, ogni società attua una procedura di valutazione e controllo del proprio portafoglio clienti.

Le perdite su crediti storicamente registrate sono molto basse in rapporto al fatturato e non richiedono apposite coperture e/o assicurazioni.

Rischio di liquidità

L'elevata capacità di generare cassa tramite le proprie attività operative consente al Gruppo di ridurre al minimo il rischio di liquidità, inteso come difficoltà a reperire fondi per far fronte al regolamento delle proprie passività finanziarie.

38. Parti correlate

La Capogruppo Davide Campari-Milano S.p.A. è controllata da Alicros S.p.A., con la quale il Gruppo non ha effettuato transazioni.

I rapporti con parti correlate sono posti in essere esclusivamente con società collegate e *joint venture*, fanno parte dell'ordinaria gestione e sono regolati a condizioni di mercato e cioè alle condizioni che si sarebbero applicate fra due parti indipendenti, o di criteri che consentono il recupero dei costi sostenuti e la remunerazione dei capitali investiti.

Tutte le operazioni poste in essere con parti correlate sono state compiute nell'interesse del Gruppo.

In ossequio a quanto richiesto dalla Comunicazione Consob n. 6064293 del 28 luglio 2006, la tabella che segue mostra gli ammontari dei rapporti di natura commerciale e finanziaria posti in essere con le parti correlate:

	31 dicembre 2006				2006			
	Crediti commerciali	Debiti commerciali	Crediti finanziari	Altri	Vendita merci	Contributi promozionali	Proventi finanziari	Altri
Fior Brands Ltd	1.318	(448)	1.492	9	3.426	(1.573)	68	67
International Marques V.o.f.	719	(164)	–	–	3.603	(1.334)	–	53
M.C.S. S.c.a.r.l.	2.285	(482)	1.007	5	6.996	(2.422)	37	46
SUMMA S.L.	2.581	(321)	–	–	6.977	(2.877)	–	(398)
	6.903	**(1.415)**	**2.499**	**14**	**21.002**	**(8.206)**	**105**	**(233)**
Incidenza % sulla relativa voce di bilancio	3%	1%	6%	0%	2%	5%	1%	0%

	31 dicembre 2005				2005			
	Crediti commerciali	Debiti commerciali	Crediti finanziari	Altri	Vendita merci	Contributi promozionali	Proventi finanziari	Altri
Fior Brands Ltd	1.285	(454)	1.446	9	3.192	(1.578)	74	29
International Marques V.o.f.	847	(197)	–	–	3.440	(984)	–	(3)
M.C.S. S.c.a.r.l.	1.916	(339)	1.000	5	5.489	(1.744)	23	25
SUMMA S.L.	2.270	(1.014)	–	–	6.862	(3.441)	–	20
	6.319	**(2.004)**	**2.446**	**14**	**18.982**	**(7.747)**	**97**	**71**
Incidenza % sulla relativa voce di bilancio	3%	1%	10%	0%	2%	6%	1%	0%

Le retribuzioni degli amministratori della Capogruppo, qualificati come dirigenti del Gruppo a responsabilità strategica, sono state le seguenti:

	2006 € / 000	Esercizio 2005 € / 000
Benefici a breve termine	4.649	3.309
Benefici post impiego (TFR)	18	18
	4.667	**3.327**

39. Dipendenti

Le tabelle che seguono mostrano il numero medio dei dipendenti in forza al Gruppo, suddiviso, rispettivamente, per settore di attività, categoria e area geografica:

	2006	2005
Produzione	721	713
Vendita e distribuzione	570	501
Generale	314	323
Totale	**1.605**	**1.536**

	2006	2005
Dirigenti	100	83
Impiegati	885	844
Operai	620	609
Totale	**1.605**	**1.536**

	2006	2005
Italia	898	869
Estero	707	667
Totale	**1.605**	**1.536**

40. Eventi successivi alla chiusura dell'esercizio

Ristrutturazione industriale

Il 10 gennaio 2007 il Gruppo ha annunciato la decisione di interrompere l'attività produttiva nello stabilimento di Sulmona e di trasferirne l'attività in altri siti produttivi.

Lo stabilimento di Sulmona è entrato a far parte del Gruppo Campari con l'acquisizione Bols del 1995 e non ha raggiunto nella sua storia un livello di efficienza sostenibile, nonostante gli investimenti e i trasferimenti di produzioni effettuati nonché gli sforzi di trovare nuove opportunità produttive, anche per conto terzi.

A seguito del drastico ridimensionamento della categoria dei *ready to drink* e del declino del mercato delle bibite analcoliche gassate, l'utilizzo delle linee di produzione è sceso a livelli che rendono impossibile il proseguimento dell'attività.

La società ha peraltro già assicurato, nella tradizione di rapporti sindacali rivolti costantemente a attenuare le conseguenze sociali di decisioni economicamente giustificate e nell'ottica di minimizzare l'impatto sui livelli occupazionali di Gruppo, la propria disponibilità a definire con i rappresentanti dei lavoratori un concreto programma di misure alternative e di sostegno.

Questo programma – che verrà discusso nelle sedi opportune – potrà comprendere anche la proposta di passaggio a altre strutture produttive del Gruppo ai lavoratori ricollocabili e l'attivazione in loco di attività di *outplacement* e di riqualificazione professionale in grado di minimizzare l'impatto di una decisione dolorosa ma inevitabile.

Nuova società commerciale in Cina

Nel primo trimestre dell'anno in corso è diventata operativa Campari Beijing Trading Company, una nuova società commerciale, controllata al 100% dal Gruppo Campari, attualmente con sede a Beijing e quanto prima con un secondo ufficio a Shanghai.

La nuova società, costituita con l'obiettivo di cogliere le enormi potenzialità del mercato cinese, distribuirà *spirit* e *wine* del Gruppo con due strutture commerciali separate e specializzate nelle due aree di *business*.

Relativamente ai vini, Campari Beijing Trading Company distribuirà sia la produzione locale di Qingdao Sella & Mosca Winery Co.Ltd. (società controllata dal Gruppo per il 93,67%) che i vini di importazione Sella & Mosca, Chateau Lamargue e Teruzzi & Puthod.

Nuova società in Argentina

Relativamente all'acquisizione Old Smuggler (parte integrante dell'operazione Glen Grant), il Gruppo aveva perfezionato due accordi separati: uno per l'acquisto del marchio in Argentina e uno per il resto del mondo, diventato operativo il 15 marzo 2006, al momento del *closing*.

In seguito alla recente autorizzazione dell'antitrust locale, il 12 Marzo 2007 il Gruppo ha potuto formalizzare l'acquisizione del marchio Old Smuggler anche per l'Argentina e pertanto la nuova società, Campari Argentina S.R.L., precedentemente costituita e controllata al 100%, è diventata operativa.

Tale società importa il malto dalla Scozia e coordina localmente la produzione e la vendita del *whisky* Old Smuggler tramite un imbottigliatore e un distributore terzi.

Fusione per incorporazione di Glen Grant S.r.l.

Allo scopo di proseguire il processo di semplificazione e riduzione delle strutture societarie del Gruppo, nonché di perseguire una maggiore razionalità e funzionalità sotto il profilo patrimoniale e economico, è stata deliberata la fusione per incorporazione di Glen Grant S.r.l., controllata al 100% dalla Capogruppo, detentrice dei marchi Glen Grant.

RELAZIONE ANNUALE DEL CONSIGLIO DI AMMINISTRAZIONE SULLA *CORPORATE GOVERNANCE*

Davide Campari-Milano S.p.A. (la "Società" e, unitamente alle proprie controllate, il "Gruppo") adotta, quale modello di riferimento per la propria *corporate governance*, le disposizioni del nuovo Codice di Autodisciplina delle Società Quotate (il "Nuovo Codice") pubblicato nel marzo 2006, a cui la Società ha aderito.

La presente relazione tuttavia è stata predisposta facendo riferimento al Codice nella precedente versione del 2002 (il "Precedente Codice"), così come espressamente consentito dalle Istruzioni al Regolamento dei Mercati Organizzati e Gestiti da Borsa Italiana S.p.A. e chiarito dalla comunicazione congiunta Assonime – Borsa Italiana S.p.A. del 16 novembre 2006.

Pertanto, al pari della precedente relazione, sono state seguite le linee guida per la redazione della relazione di *corporate governance* emanate da Assonime nel febbraio 2004.

Essa ha lo scopo di fornire al mercato e agli azionisti una completa informativa sul modello di *corporate governance* scelto dalla Società e sulla concreta attuazione nel corso dell'esercizio 2006 delle raccomandazioni contenute nel Precedente Codice, mentre con riferimento al Nuovo Codice, è prevista apposita sezione nella quale è descritto lo stato della sua applicazione, nonché l'indicazione delle misure che si intendono adottare nell'esercizio in corso per la sua completa attuazione.

<u>I Sezione – 1. Struttura di *governance* della Società</u>

Lo Statuto ha ribadito la scelta di un modello di amministrazione e di controllo della Società di tipo tradizionale, caratterizzato dalla presenza di un organo di gestione, il Consiglio di Amministrazione, e uno di controllo, rappresentato dal Collegio Sindacale.

1.1. Consiglio di Amministrazione

Secondo quanto previsto dall'articolo 14 dello Statuto, la Società è amministrata da un Consiglio di Amministrazione composto da tre a quindici membri, nominati dall'Assemblea ordinaria, che provvede altresì a determinarne il numero.

Al Consiglio di Amministrazione spettano i più ampi poteri per la gestione della Società al fine di conseguire l'oggetto sociale.

Il Consiglio di Amministrazione è l'organo centrale del sistema di *corporate governance* della Società.

A esso è attribuita la responsabilità di determinare le linee strategiche di gestione e di alta direzione della Società e del Gruppo verificando il generale andamento della gestione, nonché di definire e applicare le regole del governo societario, e di esaminare le procedure di controllo interno.

I componenti del Consiglio di Amministrazione durano in carica per un periodo variabile da uno a tre esercizi e sono rieleggibili.

1.2. Collegio Sindacale

L'articolo 27 dello Statuto stabilisce che il Collegio Sindacale è costituito da tre Sindaci effettivi e da tre Sindaci supplenti.

Il Collegio Sindacale, in completa autonomia e indipendenza, svolge la funzione di controllo e di verifica della corretta gestione amministrativa e contabile, nonché dell'osservanza della legge e dello Statuto.

Il controllo contabile è invece esercitato da una società di revisione.

I Sindaci durano in carica tre esercizi e sono rieleggibili.

1.3. Assemblee

Lo svolgimento delle Assemblee è disciplinato da un apposito regolamento approvato con deliberazione dell'Assemblea ordinaria del 2 maggio 2001 (il "Regolamento").

A esse partecipano di regola tutti gli Amministratori e l'intero Collegio Sindacale.

Il Regolamento disciplina lo svolgimento delle Assemblee ordinarie e straordinarie, nonché in quanto compatibili, delle Assemblee speciali, regolando le modalità di partecipazione alle stesse, la verifica della legittimazione, con particolare riferimento alla raccolta delle deleghe, i poteri del Presidente in ordine alla costituzione dell'Assemblea, all'apertura dei lavori, alla discussione e alla modalità di espletamento delle votazioni e del conteggio dei voti.

Ai sensi di quanto previsto dall'articolo 11 dello Statuto, coloro che intendono partecipare all'Assemblea devono presentare idonea certificazione rilasciata dall'intermediario abilitato, previamente comunicata alla Società, in conformità alla normativa applicabile con preavviso di due giorni.

I soci hanno la facoltà di farsi rappresentare in Assemblea purché la delega sia sottoscritta dall'intestatario della predetta certificazione o da un suo legale rappresentante o da uno specifico mandatario.

Coloro che partecipano in rappresentanza di uno o più aventi diritto di voto devono documentare la propria legittimazione.

L'avente diritto al voto che partecipa all'Assemblea non può contemporaneamente rilasciare delega per parte dei propri voti, tuttavia è possibile delegare soggetti diversi per i diversi argomenti all'ordine del giorno, ciascuno per la totalità dei voti spettanti.

In tal caso la delega deve riportare gli argomenti per i quali è rilasciata.

Conformemente all'articolo 13 del Codice, gli Amministratori si adoperano, per quanto di propria competenza, per incoraggiare e facilitare la partecipazione più ampia possibile degli azionisti alle Assemblee.

Le Assemblee sono occasione anche per la comunicazione agli azionisti di informazioni sulla Società e sul Gruppo, nel rispetto della disciplina sulle informazioni *price sensitive*.

1.4. Composizione del capitale azionario

Il capitale sociale è composto interamente da azioni ordinarie.

Alicros S.p.A., ai sensi dell'articolo 93 del D.Lgs. 58/1998, è il socio di controllo della Società.

II Sezione – Informazioni sull'attuazione delle previsioni del Codice

2. Consiglio di Amministrazione

2.1. Ripartizioni delle deleghe e delle competenze

L'articolo 17 dello Statuto prevede che al Consiglio di Amministrazione spettino tutti i poteri per l'amministrazione della Società.

Conformemente a quanto previsto dal Nuovo Codice e dall'articolo 2381 cod. civ., il Consiglio di Amministrazione si riunisce per valutare l'andamento della gestione ed esaminare le relazioni degli Amministratori Delegati sull'attività svolta nell'esercizio delle deleghe e le operazioni di maggiore rilievo effettuate dal Gruppo verificando l'adeguatezza dell'assetto organizzativo, amministrativo e contabile della Società.

A esso inoltre sono attribuiti tutti i poteri che, per legge, possono mediante clausola statutaria essere attribuiti al Consiglio di Amministrazione, ivi inclusi il potere di deliberare fusioni per incorporazione di società interamente possedute o possedute in misura non inferiore al novanta per cento, il potere di istituire o sopprimere sedi secondarie, filiali, uffici di rappresentanza e dipendenze sia in Italia sia all'estero, il potere di indicare quale o quali tra gli Amministratori abbiano la rappresentanza della Società, il potere di deliberare la riduzione del capitale in caso di recesso del socio, il potere di deliberare eventuali adeguamenti dello Statuto

a disposizioni normative, il potere di deliberare il trasferimento della sede sociale purché all'interno del territorio nazionale e il potere di emettere obbligazioni nei limiti e con le modalità di legge applicabili.

L'Assemblea straordinaria del 24 aprile 2006, modificando l'articolo 5 dello Statuto, ha altresì attribuito al Consiglio di Amministrazione, per un periodo di cinque anni, la facoltà di aumentare in una o più volte, a pagamento e/o gratuitamente, anche in forma scindibile, il capitale sociale fino a un valore nominale complessivo di € 100.000.000,00 (centomilioni), mediante emissione di nuove azioni, nonché la facoltà di emettere, in una o più volte, obbligazioni convertibili in azioni e/o titoli (anche diversi dalle obbligazioni) che consentano comunque la sottoscrizione di nuove azioni fino a un valore nominale complessivo di capitale sociale di € 100.000.000,00 (centomilioni), ma per importi che comunque non eccedano, di volta in volta, i limiti fissati dalla legge per le emissioni obbligazionarie; il predetto articolo stabilisce poi le modalità concrete di esercizio di tale facoltà.

Anche in mancanza di una espressa previsione statutaria, il Consiglio di Amministrazione ha esercitato le attribuzioni indicate all'articolo 1.2. del Precedente Codice e sono rimesse alla sua competenza i poteri indicati dall'articolo 1.C.1. del Nuovo Codice; in particolare il Consiglio di Amministrazione esamina e approva i piani strategici, industriali e finanziari della Società e del Gruppo nonché il sistema di governo societario e la struttura del Gruppo valutando l'assetto organizzativo amministrativo e contabile sia della Società che delle controllate aventi rilevanza strategica.

Sono altresì di competenza del Consiglio di Amministrazione le delibere relative ad atti che per valore o tipologia esulino dalle procure degli Amministratori Delegati o che presentino interessi propri degli Amministratori o di terzi, oppure quelle che gli Amministratori stessi ritengano opportuno sottoporre al suo esame per particolari motivi.

Ai sensi dell'articolo 18 dello Statuto, il Consiglio di Amministrazione, può nei limiti consentiti dalla legge, delegare quei poteri che ritiene opportuni per la gestione della Società e la rappresentanza di essa con potere di firma a uno o più dei propri membri, con la qualifica di Amministratore Delegato.

Le deleghe attribuite consentono agli Amministratori Delegati di operare disgiuntamente per atti di gestione ordinaria, secondo soglie di valore fissate a seconda della categoria di atti e, con firma abbinata a due, per gli atti di gestione ordinaria di valore eccedente le soglie previste e per taluni atti di gestione straordinaria.

Ai sensi dell'articolo 19 dello Statuto, gli Amministratori cui siano stati delegati poteri devono riferire con periodicità almeno trimestrale al Consiglio di Amministrazione e al Collegio Sindacale sull'attività svolta nell'esercizio delle deleghe, sulle operazioni di maggior rilievo effettuate dalla Società o dalle società del Gruppo, e quelle in cui essi abbiano avuto un interesse proprio o di terzi.

L'approvazione delle operazioni più significative, quali ad esempio le acquisizioni e cessioni di aziende o marchi rilevanti, è demandata al Consiglio di Amministrazione.

Si ritengono comunque operazioni significative tutte le operazioni il cui valore eccede i limiti fissati per il compimento degli atti con firma congiunta.

Lo Statuto prevede inoltre sia possibile delegare parte delle proprie attribuzioni, con i connessi poteri di rappresentanza, a un Comitato Esecutivo, che potrà deliberare con il voto favorevole della maggioranza dei propri componenti.

Attualmente il Comitato Esecutivo non è istituito.

2.2. Presidente del Consiglio di Amministrazione

Al Presidente del Consiglio di Amministrazione spetta la rappresentanza della Società di fronte ai terzi e in giudizio.

Il Presidente coordina le attività del Consiglio di Amministrazione e guida lo svolgimento delle relative riunioni; presiede inoltre le Assemblee e ne disciplina lo svolgimento in conformità alle previsioni statutarie e del Regolamento.

Poiché non gli sono state conferite deleghe gestionali, egli può essere qualificato come Amministratore non esecutivo.

2.3. Operazioni con parti correlate

Secondo quanto prevede l'articolo 19 dello Statuto e in osservanza di quanto stabilito dall'articolo 150 del D.Lgs. 58/1998, gli Amministratori Delegati devono riferire con periodicità almeno trimestrale al Consiglio di Amministrazione e al Collegio Sindacale, tra l'altro, sulle operazioni nelle quali essi abbiano avuto un interesse proprio o di terzi.

Le operazioni con parti correlate maggiormente significative compiute nel corso del 2006 sono indicate nella Relazione sulla Gestione, a cui si rimanda.

La Società si è dotata di una specifica procedura interna per l'effettuazione di operazioni in presenza di interessi propri e degli Amministratori o con parti correlate.

Sono soggetti alla procedura gli Amministratori delle società del Gruppo, nonché i dirigenti di queste che abbiano poteri di impegnare le società stesse nei confronti dei terzi.

Costoro, qualora ravvisino una operazione nella quale abbiano un interesse, personale o per conto di terzi, ovvero una operazione con parti correlate, aventi un valore non inferiore a € 1.000,00 devono astenersi dal compierla dandone completa informazione a un Amministratore esecutivo della propria società o, qualora il soggetto avente l'interesse sia egli stesso Amministratore esecutivo, al proprio Consiglio di Amministrazione.

L'Amministratore esecutivo, ovvero il Consiglio di Amministrazione, valutata l'opportunità e convenienza economica dell'operazione posta alla sua attenzione, ne può autorizzare il compimento.

L'allontanamento dei soggetti portatori di interessi propri alle deliberazioni, nonché l'eventuale richiesta di *legal* o *fairness opinion* sono previsti ai sensi dell'articolo 11 del Codice.

2.4. Composizione del Consiglio di Amministrazione

Come già accennato, secondo quanto previsto dall'articolo 14 dello Statuto, la Società è amministrata da un Consiglio di Amministrazione composto da un numero di Amministratori variabile da un minimo di tre a un massimo di quindici membri, secondo quanto deliberato dall'Assemblea, che procede alla loro nomina.

Il Consiglio di Amministrazione è attualmente composto da 10 membri.

Si riportano di seguito i nomi dei componenti del Consiglio di Amministrazione in carica al 31 dicembre 2006, con l'indicazione in corsivo degli incarichi rivestiti nel Gruppo dai consiglieri esecutivi:

Luca Garavoglia	Presidente non esecutivo - non indipendente
Cesare Ferrero	non esecutivo - indipendente
Franzo Grande Stevens	non esecutivo - indipendente
Paolo Marchesini	*Chief Financial Officer* (*)
Marco Pasquale Perelli-Cippo	non esecutivo-non indipendente
Giovanni Rubboli	non esecutivo-indipendente
Renato Ruggiero	non esecutivo-indipendente
Stefano Saccardi	*Officer Legal Affairs and Business Development* (*)
Vincenzo Visone	*Chief Executive Officer* (*)
Anton Machiel Zondervan	non esecutivo-indipendente

Agli Amministratori il cui nominativo è contrassegnato da un asterisco sono state conferite deleghe operative e la carica di Amministratore Delegato.

In considerazione del rinnovo imminente delle cariche sociali il giudizio sulla indipendenza e sulla esecutività o meno di ciascun Consigliere sopra riportato è stato effettuato secondo i principi del Precedente Codice come consentito dalla comunicazione congiunta Assonime – Borsa Italiana S.p.A. – del 16 novembre 2006.

I predetti Amministratori, in carica sino all'approvazione del bilancio dell'esercizio chiuso al 31 dicembre 2006, sono stati nominati nell'Assemblea ordinaria del 29 aprile 2004.

Il Consigliere di Amministrazione Pierleone Ottolenghi ha rassegnato le proprie dimissioni il 9 novembre 2006 e il Consiglio di Amministrazione ha deliberato di non procedere alla sua sostituzione, stante l'imminenza della scadenza dell'intero organo amministrativo.

Secondo quanto previsto dal Precedente Codice e dal Regolamento, le proposte di nomina alla carica di Amministratore sono state presentate attraverso liste, accompagnate da un'esauriente informativa riguardante le caratteristiche personali e professionali dei candidati, depositate presso la sede sociale almeno dieci giorni prima della data prevista per l'Assemblea.

Tutti gli attuali Amministratori sono stati proposti dall'azionista di controllo.

Il Consiglio di Amministrazione valuta che la dimensione, la composizione e il funzionamento dello stesso nel corso dell'esercizio 2006 siano state adeguate alla dimensione della Società, anche in considerazione della sua progressiva crescita sia in Italia che sui mercati esteri, e che le figure professionali ivi presenti sono state di valido ed efficace aiuto nell'indirizzare e supportare le decisioni assunte a supporto di tale crescita.

Il *curriculum vitae* di ciascun Amministratore è disponibile presso la Direzione *Investor Relations*, mentre le caratteristiche professionali del *management* sono riportate in sintesi sul sito www.camparigroup.com/investors.

Non è fissato statutariamente un numero minimo di riunioni del Consiglio di Amministrazione.

Nel corso del 2006 si sono tenute sei riunioni del Consiglio di Amministrazione caratterizzate dalla regolare presenza degli Amministratori e da un numero limitato di assenze, comunque giustificate; è previsto che nel corso del 2007 si tenga un numero non inferiore di riunioni.

Per la partecipazione alle riunioni dei membri del Consiglio di Amministrazione si richiama la tabella 1° allegata alla presente Relazione.

In vista delle riunioni del Consiglio di Amministrazione, vengono fornite agli Amministratori con ragionevole anticipo, ove possibile, la documentazione e le informazioni necessarie ai fini delle delibere consiliari.

Il flusso di informazioni ai membri del Consiglio di Amministrazione è adeguato e tempestivo.

2.5. Altre cariche ricoperte dagli amministratori

Gli Amministratori che alla data del 31 dicembre 2006 ricoprivano cariche di Amministratore o Sindaco in altre società quotate in mercati regolamentati anche esteri, in società finanziarie, bancarie, assicurative o di rilevanti dimensioni, sono i seguenti:

- Luca Garavoglia: Consigliere di Amministrazione di FIAT S.p.A.;
- Cesare Ferrero: Vice Presidente del Consiglio di Amministrazione di PKP S.p.A.; Consigliere di Amministrazione di Autostrada Torino-Milano S.p.A.; Presidente del Collegio Sindacale di Alberto Lavazza & C. S.A.p.A., Burgo Factor S.p.A:, Emilio Lavazza & C. S.A.p.A., ERSEL Finanziaria S.p.A., ERSEL S.I.M. S.p.A., Ferrero S.p.A., FIAT Auto S.p.A., FIDERSEL S.p.A., Giovanni Agnelli & C. S.A.p.A., e I.F.I.L. S.p.A. e Sindaco Effettivo di Banca Passadore S.p.A., P. Ferrero & C. S.p.A., FIAT S.p.A, R.C.S. Investimenti S.p.A. e Toro Assicurazioni S.p.A.;
- Franzo Grande Stevens: Presidente del Consiglio di Amministrazione di P. Ferrero & C. S.p.A. e Presidente Onorario di Juventus F.C. S.p.A. e Consigliere di Amministrazione di Exor Group S.A., I.F.I. S.p.A., I.F.I.L. S.p.A., Pictet International Capital Management, RCS MediaGroup S.p.A. e S.E.I. S.p.A.;
- Renato Ruggiero: Vice Presidente di Citigroup European Investment Bank; Presidente dell'International Advisory Board di Unicredit S.pA. e Consigliere dell'International Advisory Board di Coca-Cola Company.
- Anton Machiel Zondervan: *Chairman of the Supervisory Board* di Doeksen Transport Group.

2.6. Amministratori non esecutivi e indipendenti

Lo Statuto non prevede un numero minimo di Amministratori non esecutivi o indipendenti, tuttavia la Società in via di prassi, conformemente all'articolo 2 del Precedente Codice, si è dotata di Amministratori non esecutivi che per numero e autorevolezza hanno un peso significativo nell'assunzione delle delibere.

Infatti alla data di approvazione del progetto di bilancio dell'esercizio chiuso al 31 dicembre 2006 la maggior parte degli Amministratori sono non esecutivi.

Tali Amministratori non esecutivi possono altresì considerarsi indipendenti, a eccezione di Luca Garavoglia e di Marco Pasquale Perelli-Cippo.

Pertanto 5 Consiglieri di Amministrazione su 10 sono indipendenti.

Come sopra motivato la verifica del grado di indipendenza degli amministratori è stata eseguita dal Consiglio di Amministrazione alla luce dei principi del Precedente Codice.

2.7. Comitati

Lo Statuto prevede espressamente che il Consiglio di Amministrazione possa costituire un comitato per il controllo interno ("Comitato Audit") nonché un comitato per la remunerazione e le nomine ("Comitato Remunerazione e Nomine").

Entrambi i comitati rappresentano una articolazione interna del Consiglio di Amministrazione e hanno un ruolo consultivo e propositivo.

2.7.1. Il Comitato Remunerazione e Nomine

Il Consiglio di Amministrazione ha istituito un Comitato Remunerazione a cui, per ragioni di maggiore razionalizzazione, sono state accorpate le funzioni del Comitato per le proposte di nomina.

Il Comitato di Remunerazione e Nomine è composto in prevalenza da Amministratori indipendenti, nelle persone di Franzo Grande Stevens, Presidente, Marco Pasquale Perelli-Cippo e Giovanni Rubboli.

Esso ha il compito di formulare proposte per la remunerazione degli Amministratori cui siano stati attribuiti funzioni e poteri specifici e di coloro che ricoprano ruoli – chiave nella dirigenza della Società, nonché proposte per una migliore allocazione delle risorse umane all'interno del Gruppo.

Le proposte del Comitato Remunerazione e Nomine non riguardano i membri del Comitato Remunerazione e Nomine stesso.

Nel corso del 2006 il Comitato Remunerazione e Nomine si è riunito tre volte, e ha presentato al Consiglio di Amministrazione le proprie proposte per quanto di competenza senza aver fatto ricorso a consulenti esterni.

Il Consiglio di Amministrazione ha deliberato in conformità alle proposte formulate dal Comitato Remunerazione e Nomine.

Le tematiche affrontate dal Comitato Remunerazione e Nomine nel corso del 2006 hanno riguardato la struttura organizzativa e l'organigramma del Gruppo, la remunerazione degli Amministratori esecutivi e del *top management*, nonché l'aggiornamento del piano di *stock option*.

La remunerazione degli Amministratori esecutivi e del *top management* del Gruppo è legata in misura significativa ai risultati economici conseguiti dal Gruppo e dalle singole società in cui essi operano.

Le informazioni di dettaglio sulle remunerazioni degli Amministratori sono indicate nella nota integrativa al bilancio della Società a cui si rimanda.

Nel corso dell'esercizio sono state erogate *stock option* a taluni dipendenti del Gruppo alle condizioni previste dal piano di *stock option* attualmente in essere.

Nell'esercizio sono state erogate *stock option* a favore di Amministratori della Società.

2.7.2. Il Comitato Audit

Il Consiglio di Amministrazione si è articolato altresì in un Comitato Audit composto interamente da Amministratori indipendenti, nelle persone di Giovanni Rubboli, Presidente, Cesare Ferrero e Anton Machiel Zondervan.

La funzione del Comitato Audit, conformemente ai compiti specificati nell'articolo 10 del Precedente Codice, è quella di valutare l'adeguatezza del sistema di controllo interno, nonché del piano di lavoro dei preposti al controllo interno e di riferire in proposito al Consiglio di Amministrazione.

Le tematiche affrontate dal Comitato Audit nel corso del 2006 hanno riguardato l'analisi dei rischi relativi alle società di recente acquisizione quali Teruzzi & Puthod S.r.l., Giannina S.r.l., nonché le società scozzesi acquisite con i marchi Glen Grant, Old Smuggler e Braemar.

Si è altresì proceduto al *risk assessment* di Koutsikos Distillery S.A., Kaloyiannys Bros S.A. e Société Civile Immobiliaire di Domaine de Lamargue, nonché del processo di vendemmia del moscato per la produzione dell'Asti Cinzano.

L'attività del Comitato Audit si è inoltre rivolta a verificare le analisi operate nel corso dell'anno sulle aree in precedenza esaminate afferenti i sistemi informatici, l'area commerciale di Campari do Brasil Ltda. e gli ambiti commerciale e *credit management* di Campari Italia S.p.A..

Alle riunioni del Comitato Audit partecipa solitamente il Presidente del Collegio Sindacale o altro Sindaco da questi designato.

Per la partecipazione alle riunioni del Comitato Audit si richiama la tabella 1 allegata alla presente Relazione.

Il rapporto tra Comitato Audit e Collegio Sindacale è improntato al continuo scambio di informazioni sui principali temi di controllo interno trattati negli *audit* periodici, conformemente allo svolgimento del piano annuale di *audit* e all'aggiornamento del *risk assessment* di Gruppo e delle singole società controllate.

Conformemente a quanto prescritto alla lettera c) dell'articolo 8.C.1. del Nuovo Codice, il Consiglio di Amministrazione valuta la composizione e la dimensione del Comitato Audit adeguata in relazione ai rischi aziendali riscontrati ed efficace il funzionamento del controllo interno.

3. Funzioni e procedure aziendali

3.1. Procedure per il trattamento delle informazioni riservate

La Società si è dotata di una "Procedura per il Trattamento delle Informazioni Riservate" (la "Procedura").

Tale Procedura contiene la definizione di quali informazioni possono essere considerate riservate o *price sensitive*, definisce le responsabilità interne per il trattamento di tali informazioni, le regole comportamentali cui debbono attenersi coloro che ne vengano a conoscenza, nonché le relative procedure di divulgazione, anche nei confronti della stampa.

La Procedura si applica agli Amministratori, Sindaci e dipendenti della Società e delle altre società del Gruppo.

Sono responsabili per la gestione delle informazioni riservate gli Amministratori Delegati delle società del Gruppo, nonché, per quanto attiene alle acquisizioni e dismissioni, il *Chief Executive Officer* e l'*Officer Legal Affairs and Business Development* e, per quanto attiene all'informazione finanziaria, il *Chief Financial Officer*.

Sino alla entrata in vigore della Delibera Consob del 29 novembre 2005 n. 15232 riguardante le operazioni sui titoli della Società effettuate da soggetti rilevanti, avvenuta il 1° aprile 2006, la Società ha applicato il Codice di Comportamento *Insider Dealing* del Gruppo, emanato dal Consiglio di Amministrazione il 12 novembre 2002.

Il Consiglio di Amministrazione del 22 marzo 2006, in adempimento a quanto prescritto dall'articolo 114 del D.Lgs. 24 febbraio 1998 n. 58, ha quindi approvato la "Procedura per la disciplina degli obblighi informativi in materia di *internal dealing*", secondo quanto specificato dagli articoli 152 *sexies* e seguenti del Regolamento Consob del 14 maggio 1999 n. 11971 sostituendo in tal modo il Codice di Comportamento Internal Dealing a partire dalla data sopra menzionata.

Secondo tale procedura, il Comitato Audit individua, sulla base dei criteri indicati nella normativa sopra richiamata, i soggetti rilevanti ovvero i soggetti le cui operazioni sui titoli della Società devono essere comunicate al mercato e a Consob se il valore complessivo delle stesse supera i € 5.000 entro la fine di ciascun anno.

La procedura ha altresì individuato nel Responsabile della Direzione Legale di Gruppo, con l'assistenza della Funzione Investor Relations, il soggetto preposto al ricevimento, alla gestione e alla diffusione delle informazioni relative alla predette operazioni.

Lo stesso Consiglio di Amministrazione ha dato inoltre incarico agli Amministratori Delegati di istituire il registro delle persone che hanno accesso a informazioni privilegiate secondo quanto prescritto dall'articolo 115 *bis* del D.Lgs. 24 febbraio 1998 n. 58 conformemente alle modalità specificate dagli articoli 152 *bis* del predetto Regolamento Consob.

Gli Amministratori Delegati hanno quindi istituito tale registro e predisposto una procedura che regola la sua tenuta e aggiornamento e ha disciplinato la comunicazione dell'iscrizione alle persone che regolarmente o temporaneamente vengono a conoscenza di informazioni privilegiate.

La Società si è dotata di un Codice Etico nel quale sono stati identificati i valori essenziali ai quali il Gruppo ispira la propria condotta.

La forte crescita della Società sui mercati italiani e internazionali, la complessità della struttura societaria raggiunta in questi anni anche in relazione alle recenti acquisizioni, la consapevolezza di operare in contesti socio – economici sempre più complessi, hanno reso opportuno l'emanazione del predetto Codice.

Il Codice Etico del Gruppo Campari è riportato integralmente sul sito della Società all'indirizzo www.camparigroup.com/investors.

3.2. Procedure per la nomina di Amministratori e Sindaci

In considerazione del decreto legislativo n. 303 del 29 dicembre 2006, che ha prorogato al 30 giugno 2007 il termine per adeguare gli statuti sociali agli obblighi di cui alla legge 28 dicembre 2005, n. 262 e del fatto che non sono state ancora emanate da Consob le disposizioni attuative della nuova disciplina, il prossimo rinnovo degli organi sociali avverrà secondo le modalità attualmente previste dallo Statuto.

Pertanto, pur avvenendo la nomina degli Amministratori secondo il voto di lista, non sono previste liste di candidati per l'elezione di almeno un Consigliere di Amministrazione espressione della minoranza.

Tuttavia, ciascuna lista per l'elezione alla carica di Consigliere di Amministrazione dovrà contenere, come richiesto dal D.Lgs. 303 29 dicembre 2006, l'indicazione di almeno due Amministratori aventi i requisiti di indipendenza richiesti dall'articolo 148 del D.Lgs. 24 febbraio 1998 n. 58 e dall'articolo 3 del Nuovo Codice.

Inoltre secondo quanto previsto dall'articolo 6.C.1. del Nuovo Codice, le proposte di nomina alla carica di Amministratore dovranno essere presentate attraverso liste, accompagnate da un'esauriente informativa riguardante le caratteristiche personali e professionali dei candidati, nonché dalla attestazione circa la sussistenza dei requisiti per l'assunzione della carica. In conformità a quanto previsto dal Regolamento vigente tali liste potranno essere depositate presso la sede sociale almeno dieci giorni prima della data prevista per l'Assemblea.

Le liste presentate saranno tempestivamente pubblicate sul sito della Società corredate dai relativi *curricula vitae.*

Con riferimento al Collegio Sindacale, la nomina dei componenti avverrà secondo il meccanismo del voto di lista come richiesto dall'articolo 148 D.Lgs. 24 febbraio 1998 n. 58 e dallo Statuto, al fine di consentire alla minoranza di poter nominare un Sindaco Effettivo e un Sindaco Supplente.

La nomina del Collegio Sindacale avverrà sulla base di liste presentate dagli azionisti e depositate presso la sede della Società almeno dieci giorni prima di quello fissato per l'Assemblea come espressamente previsto dall'articolo 27 dello Statuto, accompagnate dall'informativa riguardante le caratteristiche personali e professionali dei candidati, nonché dalla attestazione circa la sussistenza dei requisiti per l'assunzione della carica.

In particolare è richiesto che tutti i Sindaci siano qualificati come indipendenti anche in base ai requisiti che il Nuovo Codice richiede con riferimento agli Amministratori.

Anche tali liste, corredate dai relativi *curricula*, saranno tempestivamente pubblicate sul sito della Società.

Avranno diritto a presentare le liste soltanto gli azionisti che, da soli o insieme ad altri, siano complessivamente titolari di azioni con diritto di voto rappresentanti almeno il 5% del capitale con diritto di voto nell'Assemblea ordinaria.

Sempre secondo lo Statuto, non possono essere inseriti nelle liste candidati che ricoprano già incarichi di Sindaco effettivo in cinque o più società quotate (con esclusione delle società controllanti e/o controllate dalla

Società) o che non siano in possesso dei requisiti di onorabilità e professionalità stabiliti dalla normativa applicabile.

3.3. Il sistema di controllo interno

La Società, consapevole dell'importanza di un adeguato sistema di controllo interno, si è dotata di una struttura apposita, che fa capo al preposto al controllo interno o *Group Internal Auditor* la cui nomina è stata effettuata dal Consiglio di Amministrazione del 22 marzo 2006.

Tale funzione, che opera a livello di Gruppo esercitando la propria vigilanza sul Gruppo, è gerarchicamente indipendente dagli Amministratori esecutivi e risponde direttamente al Presidente della Società.

Essa riferisce del proprio operato, con cadenza almeno trimestrale, agli Amministratori Delegati, al Comitato Audit e al Collegio Sindacale.

Il Consiglio di Amministrazione valutando adeguata la dimensione e composizione del Comitato Audit, sulla base delle relazioni favorevoli del Comitato stesso, ritiene che il sistema di controllo interno messo in atto sia idoneo a presidiare efficacemente i rischi tipici delle attività esercitate dal Gruppo e a monitorarne adeguatamente la situazione economica e finanziaria.

3.4. La funzione di investor relations

La Società pone particolare cura nello sviluppo del rapporto con i propri azionisti e con gli investitori istituzionali.

È operativa una funzione a ciò dedicata che fa capo all'*Investor Relations Manager.*

Nell'ambito della comunicazione periodica e di quella relativa alle operazioni straordinarie, sono stati organizzati numerosi incontri con gli investitori istituzionali italiani ed esteri e con la stampa specializzata cui partecipano anche esponenti del *top management.*

La Società, al fine di favorire il dialogo con gli azionisti, ha allestito e costantemente aggiorna una sezione speciale del proprio sito internet dedicata all'attività di *investor relations* (www.camparigroup.com/investors) all'interno della quale possono essere reperite sia informazioni di carattere economico-finanziario (bilanci, relazioni semestrali e trimestrali, informazioni sull'andamento delle contrattazioni di Borsa dei titoli emessi dalla Società), sia dati e documenti di interesse per gli azionisti quali, tra gli altri, la composizione degli organi sociali, le informazioni sulla *corporate governance* aziendale, nonché la procedura per la disciplina degli obblighi informativi in materia di Internal Dealing e la Procedura per l'effettuazione di operazioni in presenza di interessi propri e degli Amministratori o con parti correlate.

Le richieste di informazioni dei soci possono essere indirizzate alla casella di posta elettronica investor.relations@campari.com.

La Società segue i principi contenuti nella Guida per l'informazione al Mercato.

4. Sindaci

Il Collegio Sindacale nominato dall'Assemblea ordinaria del 29 aprile 2004 per il triennio 2004 - 2005 - 2006 è così composto:

Umberto Tracanella	Presidente
Alberto Lazzarini	Sindaco Effettivo
Antonio Ortolani	Sindaco Effettivo
Alberto Giarrizzo Garofalo	Sindaco Supplente
Giuseppe Pajardi	Sindaco Supplente
Paolo Proserpio	Sindaco Supplente

I sindaci che alla data del 31 dicembre 2006 ricoprivano cariche di amministratore o sindaco in altre società quotate in mercati regolamentati italiani sono:

- Umberto Tracanella: Consigliere di Amministrazione di Risanamento S.p.A.;
- Alberto Lazzarini: Sindaco Supplente di Giovanni Crespi S.p.A.;
- Antonio Ortolani: Presidente del Collegio Sindacale di Banca Popolare di Milano S.c. a r.l. e Sindaco Effettivo di Camfin S.p.A.;
- Alberto Giarrizzo Garofalo: Sindaco Supplente di Mirato S.p.A.

Poiché non è stata presentata alcuna lista alternativa nessun Sindaco in carica è espressione dei soci di minoranza i quali, presumibilmente, si sono ritenuti garantiti dalla professionalità e indipendenza dei sindaci proposti dalla maggioranza.

Le proposte all'Assemblea degli azionisti per la nomina dei Sindaci attualmente in carica sono state accompagnate da una esauriente informativa riguardante le caratteristiche personali e professionali degli stessi.

Nel 2006 si sono tenute cinque riunioni del Collegio Sindacale.

Per la partecipazione alle riunioni dei Sindaci si richiama la tabella 2 allegata alla presente Relazione.

Alle riunioni del Consiglio di Amministrazione ha quasi sempre partecipato l'intero Collegio Sindacale.

5. Informativa in merito alla applicazione del Nuovo Codice

Il Consiglio di Amministrazione del 8 novembre 2006 ha deliberato di aderire al Nuovo Codice.

La decisione di aderire ha reso necessario tuttavia graduare nel tempo e in particolare nel corso dell'esercizio 2007 il livello di adeguamento alle relative raccomandazioni, in considerazione della scadenza delle cariche sociali prevista con l'approvazione del bilancio dell'esercizio chiuso al 31 dicembre 2006, nonché dell'emanazione dei regolamenti attuativi della legge 28 dicembre 2005 n. 262, prevista per il 31 marzo 2007 riguardanti, tra l'altro, i limiti al cumulo degli incarichi assumibili presso altre società da parte dei membri degli organi di controllo e le soglie per la presentazione delle liste dei candidati alla carica di Amministratore o Sindaco.

Alla luce di quanto sopra esposto e come previsto dal D.Lgs. 303 del 29 dicembre 2006, il Consiglio di Amministrazione provvederà ai sensi dell'articolo 17 dello Statuto ad adeguare lo Statuto stesso alle previsioni della predetta legge entro il termine del 30 giugno 2007.

In tale sede verranno specificate le modalità di presentazione delle liste per la carica di Consigliere di Amministrazione o Sindaco e in particolare le modalità per l'elezione dell'Amministratore e del Sindaco espressione dei soci di minoranza.

Come sopra ricordato pertanto l'elezione degli organi sociali avverrà secondo le normative di legge e di regolamento in vigore al momento dell'Assemblea, integrate secondo le raccomandazioni del Nuovo Codice nella misura in cui non siano confliggenti con previsioni statutarie.

Il Consiglio di Amministrazione dopo la nomina effettuerà quindi la valutazione circa l'indipendenza dei propri membri rendendo noto al mercato l'esito della verifica, previo controllo del Collegio Sindacale circa la corretta applicazione dei criteri, secondo quanto richiesto dall'art. 3.C. punti 4 e 5 del Nuovo Codice.

Analogamente il Collegio Sindacale, dopo la nomina, procederà ad effettuare la verifica della sussistenza dei requisiti di indipendenza dei propri membri ai sensi del D.Lgs. 24 febbraio 1998 n. 58 e del Nuovo Codice esponendo l'esito nella prossima relazione del governo societario.

Successivamente alla nomina, il Consiglio di Amministrazione dovrà altresì procedere al rinnovo dei comitati interni determinandone i relativi poteri sulla base delle mansioni dettagliate nel Nuovo Codice ed in conformità a quanto stabilito nello Statuto.

Con riferimento, in particolare, al Comitato per il controllo interno il Consiglio di Amministrazione, dopo aver stabilito le linee di indirizzo per la individuazione dei rischi aziendali, indicherà un Amministratore esecutivo che sovrintenderà tale funzione e, su proposta di questo, procederà alla nomina del preposto al controllo interno definendone il compenso.

Nel corso dell'esercizio, considerate le limitazioni agli altri incarichi che Consob fisserà con riferimenti ai membri degli organi di controllo, il Consiglio di Amministrazione esprimerà il proprio orientamento in merito al numero massimo di incarichi di amministratore o sindaco che i Consiglieri di Amministrazione possono ricoprire in altre società affinché questi siano in grado di svolgere efficacemente l'incarico di amministratore.

Il Consiglio di Amministrazione rinnovato inoltre, sentito il Comitato Audit, verificherà ed eventualmente provvederà ad aggiornare la procedura per l'effettuazione di operazioni in presenza di interessi propri e degli Amministratori o con parti correlate che definisca i criteri per individuare le operazioni alla luce delle indicazioni del Nuovo Codice coinvolgendo nel procedimento di approvazione delle stesse, il predetto comitato.

Milano, 20 marzo 2007

Il Presidente del Consiglio di Amministrazione
Luca Garavoglia

TABELLA 1: STRUTTURA DEL CONSIGLIO DI AMMINISTRAZIONE E DEI COMITATI

Consiglio di Amministrazione							Comitato Audit		Comitato Remunerazione e Nomine	
Carica	Componenti	Esecutivi	Non esecutivi	Indipendenti	****	Numero di altri incarichi **	***	****	***	****
Presidente	Luca Garavoglia				100%	1				
Amministratore delegato	Paolo Marchesini	X			100%					
Amministratore delegato	Stefano Saccardi	X			100%					
Amministratore delegato	Vincenzo Visone	X			100%					
Amministratore	Cesare Ferrero		X	X	83%	17	X	83%		
Amministratore	Franzo Grande Stevens		X	X	83%	8			X	100%
Amministratore	Pierleone Ottolenghi		X	X	83%					
Amministratore	Marco Pasquale Perelli-Cippo		X		83%				X	66%
Amministratore	Giovanni Rubboli		X	X	100%		X	83%	X	100%
Amministratore	Renato Ruggiero		X	X	67%	3				
Amministratore	Anton Machiel Zondervan		X	X	100%	1	X	100%		

Numero complessivo delle riunioni svolte durante l'esercizio di riferimento	Consiglio di Amministrazione: 6	Comitato Controllo Interno: 6	Comitato Remunerazioni e Nomine: 3

NOTE

* La presenza dell'asterisco indica se l'Amministratore è stato designato attraverso liste presentate dalla minoranza.

** In questa colonna è indicato il numero di incarichi di Amministratore o Sindaco ricoperti dal soggetto interessato in altre società quotate in mercati regolamentati, anche esteri, in società finanziarie, bancarie, assicurative o di rilevanti dimensioni; nella Relazione sulla *corporate governance* gli incarichi sono indicati per esteso.

*** In questa colonna è indicata con una "X" l'appartenenza del membro del Consiglio di Amministrazione al Comitato.

**** In questa colonna è indicata la percentuale di partecipazione degli Amministratori rispettivamente alle riunioni del Consiglio di Amministrazione e dei Comitati secondo la loro composizione al 31 dicembre 2006; la percentuale relativa alle presenze di Pierleone Ottolenghi si riferisce al numero di sedute sino alle dimissioni.

TABELLA 2: COLLEGIO SINDACALE

Carica	Componenti	Percentuale di partecipazione alle riunioni del Collegio	Numero altri incarichi**
Presidente	Umberto Tracanella	100%	1
Sindaco effettivo	Alberto Lazzarini	100%	1
Sindaco effettivo	Antonio Ortolani	100%	2
Sindaco supplente	Alberto Giarrizzo Garofalo	–	1
Sindaco supplente	Giuseppe Pajardi	–	
Sindaco supplente	Paolo Proserpio	–	

Numero riunioni svolte durante l'esercizio di riferimento: 5

Ai sensi dell'articolo 27 dello Statuto hanno diritto a presentare le liste gli azionisti che, da soli o insieme ad altri, siano complessivamente titolari di azioni con diritto di voto rappresentanti almeno il 5% del capitale con diritto di voto nell'Assemblea ordinaria.

NOTE

* L'asterisco indica se il Sindaco è stato designato attraverso liste presentate dalla minoranza.

** In questa colonna è indicato il numero di incarichi di Amministratore o Sindaco ricoperti dal soggetto interessato in altre società quotate in mercati regolamentati italiani; nella Relazione sulla *corporate governance* gli incarichi sono indicati per esteso.

TABELLA 3: ALTRE PREVISIONI DEL CODICE DI AUTODISCIPLINA

	Si	No	Sintesi delle motivazioni dell'eventuale scostamento dalle raccomandazioni del Codice
Sistema delle deleghe e operazioni con parti correlate			
Il Consiglio di Amministrazione ha attribuito deleghe definendone:			
a) limiti	X		
b) modalità d'esercizio	X		
c) e periodicità dell'informativa		X	La periodicità dell'informativa è indicata nello Statuto sociale.
Il Consiglio di Amministrazione si è riservato l'esame e approvazione delle operazioni aventi un particolare rilievo economico, patrimoniale e finanziario (incluse le operazioni con parti correlate)?	X		
Il Consiglio di Amministrazione ha definito linee-guida e criteri per l'identificazione delle operazioni "significative"?		X	Si ritiene che le soglie indicate nelle deleghe agli Amministratori delegati consentano comunque al Consiglio di Amministrazione di deliberare sempre le operazioni più significative.
Le linee-guida e i criteri di cui sopra sono descritti nella relazione?	X		
Il Consiglio di Amministrazione ha definito apposite procedure per l'esame e approvazione delle operazioni con parti correlate?	X		
Le procedure per l'approvazione delle operazioni con parti correlate sono descritte nella relazione?	X		
Procedure della più recente nomina di Amministratori e Sindaci			
Il deposito delle candidature alla carica di Amministratore è avvenuto con almeno dieci giorni di anticipo?	X		
Le candidature alla carica di Amministratore erano accompagnate da esauriente informativa?	X		
Le candidature alla carica di Amministratore erano accompagnate dall'indicazione dell'idoneità a qualificarsi come indipendenti?	X		
Il deposito delle candidature alla carica di Sindaco è avvenuto con almeno dieci giorni di anticipo?	X		
Le candidature alla carica di Sindaco erano accompagnate da esauriente informativa?	X		
Assemblee			
La società ha approvato un Regolamento di Assemblea?	X		
Il Regolamento è allegato alla relazione (o è indicato dove esso è ottenibile/scaricabile)?		X	Il Regolamento è disponibile presso la sede della Società.
Controllo interno			
La società ha nominato i preposti al controllo interno?	X		
I preposti sono gerarchicamente non dipendenti da responsabili di aree operative?	X		
Unità organizzativa preposta del controllo interno (*ex* articolo 9.3 del Precedente Codice)	Group Internal Auditor		
Investor relations			
La società ha nominato un responsabile *investor relations*?	X		
Unità organizzativa e riferimenti (indirizzo/telefono/*fax*/*e-mail*) del responsabile *investor relations*	Investor Relations Manager Via Filippo Turati, 27 20121 Milano Telefono 02.6225330 - fax 02.6225479 e-mail: investor.relations@campari.com		

ERNST & YOUNG ■ Reconta Ernst & Young S.p.A.

DAVIDE CAMPARI – MILANO S.p.A.

BILANCIO CONSOLIDATO AL 31 DICEMBRE 2006

RELAZIONE DELLA SOCIETA' DI REVISIONE
ai sensi dell'art. 156 del D.Lgs. 24.2.1998, n. 58

ERNST & YOUNG

■ Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

■ Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

Relazione della società di revisione
ai sensi dell'art. 156 del D.Lgs. 24.2.1998, n. 58

Agli Azionisti
della Davide Campari - Milano S.p.A.

1. Abbiamo svolto la revisione contabile del bilancio consolidato, costituito dallo stato patrimoniale, dal conto economico, dal prospetto dei movimenti del patrimonio netto, dal rendiconto finanziario e dalle relative note esplicative, della Davide Campari - Milano S.p.A. e sue controllate ("Gruppo Campari"), chiuso al 31 dicembre 2006. La responsabilità della redazione del bilancio compete agli amministratori della Davide Campari – Milano S.p.A.. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2. Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio consolidato sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

   Per il giudizio relativo al bilancio consolidato dell'esercizio precedente, i cui dati sono presentati ai fini comparativi, si fa riferimento alla relazione da noi emessa in data 7 aprile 2006.

3. A nostro giudizio, il bilancio consolidato della Davide Campari - Milano S.p.A. al 31 dicembre 2006 è conforme agli International Financial Reporting Standards adottati dall'Unione Europea, nonché ai provvedimenti emanati in attuazione dell'art. 9 del D.Lgs. n. 38/2005; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria, il risultato economico, le variazioni del patrimonio netto ed i flussi di cassa del Gruppo Campari per l'esercizio chiuso a tale data.

Milano, 5 aprile 2007

Reconta Ernst & Young S.p.A.

Pellegrino Libroia
(Socio)

■ Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.259.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la CC.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

DAVIDE CAMPARI MILANO S.p.A.

sede in via Filippo Turati, 27 - MILANO

Capitale Sociale 29.040.000 Euro

Codice Fiscale - Registro Imprese 06672120158 - REA n. 1112227

Relazione del Collegio dei Sindaci sul Bilancio Consolidato di gruppo al 31/12/2006 ai sensi dell'art. 41 del D. Lgs. 9/4/1991, n.127

_ * * * * * _

Ai soci dell'impresa capogruppo Davide Campari Milano S.p.a..

Nell'ambito dei nostri compiti abbiamo controllato, ai sensi dell'art. 41 del D.Lgs. 127/91, il bilancio consolidato della capogruppo Davide Campari Milano S.p.a. al 31/12/2006 redatto secondo i principi internazionali IAS/IFRS, giusta la previsione legislativa 28/2/2005 n. 38 in esecuzione del Regolamento Comunitario n. 1606 del 18/7/2002. Il bilancio al 31/12/2006 chiude con un risultato netto di Euro/migliaia 120.292 (di cui Euro/migliaia 3.234 di spettanza di terzi), un totale attivo di Euro/migliaia 1.726.058, un patrimonio netto di Euro/migliaia 797.782 (di cui 1.895 attribuibile a terzi), mentre non figurano più conti d'ordine in quanto l'adozione degli IAS ne comporta o il recepimento quale debito in bilancio ovvero la sola descrizione quale impegno; ciò è quanto rappresentato nel bilancio e nei documenti di accompagnamento sottoposti al vostro esame.

A) Controllo del bilancio consolidato

1. Il nostro esame è stato svolto secondo i principi di comportamento del Collegio sindacale enunciati dal Consiglio Nazionale dei Dottori Commercialisti e, in conformità a tali principi, abbiamo fatto riferimento alle norme di legge che disciplinano il bilancio consolidato, interpretate e integrate dai corretti principi contabili enunciati dal Consiglio Nazionale dei Dottori Commercialisti e alle indicazioni Consob di volta in volta rilevanti, nonché ai principi contabili internazionali IAS/IFRS giusta la previsione legislativa 28/2/2005 n. 38 in

esecuzione del Regolamento Comunitario n. 1606 del 18/7/2002 nell'interpretazione fornita dall'O.I.C. (Organismo Internazionale della Contabilità);

2. I bilanci delle società controllate sono stati assoggettati a controllo legale dai rispettivi Collegi Sindacali per quanto concerne le società italiane, e comunque al controllo contabile da parte della società di revisione Reconta Ernst & Young S.p.a quale revisore principale.

   Su tali bilanci non abbiamo svolto alcun controllo diretto in quanto non di nostra competenza e, pertanto, il nostro giudizio è limitato a quanto concerne il consolidamento.

3. Abbiamo esaminato il perimetro di consolidamento e abbiamo rilevato che tutte le imprese controllate sono state consolidate con il metodo integrale e che le società a controllo congiunto e le imprese collegate sono state valutate con il metodo del patrimonio netto.

4. I principi di consolidamento adottati sono conformi a quanto previsto dall'art. 31 D. Lgs. n. 127/91, e in particolare:

   - la definizione dell'area di consolidamento è fatta nel rispetto dei principi dettati dagli artt. 26 e 28 del D. Lgs. n. 127/91;
   - la data di riferimento del bilancio consolidato coincide con la data di chiusura del bilancio di esercizio della capogruppo (31/12/2006), ed il bilancio è basato sui bilanci delle società incluse nell'area di consolidamento chiusi alla stessa data, ad eccezione della società Summa S.L. che, per motivi legati al proprio socio di maggioranza, chiude annualmente il proprio bilancio al 30 settembre e predispone una situazione al 31 dicembre ai soli fini del bilancio consolidato del Gruppo Campari;
   - le attività e le passività, gli oneri e i proventi delle imprese consolidate sono stati assunti integralmente nel bilancio consolidato; il valore contabile delle partecipazioni è stato eliminato a fronte della corrispondente frazione di

2

patrimonio netto delle imprese partecipate, attribuendo ai singoli elementi dell'attivo e del passivo patrimoniale il loro valore corrente alla data di acquisizione del controllo. L'eventuale differenza residua, se positiva, è stata iscritta alla voce dell'attivo Avviamento; se negativa, è stata rilevata a conto economico;

- le quote del patrimonio netto di competenza dei soci di minoranza sono iscritte in apposite voci del bilancio; la quota di patrimonio netto dei soci di minoranza è determinata sulla base dei valori correnti attribuiti alle attività e passività alla data di assunzione del controllo, escluso l'eventuale avviamento a essi riferibile.

5. Quanto al metodo di consolidamento si segnala che vengono consolidate con il metodo del patrimonio netto le seguenti partecipazioni non di maggioranza: FIOR BRAND Ltd, International Margue V.o.f., M.C.S. S.c.a.r.l., Summa S.L..
6. Abbiamo avuto informazione dalla Reconta Ernst & Young, società di revisione cui è stato affidato l'incarico di revisione del bilancio consolidato, che la relazione del revisore verrà rilasciata nei termini e che da essa non emergeranno segnalazioni.
7. La documentazione esaminata e le informazioni assunte non evidenziano deviazioni dalle norme di legge che disciplinano il bilancio consolidato integrate dai principi contabili sopra identificati e dalle norme di comportamento del Collegio Sindacale.
8. Quanto alle modalità di redazione e al contenuto della nota integrativa, si dà atto della conformità a quanto disposto degli artt. 29 e 32 Decreto Legislativo n. 127/91, e in particolare che:
   - il bilancio consolidato comprende le situazioni economico - patrimoniali della Capogruppo e delle società controllate italiane e estere sulle quali la Capogruppo esercita, direttamente od indirettamente, il controllo così come definito dallo IAS 27 - Bilancio consolidato;
   - sono stati applicati i principi IAS/IFRS in vigore alla data di chiusura dell'esercizio e interpretati, quanto alla loro applicazione dall'O.I.C.;

- l'utilizzo del metodo del fair value così come previsto o consentito dai principi IAS/IFRS costituisce cambiamento di principio ma non deroga ai principi in quanto avviene in applicazione di una norma di legge. Gli amministratori danno conto dei relativi effetti;
- sono state rispettate le strutture previste dai relativi principi contabili internazionali per la redazione dello stato patrimoniale, del conto economico e della nota integrativa. In particolare il conto economico è classificato per destinazione e lo stato patrimoniale è basato sulla divisione tra attività e passività correnti e non correnti;
- la nota integrativa è stata redatta rispettando il contenuto previsto dall'art. 38 del D. Lgs. n. 127/91; in particolare l'indicazione dei soggetti e il metodo di consolidamento prescelti sono conformi alle indicazioni richieste dall'art. 39 dello stesso decreto e gli amministratori informano in modo compiuto sulla modalità di consolidamento così come sull'analisi delle singole voci e, nella relazione sulla gestione, sui fatti più rilevanti anche con riferimento agli accadimenti intervenuti dopo la chiusura dell'esercizio;

  I criteri di valutazione sono stati applicati in modo uniforme e non si sono verificate situazioni o casi eccezionali che abbiano richiesto l'esercizio di deroghe ai sensi art. 29, IV comma, D. Lgs. n. 127/91; in tale contesto essi non hanno subito modifiche rispetto al passato esercizio.

9. In particolare i principi IAS/IFRS che hanno trovato applicazione nel bilancio consolidato sono prevalentemente i seguenti:
   - IAS 27: bilancio consolidato;
   - IAS 14: informativa di settore;
   - IAS 39: rilevazione e valutazione strumenti finanziari;
   - IAS 32: esposizione ed informazione di tale applicazione;
   - IAS 21: trattamento ed effetti delle variazioni cambi e valute;

- IAS 38: attività immateriali;
- IAS 33: informativa utile per azione;
- IFRS 2: benefici ai dipendenti.

Per tutte tali applicazioni la nota integrativa fornisce informazioni in merito alla loro natura, operatività ed effetti.

10. A nostro giudizio, il sopramenzionato bilancio consolidato esprime nel suo complesso in modo corretto la situazione patrimoniale e finanziaria ed il risultato economico del gruppo Davide Campari Milano S.p.a. per l'esercizio chiuso il 31/12/2006, in conformità alle norme che disciplinano il bilancio consolidato richiamate al punto a) 1.

B) Controllo della relazione sulla gestione

1. La relazione degli amministratori sull'andamento della gestione, che correda il bilancio consolidato, è stata da noi controllata al fine di verificarne il rispetto del contenuto minimale previsto dall'art. 40 del D. Lgs. 127/91 e per accertarne la congruenza con il bilancio consolidato, così come previsto dall'art. 41 del D. Lgs. 127/91.
2. Sulla base dei controlli effettuati, il Collegio ritiene che la relazione sulla gestione del gruppo sia corretta e risulti coerente col bilancio consolidato.

Milano, 5 aprile 2007

Il Presidente del Collegio

Avv. Umberto Tracanella

I Sindaci effettivi

Dott. Antonio Ortolani

Dott. Alberto Lazzarini



CONSOLIDATED ACCOUNTS FOR THE YEAR ENDING
31 DECEMBER 2006

"In 2006 the results we achieved were positive and in line with our objectives. Going forward, we remain confident on a positive performance of our business"

ENZO VISONE
Chief Executive Officer

CONTENTS

HIGHLIGHTS

	2006 € million	2005 € million	% change	% change at constant exchange rates
Net sales	**932.4**	**809.9**	**15.1%**	**14.4%**
Trading profit	256.9	234.8	9.4%	8.8%
EBITDA before one-offs	210.6	196.6	7.1%	6.8%
EBITDA	209.7	201.3	4.2%	3.9%
EBIT before one-offs	191.4	179.1	6.8%	6.5%
EBIT	**190.5**	**183.9**	**3.6%**	**3.3%**
ROS % (1)	**20.4%**	**22.7%**		
Profit before tax	175.5	174.2	0.7%	0.3%
Group net profit and minorities' profit	120.3	123.0	–2.2%	–2.9%
Group net profit	**117.1**	**118.0**	**–0.8%**	**–1.4%**
Earnings per share (€)	**0.41**	**0.42**	**–2.4%**	
Average number of employees	1,605	1,536	4.5%	
Free cash flow	93.4	82.1		
Acquisitions of companies and trademarks	(179.4)	(130.7)		
Net debt	379.5	371.4		
Group shareholders' equity and minorities' equity	797.8	695.8		
Fixed assets	990.3	925.7		
ROI % (2)	**19.2%**	**19.9%**		

(1) EBIT/net sales.
(2) EBIT/fixed assets.

CORPORATE OFFICERS

BOARD OF DIRECTORS (1)

Luca Garavoglia
Chairman

Vincenzo Visone
Managing Director and Chief Executive Officer

Stefano Saccardi
Managing Director
and Legal Affairs and Business Development Officer

Paolo Marchesini
Managing Director and Chief Financial Officer

Cesare Ferrero (2)
Director and member of the Audit Commitee

Franzo Grande Stevens (3)
Director and member of the Remuneration and Appointments Committee

Marco P. Perelli-Cippo
Director and member of the Remuneration and Appointments Committee

Giovanni Rubboli (2) (3)
Director, member of the Audit Committee
and member of the Remuneration and Appointments Committee

Renato Ruggiero
Director

Anton Machiel Zondervan (2)
Director and member of the Audit Committee

At the shareholders' meeting held on 29 April 2004, Luca Garavoglia was confirmed as Chairman for three years until the approval of the 2006 accounts and granted powers in accordance with the law and the company's articles of association.
A reduction in the number of Directors from 14 to 11 was also approved.
With the resolutions passed on 10 May 2004 and 21 March 2005 (powers in respect of environmental and health and safety matters), the Board of Directors vested Managing Directors Vincenzo Visone, Stefano Saccardi and Paolo Marchesini with the following powers for three years until approval of the 2006 accounts:
- with individual signature: powers of ordinary representation and management, within the value or time limits established for each type of function;
- with joint signature: powers of representation and management for specific types of function, within value or time limits deemed to fall outside ordinary activities.

BOARD OF STATUTORY AUDITORS (4)

Umberto Tracanella
Chairman

Antonio Ortolani
Statutory Auditor

Alberto Lazzarini
Statutory Auditor

Alberto Garofalo
Deputy Auditor

Giuseppe Pajardi
Deputy Auditor

Paolo Proserpio
Deputy Auditor

INDEPENDENT AUDITORS (5)
Reconta Ernst & Young S.p.A.

1) In post until approval of the 2006 accounts, in accordance with the resolution of the shareholders' meeting held on 29 April 2004.
Director Pierleone Ottolenghi tendered his resignation on 9 November 2006.
(2) Member of the Audit Committee nominated by the Board of Directors on 10 May 2004, in post until approval of the 2006 accounts.
(3) Member of the Remuneration and Appointments Committee nominated by the Board of Directors on 10 May 2004, in post until approval of the 2006 accounts.
(4) In post until approval of the 2006 accounts, in accordance with the resolution of the shareholders' meeting held on 29 April 2004.
(5) Appointed to audit the 2004, 2005 and 2006 accounts by the shareholders' meeting of 29 April 2004.


CAMPARI

SIGNIFICANT EVENTS DURING THE YEAR

Distribution of the C&C and Midori brands in the United States

The Group's US portfolio was extended at the start of January 2006 following the conclusion of two major distribution agreements by Skyy Spirits, LLC, relating to prestigious international brands owned by the Suntory group (notably Midori, a melon-flavoured liqueur) and C&C group (including Carolans Irish Cream, a whiskey-based cream liqueur, the Irish whiskey Tullamore Dew and the Irish Mist liqueur).

The distribution agreement with C&C covers a number of other markets besides the US, including Brazil.

Reorganisation of sales network in Italy

The Group launched a drive to rationalise its Italian sales networks at the start of 2006.

The project entailed the creation of two separate sales organisations, one focusing on spirits and non-alcoholic beverages and controlled by Campari Italia S.p.A.; the other dedicated mainly to the distribution of wines and managed by Sella & Mosca S.p.A. in Sardinia and by Sella & Mosca Commerciale S.r.l. elsewhere in Italy.

As part of this reorganisation, Barbero 1891 S.p.A. discontinued its sales and distribution activities.

Acquisition of Glen Grant, Old Smuggler and Braemar

The Campari Group completed the acquisition of the Glen Grant, Old Smuggler and Braemar Scotch whisky brands from the Pernod Ricard group on 15 March 2006.

The acquisition of Glen Grant, which followed an agreement announced on 22 December 2005, was part of a programme of disposals imposed on Pernod Ricard by the European Commission following its acquisition of Allied Domecq.

Under the terms of the agreement, the Campari Group acquired the three aforementioned brands, the related inventory (including finished products and stock in the ageing process) and the Glen Grant distillery in Rothes, Scotland.

The price of the transaction was around € 130 million – € 115 million for Glen Grant (equivalent to 9.2x the brand's contribution margin in 2004) and € 15 million for Old Smuggler and Braemar (equivalent to 2.5x the brands' contribution margin in 2004).

Sesto San Giovanni site

In early June 2006, the local authority of Sesto San Giovanni definitively approved the integrated programme of action put forward by the Campari Group for the urban regeneration of its former site.

The local authority ruling was implemented at the end of July when it was published in the Regional Official Bulletin.

On 20 September 2006, the agreement governing dealings with the Sesto San Giovanni local authority for the urban regeneration and construction of new buildings was signed.

On 4 October 2006, demolition work began on the industrial buildings, and on 12 October, the Group submitted a building application.

The work began as scheduled in January 2007, and the construction of the new buildings is likely to be completed within two years.

Merger of Barbero 1891 S.p.A. into Davide Campari-Milano S.p.A.

On 6 September 2006, the Board of Directors of Barbero 1891 S.p.A. approved the proposed merger of Barbero 1891 S.p.A. into Davide Campari-Milano S.p.A; the proposal was subsequently approved by the Board of Directors of Davide Campari-Milano S.p.A. on 11 September 2006.

On 8 November 2006, the merger was formally approved by the respective Boards of Directors pursuant to article 2502 of the Italian civil code; the merger deed, drawn up on 20 November 2006, provided for the merger to become effective on 1 December 2006 (backdated for tax purposes to 1 January 2006).

Acquisition of a further 11% of Skyy Spirits, LLC

The purchase of a further 11% of Skyy Spirits, LLC was completed on 2 November 2006, taking the Group's stake in the US company to 100%.

The cost of the transaction was US$ 62 million (equivalent to € 49 million at the exchange rate in force on the date of the transaction).

In order to complete the acquisition, the Group exercised its call / put options in accordance with the terms agreed in January 2002 when the Group acquired a majority shareholding in the company.

The transaction was completed in advance of the original deadline of 2007 following an agreement between the parties.

The acquisition was paid for in cash using the Group's own funds.

The transaction price, calculated on the basis of average results obtained in the last five years, in line with the terms of the agreement signed in January 2002, equates to a multiple of less than 10x the pre-tax profit generated by Skyy Spirits, LLC in 2005.

Termination of the distribution contract for Lipton Ice Tea

Campari Italia S.p.A. and Unilever agreed not to renew the distribution contract for products under the Lipton Ice Tea brand, which expired at the end of December 2006.

The change of distributor for the Italian market is a consequence of the agreements struck by Unilever and the PepsiCo group, which are already operational in the US and on some European markets.

Net sales of Lipton Ice Tea, which was sold on the Italian market only and offered very limited profitability, totalled € 30.0 million in 2006.

COMMENTS ON THE ANNUAL RESULTS

Sales performance

Introduction

As previously, the sales figures for 2006 and 2005 are reported net of excise duties and trade discounts, in accordance with IAS 18.

In addition, sales figures are expressed in million euro; in certain cases, this rounding may have resulted in minor inconsistencies, since all changes and percentages are calculated using the original amounts, which are expressed in thousand euro.

Overall performance

Consolidated net sales totalled € 932.4 million in 2006, an increase of 15.1% on the previous year.

This increase resulted from organic growth of 4.6%, external growth of 9.9% and a positive exchange rate effect of 0.7 %.

Breakdown of change in sales	€ million	% change on 2005
– net sales 1 January-31 December 2006	932.4	
– net sales 1 January-31 December 2005	809.9	
Total change	**122.4**	**15.1%**
of which:		
organic growth before exchange rate effect	37.1	4.6%
external growth	79.8	9.9%
exchange rate effect	5.6	0.7%
Total change	**122.4**	**15.1%**

Organic growth came from a positive performance in all three areas of the business (spirits, wines and soft drinks), and almost all of the Group's main brands.

Notably, SKYY Vodka, Aperol and Cinzano sparkling wines recorded double-digit growth, while Campari, Crodino and Cinzano vermouth all posted year-on-year increases.

External growth totalled € 79.8 million (see table below), of which € 31.1 million came from new acquisitions and € 48.6 million from sales of third-party brands covered by new distribution agreements.

As regards new acquisitions, sales of the Scotch whisky brands Glen Grant, Old Smuggler and Braemar were included for nine months of the year (consolidated from 15 March 2006, the date on which the acquisition was finalised), while sales of Teruzzi & Puthod wines were included for the full year (consolidated from 1 January).

With regard to third-party brands, in May 2005 the Group began distributing Jack Daniel's and other Brown-Forman brands on the Italian market, plus Martin Miller's ultra premium gin (owned by Reformed Spirits Company Ltd.) on the US market.

Sales of these brands for the first half of 2006 are therefore included under external sales.

In addition, at the start of 2006, the Group began distributing Midori (a melon-flavoured liqueur owned by the Suntory group) and the C&C Group's spirits brands (Carolans, Tullamore Dew and Irish Mist) in the US.

The new agreement with the C&C Group also covers Brazil where, in addition to the aforementioned brands, the Campari Group is now distributing the liqueur Frangelico.

In October 2006, the Group began distributing Russky Standard vodka in a number of key European markets.

Lastly, the distribution of third-party whisky brands on the Brazilian market ended at the beginning of the year, so these were no longer included in the basis of consolidation.

External growth in 2006	€ million
Glen Grant, Old Smuggler and Braemar	26.6
Teruzzi & Puthod	4.5
Sub-total: Group brands	**31.1**
Jack Daniel's and other Brown Forman brands	7.9
C&C Group brands	29.2
Suntory Group brands	13.3
Other third-party brands	0.9
Third-party whisky brands no longer distributed in Brazil	–2.6
Sub-total: third-party brands	**48.7**
Total external growth	**79.8**

Sales were also boosted by a positive exchange rate effect (0.7%), largely in relation to the Brazilian real.

In annual average terms, this currency strengthened by 11.3% year-on-year against the euro, while the US dollar fell by 0.9%.

Exchange rates	2006	2005	% change
US$ x 1 € annual average	1.256	1.245	-0.9%
US$ x 1 € at 31 December	1.317	1.180	-10.4%
BRL x 1 € annual average	2.732	3.040	11.3%
BRL x 1 € at 31 December	2.813	2.743	-2.5%
CHF x 1 € annual average	1.573	1.548	-1.6%
CHF x 1 € at 31 December	1.607	1.555	-3.2%
JPY x 1 € annual average	146.061	136.867	-6.3%
JPY x 1 € at 31 December	156.930	138.900	-11.5%
GBP x 1 € annual average	0.682	0.684	0.3%
GBP x 1 € at 31 December	0.672	0.685	2.1%

The general trend in currency movements over the year was a gradual but significant fall versus the euro.

Specifically, a comparison of exchange rates at 31 December 2005 and 31 December 2006 shows a substantial differential with average exchange rates: the US dollar was down 10.4% versus the euro, and the Brazilian real was 2.5% lower.

Sales by region

Sales in all regions were positive in 2006, with Europe, the Americas and the rest of the world posting double-digit growth.

The biggest increase in sales, of 30.0%, was recorded in the Americas, thanks to a combination of robust organic growth, strong external growth and a moderately positive exchange rate effect.

The first table below shows the breakdown and change for net sales by region, while the second breaks down the overall change in each region by external growth, organic growth and the effect of exchange rate movements.

Sales by region	2006		2005		% change
	€ million	%	€ million	%	2006/2005
Italy	401.4	43.1%	381.5	47.1%	5.2%
Europe	175.2	18.8%	151.7	18.7%	15.5%
Americas	314.6	33.7%	242.0	29.9%	30.0%
Rest of the world and duty free	41.2	4.4%	34.8	4.3%	18.5%
Total	**932.4**	**100.0%**	**809.9**	**100.0%**	**15.1%**

Breakdown of % change in sales by region	Total % change	Of which external growth	Of which organic growth before exchange rate effect	Of which exchange rate effect
Italy	5.2%	4.6%	0.6%	0.0%
Europe	15.5%	11.2%	4.4%	-0.1%
Americas	30.0%	18.2%	9.4%	2.4%
Rest of the world and duty free	18.5%	3.3%	15.4%	-0.1%
Total	**15.1%**	**9.9%**	**4.6%**	**0.7%**

In **Italy**, net sales rose 5.2% year-on-year. The increase comprised external growth of 4.6% and organic growth of 0.6%.

External growth came from both new acquisitions (Glen Grant and Teruzzi & Puthod) and new distribution agreements (Jack Daniel's and other Brown Forman brands).

The existing business put in a positive performance overall, achieving modest growth of 0.6% despite difficult market conditions.

Regarding the main brands, Aperol performed especially well, followed by the Cinzano brands (vermouths as well as sparkling wines), and to a lesser extent, Crodino; while sales of Campari, Cynar, Sella & Mosca wines and the other wine brands fell slightly year-on-year.

Italian sales were again affected, though less so than the previous year, by the ongoing contraction of the ready-to-drink segment, and therefore of Campari Mixx (the fall in sales of this product had a negative effect of 0.4% on organic growth).

In **Europe**, sales increased by 15.5% overall, comprising external growth of 11.2% (Glen Grant, Old Smuggler and Braemar, and Teruzzi & Puthod) and organic growth of 4.4%.

In particular, the positive trend in Germany – the region's biggest market – continued, with organic growth highly satisfactory for all core brands.

The **Americas** posted excellent sales growth of 30.0% in 2006, largely thanks to a significant contribution from external growth (18.2%) and strong organic growth (9.4%).

The tables below give more details of the Group's performance in the Americas.

Sales in the Americas	2006 € million	2006 %	2005 € million	2005 %	% change 2006/2005
US	234.4	74.5%	170.4	70.4%	37.5%
Brazil	69.6	22.1%	61.0	25.2%	14.2%
Other countries	10.6	3.4%	10.6	4.4%	0.2%
Total	**314.6**	**100.0%**	**242.0**	**100.0%**	**30.0%**

Breakdown of % change in sales by region Americas	Total % change	Of which external growth	Of which organic growth before exchange rate effect	Of which exchange rate effect
US	37.5%	26.8%	11.7%	-1.0%
Brazil	14.2%	-2.7%	5.4%	11.4%
Other countries	0.2%	0.2%	-3.7%	3.6%
Total	**30.0%**	**18.2%**	**9.4%**	**2.4%**

Sales in the **United States** were extremely robust, up 37.5% in total.

SKYY Vodka and other brands distributed by the Group posted organic growth of 11.7%, while the new distribution agreements relating to C&C and Suntory group brands (effective as of 1 January 2006) boosted sales by around USD 52 million; these products, together with Old Smuggler (acquired in March 2006), generated external growth of 26.8%.

Sales in **Brazil** were also positive, with organic growth at 5.4%, mainly driven by a good performance from Campari and Dreher aguardiente.

Moreover, total growth in euro was much higher, at 14.2%, thanks to the positive impact of the revaluation of the Brazilian real (11.4%).

The distribution of third-party brands belonging to the William Grant group (Grant's and Glenfiddich), which came to an end at the start of 2006, had a negative effect of 2.7% but this was mitigated by sales of the C&C brands, and from December, of Glen Grant.

The launch of Glen Grant, one of the Group's own brands, strengthens its presence in Brazil's imported whisky segment – a very attractive and potentially strategic market niche.

Overall, sales in **the other countries of the Americas** edged up slightly (+0.2%), although in real terms a positive exchange rate effect masked a fall in sales.

The sales trend in Canada, a key market in the region, continues to be positive.

Rest of the world and duty free sales, which accounted for 4.4% of the Group total, posted overall growth of 18.5%, including organic growth of 15.4%.

Sales on the Chinese market were particularly buoyant, as were duty free sales, which account for around a third of this category's total sales. During the year, a dedicated duty free sales organisation was set up for this business.

Sales by business area

In 2006, all business areas made progress year-on-year.

The strongest growth was generated by spirits and wines, which were boosted by higher organic growth and positive external growth as a result of new acquisitions and distribution agreements.

The first of the two tables below shows the change in net sales by business area, while the second breaks down the overall change by external growth, organic growth and the effect of exchange rate movements.

Net sales by segment	2006		2005		% change
	€ million	%	€ million	%	2006/2005
Spirits	657.1	70.5%	551.5	68.1%	19.1%
Wines	134.9	14.5%	125.2	15.5%	7.8%
Soft drinks	128.0	13.7%	124.9	15.4%	2.4%
Other sales	12.4	1.3%	8.3	1.0%	49.1%
Total	**932.4**	**100.0%**	**809.9**	**100.0%**	**15.1%**

Breakdown of % change in net sales by segment	Total % change	Of which external growth	Of which organic growth before exchange rate effect	Of which exchange rate effect
Spirits	19.1%	12.9%	5.3%	0.9%
Wines	7.8%	3.6%	3.9%	0.3%
Soft drinks	2.4%	0.0%	2.4%	0.0%
Other sales	49.1%	52.4%	–3.8%	0.5%
Total	**15.1%**	**9.9%**	**4.6%**	**0.7%**

Spirits

Net sales of spirits totalled € 657.1 million. Year-on-year overall growth in this segment (19.1%) pushed its contribution to total sales above 70%.

A major contribution to this performance (€ 70.9 million) came from external growth (+12.9% year-on-year), while the exchange rate effect was slightly positive, at 0.9%.

Organic growth was 5.3%; please see the comments on the main brands below for more details.

Net sales of **Campari** went up by 1.3% at constant exchange rates (2.6% at actual exchange rates, mainly as a result of the revaluation of the Brazilian real).

The last quarter of the year saw no change in trend in the three main markets, with Germany and Brazil posting positive results and a slight contraction in Italy.

The weak performance in Italy was mainly due to the unfavourable comparison with 2005, when the previously announced increase in excise duties boosted orders at the end of the year, as well as to the lacklustre economy, which impacted on consumption in bars and restaurants.

The **SKYY** brand (including the core SKYY Vodka brand and the flavoured vodka range) again achieved excellent results, with organic growth of 12.0% at constant exchange rates (11.3% at actual exchange rates), thanks to buoyant sales in both the US and internationally.

In Italy, the SKYY brand continues to record double-digit growth on a regular basis: overall growth was 10.8% year-on-year in 2006, with the core brand posting an advance in sales, while sales of the flavoured range remained stable.

In the export markets, which represent around 15% of total sales volumes, growth continued to be robust, at over 20%; the most important international markets in terms of size and growth rates at present are Canada, Australia, Italy and Germany.

Sales of **CampariSoda**, which are almost entirely recorded in Italy, were down slightly year-on-year (-0.1%), despite benefiting from a positive trend in the second half, helped by a new TV ad campaign from September.

In 2006, **Aperol** sales increased by 19.9%. The brand has recorded uninterrupted double-digit growth since its acquisition in 2003.

This performance was driven by strong and sustained growth in consumption on the Italian market, which accounts for 90% of the brand's sales, as well as a significant rise in exports, which are posting attractive growth rates, both in established (Germany) and new markets (the US).

Sales of **Aperol Soda** (+11.2%) were also very positive. This brand is sold exclusively on the Italian market; in this case too, the resumption of the advertising campaign, with a new TV ad broadcast in the second half of the year, undoubtedly contributed to the improvement.

Sales of Group brands in Brazil grew by 8.6% overall in local currency, or 20.9% at actual exchange rates, thanks to the sharp rise in value of the Brazilian real.

Dreher aguardiente again performed well, while sales of **admix whiskies** (Old Eight and Drury's) fell slightly year-on-year.

Sales of **Ouzo 12** rose by 10.3% overall, thanks to the excellent result achieved on the German market, where spending on advertising helped produce a better than expected performance.

In Greece, however, difficult market conditions led to a fall in sales of this brand.

Sales of **Cynar** fell by 12.3% versus last year (-10.6% at actual exchange rates) as a result of a negative sales performance in both Brazil and Italy, the brand's two main markets.

Campari Mixx suffered another setback due to the significant contraction of the Italian ready-to-drink market, with market share unchanged but sales down by 40.3%.

Although the importance of this brand within the spirits segment had fallen significantly by the end of the year from its prominent position in 2003, the sales slump in 2006 had a negative effect of just 1.3% on the organic growth of the segment as a whole.

The performance of **third-party brands** is summarised below:

- 1800 Tequila sales on the US market rose by 15.7% at constant exchange rates;
- sales of Scotch whiskies edged up by 0.2% at constant exchange rates, largely driven by the performance of Cutty Sark in the US;
- sales of Jägermeister, which are almost entirely recorded on the Italian market, fell by 0.9%;
- sales of Grand Marnier, distributed in Germany, Italy and Switzerland, were down 0.1%.

Wines

Net wine sales were € 134.9 million, an increase of 7.8% compared to the same period of 2005; this comprised organic growth of 3.9%, a contribution of 3.6% from Teruzzi & Puthod wines (consolidated from January 2006) and a positive exchange rate effect of 0.3%.

Regarding the main brands, **Cinzano sparkling wines** performed especially well, showing organic growth of 13.6% (13.5% at actual exchange rates), thanks to good results in the two main markets, Germany and Italy, which both recorded double-digit growth.

In Germany, where the range was relaunched with new packaging and expanded to include new types of sparkling wine, the sales figure reflected an increase in consumption and an improvement in the wine's market share.

However, in Italy – a more competitive and difficult market because of stagnating consumption and the heavy concentration of sales around the Christmas period – sales of Cinzano sparkling wines were very positive thanks to balanced investment in advertising and promotion.

2006 was a positive year for sales of **Cinzano vermouths**: after regaining the ground lost in the first half of the year, these products showed growth of 4.2% at the year end at constant exchange rates (+5.1% at actual exchange rates).

Russia confirmed its status as key growth market for this brand, together with Italy and many other markets that have now reached significant sales levels.

Sella & Mosca wines fell by 3.2% (-3.0% at constant exchange rates), due to stagnating consumption in Italy and to export delays.

Despite this, the new sales organisation is expected to boost growth in this brand in 2007.

As regards the Group's other brands, sales of **Mondoro** sparkling wine and the Brazilian wine **Liebfraumilch** increased, while sales of **Riccadonna** sparkling wines and **Cantina Serafino** wines declined.

Mondoro continues to show healthy growth in Russia, its main market, where it is strengthening its position in the premium sparkling wines segment.

Soft drinks

Soft drinks posted net sales of € 128.0 million in 2006, a rise of 2.4% on the previous year.

In this segment, sales of the Group's main brand, the non-alcoholic drink **Crodino**, increased by 1.9%.

Sales of the **Lemonsoda, Oransoda and Pelmosoda** range rose by 1.6% compared to the previous year, while mineral waters and the other soft drinks fell overall by 6.5%.

Growth for **Lipton Ice Tea** was **6.9%**: the contract for distribution of this third-party brand ended in December 2006.

Other sales

This minor segment, which complements others, includes revenues from co-packing and sales to third parties of raw materials and semi-finished goods.

In 2006, "other sales" totalled € 12.4 million, equating to an overall advance of 49.1%, wholly due to external growth.

Sales of new filling, i.e. the malt distillate produced and sold by the Glen Grant Distillery Company Ltd to the Pernod Ricard Group pursuant to the agreements concluded at the time of the Glen Grant acquisition have been included under this segment since 15 March 2006.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	31 December 2006		31 December 2005		Change
	€ million	%	€ million	%	%
Net sales	**932.4**	**100.0%**	**809.9**	**100.0%**	**15.1%**
Cost of goods sold	(410.2)	–44.0%	(345.1)	–42.6%	18.9%
Gross profit	**522.2**	**56.0%**	**464.9**	**57.4%**	**12.3%**
Advertising and promotional costs	(163.1)	–17.5%	(139.7)	–17.3%	16.7%
Sales and distribution costs	(102.1)	–11.0%	(90.3)	–11.1%	13.1%
Trading profit	**256.9**	**27.6%**	**234.8**	**29.0%**	**9.4%**
General and administrative expenses and other operating expenses and income	(65.5)	–7.0%	(55.7)	–6.9%	17.7%
EBIT before one-offs	**191.4**	**20.5%**	**179.1**	**22.1%**	**6.8%**
Other one-offs: income and charges	(0.8)	–0.1%	4.7	0.6%	–118.0%
EBIT	**190.5**	**20.4%**	**183.9**	**22.7%**	**3.6%**
Net financial income (charges)	(15.2)	–1.6%	(9.9)	–1.2%	53.3%
Profit (loss) of companies valued at equity	0.2	0.0%	0.3	0.0%	–34.8%
Profit before tax and minority interests	**175.5**	**18.8%**	**174.2**	**21.5%**	**0.7%**
Tax	(55.2)	–5.9%	(51.2)	–6.3%	7.9%
Net profit	**120.3**	**12.9%**	**123.1**	**15.2%**	**–2.2%**
Minority interests	(3.2)	–0.3%	(5.0)	–0.6%	–35.8%
Group net profit	**117.1**	**12.6%**	**118.0**	**14.6%**	**–0.8%**
Depreciation of tangible fixed assets	(17.4)	–1.9%	(15.7)	–1.9%	10.6%
Amortisation of intangible fixed assets	(1.8)	–0.2%	(1.7)	–0.2%	9.3%
Total depreciation and amortisation	**(19.2)**	**–2.1%**	**(17.4)**	**–2.1%**	**10.5%**
EBITDA	**209.7**	**22.5%**	**201.3**	**24.8%**	**4.2%**
EBITDA before one-offs	**210.6**	**22.6%**	**196.6**	**24.3%**	**7.1%**

Net sales in 2006 totalled € 932.4 million, an increase of 15.1% compared to 2005; as explained in the previous paragraph, the total increase was due to organic growth of 4.6%, a change in the basis of consolidation of 9.9% and a 0.7% positive exchange rate effect.

The **cost of goods sold** rose by 1.4% on the previous year, standing at 44.0% of net sales. The increase was wholly due to the first-time consolidation of third-party brands subject to new distribution agreements, which generate lower margins than the Group's own business.

The above-mentioned effect arising from changes in consolidation had a negative impact on the variable component of the cost of goods sold, equivalent to 1.6% as a percentage of sales.

Production costs, which are the main fixed component of the cost of goods sold, fell by 0.4 points as a percentage of sales, thus mitigating the negative effect referred to above.

In absolute terms, production costs increased by 7.8% versus 2005, as although they benefited from the effects of the industrial restructuring programme carried out in Italy, this was offset by the costs of the consolidation of the new businesses acquired (Glen Grant and, to a lesser extent, Teruzzi & Puthod).

Advertising and promotional costs as a percentage of sales were slightly up on the prior year, rising by 0.2%. They stood at 17.5% of sales.

Consolidation of new third-party brands distributed by the Group had a positive impact of 0.2% on margins, while investment in advertising and publicity on Glen Grant had a dilutive effect of 0.4 percentage points.

Sales of Glen Grant in 2006 reflected the fact that distribution only started in mid-March, together with excessive stocks in the distribution channels at the time of purchase: despite this, it was considered appropriate to increase investment in advertising and promotion (including a TV advertising campaign for the Italian market) in order to accelerate growth.

Initial confirmation from the market on the brand's good response to this advertising confirms the effectiveness of this decision.

Stripping out the two above-mentioned effects (-0.2% and +0.4%), advertising and promotional costs for 2006 relating to the Group's organic business were exactly in line with those for 2005, at 17.3%.

Sales and distribution costs as a percentage of sales were largely unchanged, coming out at 11.0% in 2006, compared with 11.1% in 2005.

Distribution costs, which by their nature are almost entirely variable, went up by a similar amount to the growth in sales.

Although sales costs have a larger fixed component, they rose substantially compared to the previous year (+13.0%) following the strengthening of the company's sales, marketing and trade marketing operations.

Specifically, systems were strengthened both in the US to effectively manage the distribution of new brands, and in other international markets considered of key importance for the future development of the Group's core brands.

Conversely, the financial benefits obtained through the reorganisation of the sales network in Italy were partly diluted by one-off costs relating to the complex management of the project.

Trading profit for 2006 was € 256.9 million, rising overall by 9.4% compared to the previous year, due to a 4.0% increase in organic growth, external growth of 4.9% and a positive exchange rate effect of 0.6%.

General and administrative expenses and other operating costs went up by 17.7% in total, and stood at 7.0% of sales, broadly in line with 2005 (6.9%).

The significant increase in absolute terms was due to a number of specific factors: € 2.1 million less operating income versus 2005, a change in the basis of consolidation amounting to 6.5% and a 1.1% exchange rate effect.

Stripping out these factors, organic growth of general and administrative expenses was 6.5%.

Note also that in order to comply with IAS accounting standards, the inclusion of costs relating to the new stock option plan on the profit and loss account gives rise to a further negative effect of 1.8% on the 2006 results.

EBIT before one-offs in 2006 was € 191.4 million, an increase of 6.8% compared to 2005. The EBIT margin narrowed from 22.1% to 20.5%.

With the adoption of the new international accounting standards (IAS 38), the value of consolidation differences and trademarks with an indefinite life may no longer be amortised.

Consequently, "goodwill and trademark amortisation" no longer appears as an item in the profit and loss account prepared using IFRS in the two periods under comparison.

The book values of goodwill and trademarks with an indefinite life are subject to impairment tests at least once a year, in accordance with IAS 36.

Impairment tests carried out on the values of goodwill and trademarks at 31 December 2006 confirmed the book values.

One-offs showed a negative balance of € 0.8 million in the profit and loss account for the year. The most important items included under this heading are:

- a net extraordinary capital gain of € 9.2 million relating to the sale of building land for residential use as part of the integrated programme of action in Sesto San Giovanni (the capital gain was shown net of scrap costs and costs incurred for demolition work undertaken);
- a charge of € 4.8 million, allocated as a restructuring reserve following the Group's decision to cease production at the Sulmona plant;
- a charge of € 2.0 million relating to other future personnel costs;
- a charge of € 1.0 million in anticipation of the demolition of a building adjacent to the Crodo production plant, a charge of € 0.7 million for the reserve for the write-down of real estate and a charge of € 0.3 million for the demolition expenses reserve;
- a charge of € 0.9 million for the write-down of the Termoli plant that formerly operated as a production plant and subsequently as a warehouse.

In 2005, one-offs were positive to the tune of € 4.7 million, mainly due to a capital gain generated by the sale of real estate in Switzerland (€ 1.9 million) and a windfall gain relating to the acquisition made in Brazil in 2001 (€ 2.2 million).

The impact of the change in this item on the group's results between 2005 and 2006 was therefore to reduce operating profit by € 5.5 million.

EBIT was 3.6% higher in 2006 than in 2005, at € 190.5 million, and the EBIT margin was 20.4% (compared with 22.7% in 2005).

Total **depreciation and amortisation** for the period stood at € 19.2 million, a substantial rise on the prior year (+10.5%); as a result, EBITDA before one-offs posted a higher growth rate than EBIT before one-offs, while EBITDA grew more rapidly than EBIT.

EBITDA before one-offs came in at € 210.6 million, up 7.1%. **EBITDA** rose by 4.2% to € 209.7 million.

Net financial charges for 2006 amounted to € 15.2 million, a rise on those reported in 2005 (€ 9.9 million).

The increase in interest expenses stems mainly from increased debt reflecting the two significant acquisitions made during the year: Glen Grant was purchased for around € 130 million, while the Group's minority stake in Skyy Spirits, LLC, was acquired for € 49 million.

The effect of the higher debt was also exacerbated by the hike in interest rates in all the major currencies.

The Group's share in the **profits or losses of companies valued at equity** showed a net profit of € 0.2 million, in line with the result posted in 2005.

Note that the companies accounted for by the equity method are four trading companies that distribute products made by the Group and its partners in the major European markets of Belgium, the Netherlands, the UK and Spain.

Profit before tax and minority interests totalled € 175.5 million, a rise of 0.7% on the previous year.

Taxes for the year were € 55.2 million, an increase of 7.9% compared to the figure of € 51.2 million recorded in 2005.

The increase in the overall tax burden was due to the more than proportional profit growth achieved by Skyy Spirits, LLC, which is subject to a higher tax rate than the Group's average, as well as to recent tax rises in Italy.

Net profit came in at € 120.3 million, a decline of 2.2% on 2005; the slight fall is entirely due to the absence of one-off items of income this year and to higher interest and taxes.

Minority interests (the share of net profit attributable to third parties) came to € 3.2 million, down on the € 5.0 million recorded in 2005.

The reduction in the profit due to minority interests followed the Group's acquisition of the remaining 11% share of the capital of Skyy Spirits, LLC, which thus became 100%-controlled by the Group from November 2006.

Excluding minority interests, the **Group's net profit** for 2006 was € 117.1 million, down 0.8% on the previous year, while its net sales margin was 12.6%.

Profitability by business area

IAS 14 states that financial information should be provided in relation to both business area and region, and that companies must determine which of these is the primary reportable segment, and therefore subject to greater disclosure.

The Campari Group's primary reportable segment is business area, where its results are broken down into spirits, wines, soft drinks and other sales. An analysis of the financial results for each of these four business areas is therefore given.

Trading profit is considered the best measure of the performance of individual areas, as it shows the profitability generated by the revenues and costs directly attributable to individual products.

In 2006, the Group's consolidated trading profit was € 256.9 million, an increase of 9.4% compared to the previous year.

Trading profit	2006		2005		2006/2005
	€ million	% of total	€ million	% of total	% change
Spirits	210.6	82.0%	189.6	80.2%	11.1%
Wines	15.2	5.9%	14.1	6.0%	8.0%
Soft drinks	28.6	11.1%	31.1	13.2%	-8.1%
Other	2.4	0.9%	1.5	0.6%	66.1%
Trading profit - all segments	**256.9**	**100.0%**	**236.3**	**100.0%**	**8.7%**
Unallocated production costs			(1.4)		
Consolidated trading profit	**256.9**		**234.8**		**9.4%**

The table above shows trading profit for each business area, and the change compared with 2005.

The Novi Ligure plant came fully on stream only in late 2005, when the transfer of production of Campari and CampariSoda was completed as planned.

Therefore, although in that year a portion of the production costs for Novi Ligure (€ 1.4 million) was recorded in the Group's profit and loss account, it was not allocated to any brand or thus to any business area.

The rise in the Group's trading profit in 2006 came from spirits, wines and the "other sales" segment. Conversely, soft drinks saw a fall in trading profit, although this remained healthy at over 20% as a percentage of sales.

Spirits

	2006		2005		2006/2005
	€ million	% of segment sales	€ million	% of segment sales	% change
Net sales	657.1	100.0%	551.5	100.0%	19.1%
Gross profit	400.6	61.0%	353.4	64.1%	13.3%
Trading profit	210.6	32.1%	189.6	34.4%	11.1%

Spirits strengthened their position as the Group's core business, generating trading profit of € 210.6 million, up 11.1% on the previous year. This was 32.1% of net sales in the segment.

Spirits also remained the Group's most profitable business, despite the impact of external growth (especially the distribution of new brands), which trimmed 2.3 percentage points off trading profit as a percentage of sales, reducing it from 34.4% to 32.1%).

As regards the effects of external growth, note the table below, which shows that while net sales went up by 12.9%, trading profit rose by only 4.6%.

The new brands being distributed (belonging to Brown Forman, C&C and Suntory), generate naturally lower gross profit than do the Group's spirit brands. Although Glen Grant generates excellent gross profitability, this was lower than the organic result as a result of a one-off factor: advertising costs incurred even though the brand was acquired during the year.

	% of total	Of which organic growth before exchange rate effect	Of which exchange rate effect	Of which in basis of consolidation
Net sales	19.1%	5.3%	0.9%	12.9%
Gross profit	13.3%	4.7%	0.7%	8.0%
Trading profit	11.1%	5.9%	0.6%	4.6%

Looking now at the Group's spirit brands, trading profit registered organic growth of 5.9%, slightly above the 5.3% increase posted by net sales. This was thanks to excellent performances from SKYY Vodka and Aperol.

Wines

The Group's wine brands generated a trading profit of € 15.2 million in 2006, up 8.0% on the previous year. The figure stood at 11.3% of sales, unchanged on 2005.

	2006		2005		2006/2005
	€ million	% of segment sales	€ million	% of segment sales	% change
Net sales	134.9	100.0%	125.2	100.0%	7.8%
Gross profit	60.8	45.1%	53.4	42.6%	14.0%
Trading profit	15.2	11.3%	14.1	11.3%	8.0%

The only change in the basis of consolidation came from the acquisition of Teruzzi & Puthod, which, as the table below shows, added 3.6% to sales and 8.5% to trading profit.

	% of total	Of which organic growth before exchange rate effect	Of which exchange rate effect	Of which in basis of consolidation
Net sales	7.8%	3.9%	0.3%	3.6%
Gross profit	14.0%	10.2%	0.3%	3.5%
Trading profit	8.0%	–1.6%	1.1%	8.5%

Looking at the organic performance, the profitability of the wines business clearly reflects two different trends.

Gross profit went up by 10.2%, a faster pace than the recorded growth in sales (3.9%). This was thanks to lower sales costs, especially fixed costs for the production of vermouths and Cinzano sparkling wines.

Sales and production volumes of these two products were excellent during 2006, and their gross profit improved since fixed costs had a lower impact. In addition, thanks to the entry on stream of the Novi Ligure facility, which occurred only in late 2005, some of the industrial overheads in 2006 were taken up by the production of Campari and CampariSoda, which further benefited the gross profit of the Cinzano brands.

Further down the profit and loss account however, trading profit contracted slightly, by 1.6%, owing to higher advertising and promotional spending for the Cinzano brands, and to a higher proportion of sales costs on the Italian market, where in January 2006 the group created a new sales unit for wines.

Soft drinks

Trading profit for the soft drinks business came out at € 28.6 million (22.4% of net sales), a decrease of 8.1% compared to the previous year.

Profitability in this segment, whose sales are almost totally concentrated in Italy, came entirely from the organic business, since there were no changes in the basis of consolidation in 2006.

	2006		2005		2006/2005
	€ million	% of segment sales	€ million	% of segment sales	% change
Net sales	128.0	100.0%	124.9	100.0%	2.4%
Gross profit	58.0	45.4%	57.7	46.2%	0.6%
Trading profit	28.6	22.4%	31.1	24.9%	–8.1%

While net sales rose by 2.4%, gross profit in the soft drinks business grew less strongly (+0.6%), owing to an unfavourable sales mix: sales of the third-party product Lipton Ice Tea, which has high sales costs, rose by more than sales of Crodino and the Lemonsoda, Oransoda and Pelmosoda range of drinks.

In the case of soft drinks too, the decline in trading profit was due mainly to higher spending on advertising and promotions, as a new advertising campaign for Lemonsoda, Oransoda and Pelmosoda was launched and marketing expenditure on Crodino was increased.

Other sales

Trading profit in the "other sales" segment, which includes co-packing and sales of raw materials and semi-finished goods to third parties, came in at € 2.4 million, an increase of € 0.9 million (66.1%) on 2005.

	2006		2005		2006/2005
	€ million	% of segment sales	€ million	% of segment sales	% change
Net sales	12.4	100.0%	8.3	100.0%	49.1%
Gross profit	2.7	22.1%	1.9	22.4%	47.1%
Trading profit	2.4	19.5%	1.5	17.5%	66.1%

As the table below shows, the sharp growth was due entirely to the change in the basis of consolidation, following the sale of the malt distillate produced by Glen Grant Distillery Company Ltd. to third parties.

	% of total first half total	Of which % organic growth before exchange rate effect	Of which exchange rate effect	Of which % in basis of consolidation
Net sales	49.1%	–3.8%	0.5%	52.4%
Gross profit	47.1%	–32.3%	–0.7%	80.1%
Trading profit	66.1%	–35.2%	–0.9%	102.3%

FINANCIAL SITUATION

Cash flow statement

The table below shows the reclassified cash flows contributing to the change in the Group's net debt: cash flows relating to changes in short- and long-term debt are not included, as they have no effect on the net financial position.

Furthermore, these changes can be found in the cash flow statement, in the section containing the financial statements, which sets out the net change in cash over the year.

	2006 € million	2005 € million
Net profit	117.1	118.0
Depreciation and other non-cash items	22.6	26.8
Changes in non-financial assets and liabilities	(1.9)	2.6
Cash flow from operating activities before changes in working capital	**137.7**	**147.4**
Changes in operating working capital	(25.5)	(50.2)
Cash flow from operating activities	**112.2**	**97.1**
Cash flow used for investment	**(18.8)**	**(15.0)**
Free cash flow	**93.4**	**82.1**
Acquisitions	(179.4)	(130.7)
Other changes	32.9	2.1
Dividend paid out by the Parent Company	(28.1)	(28.1)
Total cash flow from other activities	**(174.7)**	**(156.7)**
Exchange rate differences and other changes	27.6	(24.6)
Change in net debt as a result of operating activities	**(53.6)**	**(99.2)**
Payable for the exercise of the put options on Skyy Spirits, LLC	45.5	(45.5)
Change in net debt	**(8.1)**	**(144.8)**
Net debt at the start of the period	(371.4)	(226.7)
Net debt at the end of the period	(379.5)	(371.4)

Net debt (broken down by type and duration in the next section) rose by € 8.1 million in the period.

Cash flow from operating activities was positive, at € 112.2 million, up 15.5% on the € 97.1 recorded the previous year.

Net working capital was reduced during the year: at constant exchange rates and on a like-for-like basis, it fell from € 50.2 million in 2005 to € 25.5 million.

This performance can be considered highly positive given that net working capital at 31 December 2006 included the figure for new third-party brands, which the Group began distributing during the year.

Note that on the cash flow statement, the elimination of the effect of changes in the basis of consolidation refers only to the opening book values of the companies acquired during the year (Glen Grant transaction),

while it does not include the impact on working capital of new distribution contracts acquired by existing companies.

Cash flow used for investment, excluding disposals, was € 18.8 million, of which:

- € 18.9 million was spent on new investments (described in detail later in this report);
- € 13.1 million related to the proceeds from the sale of building land in Sesto San Giovanni;
- € 13.0 million was paid in advance to suppliers for the construction of the Group's new headquarters, also in Sesto San Giovanni.

Free cash flow therefore stood at € 93.4 million in 2006, an increase of 13.8% versus 2005.

Other non-operating items that absorbed or generated cash flow during the year were:

- acquisitions totalling € 179.4 million, of which € 130.5 related to the Glen Grant transaction and € 48.8 million to the 11% shareholding in Skyy Spirits, LLC;
- the sale of own shares for € 32.9 million;
- a dividend of € 28.1 million for 2005.

After positive exchange rate differences and other positive accounting effects totalling € 27.6 million, **cash flows from operating activities** were negative to the tune of € 53.6 million, compared with a negative figure of € 99.2 million in 2005.

In addition, the absence of the payable recorded in 2005 for the put options held by minority shareholders of Skyy Spirits, LLC, following the exercise of the options (the cost of which appears among other non-operating cash flows), led to a positive cash flow of € 45.5 million, thus benefiting the financial position at 31 December 2006.

Breakdown of net debt

	31 December 2006 € million	31 December 2005 € million	%
Cash, bank and securities	240.3	247.5	(7.2)
Payables to banks	(209.3)	(112.8)	(96.4)
Real estate lease payables	(3.1)	(3.1)	0.0
Private placement and bond issue	(17.7)	(9.6)	(8.2)
Other financial assets and liabilities	0.3	(1.4)	1.7
Short-term debt	**10.4**	**120.6**	**(110.2)**
Payables to banks	(1.2)	(26.7)	25.6
Real estate lease payables	(16.0)	(19.0)	3.0
Private placement and bond issue	(370.6)	(397.7)	27.2
Other financial payables	(2.2)	(3.0)	0.8
Medium / long-term net debt	**(390.0)**	**(446.5)**	**56.6**
Net debt from operating activities	**(379.5)**	**(325.9)**	**(53.6)**
Payables for the exercise of the put options on Skyy Spirits, LLC	0.0	(45.5)	45.5
Net debt	**(379.5)**	**(371.4)**	**(8.1)**

Net debt at 31 December 2006 stood at € 379.5 million, a rise of € 8.1 million versus 31 December 2005.

The increase is relatively small considering that acquisitions over the year cost € 179.4 million in total, including € 130.5 million for the Glen Grant transaction and € 48.8 million for 11% of Skyy Spirits, LLC (€ 3.3 million stripping out the payable of € 45.5 million recorded in 2005 for the possible exercise of the put options held by minority shareholders).

Breaking down the changes in the figure, note that the debt in US dollars relating to the private placement by Redfire, Inc. fell due to the repayment of US$ 4.0 million in July 2006 and, with respect to the remaining US$ 162.0 million portion, due to a positive exchange rate effect of € 14.3 million.

The short-term portion of the private placement and bond issue includes both coupon payments for the period and the repayment of further tranches of the private placement in 2007, for a total of US$ 12.3 million.

Balance sheet

	31 December 2006 € million	31 December 2005 € million
Fixed assets	990.3	925.7
Other non-current assets and liabilities	(56.3)	(45.4)
Operating working capital	265.1	222.5
Other current assets and liabilities	(21.8)	(35.6)
Total invested capital	**1,177.3**	**1,067.2**
Shareholders' equity	797.8	695.8
Net debt	379.5	371.4
Total financing sources	**1,177.3**	**1,067.2**

At 31 December 2006, the Group had total net invested capital of € 1,177.3 million, an increase of € 110.1 million compared to the previous year.

The most significant change related to fixed assets, which went up by € 64.6 million, due almost entirely to changes in intangible assets, as follows:

- € 103.1 relating to the book values of the Glen Grant and Old Smuggler brands
- € 6.4 million in respect of the adjustment in the value of SKYY's goodwill following the purchase by the Group of the remaining shareholding in Skyy Spirits, LLC
- € 43.6 million due to the decline in the overall value of goodwill owing to exchange rate differences.

The net book value of other fixed assets: that is, tangible assets, biological assets, financial investments and intangible assets with a finite life, fell by € 1.1 million in total, since increases caused by investments and changes in the basis of consolidation were more than offset by depreciation, amortisation and write-downs.

The value of other non-current assets and liabilities declined by € 10.9 million compared with 2005, mainly because of the recording of deferred taxes for the local tax depreciation of some brands and goodwill.

The growth in operating working capital (€ 42.6 million) made a significant contribution to the total rise in invested capital.

However, this change also includes negative effects of external growth (€ 22.7) owing to the Glen Grant acquisition, and a positive exchange rate effect (€ 5.7 million).

Stripping out these items, operating working capital rose by only € 25.6 million (as stated in the cash flow section above).

Other current assets and liabilities were negative to the tune of € 21.8 million at 31 December 2006, a € 13.8 million improvement on the previous year, due mainly to the rise in the "other receivables" item, which includes advance payments to suppliers of € 13.0 million for the construction of the Group's new headquarters in Sesto San Giovanni.

The Group's debt to equity ratio improved, decreasing from 53.4% to 47.6% at the end of 2006.

INVESTMENTS

Ordinary investments made by the Group during 2006 totalled € 18.9 million, which includes investment in tangible assets, biological assets and intangible assets with a finite life.

The main spending items for tangible assets were: € 11.8 million for industrial investments, spread among the Group's various manufacturing units; € 1.9 million for the integrated programme of action in Sesto San Giovanni, of which € 1.1 million related to urban regeneration costs and € 0.9 million to hardware and miscellaneous equipment.

The € 2.1 million spent on biological assets related to vines purchased by Sella & Mosca S.p.A.

Intangible assets with a finite life went up by € 2.1 million, following new investments, chiefly in software and SAP.

STRUCTURE OF THE CAMPARI GROUP

For information on changes to the structure of the Group in 2006, please see Note 7 (Acquisitions of the notes to the accounts).

EVENTS TAKING PLACE AFTER THE END OF THE YEAR

Industrial restructuring

On 10 January 2007, the Group announced its decision to halt production at the Sulmona facility, and to transfer its operations to other sites.

The Sulmona factory became part of the Campari Group following the acquisition of Bols in 1995, and has never reached a sustainable level of efficiency, despite investments made and the transfer of production, and despite efforts to find new manufacturing opportunities, including on behalf of third parties.

Following the dramatic decline in the ready-to-drink market and the general downturn in the non-alcoholic fizzy drinks market, capacity utilisation at the Sulmona plant has fallen so low that it cannot continue operating.

The company has a long tradition of working closely with trade unions in order to minimise the social consequences of its financial decisions; with this in mind, and in order to ease the impact of the closure on staff, the Group has undertaken, in partnership with workers' representatives, to set out a programme of alternative and support measures.

This programme – which will be discussed at the appropriate time – may include the transfer of staff to other Group facilities where possible, as well as outplacement and retraining in order to minimise the impact of this painful but inevitable decision.

New trading company in China

The first quarter of the year saw the launch of the Campari Beijing Trading Company, 100%– owned by the Campari Group. The new company's headquarters are in Beijing, and a second office will shortly be opened in Shanghai.

The company was set up with the aim of seizing the enormous opportunity offered by the Chinese market. It will comprise two separate commercial units, which will be responsible respectively for distributing the Group's wines and spirits.

The Campari Beijing Trading Company will distribute wines produced locally by Qingdao Sella & Mosca Winery Co. Ltd. (of which the Group owns 93.67%), as well as imported wines from Sella & Mosca, Chateau Lamargue and Teruzzi & Puthod.

New company in Argentina

For the acquisition of Old Smuggler (a part of the Glen Grant transaction), the group reached two separate agreements: one for the purchase of the brand in Argentina and one for the rest of the world. This last came into effect on 15 March 2006 when the deal was finalised.

Following the recent authorisation from the local competition regulator, on 12 March 2007 the Group formalised the acquisition of the Old Smuggler brand in Argentina too, and thus the new company Campari Argentina S.R.L., set up previously and 100%-controlled by the Group, became operational.

The company imports malt from Scotland, and co-ordinates the production and sale of Old Smuggler whisky locally via an external bottling plant and an external distributor.

Merger of Glen Grant S.r.l. into the Campari Group

During the year, it was decided to merge the 100%-owned subsidiary Glen Grant S.r.l., owner of the Glen Grant brands, into the Group. The aim was to continue streamlining the Group by reducing the number of companies, and to create a more efficient and functional financial and balance sheet structure.

OUTLOOK

In 2006 the Campari Group successfully dealt with a number of undoubtedly difficult challenges, such as stagnating consumption on the domestic market (which still represents 43% of total Group sales) and the complex process of integrating small but strategically significant new companies (Glen Grant), as well as ambitious organisational initiatives that had a big impact on the Group's commercial units.

Against this backdrop, the Group's results were good overall. Moreover, while a number of one-off and sometimes negative factors dragged down the results to some extent in 2006, in future they should bring about good growth opportunities in 2007.

For example, while the integration of Glen Grant proved very successful, results were harmed to some extent because of excess stocks in the distribution channels at the time the deal was concluded.

However, in the short and medium term this brand is expected to generate good earnings for the Group.

In addition, the complex project to restructure the sales networks in Italy, launched in 2006, encountered initial teething difficulties, which partly offset the expected efficiency gains. One-off costs were higher than expected, while one of the two divisions, wines, suffered from the impact of radical changes in the product portfolio and in the structure of the commercial division.

Nevertheless, the brands in this division are expected to benefit from the reorganisation in the near future.

Looking at the particular markets in which the Group operates, the outlook is fairly positive for Italy and Europe as a whole, since in the last few months, forecasts for 2007, which already showed growth compared with 2006, have been revised further up.

In the United States, expectations of positive results for Skyy Spirits, LLC are based on the strength of the brand rather than on forecasts of economic or market growth.

In Brazil, the Group can bank both on its excellent portfolio, comprising strong local international brands, and on the good health of the Brazilian economy.

RISK MANAGEMENT

Risks relating to international trade and operations in emerging markets

In line with its strategy for international growth, the Group currently operates in several markets, and plans to expand into certain developing countries, especially in Asia and Latin America.

Operating in emerging markets makes the Group vulnerable to certain risks typical of international activity, including exposure to an often unstable local political and economic environment, exchange rate fluctuations (and related hedging issues), export and import quotas, and limits or curbs on investment, advertising or repatriation of dividends.

Risks relating to licences for the use of third-party brands and licences granted to third parties for use of the Group's brands.

At 31 December 2006, some 23% of consolidated net sales came from the production and / or distribution under licence of third-party products.

Should any of these contracts be cancelled, terminated for any reason or not renewed, this could have a negative effect on the Group's activities and operating results.

Risks relating to market competition

The Group operates in the highly-competitive alcoholic and soft drinks segments, which attract a large number of players.

The main competitors, however, are large-scale international groups involved in the current wave of mergers and acquisitions, which are operating aggressive strategies at global level.

The Group's competitive position is very close to the biggest global players. As these companies often have greater financial resources and are more diversified in terms of brand portfolios and geographical locations, the Group's exposure to the risks inherent in market competition is particularly significant.

Risks relating to consumer preference and propensity to spend

An important determinant of success in the drinks industry is the ability to interpret consumer preferences and tastes – particularly those of young people – and to continually adapt sales strategies to anticipate market trends and strengthen and consolidate the product image.

If the Group's ability to understand and anticipate consumer tastes and expectations and to manage its own brands were to decline significantly, this could considerably affect its activities and operating results.

Moreover, the unfavourable economic situation in certain markets is dampening consumers' confidence, making them less likely to buy drinks.

A risk factor that relates to the demand for spirits in particular is the possible increase in alcohol awareness campaigns, which could hit all sector players, including the Group, in the medium / long term.

Risks relating to legislation in the drinks industry

Activities relating to the alcoholic and soft drinks industry – production, distribution, export, import, sales and marketing – are governed by complex national and international legislation, often drafted with somewhat restrictive aims.

The requirement to protect the health of consumers, particularly young people, could in the future lead to the adoption of new laws and regulations (some from the EU) to discourage or reduce the consumption of alcoholic drinks. Such measures could include limits on advertising or tax increases for certain product categories.

Any tightening of regulations in the main countries in which the Group operates could lead to a fall in demand for its products.

Exchange rate risk

Around 43% of the Group's consolidated net sales in 2005 came from outside the European Union.

With the growth in the Group's international operations in areas outside the eurozone, a significant fluctuation in exchange rates could hit the Group's activities and operating results, particularly in relation to the US dollar and the Brazilian real.

As regards financial risks, please see Note 37 of the notes to the accounts (Risk management procedures and hedging transactions).

RECONCILIATION OF THE PARENT COMPANY'S NET PROFIT AND SHAREHOLDERS' EQUITY AND THOSE OF THE GROUP AS A WHOLE

Pursuant to the Consob communication of 28 July 2006, the table below shows a reconciliation between the net profit for 2006 and shareholders' equity at 31 December 2006 for the Group and for the Parent Company Davide Campari-Milano S.p.A.:

	2006	
€ / 000	Shareholders' equity	Profit
Shareholders' equity and net profit as reported in the di Davide Campari-Milano S.p.A. balance sheet at 31 December	**531,150**	**119,584**
Elimination of book value of consolidated shareholdings:		
Difference between book value and pro rata value of shareholders' equity of shareholdings	330,938	
Pro rata results of subsidiaries		218,959
Elimination of the effects of transactions between consolidated companies:		
Elimination of intragroup dividends		(120,856)
Elimination of intragroup profits (losses)	(15,022)	(100,763)
Other operations:		
Effect of consolidation adjustments	(27,131)	135
Conversion differences	(24,047)	–
Group shareholders' equity and net profit	**795,888**	**117,059**
Shareholders' equity and net profit attributable to minorities	1,895	3,234
Shareholders' equity and net profit as reported in the consolidated balance sheet at 31 December	**797,782**	**120,292**

Investor information

In 2006 the global economy recorded solid growth, thanks partly to the positive contribution of the major European economies, which showed signs of an upturn.

The biggest contributor to global expansion was the emerging markets, while the US, after recording brisk growth in the first half of the year, showed some signs of slowing in the second half.

The slowdown in economic growth in the US drove up the euro, which gained against both the US dollar and the yen.

Against such an economic backdrop, government bond markets saw a general rise in yields, with a consequent adjustment in securities prices.

2006 was a positive year for equity markets, which benefited from abundant liquidity, the absence of strong macroeconomic tensions and further improvements in company fundamentals.

The Campari stock performed well over the year, boosted by the announcement of solid financial results and new business development initiatives.

Positive performance by the Italian stock market

All Italian stock market indices registered a positive performance.

Specifically, the Mibtel gained 19.1%, the S&P / MIB advanced 16.0% and the Midex was up 32.4% over the year.

Fears of high oil prices and expectations of further interest rate hikes sparked a reversal in the trend in share prices in May, due to expectations of an economic slowdown, which mainly affected large caps.

With commodity prices falling and structural inflation under control, the upward trend of indices continued for the remainder of the year, confirming the positive performance of the last three years, and taking equity markets to their highs for the year.

The rise in indices in 2006 was mainly attributable to the automotive, food, cement and utilities sectors.

Spirits sector

In 2006, the spirits sector confirmed the positive trend of the previous year, with the FTSEurofirst Beverages benchmark index registering growth of 21.2%.

Companies in the beverage sector were affected by the general fall on the stock markets in May.

The very strong performance of equities in 2006 was supported by the solid fundamentals of spirits companies, which benefited from sustained growth in the premium segment in the US market and particularly favourable conditions in emerging markets.

Consolidation in the sector was less intense than in the previous year, but market expectations of a new phase of mergers and acquisitions nevertheless helped support the valuations of spirits companies in 2006.

Positive performance by Campari shares

Against this economic and sector backdrop, the Campari stock, which is listed on the blue chips segment of the Italian stock market, advanced by 20.5% in absolute terms over the year compared with its closing price at 30 December 2005.

Compared to the main Italian market and sector indices, the Campari share outperformed the Mibtel by 1.4% and the S&P / MIB by 4.5%, while it underperformed the Midex by 11.9% and the FTSEurofirst Beverages by 0.7%.

On 30 June 2006 Campari shares reached a record high of € 8.10.

The minimum closing price for the year, recorded on 17 January 2006, was € 6.28.

An average of 594,000 shares were traded daily in 2006, with an average daily value of € 4.4 million.

At 29 December 2006, Campari's market capitalisation was € 2,183 million.

In the period under review, the strong performance of Campari shares was supported by positive company newsflow and solid financial results.

This included the purchase of the remaining 11% stake in US company Skyy Spirits, LLC (taking the total holding to 100%), the Group's annual results for 2005 and interim results for 2006, which continue to demonstrate solid fundamentals, and the company's initiatives to reorganise the existing structure and expand its business.

Specifically, from January 2006, the Group began distributing some prestigious international brands, such as the spirits belonging to the Irish group C&C (Carolans Irish Cream, Irish whiskey Tullamore Dew and Irish Mist liqueur, and – except on the US market – Frangelico) in the US and other international markets including Brazil, and Midori, a melon-flavoured liqueur owned by the Suntory group, in the US.

The Group launched a drive to rationalise its Italian sales networks at the start of 2006.

This project, intended to optimise and improve the efficiency of the sales organisation in Italy, led to the creation of two sales structures: one focusing on spirits and non-alcoholic beverages, the other dedicated to the distribution of wines.

Moreover, in mid-March 2006, the Group completed the acquisition of the Glen Grant, Old Smuggler and Braemar Scotch whisky brands from the Pernod Ricard group, further expanding its spirits portfolio and entering a market segment with attractive growth prospects.

Performance of the Campari share price and the Mibtel and FTSEurofirst Beverages indices since 1 January 2006


9
8.8
8.6
8.4
8.2
8
7.8
7.6
7.4
7.2
7
6.8
6.6
6.4
6.2
6
5.8
5.6
5.4
5.2
5
Campari share price (€)
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
Trading volume (thousand shares)
Jan-06 Feb-06 Mar-06 May-06 Apr-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06 Nov-06 Dec-06 Jan-07 Feb-07 Mar-07
Campari (Trading volume)
Campari (share price)
Mibtel (rebased)
FTSEurofirst Beverages rebased)

Revised shareholder base

At 31 December 2006, the main shareholders were:

Shareholder [1]	Number of ordinary shares	% of share capital
Alicros S.p.A.	148,104,000	51.000%
Cedar Rock Capital	21,857,798	7.527%
Janus Capital Management	10,551,136	3.633%
Lazard Asset Management	6,036,870	2.079%

(1) No shareholders other than those indicated above have notified Consob and Davide Campari-Milano S.p.A. (as per article 117 of Consob regulation 11971/99 on notification of significant holdings) of having shareholdings greater than 2%.

Dividend

The dividend proposed for 2006 is € 0.10 per share outstanding, unchanged from the previous year.

The dividend will be paid on 4 May 2007 (coupon no. 3 should be detached on 30 April 2007) except on own shares.

Stock information (1)		2006	2005	2004	2003	2002	2001
Reference share price							
Price at end of period	€	7.52	6.24	4.73	3.85	3.00	2.64
Maximum price	€	8.10	6.78	4.78	3.85	3.78	3.10
Minimum price	€	6.28	4.48	3.57	2.74	2.53	2.18
Average price	€	7.32	5.74	4.04	3.30	3.16	2.72
Capitalisation and volumes:							
Average daily trading volumes (2)	No. of shares	594,348	487,006	429,160	378,940	530,930	723,750
Average daily trading value (2)	€ million	4.4	2.8	1.7	1.3	1.7	2.1
Stock market capitalisation at the end of the period	€ million	2,183	1,812	1,372	1,117	871	766
Dividend:							
Dividend per share (3)	€	0.100	0.100	0.100	0.088	0.088	0.088
Total dividend (3) (4)	€ million	29.0	28.1	28.1	24.7	24.7	24.7

(1) Ten-for-one share split effective as of 9 May 2005.

(2) Initial Public Offering on 6 July 2001 at the price of € 3.10 per share. Average daily volumes after the first week of trading were 422,600 shares in 2001; the average daily value after the first week of trading was € 1,145,000 in 2001.

(3) Proposed dividend for the 2006 financial year.

(4) In 2001, 2002 and 2003, 280,400,000 shares carried dividend rights, equivalent to the number of shares comprising the share capital minus 10,000,000 own shares; in 2004, 281,048,090 shares carried dividend rights; in 2005, 281,356,013 shares carried dividend rights; for 2006, the number of shares making up the share capital at the ex-date, minus own shares, will carry dividend rights (at the time of the meeting of the Board of Directors on 20 March 2007 this figure stood at 290,399,453).

Stock market indicators (1)		2006 IAS/IFRS	2005 IAS/IFRS	2004 IAS/IFRS	2003 Italian accounting standards	2002 Italian accounting standards	2001 Italian accounting standards
Shareholders' equity per share	€	2.74	2.39	2.15	1.89	1.65	1.48
Price / book value	x	2.74	2.61	2.20	2.04	1.82	1.78
Earnings per share (EPS) (2)	€	0.41	0.42	0.35	0.27	0.30	0.22
P/E (price/earnings)	x	18.3	14.9	13.7	14.0	10.1	12.1
Payout ratio (dividend/net profit) (3)	%	24.7	23.8	29.0	30.9	28.5	38.9
Dividend yield (dividend/price) (3) (4)	%	1.3	1.6	2.1	2.3	2.9	3.3

(1) Ten-for-one share split effective as of 9 May 2005.

(2) For the 2004, 2005 and 2006 financial years, this is calculated using the weighted average number of ordinary shares outstanding as defined in IAS 33.

(3) Proposed dividend for the 2006 financial year.

(4) Dividend yield calculated on the price of the share at the end of the period.

Investor relations

The company attaches great importance to its relations with shareholders and institutional investors.

As part of the company's reporting procedures, including regular results disclosure and the announcement of extraordinary operations, the Campari Group spoke to investors at important international and sector conferences and organised a number of meetings in Italy and all the main financial centres in Europe, the United States and Japan.

In order to facilitate its dialogue with shareholders, the company has developed and continually updates a special section of its website dedicated to investor relations (www.camparigroup.com/investors).

This page contains not only financial information (press releases, presentations, annual, interim and quarterly reports, trading performance of Campari securities on the market, etc), but also information and documents of interest to shareholders, such as the composition of the Board of Directors and Board of Statutory Auditors, and details of corporate governance.


CAMPARI

CONSOLIDATED ACCOUNTS

FINANCIAL STATEMENTS

Consolidated profit and loss account (*)

	Note	2006 € / 000	2005 € / 000
Net sales		**932,358**	**809,944**
Cost of goods sold		(410,203)	(345,073)
Gross profit		**522,155**	**464,871**
Advertising and promotional costs		(163,106)	(139,736)
Sales and distribution costs		(102,146)	(90,290)
Trading profit		**256,903**	**234,845**
General and administrative expenses and other operating costs		(65,544)	(55,699)
One-offs		(846)	4,710
EBIT		**190,513**	**183,856**
Net financial income (charges)		(15,189)	(9,907)
Profit (loss) of companies valued at equity	8	184	283
Profit before tax		**175,508**	**174,232**
Tax	11	(55,215)	(51,180)
Net profit		**120,293**	**123,052**
Minority interests		(3,234)	(5,039)
Group net profit		**117,059**	**118,013**
Basic earnings per share (€)	12	0.41	0.42
Diluted earnings per share (€)	12	0.41	0.41

(*) Pursuant to Consob resolution 15519 of 27 July 2006, the effects of dealings with related parties on the consolidated profit and loss account are indicated in a table under Note 38.

Consolidated balance sheet (*)

	Note	31 december 2006 € / 000	31 december 2005 € / 000
ASSETS			
Non-current assets			
Net tangible fixed assets	13	146,284	152,479
Biological assets	14	15,008	13,497
Investment property	15	4,017	4,586
Goodwill and trademarks	16	816,391	750,610
Intangible assets with a finite life	18	4,116	3,810
Investments in affiliated companies and joint ventures	8	528	591
Deferred tax assets	11	18,495	16,543
Other non-current assets	19	7,719	10,004
		1,012,558	**952,120**
Current assets			
Inventories	20	169,872	135,283
Trade receivables	21	257,120	237,416
Short-term financial receivables	22	1,025	3,150
Cash, bank and securities	23	240,300	247,535
Other receivables	21	41,265	24,244
		709,582	**647,628**
Non-current assets intended for sale	24	3,918	78
Total assets		**1,726,058**	**1,599,826**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity			
Share capital		29,040	29,040
Reserves		766,848	664,525
Parent Company's portion of shareholders' equity	25	795,888	693,565
Minorities' portion of shareholders' equity	26	1,895	2,215
		797,782	**695,780**
Non-current liabilities			
Bonds	27	322,699	374,556
Other non-current liabilities	27	70,142	122,812
Staff severance fund and other pension funds	30	12,631	13,216
Reserve for risks and future liabilities	31	10,930	10,115
Deferred tax liabilities	11	56,066	43,304
		472,468	**564,003**
Current liabilities			
Payables to banks	27	209,273	112,839
Other financial payables	27	21,603	17,193
Payables to suppliers	32	161,907	150,199
Payables to tax authorities	34	26,699	25,058
Other current liabilities	32	36,326	34,754
		455,808	**340,043**
Total liabilities and shareholders' equity		**1,726,058**	**1,599,826**

(*) Pursuant to Consob resolution 15519 of 27 July 2006, the effects of dealings with related parties on the consolidated balance sheet are indicated in a table under Note 38.

Consolidated cash flow statement

	Note	2006 € / 000	2005 € / 000
Cash flow from operating activities			
Group net profit		117,059	118,013
Adjustments to reconcile net profit with cash flow			
Depreciation		19,228	17,406
Gains on sales of fixed assets		(11,647)	(2,301)
Depreciation of tangible fixed assets		3,306	–
Allocations to funds		10,157	4,166
Use of funds		(8,679)	(9,983)
Deferred tax		12,954	19,315
Valuation effects		(197)	(143)
Other items not resulting in cash flows		(1,081)	(1,673)
Changes in tax payables and receivables		206	3,921
Changes in operating working capital		(25,515)	(50,238)
Other changes in non-cash items		(3,600)	(1,362)
		112,191	**97,122**
Cash flow used in investing activities			
Purchase of tangible and intangible fixed assets		(18,874)	(18,849)
Gains on sales of tangible fixed assets		13,090	3,847
Payments on account for construction of new headquarters		(13,000)	–
Acquisition of holding in Skyy Spirits, LLC	7	(48,905)	(118,534)
Acquisition of Glen Grant, Old Smuggler and Braemar	7	(130,542)	–
Acquisition of companies or holdings in other subsidiaries		–	(12,150)
Other changes		(19)	2,062
		(198,250)	**(143,625)**
Cash flow from financing activities			
New long-term financing		–	25,430
Repayment of medium / long-term financing		(6,875)	(7,765)
Net change in short-term bank debt		96,433	57,268
Change in other financial payables and receivables		(23,572)	4,016
Sale of own shares		32,950	–
Net change in marketable securities		1,149	3,993
Dividend paid out by the Parent Company		(28,136)	(28,105)
		71,949	**54,838**
Exchange rate differences			
Effect of exchange rate differences on operating working capital		5,667	(15,667)
Other exchange rate differences		2,357	12,910
		8,024	**(2,757)**
Net cash flow for the year		**(6,086)**	**5,578**
Cash and cash equivalents at start of period		245,061	239,483
Cash and cash equivalents at end of period	23	238,975	245,061

Statement of change in shareholders' equity

	Group shareholders' equity						
	Share capital € / 000	Legal reserve € / 000	Retained earnings € / 000	Other reserves € / 000	Total € / 000	Minorities € / 000	Total € / 000
Balance at 1 january 2005	**29,040**	**5,808**	**553,877**	**3,820**	**592,545**	**4,372**	**596,917**
Dividend payout to Parent Company shareholders	–	–	(28,105)	–	**(28,105)**	–	(28,105)
Dividend payout to minority shareholders	–	–	–	–	–	(4,922)	(4,922)
Purchase of own shares	–	–	(1,095)	–	**(1,095)**	–	(1,095)
Use of own shares	–	–	1,585	–	**1,585**	–	1,585
Stock options	–	–	–	1,009	**1,009**	–	1,009
Conversion difference	–	–	–	10,065	**10,065**	378	10,443
Valuation of hedging instruments (cash flow hedge)	–	–	–	(452)	**(452)**	–	(452)
Application of IAS 32 to put option	–	–	–	–	–	(2,652)	(2,652)
Net profit 2005	–	–	118,013	–	**118,013**	5,039	123,052
Balance at 31 December 2005	**29,040**	**5,808**	**644,275**	**14,442**	**693,565**	**2,215**	**695,780**
Dividend payout to Parent Company shareholders	–	–	(28,136)	–	**(28,136)**	–	(28,136)
Dividend payout to minority shareholders	–	–	–	–	–	(3,301)	(3,301)
Purchase of minority holdings	–	–	–	–	–	(245)	(245)
Sale of own shares	–	–	23,867	–	**23,867**	–	23,867
Stock options	–	–	–	2,092	**2,092**	–	2,092
Conversion difference	–	–	–	(24,047)	**(24,047)**	(8)	(24,055)
Capital gain on sale of own shares	–	–	9,082	–	**9,082**	–	9,082
Valutation of hedging instruments (cash flow hedge)	–	–	–	3,193	**3,193**	–	3,193
Tax effect on profits (losses) allocated directly to shareholders' equity	–	–	(787)	–	**(787)**	–	(787)
Net profit 2006	–	–	117,059	–	**117,059**	3,234	120,292
Balance at 31 December 2006	**29,040**	**5,808**	**765,360**	**(4,320)**	**795,888**	**1,895**	**797,782**

Statement of total Group profits and losses

	Full year 2006 € / 000	Full year 2005 € / 000
Profits (losses) on valuations at fair value, net of related tax effect	3,193	(452)
Capital gain on sale of own shares	9,082	–
Tax effect on profits (losses) allocated directly to shareholders' equity	(787)	–
Conversion difference	(24,047)	10,065
Profits (losses) allocated directy to shareholders' equity	**(12,559)**	**9,613**
Net profit	117,059	118,013
Total profits (losses) reported by the Group for the year	**104,500**	**127,626**
Minorities' profits (losses)	3,234	5,039
Conversion difference	(8)	378
Total profits (losses) reported for the year	**107,726**	**133,043**

NOTES TO THE ACCOUNTS

1. General information

Davide Campari S.p.A. is a company listed on the Italian stock market, with registered office at Via Filippo Turati 27, 20121 Milan, Italy.

The Campari Group operates in 190 countries, boasting a leading position on the Italian and Brazilian markets and prime positions in the US, Germany and Switzerland.

The Group has an extensive product portfolio in three segments: spirits, wines and soft drinks.

The spirits segment encompasses internationally-recognised brands such as Campari, SKYY Vodka and Cynar, as well as brand leaders in local markets including Aperol, CampariSoda, Glen Grant, Ouzo 12, Zedda Piras, Dreher, Old Eight and Drury's.

In the wines segment, apart from Cinzano, which is well-known all over the world, the main brands are Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca and Teruzzi & Puthod.

Lastly, the soft drinks segment covers the extended ranges of Crodino and Lemonsoda, which are leading brands on the Italian market.

The consolidated accounts of the Campari Group for the year ending 31 December 2006 were approved on 20 March 2007 by the Board of Directors of the Parent Company Davide Campari-Milano S.p.A., which has authorised their publication.

The Board of Directors reserves the right to amend the results should any significant events occur that require changes to be made, up to the date of the shareholders' meeting of the Parent Company.

The accounts are presented in euro, the reference currency of the Parent Company and many of its subsidiaries.

2. Preparation criteria

The consolidated accounts for the year ending 31 December 2006 were prepared in accordance with the international accounting standards (IFRS) issued by the International Accounting Standards Board (IASB) and ratified by the European Union.

These also include all the interpretations of the international standards (International Accounting Standards - IAS) and interpretations of the International Financial Reporting Interpretation Committee (IFRIC) and its predecessor, the Standing Interpretations Committee (SIC).

The Campari Group adopted IFRS from 1 January 2005, in accordance with Regulation (EC) 1606 of 19 July 2002.

The information required by IFRS 1 (First-time Adoption of International Financial Reporting Standards) on the effects of the transition to IFRS was reported under Note 36 of the consolidated accounts for the year ending 31 December 2005.

The accounts were prepared on the basis of the cost (with the exception of financial derivatives used for hedging purposes) of the underlying hedged items, assets held for sale, biological assets and new acquisitions; these categories were stated at fair value as required by the relevant accounting principles.

Unless otherwise indicated, the figures reported in these notes are expressed in thousand euro.

Consolidation principles

The consolidated accounts include the profit and loss accounts and balance sheets of the Parent Company and the Italian and foreign companies over which the Parent Company exercises direct or indirect control, as defined in IAS 27 (Consolidated and Separate Financial Statements).

The accounts of the subsidiaries, which have the same financial year as the Parent Company, were approved by the respective boards of directors and drafted in accordance with the international accounting standards adopted by the Group.

Joint ventures and companies over which the Group exercises a significant influence are accounted for by the equity method.

Form and content

In accordance with the format selected by the Campari Group, the profit and loss account is classified by function, and the balance sheet shows current and non-current assets and liabilities separately.

We consider that this format will provide a more meaningful representation of the items that have contributed to the Group's results and its balance sheet and financial position.

In the profit and loss account (classified by function), the EBIT line is shown before and after one-offs, such as capital gains / losses on the sale of shareholdings, restructuring costs and any other non-recurrent income/expenses.

The definition of "non-recurrent" conforms to that set out in the Consob communication dated 28 July 2006.

In 2006, the Group did not carry out any atypical and / or unusual transactions, which are defined in the Consob communication as significant / substantial transactions that are atypical and / or unusual because the counterparties, the object of the transaction, the method used to determine the price and timing of the transaction (proximity to year end) could give rise to doubts over the accuracy / completeness of the information provided in the accounts, conflicts of interest, safeguarding of company assets and the protection of minority shareholders.

The cash flow statement was prepared using the indirect method.

With regard to the segment information required by IAS 14, the Group's primary reporting is by business segment and its secondary reporting by geographical segment.

Lastly, with reference to the requirements of Consob resolution 15519 of 27 July 2006, the balance sheet, profit and loss account and cash flow statement do not contain specific items relating to dealings with related parties as the amounts are immaterial; we therefore confirm that this presentation has not distorted the financial, asset and business position of the Group.

Please refer to Note 38 for details on dealings with related parties.

Basis of consolidation

The tables below list the companies included in the basis of consolidation at 31 December 2006.

	Share capital at 31 december 2006		% owned by the Parent Company		
Name, activity, location	Currency	Amount	Direct	Indirect	Direct shareholder
PARENT COMPANY					
Davide Campari-Milano S.p.A., holding and manufacturing company, Via Filippo Turati 27, 20121 Milan	€	29,040,000			
FULLY CONSOLIDATED COMPANIES					
Italy					
Campari Italia S.p.A., trading company, Via Filippo Turati 27, 20121 Milano	€	1,220,076	100.00		
Sella & Mosca S.p.A., manufacturing and trading company, Località I Piani, 07041 Alghero (Ss)	€	13,838,916		100.00	Zedda Piras S.p.A.
Sella & Mosca Commerciale S.r.l., trading company, Località I Piani, 07041 Alghero (Ss)	€	100,000		100.00	Sella & Mosca S.p.A.
Teruzzi & Puthod S.r.l., manufacturing and trading company, Località Canale 19, San Gimignano (Si)	€	1,000,000		100.00	Sella & Mosca S.p.A.
Giannina S.r.l., manufacturing and trading company, Località Canale 20, San Gimignano (Si)	€	20,000		100.00	Sella & Mosca S.p.A.

	Share capital at 31 december 2006		% owned by the Parent Company		
Name, activity, location	Currency	Amount	Direct	Indirect	Direct shareholder
Zedda Piras S.p.A., manufacturing and trading company (operational headquarters in Alghero), Piazza Attilio Deffenu 9, Cagliari	€	16,276,000	100.00		
Glen Grant S.r.l., trading company, Via Bonaventura Cavalieri 4, 20121 Milano	€	97,067,533	100.00		
Turati Ventisette S.r.l., manufacturing and trading company, Via Filippo Turati, 27, 20121 Milano	€	10,000	100.00		
Europe					
Campari Deutschland GmbH, trading company, Bajuwarenring 1, (Postfach 1364) 82041 Oberhaching, LandKreis Munich	€	5,200,000		100.00	DI.CI.E. Holding B.V.
Campari Finance Belgium S.A., finance company, Avenue Emile Maxlaan 152 - 154, B.5 Bruxelles 1030	€	246,926,407	61.00	39.00	Davide Campari-Milano S.p.A.
Campari Teoranta, finance and services company, Merchants Hall, 25 - 26 Merchants Quay, Dublin 8, Ireland	€	1,000,000		100.00	DI.CI.E. Holding B.V.
Campari France, manufacturing company, 15 ter, Avenue du Maréchal Joffre 92000 Nanterre, France	€	2,300,000		100.00	DI.CI.E. Holding B.V.
Campari International S.A.M., trading company, 7 Rue du Gabian, BP 237 MC 980004 Monaco	€	100,000,000		100.00	DI.CI.E. Holding B.V.
Campari Schweiz A.G., trading company, Lindenstrasse 8, 3641 Baar	CHF	2,000,000		100.00	DI.CI.E. Holding B.V.
Koutsikos Distilleries S.A., manufacturing company, 6 & E Street - A' Industrial Area - Volos 38500	€	2,239,405		100.00	N, Kaloyannis Bros S.A.
DI.CI.E. Holding B.V., holding company, Atrium, Strawinskylaan 3105, 1077 ZX Amsterdam	€	15,015,000		100.00	
Lacedaemon Holding B.V., holding company, Atrium, Strawinskylaan 3105, 1077 ZX Amsterdam	€	10,465,000		100.00	Campari Schweiz A.G.
N. Kaloyannis Bros S.A., trading company, 6 & E Street - A' Industrial Area - Volos 38500	€	8,884,200		100.00	O-Dodeca B.V.
O-Dodeca B.V., holding company, Atrium, Strawinskylaan 3105, 1077 ZX Amsterdam	€	2,000,000		75.00	Lacedaemon Holding B.V.
Prolera LDA, services company, Rua Dos Murças n° 88 3° Andar, 9000 - 058 Funchal, Portugal	€	5,000		100.00	
Société Civile du Domaine de Lamargue, manufacturing and trading company, Domaine de la Margue, 30800 Saint Gilles, France	€	4,793,183		100.00	Sella & Mosca S.p.A.
Glen Grant Whisky Company Ltd., *dormant*, Glen Grant Distillery, Rothes, Morayshire, AB38 7BN	GBP	10,820,000		100	DI.CI.E. Holding B.V.
Glen Grant Distillery Company Ltd., manufacturing and trading company (*), Glen Grant Distillery, Rothes, Morayshire, AB38 7BN	GBP	14,800,000		100	DI.CI.E. Holding B.V.
Glen Grant Ltd., holding company, Glen Grant Distillery, Rothes, Morayshire, AB38 7BN	GBP	67,050,000		100	DI.CI.E. Holding B.V.
Old Smuggler Whisky Company Ltd., manufacturing and trading company (*)	GBP	6,850,000		100	DI.CI.E. Holding B.V.

Name, activity, location	Share capital at 31 december 2006 Currency	Amount	% owned by the Parent Company Direct	Indirect	Direct shareholder
Americas					
Campari Argentina S.R.L., trading company, Bouchard 710, Buenos Aires	AR$	100,000		100.00	DI.CI.E. Holding B.V. (95%), Lacedaemon Holding B.V. (5%)
Campari do Brasil Ltda., manufacturing and trading company, Av. Juruá, 820, esquina com a Alameda Tocantins, Centro Industrial e Empresarial Alphaville, Barberi / SP CEP 06455-908	BRC	243,202,100		100.00	
Gregson's S.A., trademark holder, Plaza de Cagancha 1335, Oficina 604, Montevideo	UYU	175,000		100.00	Campari do Brasil Ltda
Redfire, Inc., holding company, One Beach Street Suite 300 - San Francisco - California 94133	US$	163,450,000		100.00	
Skyy Spirits, LLC, trading company, One Beach Street Suite 300 - San Francisco - California 94133	US$	15,348,729		100.00	Redfire, Inc. (89%), Mt Acquisition Corp. (11%)
Mt Acquisition Corp., holding company, 1209 Orange Street, Wilmington, 19801 County of New Castle	US$	48,000,000		100.00	Redfire, Inc.
Other					
Qingdao Sella & Mosca Winery Co Ltd., manufacturing and trading company, 8 Pingu Horticultural Farm, Yunshan County, Pingdu City, Qingdao, Shandong Province	RMB	24,834,454		93.67	Sella & Mosca S.p.A.

Other holdings Name, activity, location	Share capital at 31 December 2006 Currency	Amount	% owned by the Parent Company Indirect	Direct shareholders	Valuation method
Fior Brands Ltd., trading company, Springfield House, Laurelhill Business Park, Stirling, FK7 9JQ	GBP	100	50.00	DI.CI.E. Holding B.V.	Equity
International Marques V.o.f., trading company, Nieuwe Gracht 11, Haarlem, 2011NB	€	210,000	33.33	DI.CI.E. Holding B.V.	Equity
M.C.S. S.c.a.r.l., trading company, Millenium Park, Avenue de la Métrologie 10, 1130 Bruxelles	€	464,808	33.33	DI.CI.E. Holding B.V.	Equity
SUMMA S.L., trading company, Alcobendas, Calle Cantabria no. 2, Planta 2, Officina B1, Edificio Amura, 28100 Alcobendas, Madrid	€	342,000	30.00	DI.CI.E. Holding B.V.	Equity

(*) Company renamed Glen Grant Distillery Company Ltd. (formerly Dunwilco 1290 Ltd.) and Old Smuggler Whisky Company Ltd. (formerly Dunwilco 1291 Ltd.) on 19 January 2006.

For information on the changes occurring in the basis of consolidation in 2006, please refer to Note 7 (Acquisitions).

Subsidiaries

All subsidiaries are consolidated on a line-by-line basis.

This method specifies that all assets and liabilities, and expenses and revenues for consolidated companies are to be fully reflected in the consolidated accounts. The book value of the equity investments is eliminated against the corresponding portion of the shareholders' equity of the subsidiaries. Individual assets and liabilities are assigned the value given to them on the date control was acquired.

Any remaining surplus is recorded under the assets item "goodwill", and any negative amount is allocated to the profit and loss account.

The minority interest in shareholders' equity and net profit is reported under appropriate items in the accounts. The minority interest in shareholders' equity is determined on the basis of current values assigned to assets and liabilities on the date control was assumed, excluding any related goodwill.

Joint ventures

Joint ventures are reported in the consolidated accounts using the equity method, starting on the date when joint control begins and ending when such control ceases to exist.

Affiliated companies

Affiliated companies are reported in the consolidated accounts using the equity method, starting on the date when significant influence begins and ending when such influence ceases to exist.

If the Group's interest in any losses of affiliates exceeds the book value of the equity investment in the accounts, the value of the equity investment is eliminated, and the share of further losses is not reported, unless, and to the extent to which, the Group is responsible for covering such losses.

Transactions eliminated during the consolidation process

When preparing the consolidated accounts, unrealised profits and losses resulting from intragroup transactions are eliminated, as are the entries giving rise to payables and receivables, and costs and revenues between the companies included in the basis of consolidation.

Unrealised profits and losses generated on transactions with affiliated or joint venture companies are eliminated to the extent of the Group's percentage interest in those companies.

Dividends collected from consolidated companies are eliminated.

Currency conversion criteria and exchange rates applied to the accounts

Figures expressed in currencies other than the accounting currency (euro) are converted as follows:

- profit and loss items are converted at the average exchange rate for the year, while balance sheet items are converted at year-end exchange rates; exchange rate differences resulting from the application of the different methods for conversion to euro of profit and loss and balance sheet items are recorded under the shareholders' equity reserve "foreign currency conversion reserve", until the holding in question is sold;
- any conversion differences between the value of shareholders' equity at the beginning of the year, as converted at the prevailing rate, and the value of shareholders' equity converted at the year-end rate for the previous year are also recorded under the "foreign currency conversion reserve."

When preparing the consolidated cash flow statement, average exchange rates were used to convert the cash flows of foreign subsidiaries.

The exchange rates used for conversion transactions are shown below.

	31 December 2006		31 December 2005	
	Average rate	Final rate	Average rate	Final rate
US dollar	1.2555	1.3170	1.2446	1.1797
Swiss franc	1.5731	1.6069	1.5483	1.5551
Brazilian real	2.7318	2.8133	3.0403	2.7432
Uruguayan peso	30.1323	32.1394	30.4492	27.9648
Chinese renminbi	10.0079	10.2793	10.2033	9.5204
UK pound	0.6818	0.6715	0.6839	0.6853

3. Summary of accounting principles

Intangible assets

Intangible assets include all assets without any physical form that are identifiable, controlled by the company and capable of producing future benefits, as well as goodwill when purchased for consideration.

Intangible assets acquired or produced internally are posted to assets, in accordance with IAS 38 (Intangible Assets), when it is likely that the use of the assets will generate future financial benefits, and when the cost can be reliably determined.

These assets are reported at purchase or internal production cost including all allocable ancillary costs.

Intangible assets with a finite life

Intangible assets with a finite life are amortised on a straight-line basis in relation to their remaining useful life, taking into account losses due to a reduction in accumulated value.

The costs of development projects and studies are recorded in the profit and loss account in full in the year in which they are incurred.

Advertising costs are recorded in full in the year in which they are incurred; according to the matching principle, if these costs relate to two financial years they are allocated based on the duration of the advertising campaign.

Costs relating to industrial patents, concessions, licences and other intangible assets are listed on the assets side of the balance sheet only if they are able to produce future economic benefits for the company. These costs are amortised according to the period of use, if this can be defined, or according to contract duration.

Software licences represent the cost of purchasing licences and, if incurred, external consultancy fees or internal personnel costs necessary for training. These costs are booked in the year in which the internal or external costs are incurred for training personnel in their use and other related costs. Costs recorded under intangible fixed assets are amortised over their useful life.

These assets are generally amortised over three years.

Intangible assets with an indefinite life

Goodwill and trademarks, which result from acquisitions and qualify as intangible assets with an indefinite life, are not amortised. The possibility of recovering their reported value is ascertained at least annually, and in any case, when events occur leading to the assumption of a reduction in value using the criteria indicated in the "Impairment" section.

For goodwill, a test is performed on the smallest aggregate to which the goodwill relates. On the basis of this, management directly or indirectly assesses the return on investment including goodwill.

Write-downs of goodwill are not subject to adjustments in value.

Tangible fixed assets

Cost

Property, plant and equipment are recorded at acquisition or production cost, gross of capital grants (if received) and directly charged expenses.

Any costs incurred after purchase are capitalised provided that they increase the future financial benefits generated by using the asset.

All other costs are posted to the profit and loss account when incurred.

The replacement costs of identifiable components of complex assets are allocated to assets on the balance sheet and depreciated over their useful life. The residual value recorded for the component being replaced is allocated to the profit and loss account; other costs are charged to the profit and loss account when the expense is incurred.

If there are current obligations for dismantling or removing assets and cleaning up the related sites, the assets' reported value includes the estimated (discounted) costs to be incurred when the structures are abandoned, which are reported as a contra entry to a specific reserve.

The impact of revising the estimate of these costs is indicated in the "reserve for risks and future liabilities" section.

Ordinary maintenance and repair expenses are charged to the profit and loss account in the period in which they are incurred.

Improvements to third-party assets are classified under tangible assets, in keeping with the nature of the cost incurred.

The depreciation period corresponds to the shorter of the remaining useful life of the tangible asset and the remaining term of the lease contract.

Assets held under finance lease contracts, which essentially assign to the Group all the risks and benefits tied to ownership, are recognised as Group assets at their current value, or the present value of the minimum lease payments, whichever is lower.

The corresponding liability to the lessor is reported in the accounts under financial payables.

These assets are depreciated using the policies and rates indicated below.

Leasing arrangements in which the lessor, in essence, retains all the risks and benefits tied to the ownership of the assets, are classified as operating leases, and the related costs are reported in the profit and loss account over the term of the contract.

Depreciation and amortisation

The depreciation period runs from the time the asset is available and ready for use, and the depreciation charge is allocated directly to the asset.

Depreciation ceases on the date when the asset is classified as held for sale, in accordance with IFRS 5, or on the date on which the asset is eliminated for accounting purposes, whichever occurs first.

Depreciation is applied using the straight-line method, based on each asset's estimated useful life as established in accordance with the company's plans for use of such assets, taking into account wear and tear and superseding of technology, and the likely estimated realisable value net of disposal costs.

When the tangible asset consists of several significant components with different useful lives, depreciation is applied to each component individually.

The amount to be depreciated is represented by the reported value less the estimated net market value at the end of its useful life, if this value is significant and can be reasonably determined.

Land, even if acquired in conjunction with a building, is not depreciated, and nor are available-for-sale tangible assets, which are reported at the lower of their recorded value and fair value less disposal costs.

Rates are as follows:

– major real estate assets and light construction	3%-5%
– plant and machinery	10%-25%
– furniture, and office and electronic equipment	10%-30%
– motor vehicles	20%-40%
– miscellaneous equipment	20%-30%

Capital grants

Capital grants are recorded when there is a reasonable certainty that all requirements necessary for access to such grants have been met and that the grant will be disbursed.

This generally occurs at the time the decree acknowledging the benefit is issued.

Capital grants relating to tangible assets are reported as deferred revenues and credited to the profit and loss account over the period corresponding to the useful life of the asset concerned.

Impairment

The Group ascertains, at least annually, whether there are indications of a potential loss in value of intangible and tangible assets. If the Group finds that such indications exist, it estimates the recoverable value of the relevant asset.

In addition, intangible assets with an indefinite useful life, or that are not available and ready for use, are subject to a test for a reduction in value each year, or more frequently if there is an indication that the asset may have been subject to a loss in value.

The ability to recover the assets is ascertained by comparing the reported value to the related recoverable value, which is represented by the greater of the fair value less disposal costs and the usage value.

In the absence of a binding sale agreement, the fair value is estimated on the basis of recent transaction values in an active market, or based on the best information available to determine the amount that could be obtained from selling the asset.

The usage value is determined by discounting expected cash flows resulting from the use of the asset, and if significant and reasonably determinable, the cash flows resulting from its sale at the end of its useful life.

Cash flows are determined on the basis of reasonable, documentable assumptions representing the best estimate of the future economic conditions that will occur during the remaining useful life of the asset, with greater weight given to outside information.

The discounting is done using a rate that takes into account the implicit risk of the business segment.

When it is not possible to determine the recoverable value of an individual asset, the Group estimates the recoverable value of the unit that incorporates the asset and generates cash flows.

A loss of value is reported if the recoverable value of an asset is lower than its book value.

This loss is posted to the profit and loss account unless the asset was previously written up through a shareholders' equity reserve.

In this case, the reduction in value is first allocated to the revaluation reserve.

If, in a future period, a loss on assets, other than goodwill, does not materialise or is reduced, the book value of the asset or unit generating cash flows is increased up to the new estimate of recoverable value, and may not exceed the value that would have been determined if no loss from a reduction in value had been reported.

The recovery of a loss of value is posted to the profit and loss account, unless the asset was previously reported at its revalued amount.

In this case, the recovery in value is first allocated to the revaluation reserve.

Investment property

Property and buildings held to generate lease income ("investment property") are valued at cost less accumulated depreciation and losses due to a reduction in value. The depreciation rate for buildings is 3%, while land is not depreciated.

Biological assets

Biological assets are valued, when first reported and at each subsequent reporting date, at their fair value, less estimated point-of-sale costs. The related agricultural produce is valued at cost, which is approximately the fair value less estimated point-of-sale costs at harvest.

Financial instruments

Details of individual categories

Financial instruments held by the Group are categorised as follows.

Financial assets include holdings in affiliated companies and joint ventures, short-term securities and financial receivables, which in turn include the positive fair value of financial derivatives, trade and other receivables and cash and cash equivalents.

Specifically, cash and cash equivalents include cash, bank deposits and highly marketable securities that can be quickly converted into cash, and which carry an insignificant risk of a change in value.

Short-term securities include securities maturing in one year or less, and marketable securities representing a temporary investment of cash that do not meet the requirements for classification as cash equivalents.

Financial liabilities include financial payables, which in turn include the negative fair value of financial derivatives, trade payables and other payables.

Valuation methods

Financial assets and liabilities are booked in accordance with IAS 39 (Financial instruments: recognition and measurement).

Investments in joint ventures and affiliated companies are valued using the equity method.

Investments in other companies which are not held for trading are recorded at fair value, and this value is allocated to shareholders' equity. When fair value cannot be reliably determined, the equity investments are valued at cost adjusted for losses in value.

If the reasons for the write-downs no longer apply, the equity investments valued at cost are revalued up to the amount of the write-downs, and the result of this valuation is allocated to the profit and loss account.

The risk resulting from any losses exceeding shareholders' equity is reported in a specific reserve to the extent that the parent company is required to fulfil certain legal or implicit obligations with respect to the subsidiary, or, in any case, to cover its losses.

Receivables and financial assets to be held to maturity are reported at cost, represented by the fair value of the initial consideration given in exchange plus transaction costs (e.g. commissions, consulting fees, etc).

The initial reported value is then adjusted to take into account repayments of principal, any write-downs and the amortisation of the difference between the repayment amount and the initial reported value. Amortisation is applied on the basis of the effective internal interest rate represented by the rate which, at the time of the initial reporting, would make the present value of expected cash flows equal to the initial reported value (known as the amortised cost method).

Current financial assets and securities to be held until maturity are reported on the basis of the trading date, and, at the time they are first reported in the accounts, they are valued at purchase cost including ancillary transaction costs.

After the first reporting, the financial instruments available for sale and those held for trading are valued at their current value.

If the market price is not available, the current value of financial instruments available for sale is measured using the most appropriate valuation methods, such as the analysis of discounted cash flows performed using market information available on the reporting date, or, in the absence of reliable information, they are maintained at cost.

Profits and losses on financial assets available for sale are recorded directly in shareholders' equity up to the time the financial asset is sold or written down. At that time the accumulated profits and losses, including those previously posted to shareholders' equity, are included in the profit and loss account for the period.

Loans and receivables that the Group is not holding for trading purposes (loans and receivables originating from typical business operations), held-to-maturity securities and all financial assets for which prices in an active market are not available, and whose fair value cannot be determined reliably, are measured, if they have a pre-set maturity, at amortised cost using the effective interest method.

Where financial assets do not have a pre-set maturity, they are valued at purchase cost.

Receivables with maturities over one year, non-interest-bearing receivables or receivables that accrue below-market interest are discounted using market rates.

Valuations are performed regularly in order to verify whether there is objective evidence that a financial asset or group of assets has declined in value.

If such objective evidence exists, the loss in value must be recorded as a cost in the profit and loss account for the period.

Financial liabilities are reported at amortised cost using the effective interest method.

Financial liabilities hedged by derivatives are reported at their current value in accordance with hedge accounting procedures that are applicable to fair value hedges: profits and losses resulting from subsequent valuations at the current value, which are due to interest rate changes, are recorded in the profit and loss account and offset by the effective portion of the loss or profit resulting from subsequent valuations of the hedged instrument at the current value.

Elimination of financial assets and liabilities

Financial assets

A financial asset (or where applicable, part of a financial asset or part of a group of similar financial assets) is eliminated from the accounts when:

- the rights to receive income from financial assets are no longer held;
- the Group reserves the right to receive income from financial assets, but has taken on a contractual obligation to pay such income in full and without delay to a third party;
- the Group has transferred the right to receive income from financial assets and: (i) has transferred all the risks and benefits relating to the ownership of the financial asset, or (ii) has not transferred nor retained all the risks and benefits relating to the ownership of the financial asset, but has transferred control of the asset.

Financial liabilities

A financial liability is eliminated from the accounts when the underlying obligation of the liability is no longer held, or cancelled, or has been settled.

In cases where an existing financial liability is substituted by another with the same lender under different conditions, or where the conditions of an existing liability are changed, the substitution or change is treated

in the accounts as an elimination of the original liability, and a new liability is reported, with any difference in the accounting values allocated to the profit and loss account.

Financial derivatives

Financial derivatives are used solely for hedging purposes to reduce exchange and interest rate risk.

In accordance with IAS 39, financial derivatives may be recorded using hedge accounting procedures only if, at the beginning of the hedge, a formal designation has been made and the documentation for the hedge relationship exists, and if it is assumed that the hedge is highly effective; it must be possible for this effectiveness to be reliably measured, and the hedge must prove highly effective during the accounting periods for which it is designated.

All financial derivatives are measured at their current value pursuant to IAS 39.

Where financial instruments meet the requirements for being reported using hedge accounting procedures, the following accounting treatment is applied:

• *Fair value hedge* – if a financial derivative is designated to hedge exposure to changes in the present value of an asset or liability attributable to a particular risk that could have an impact on the profit and loss account, the profit or loss resulting from the subsequent valuations of the present value of the hedging instrument are reported in the profit and loss account. The gain or loss on the hedged entry, which is attributable to the hedged risk, changes the book value of this entry and is recorded in the profit and loss account.

• *Cash flow hedge* – if a financial instrument is designated as a hedge of exposure to the cash flow fluctuations of an asset or liability reported in the accounts, or of a highly likely expected transaction that could have an impact on the profit and loss account, the effective portion of the profits or losses on the financial instrument is reported under shareholders' equity.

Accumulated profits or losses are removed from shareholders' equity and recorded in the profit and loss account in the same period in which the transaction being hedged is reported.

The profit or loss associated with a hedge, or the portion of the hedge that has become ineffective, is posted to the profit and loss account when the ineffectiveness is reported.

If a hedge instrument or hedge relationship is closed out, but the transaction being hedged has not been carried out, the accumulated profits and losses, which, until that moment had been posted to shareholders' equity, are reported in the profit and loss account at the time the related transaction is carried out.

If the transaction being hedged is no longer considered likely to take place, the pending unrealised profits or losses in shareholders' equity are recorded in the profit and loss account.

If hedge accounting cannot be applied, the profits or losses resulting from the valuation of the financial derivative at its current value are posted to the profit and loss account.

Own shares

Own shares are reported as a reduction in respect of shareholders' equity.

The original cost of the own shares and the economic effects of any subsequent sales are reported as movements in shareholders' equity.

Inventories

Inventories of raw materials, and semi-finished and finished products are valued at the lower of purchase or manufacturing cost, determined using the weighted average method, and market value.

Work in progress is recorded at the purchase cost of the raw materials used including the actual manufacturing costs incurred at the point of manufacturing reached.

Inventories of raw materials and semi-finished products no longer useable in the production cycle and inventories of unsaleable finished products are fully written down.

Low-value replacement parts and maintenance equipment not used in connection with one single asset item are reported as inventories and recorded in the profit and loss account when used.

Non-current assets held for sale

Non-current assets classified as held for sale include non-current assets (or disposal groups) whose book value will be recovered primarily from their sale rather than their ongoing use, and whose sale is highly probable in the short term.

Non-current assets classified as held for sale are valued at the lower of their net book value and current value, less sale costs.

Employee benefits

Post-employment benefit plans

For Italian companies, the staff severance fund (TFR) is considered a post-employment defined benefit plan and is reported in accordance with the provisions for other defined benefit plans.

The Group's obligation and annual cost reported in the profit and loss account are determined by independent actuaries using the projected unit credit method.

The net accumulated value of actuarial profits and losses is reported in the profit and loss account.

The costs associated with an increase in the current value of the obligation, resulting from the approach of the time when benefits will be paid, are included under financial charges.

The liability related to benefits to be paid upon termination of employment, which is reported on the balance sheet, represents the present value of the defined benefit obligation adjusted for actuarial gains and losses and costs related to past work that were not reported previously.

Compensation plans in the form of stock options

The Group pays additional benefits in the form of stock option plans to employees, directors and individuals who regularly do work for one or more Group companies.

Pursuant to IFRS 2 (Share-Based Payment), the total current value of the stock options on the allocation date is to be reported in the profit and loss account as a cost.

Changes in the current value following the allocation date have no effect on the initial valuation.

The fair value of stock options is represented by the value of the option determined by applying the Black-Scholes model, which takes into account the conditions for exercising the option, as well as the current share value, expected volatility and the risk-free rate.

The stock options are recorded at fair value with a contra entry under "stock option reserve".

The Group applied the transitional provisions of IFRS 2, and therefore applied the principle to allocations of stock options approved after 7 November 2002 that had not accrued on the effective date of IFRS 2 (1 January 2005).

Reserve for risks and future liabilities

The reserve for risks and future liabilities concerns specific costs and charges, the existence of which is certain or likely, and the amount and occurrence of which could not be determined on the reporting date.

Provisions are reported when:

- the existence of a current legal or implicit obligation, resulting from a past event, is likely;

- it is likely that the fulfilment of the obligation will require some form of payment;
- the amount of the obligation can be reliably estimated.

Provisions are reported at a value representing the best estimate of the amount the company would reasonably pay to discharge the obligation or transfer it to third parties on the reporting date for the period.

Where the financial impact of time is significant, and the payment dates of the obligations can be reliably estimated, the provision is discounted. The increase in the related reserve over time is allocated to the profit and loss account under "financial income (charges)."

If the liability relates to tangible assets and can be reasonably predicted, or if there is a site restoration obligation, the reserve is reported as a contra item in respect of the related asset.

Reserves are periodically updated to reflect changes in cost estimates, collection periods and discount rates. Estimate revisions made in respect of reserves are allocated to the same item in the profit and loss account where the provision was previously reported, or, where the liability relates to tangible assets (e.g. dismantling and restoration), these revisions are reported as a contra entry to the related asset.

Restructuring reserves

The Group reports restructuring reserves only if there is an implicit restructuring obligation and a detailed formal restructuring programme that led to the reasonable expectation of the third parties concerned that the company would carry out the restructuring, either because it has already started the implementation procedures or because it has already communicated the main aspects of the restructuring to the third parties concerned.

Recording of revenues, income and charges in the profit and loss account

Revenues are reported to the extent to which it is likely that economic benefits will flow to the Group and in respect of the amount that can be determined reliably.

Revenues are reported net of current and deferred discounts, allowances, excise duties, returns and trade allowances.

In particular:

- sales revenues are recorded when the risks and benefits associated with owning the items are transferred to the buyer, and the revenue amount can be reliably determined;
- service revenues are reported when services are rendered; allocations of revenues related to partially performed services are reported on the basis of the percentage of the transaction completed on the reporting date when the revenue amount can be reliably estimated;
- financial income and charges are booked in the period to which they relate;
- capital grants are credited to the profit and loss account in proportion to the useful life of the related assets;
- dividends are entered on the date that the shareholders' meeting adopts the resolution; dividends received from affiliated companies are deducted from the value of the shareholding.

Costs are recognised in the profit and loss account when they relate to goods and services sold or consumed during the period, as a result of systematic apportionment or when the future utility of such goods and services cannot be determined.

Personnel and service costs include stock options (in keeping with their largely remunerative nature) that were allocated to employees, directors and individuals who regularly do work for one or more Group companies starting in 2004. The cost is determined in relation to the fair value of the option assigned. The portion applicable to the period is determined proportionally over the period to which the incentive applies (known as the vesting period).

Costs incurred in studying alternative products or processes, or, in any event, in conducting technological research and development are considered current costs and allocated to the profit and loss account in the period when they are incurred.

Tax

Current income taxes are calculated on the basis of an estimate of taxable income, and the related payable is recorded under "payables to tax authorities".

Payables and receivables in respect of current taxes are recorded in the amount expected to be paid to / received from tax authorities by applying tax rates and regulations in force or effectively approved on the reporting date for the period.

Other non-income taxes, such as property and capital taxes, are included in operating expenses.

Deferred tax assets and liabilities are calculated on temporary differences between asset and liability values recorded in the accounts and the corresponding values recognised for tax purposes.

Deferred tax assets are reported when their recovery is likely.

Deferred tax assets and liabilities are determined on the basis of tax rates projected to be applicable under the respective laws in the countries where the Group operates, in those periods when the temporary differences are generated or eliminated.

Current and deferred tax assets and liabilities are offset when these relate to income taxes levied by the same tax authority and a legal right of set-off exists, provided that realisation of the asset and settlement of the liability take place simultaneously.

Deferred tax assets and liabilities are classified under non-current assets and liabilities.

The balance of any set-off, if positive, is reported under "deferred tax income," or if negative, under "deferred tax expense."

If the results of transactions are posted directly to shareholders' equity, then current taxes, and deferred tax assets and liabilities are also allocated to shareholders' equity.

Transactions in foreign currencies (not hedged with derivatives)

Revenues and costs related to foreign currency transactions are reported at the exchange rate in force on the date the transaction is completed.

Monetary assets and liabilities in foreign currencies are converted to euro at the exchange rate in effect on the reporting date with any related impact posted to the profit and loss account.

Earnings per share

Base earnings per share are calculated by dividing the Group's net profit by the weighted average of the number of shares outstanding during the period, excluding any own shares held.

For the purposes of calculating the diluted earnings (loss) per share, the weighted average of outstanding shares is adjusted in line with the assumption that all potential shares with a diluting effect will be converted.

The Group's net profit is also adjusted to take into account the impact of the conversion net of taxes.

Use of estimates

The preparation of the accounts and related notes in accordance with IFRS requires the management to make estimates and assumptions that have an impact on the value of balance sheet assets and liabilities and on disclosures concerning contingent assets and liabilities at the reporting date.

The actual results could therefore differ from these estimates.

Estimates are used to identify provisions for risks in respect of receivables, obsolete inventory, depreciation and amortisation, asset write-downs, employee benefits, taxes, restructuring reserves and other provisions and allowances.

The estimates and assumptions are reviewed periodically and the impact of any change is reflected in the profit and loss account.

Goodwill is subject to annual impairment tests to verify any losses in value.

The calculations are based on the financial flows expected from the cash-generating units to which the goodwill is attributed, as inferred from the budget and multi-year plans.

4. Changes in accounting standards

In April 2005, the IASB issued an amendment to IAS 39 (Financial Instruments: Recognition and Measurement), which allows the foreign currency risk of a highly probable intragroup transaction to qualify as the hedged item in a cash flow hedge in consolidated financial statements, provided that the transaction is denominated in a currency other than the functional currency of the company entering into that transaction and that the foreign currency risk will affect the consolidated financial statements.

The amendment also specifies that if the hedge of a forecast intragroup transaction qualifies for hedge accounting, any gain or loss that is recognised directly in shareholders' equity, in accordance with the hedge accounting rules of IAS 39, must be reclassified in the profit and loss account in the same period in which the currency risk of the hedged transaction affects the consolidated profit or loss account.

In June 2005, the IASB issued another amendment to IAS 39 (Financial Instruments: Recognition and Measurement), which restricts the use of the option to designate any financial asset or financial liability to be measured at fair value on the profit and loss account (the "fair value option").

This amendment restricts the use of the fair value option to financial instruments that meet certain conditions:

- the fair value option designation eliminates or significantly reduces an accounting mismatch;
- a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and
- a financial instrument contains an embedded derivative that meets certain conditions.

The Group has applied these amendments to IAS 39 since 1 January 2006.

The adoption of these amendments did not, however, have a significant effect on shareholders' equity or net profit in the period.

In August 2005, the IASB issued a further amendment to IAS 39 and IFRS 4 dedicated to the accounting treatment of guarantees.

Based on this amendment, the liability deriving from financial guarantee contracts must be recognised in the accounts of the guarantor as follows:

- initially at fair value;
- subsequently, at the higher of (i) the best estimate of the amount required to fulfil the obligation at the reference date, in accordance with IAS 37 (Provisions, Contingent Liabilities and Contingent Assets) and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with IAS 18 (Revenue).

This amendment does not apply to the Campari Group.

In August 2005, the IASB issued a new accounting standard IFRS 7 (Financial Instruments: Disclosures) and a supplementary amendment to IAS 1 (Presentation of Financial Statements: Capital Disclosures).

IFRS 7 requires additional information on the importance of financial instruments to a company's performance and financial position.

This information incorporates some of the requirements previously included in accounting standard IAS 32 (Financial Instruments: Disclosure and Presentation).

The new accounting standard requires the disclosure of additional information on the level of exposure to risk arising from the use of financial instruments, together with a description of the objectives, policies and procedures put in place by management to minimise such risks.

The amendment to IAS 1 introduced requirements on the information to be provided on a company's capital.

IFRS 7 and the amendment to IAS 1 are effective from 1 January 2007.

The Campari Group has chosen not to apply the requirements of this statement in advance.

On 2 November 2006, the International Financial Reporting Interpretation Committee (IFRIC) issued an interpretation document, IFRIC 11 – IFRS 2 (Group and Treasury Shares Transactions), which establishes

that share-based payment plans where the company receives services in exchange for its own shares must be accounted for as capital instruments.

The Campari Group will adopt this interpretation from its effective date of application, i.e. 1 January 2008.

In addition, IFRIC 4 (Determining whether an Arrangement contains a Lease) and IFRIC 5 (Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds) came into effect on 1 January 2006, but these interpretation documents do not apply to the Campari Group.

Lastly, IFRIC 6 (Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment) came into effect on 1 December 2005, but this does not apply to the Campari Group either.

New accounting principles

On 3 March 2006, IFRIC issued IFRIC 9 (Reassessment of Embedded Derivatives), which requires a company to assess whether any embedded derivatives contained in the contract are required to be separated from the host contract and accounted for as if they were stand-alone derivatives when it first becomes a party to the contract.

Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract.

This interpretation takes effect from 1 January 2007.

On 30 November 2006, the IASB issued accounting standard IFRS 8 - *Operating Segments*, which will replace IAS 14 (Segment Reporting) on 1 January 2009.

IFRS 8 requires companies to report information on its segments based on the elements used by management to make operating decisions. This therefore requires the identification of operating segments whose results are reviewed regularly by management to make decisions about resources to be allocated to the segment and assess its performance.

As at the date of drafting this report, the Group is assessing the impact of adopting this principle.

Lastly, note that in 2006 the following accounting standards and interpretation documents were issued:

- IFRIC 8 (Scope of IFRS 2), effective from 1 January 2007;
- IFRIC 12 (Service Concession Arrangements), effective from 1 January 2008.

5. Seasonal factors

Sales of some Group products are more affected than others by seasonal factors, because of different consumption patterns or consumer habits.

In particular, soft drink consumption tends to increase during the hottest months of the year (May – September), and summer temperature variations from one year to the next may have a substantial effect on comparative sales figures.

For other products, such as sparkling wines, sales in some countries are concentrated in certain periods of the year, largely around Christmas.

While exogenous factors do not affect sales of these products, the commercial risk is higher, since the full-year sales result is determined in just two months.

In general, the Group's diversified product portfolio, which includes spirits, soft drinks and wines, and the geographical spread of its sales, help to reduce substantially any risks relating to seasonal factors.

6. Default risk: negative pledges and debt covenants

The contracts relating to the bond issued by the Parent Company, the private placement and two committed credit lines negotiated by Redfire, Inc. include negative pledges and covenants.

In the first two cases, these contractual clauses are intended to limit the Group's options to grant significant rights to the Group's assets to third parties; in particular, the contracts establish specific restrictions on selling or pledging assets.

The covenants include the Group's obligation to respect certain financial indicators, the most significant of which relate to the ratio of net debt to particular measures of Group profitability.

If the group fails to fulfil these obligations, after an observation period in which any breach has not been rectified, it could be served with notice to repay the residual debt.

These ratios are monitored by the Group at the end of each quarter and have so far been a long way off the thresholds that would constitute non-compliance.

7. Acquisitions

Glen Grant, Old Smuggler and Braemar

The Campari Group completed the acquisition of the Glen Grant, Old Smuggler and Braemar Scotch whisky brands on 15 March 2006.

As part of the transaction, the Group acquired, in addition to the three brands, the related inventory (including finished products and stock in the ageing process) and the Glen Grant distillery in Rothes, Scotland.

The following table shows the book values and fair values on the date the assets were acquired:

	Book value € / 000	Fair value € / 000
Fixed assets		
Tangible fixed assets	4,737	4,737
Trademarks	–	103,067
Total fixed assets	**4,737**	**107,804**
Current assets		
Inventories	22,738	22,738
Total current assets	**22,738**	**22,738**
Total assets	**27,475**	**130,542**
Purchase cost		**130,542**

The total cost of the operation, including related costs, came to € 130,542 thousand, which was fully paid at the time of acquisition using short-term bank loans.

There are no differences between the book values and current values of the assets acquired, as the transaction was effected by purchasing shareholdings in a special purpose vehicle created by the vendor with values close to their current values, with the exception of trademarks created internally, for which specific sale valuations were undertaken, which did not include amounts for goodwill.

Trademarks with an indefinite useful life were subject to an impairment test.

If the acquisition had been made at the beginning of the year, we estimate that the Group's revenues and net profit would have been around € 7.3 million and € 0.7 million higher respectively.

Skyy Spirits, LLC

The purchase of a further 11% of Skyy Spirits, LLC was completed on 2 November 2006, taking the Group's stake in the US company to 100%.

The total cost of the acquisition, including related costs, came to US$ 62,437 thousand (€ 48,905 thousand at the exchange rate on the transaction date), of which US$ 59,086 thousand (€ 46,280 thousand) related to goodwill.

In order to complete the acquisition, the Group exercised its call/put options in accordance with the terms agreed in January 2002 when the Group acquired the majority shareholding in the company.

The transaction was completed in advance of the original deadline of 2007, thanks to an agreement between the parties.

The acquisition was paid for in cash using the Group's own funds.

Please see the comments in the report on operations under "significant events during the year" for further information on the acquisitions made in the year.

8. Investments in affiliated companies and joint ventures

The Group has shareholdings in various joint ventures with the aim of promoting and marketing its own products in the markets where these joint ventures operate: Fior Brands Ltd., operating in the UK (50%), International Marques V.o.f., operating in the Netherlands (33.33%), MCS S.c.a.r.l., operating in Belgium (33.33%) and Summa S.L., operating in Spain (30%).

These companies are consolidated using the equity method. The Group's portion of their net profit is consolidated on the basis of the accounts prepared by the companies with the same reporting date as that of the Group, and in the case of Summa S.L., based on data prepared specifically by the latter to report its accounting position at 31 December to the Group (for the purpose of the preparation of the consolidated accounts), since for reasons relating to its majority shareholder, its reporting date is 30 September.

The following table shows the Group's portion of assets, liabilities, revenues and costs of its joint ventures:

	31 December 2006 € / 000	31 December 2005 € / 000
Portion of affiliated companies' balance sheets:		
Non-current assets	310	277
Current assets	22,518	24,556
	22,828	**24,832**
Non-current liabilities	674	689
Current liabilities	21,626	23,551
	22,300	**24,241**
Portion of affiliated companies' revenues and costs:		
Revenues	22,998	24,057
Cost of goods sold	(17,373)	(18,006)
Sales and administrative costs	(5,214)	(5,571)
Financial charges	(155)	(100)
Profit before tax	256	379
Tax	(72)	(96)
Net profit	184	283
Book value of shareholdings	**528**	**591**

9. Segment reporting

Pursuant to IAS 14, the segment reporting tables for the primary segment structure are shown below.

The Group's primary reporting is for segments that are defined as a clearly identifiable part of the Group that provide a group of similar products, and which are subject to risks and benefits that differ from those of the Group's other segments.

Secondary reporting gives certain information by geographical region.

The accounting standards used for reporting segment information in the notes are consistent with those used for preparing the consolidated accounts.

The segments in which the Group operates are the manufacture and sale of:

- spirits: alcohol-based beverages with alcohol content below and above 15% by volume, with the latter defined by law as "spirit drinks"
- wines: both sparkling and still wines including "aromatic wines", such as vermouth
- soft drinks: non-alcoholic beverages
- other: sales related to the business of co-packing, raw materials and semi-finished products.

Information given by region is based on the geographical location of the activities and – for revenues deriving from foreign customers – on the geographical location of the customers.

This information is shown for Italy, Europe, the Americas and the rest of the world.

Primary reporting

The following two tables show the Group's revenues and costs as well as balance sheet assets and liabilities broken down by segment as at 31 December 2006 and 31 December 2005.

31 December 2006	Spirits € / 000	Wines € / 000	Soft drinks € / 000	Other sales € / 000	Total operations € / 000
Revenues (*)					
Net sales to third parties	657,087	134,916	127,954	12,400	932,358
Income and profits					
Income by sector	210,648	15,209	28,625	2,420	256,903
Unallocated expenses					(66,391)
Operating income					**190,511**
Net financial income (charges)					(15,189)
Portion of result of companies valued at equity	124	42	18	-	184
Tax					(55,215)
Minority interests					(3,234)
Group net profit					**117,059**
Assets and liabilities					
Assets allocated to segments	1,060,910	252,619	67,910	–	1,381,439
Equity investments valued at equity	373	97	58	–	528
Other unallocated assets					344,091
Total assets					**1,726,058**
Liabilities allocated to segments	114,707	35,220	30,907	-	180,834
Other unallocated liabilities					747,442
Total liabilities					**928,276**
Other information					
Investments in tangible fixed assets (**):					
— allocated to segments	11,463	4,993	1,552	3	18,011
— unallocated to segments					3,483
Total					**21,494**
Investments in intangible fixed assets (**):					
— allocated to segments	109,621	42	2	–	109,665
— unallocated to segments					1,886
Total					**111,551**
Depreciation of tangible fixed assets:					
— allocated to segments	6,979	5,790	2,609	-	15,378
— unallocated to segments					2,033
Total					**17,411**
Amortisation of intangible fixed assets:					
— allocated to segments	101	28	14	–	143
— unallocated to segments					1,674
Total					**1,817**
Other expenses that did not involve a cash outflow	4,340	315	248	882	5,784

(*) There were no inter-segment sales.
(**) In accordance with IAS 14.57, investments also include assets acquired during the year.

31 December 2005	Spirits € / 000	Wines € / 000	Soft drinks € / 000	Other sales € / 000	Total operations € / 000
Revenues (*)					
Net sales to third parties	551,528	125,163	124,940	8,313	809,944
Income and profits					
Income by sector	189,584	14,090	31,136	1,457	236,267
Unallocated expenses					(52,411)
Operating income					183,856
Net financial income (charges)					(9,907)
Profit (loss) of companies valued at equity	191	65	28	–	283
Tax					(51,180)
Minority interests					(5,039)
Group net profit					118,013
Assets and liabilities					
Assets allocated to segments	947,715	254,482	60,000	–	1,262,197
Equity investments valued at equity	402	105	84	–	591
Other unallocated assets					337,038
Total assets					**1,599,826**
Liabilities allocated to segments	96,834	32,689	20,691	–	150,214
Other unallocated liabilities					753,832
Total liabilities					**904,046**
Other information					
Investments in tangible fixed assets (**):					
— allocated to segments	7,616	16,513	1,286	–	25,415
— unallocated to segments					1,403
Total					**26,818**
Investments in intangible fixed assets (**):					
— allocated to segments	175,079	27	17	–	175,123
— unallocated to segments					1,795
Total					**176,918**
Depreciation of tangible fixed assets:					
— allocated to segments	5,647	5,251	2,642	–	13,540
— unallocated to segments					2,203
Total					**15,743**
Amortisation of intangible fixed assets:					
— allocated to segments	39	18	5	–	62
— unallocated to segments					1,601
Total					**1,663**
Other expenses that did not involve a cash outflow	956	1,009	–	–	1,965

(*) There were no inter-segment sales.
(**) In accordance with IAS 14.57, investments also include assets acquired during the year.

Secondary reporting

The following tables show revenues, expenditure on investment in fixed assets and information on the group's assets broken down into geographical segments as at 31 December 2006 and 31 December 2005.

31 December 2006	Italy € / 000	Europe € / 000	Americas € / 000	Rest of the world € / 000	Total operations € / 000
Revenues					
Net sales to third parties	401,382	175,153	314,612	41,211	932,358
Assets					
Allocated assets	689,791	124,198	565,906	1,545	1,381,440
Equity investments valued at equity	–	527	–	–	527
Unallocated assets					344,091
Total assets					**1,726,058**
Other information					
Investments in tangible fixed assets (*):					
— allocated to segments	10,451	7,197	362	–	18,010
— unallocated to segments					3,484
Total					**21,494**
Investments in intangible fixed assets (*):					
— allocated to segments	48	103,257	6,360	–	109,665
— unallocated to segments					1,886
Total					**111,551**

31 December 2005	Italy € / 000	Europe € / 000	Americas € / 000	Rest of the world € / 000	Total operations € / 000
Revenues					
Net sales to third parties	381,505	151,673	242,001	34,765	809,944
Assets					
Allocated assets	582,460	79,194	592,107	8,436	1,262,197
Equity investments valued at equity	–	591	–	–	591
Unallocated assets					337,038
Total assets					**1,599,826**
Other information					
Investments in tangible fixed assets (*):					
— allocated to segments	20,486	4,415	514	–	25,415
— unallocated to segments					1,403
Total					**26,818**
Investments in intangible fixed assets (*):					
— allocated to segments	72	71	174,980	–	175,123
— unallocated to segments					1,795
Total					**176,918**

(**) In accordance with IAS 14,57, investments also include assets acquired during the year.

10. Revenues and costs

A breakdown is provided below of certain revenues and costs, which, in terms of their nature and amount, are significant for the purposes of understanding net profit for the year.

Revenues from the sales of goods and services

	2006 € / 000	2005 € / 000
Sale of goods	926,186	803,344
Provision of services	6,172	6,600
Total net sales	**932,358**	**809,944**

The provision of services mainly relates to bottling the products of third parties.

For further information on the breakdown of sales revenues, please refer to the relevant section in the report on operations.

Other one-offs: income and charges

Note that the EBIT figure is affected by the following one-off items of income and charges, as set out in the Consob communication of 28 July 2006.

	2006 € / 000	2005 € / 000
One-offs: income		
Release of unutilised reserves		
Capital gain on integrated programme for Sesto San Giovanni	12,176	–
Other capital gains on the sale of fixed assets	124	2,301
Other one-off windfall gains	485	1,693
Release of reserves	–	2,056
Total one-offs: income	**12,785**	**6,050**
One-offs: charges		
Provisions for risks and future liabilities	(6,042)	–
Other extraordinary windfall losses		
Demolition and scrapping costs	(2,638)	-
Write-downs of fixed assets	(1,753)	-
Losses on the sale of fixed assets	(641)	–
Personnel restructuring costs	(776)	(715)
Other one-offs: charges	(1,781)	(625)
Total one-offs: charges	**(13,631)**	**(1,340)**
Total one-offs: income and charges	**(846)**	**4,710**

As shown in the report on operations (please see the relevant section for further details), 2006 saw the start of the proposed integrated urban regeneration programme for the Sesto San Giovanni site, to convert it into the Group's new headquarters.

As part of this building project, the following operations were effected during the year:

– the sale of building land for residential use, which realised a capital gain of € 12,176 thousand;

- the sale of a building, which had already been converted into a refectory, which realised a capital loss of € 582 thousand, included under the item "capital losses on the sale of fixed assets";
- the demolition of part of the adjacent buildings and power plants, and the resulting restoration and environmental rehabilitation, which incurred costs of € 2,638 thousand, shown under the item "demolition and scrapping costs".

"Provisions for risks and future liabilities" of € 6,042 thousand mainly relate to a provision of € 4,810 thousand for the restructuring reserve, following the decision to cease production at the Sulmona plant.

"Write-downs of fixed assets" totalling € 1,753 thousand include the write-down of € 667 thousand relating to a building next to the Crodo production plant in anticipation of its future demolition, and the write-down of € 927 thousand in respect of the Termoli building in order to adjust the book value to its fair value, which was established in the sale negotiations under way.

Other costs

The following table shows details of costs relating to the management of operating and finance leases and the Group's property investments:

	2006 € / 000	2005 € / 000
Operating leases		
— Minimum payments under operating leases	(4,381)	(3,261)
Finance leases		
— Potential lease payments (index-linked)	(27)	(25)
Other costs		
— Expenses relating to the management of property investments that generate lease income (including maintenance expenses)	(9)	(8)
— Expenses relating to the management of property investments that did not generate lease income (including maintenance expenses)	(20)	(17)

Depreciation

The following table shows details of depreciation and amortisation, by type and by function, included in the profit and loss account:

	2006 € / 000	2005 € / 000
Depreciation, amortisation and any losses in value		
— Depreciation of tangible fixed assets	(17,411)	(15,743)
— Amortisation of intangible fixed assets	(1,817)	(1,663)
of which:		
Amounts included in cost of goods sold:		
— Depreciation of tangible fixed assets	(14,488)	(13,386)
— Amortisation of intangible fixed assets	(59)	(45)
Amounts included in sales and distribution expenses:		
— Depreciation of tangible fixed assets	(838)	(656)
— Amortisation of intangible fixed assets	(21)	(16)
Amounts included in general and administrative expenses:		
— Depreciation of tangible fixed assets	(2,085)	(1,700)
— Amortisation of intangible fixed assets	(1,737)	(1,603)

There were no impairment losses in the two years concerned.

Net financial income (charges)

This item breaks down as follows:

	2006 € / 000	2005 € / 000
Net financial charges on bonds	(16,949)	(12,604)
Interest payable to banks	(11,512)	(6,097)
Bank charges	(1,041)	(997)
Other charges	(3,217)	(537)
Total financial charges (at cost)	**(32,719)**	**(20,235)**
Unrealised loss on derivatives used for hedging	216	(323)
Actuarial interest	(352)	(611)
Total financial charges	**(32,855)**	**(21,168)**
Bank and term deposit interest	10,033	5,642
Other income	7,305	5,443
Total financial income (at cost)	**17,338**	**11,085**
Unrealised profit on derivatives used for hedging		180
Total financial income	**17,338**	**11,265**
Net realised exchange rate differences	(437)	(454)
Net unrealised exchange rate differences	765	450
Net financial income and charges	**(15,189)**	**(9,907)**

Below are details of the financial charges on the bonds issued by the Parent Company Davide Campari-Milano S.p.A. and the private placement issued by the subsidiary Redfire, Inc., and the financial charges and income that accrued on related derivatives:

	Full year 2006 Parent Company € / 000	Redfire, Inc. € / 000	Total € / 000	Full year 2005 Total € / 000
Financial charges to bondholders	(10,600)	(8,264)	(18,864)	(19,875)
Financial charges relating to swaps	(9,263)	(50)	(9,313)	(7,186)
Financial income from swaps	10,601	627	11,227	14,457
	(9,262)	**(7,687)**	**(16,949)**	**(12,604)**

For further information, see comments under Note 29 (Financial instruments).

Personnel costs

This item breaks down as follows:

	2006 € / 000	2005 € / 000
Wages and salaries	(68,821)	(60,063)
Social security contributions	(15,498)	(14,836)
Costs for post-employment benefits	(3,246)	(1,726)
Cost for share-based payments	(2,093)	(1,009)
	(89,658)	**(77,635)**

Research and development costs

The Group's research and development activities relate solely to ordinary production and commercial activities; namely, ordinary product quality control and packaging studies in various markets.

Related costs are recorded in full in the profit and loss account for the year in which they are incurred.

11. Tax

Details of current and deferred taxes posted to the Group's profit and loss account are as follows:

	2006 € / 000	2005 € / 000
Corporate income tax for the period		
— Taxes for the current year	(42,344)	(31,619)
— Taxes relating to previous financial years	83	(246)
Deferred income tax		
— Newly reported and cancelled temporary differences	(12,954)	(19,315)
Income tax posted to the profit and loss account	**(55,215)**	**(51,180)**

The table below gives details of current and deferred taxes posted directly to shareholders' equity:

	2006 € / 000	2005 € / 000
Current taxes relating to profits (losses) posted directly to shareholders' equity	(270)	–
Deferred taxes relating to profits (losses) posted directly to shareholders' equity	(517)	–
Deferred taxes on profits (losses) from cash flow hedging	(1,112)	14
	(1,899)	**14**

The table below shows a reconciliation of the theoretical tax charge with the Group's actual tax charge. Note that, in order to provide a clearer picture, IRAP has not been taken into account since, being a tax calculated on a tax base other than pre-tax profit, it would have had distortive effects.

Theoretical taxes were, therefore, calculated solely by applying the current tax rate in Italy for IRES (i.e. 33% for both 2006 and 2005), to the pre-tax result.

	2006 € / 000	Rate %	2005 € / 000	Rate %
Group profit before tax	172,273		169,193	
Theoretical tax rate	33%		33%	
Theoretical corporate income tax	**(56,850)**	**33.0%**	**(55,834)**	**33.0%**
Tax effect deriving from foreign tax rates differing from the theoretical Italian tax rate	10,024	(5.8%)	5,446	(3.2%)
Permanent differences	(2,595)	1.5%	3,698	(2.2%)
Other differences on consolidation entries	244	(0.1%)	639	(0.4%)
IRAP	(6,038)	3.5%	(5,129)	3.0%
Corporate income tax recorded in the accounts (current and deferred)	**(55,215)**	**32.1%**	**(51,180)**	**30.2%**

Details of deferred tax income and expense posted to the profit and loss account and balance sheet are broken down by type as follows:

	Balance sheet		Profit and loss account	
	31 December 2006 € / 000	31 December 2005 € / 000	2006 € / 000	2005 € / 000
Deferred tax assets				
Deferred expenses	1,802	949	635	(253)
Taxed reserves	9,141	5,733	4,645	(2,944)
Past losses	6,018	6,502	(258)	913
Fair value valuations	–	1,553	(1,194)	26
Other	1,534	1,806	(354)	(354)
	18,495	**16,543**	**3,474**	**(2,612)**
Deferred tax liabilities				
Accelerated depreciation	(7,297)	(6,752)	(605)	(1,845)
Capital gains subject to deferred taxation	(3,703)	(407)	(3,308)	(9)
Goodwill and trademarks deductible locally	(35,865)	(27,870)	(11,778)	(12,854)
Reserves subject to taxation in the event of dividend payments	(8,331)	(8,331)	–	–
Adjustment to Group accounting principles	5,116	3,437	1,679	(1,209)
Leasing	(2,261)	(1,440)	(821)	(786)
Other	(3,725)	(1,942)	(1,595)	–
	(56,066)	**(43,304)**	**(16,428)**	**(16,702)**

Deferred tax assets for tax losses are entirely attributable to Campari do Brasil Ltda.

Local legislation does not set a time limit for their use, but does set a quantitative limit for each individual year, based on declared taxable income.

12. Base and diluted earnings per share

Base earnings per share are calculated as the ratio of the Group's portion of net profits for the year to the weighted average number of ordinary shares outstanding during the year; own shares held by the Group are, therefore, excluded from the denominator.

Diluted earnings per share are determined by taking into account the potential dilution effect resulting from options allocated to beneficiaries of stock option plans in the calculation of the number of outstanding shares.

Base earnings per share are calculated as follows:

Base earnings	31 December 2006			31 December 2005		
	Profit € / 000	Shares number	Earnings per share €	Profit € / 000	Shares number	Earnings per share €
Net profit attributable to ordinary shareholders	117,059			118,013		
Weighted average of ordinary outstanding shares		284,400,932			281,194,137	
Base earnings per share			**0.41**			**0.42**

Diluted earnings per share are calculated as follows:

Diluted earnings	31 December 2006			31 December 2005		
	Profit € / 000	Shares number	Earnings per share €	Profit € / 000	Shares number	Earnings per share €
Net profit attributable to ordinary shareholders	117,059			118,013		
Weighted average of ordinary outstanding shares net of dilution		284,817,474			284,710,990	
Diluted earnings per share			**0.41**			**0.41**

13. Net tangible fixed assets

Changes in this item are indicated in the table below.

	Land and buildings € / 000	Plant and machinery € / 000	Other € / 000	Total € / 000
Opening book value	129,772	182,753	58,695	371,220
Opening accumulated amortisation	(48,016)	(119,202)	(51,523)	(218,741)
Balance at 31 December 2005	**81,756**	**63,551**	**7,172**	**152,479**
Investments	1,921	6,192	6,518	14,631
Change in basis of consolidation	3,014	1,508	216	4,737
Disposals	(1,299)	(69)	(7)	(1,375)
Depreciation	(4,024)	(10,151)	(2,615)	(16,790)
Reclassifications	(665)	1,281	(3,962)	(3,346)
Reclassification under fixed assets in progress at year-end	580	2,274	(2,912)	(58)
Write-downs and eliminations	(2,278)	(1,011)	(17)	(3,306)
Exchange rate differences and other changes	387	(4,087)	3,012	(688)
Balance at 31 December 2006	**79,392**	**59,488**	**7,405**	**146,284**
Closing book value	127,623	195,343	28,503	351,468
Closing accumulated amortisation	(48,231)	(135,855)	(21,098)	(205,184)

Land and buildings investments amounting to € 1,921 thousand, were primarily attributable (€ 643 thousand), to the Parent Company and include costs for the preparation of land in Sesto San Giovanni, on which the new Group headquarters is to be built, as well as costs for improvements to the Novi Ligure and Crodo industrial premises. € 821 thousand related to Koutsikos Distilleries S.A. for work completed at the Volos plant to produce Ouzo 12.

Disposals, amounting to € 1,375 thousand, were mainly due to the sale of part of the Sesto San Giovanni site not intended for use in the construction of the new headquarters. For further information about the integrated programme of action for the urban regeneration of the Sesto San Giovanni site please refer to the paragraph on Investments in the Report on operations.

This sale resulted in a capital gain of € 12,176 thousand, included, due to the extraordinary nature of the sale, under the item "Other one-offs: income and charges".

Write-downs and eliminations, amounting to € 3,306 thousand, were mainly attributable to:

- demolition and dismantling of part of the Sesto San Giovanni premises, completed during 2006, which involved total costs of € 2,638 thousand, also included under the item "Other one-offs: income and charges";
- the € 927 thousand write-down of the Termoli plant for which sales negotiations are at an advanced stage. This write-down aimed to adjust the book value to the estimated realisable value;
- the write-down of a building near the Crodo plant, which is due be demolished.

Investments in plant and machinery, amounting to € 6,192 thousand, primarily included:

- Parent Company investments, amounting to a total of € 3,730 thousand, in the Canale, Crodo, Sulmona and Novi Ligure facilities. In this last case, these related to cellars, the liqueur and CampariSoda production line, the wines and multi-purpose production line, the bulk product and syrup production area and general services;
- investments made by Sella & Mosca S.p.A., totalling € 757 thousand, for the purchase of agricultural machinery and miscellaneous equipment.

Investments in other tangible fixed assets, amounting to € 6,518 thousand, were primarily attributable to the Parent Company, and included:

- fixed assets in progress at 31 December 2006 relating to building work on the new headquarters in Sesto San Giovanni (€ 1,518 thousand), investments in the Novi Ligure facility (€ 1,569 thousand), and investments in Crodo (€ 893 thousand);
- investments in plant and laboratory equipment and apparatus of € 491 thousand.

The change in the basis of consolidation, of € 4,737 thousand, was due to the acquisition of Glen Grant, which included the distillery's land, buildings and machinery.

Reclassifications for the period, amounting to € 3,346 thousand, related to the inclusion, under non-current assets classified as held for sale, of the Termoli facility, further to cessation of production at the site and the opening of sales negotiations.

Finally, please note that, for greater clarity, fixed assets in progress are included under the categories to which they relate, depending on the type of investment.

The following table provides a breakdown of tangible fixed assets by ownership.

	Owned fixed assets € / 000	Fixed assets under finance leases € / 000	Total € / 000
Land and buildings	55,077	24,314	79,391
Plant and machinery	58,770	719	59,489
Other tangible fixed assets	7,323	81	7,404
	121,170	**25,114**	**146,284**

14. Biological assets

This item includes biological assets consisting of fruit-bearing and mature vines that provide grapes for wine production.

The vines are located in about 500 hectares of vineyards north of Alghero in Sardinia owned by Sella & Mosca S.p.A., 90 hectares of vineyards in San Gimignano owned by Teruzzi & Puthod S.r.l. and 73 hectares of vineyards in Saint Gilles, France, which are owned by Société Civile du Domaine de la Margue.

Changes in this item are indicated in the table below.

	€ / 000
Opening book value	16.906
Opening accumulated amortisation	(3.409)
Balance at 31 December 2005	**13,497**
Investments	2,126
Disposals	(3)
Depreciation	(618)
Reclassifications	6
Balance at 31 December 2006	**15,008**
Closing book value	19,271
Closing accumulated amortisation	(4,263)

Investments for the year, amounting to € 2,126 thousand, relate to new vineyards.

As for Sella & Mosca S.p.A, with respect to the application of IAS 41 on the accounting treatment of biological assets (vines) and biological products (grapes), given the unique situation of Sella & Mosca S.p.A. vis-à-vis the territory in which it operates, as described below, it was decided to continue recording these assets at cost, less accumulated depreciation; valuation at fair value would require the following assumptions to be met, which do not apply in the context in which the company operates:

- the existence of an active market for biological products and assets. This is not the case in Sardinia, as the market cannot absorb grapes and vines in the quantities concerned, due to a lack of buyers, and it is not possible to set potential market prices in a scenario in which all products or biological assets are made available for sale;
- the adoption of the alternative cash flow valuation method, which cannot be used due to both the inability to set a reliable price for the biological products concerned in the quantity concerned, and the inability to determine or measure the projected cash flows.

The depreciation rate used by Sella & Mosca S.p.A. is 5%.

At 31 December 2006, non-productive biological assets totalled € 7,352 thousand (€ 6,907 thousand at 31 December 2005). Agricultural output during the year totalled approximately 56,000 quintals. Given that it was all processed during the year, there were no inventories of this production at the year-end.

15. Investment property

Investment property includes land located near Rome, which has the highest value of the total property.

This item also includes a residual amount relating to eleven apartments and a shop located in the provinces of Milan, Bergamo and Verbania, as well as two rural premises, located in the province of Cuneo.

With the exception of a rented apartment, all the above properties are vacant.

Changes in this item are indicated in the table below.

	€ / 000
Opening book value	4,586
Opening accumulated amortisation	-
Balance at 31 December 2005	**4,586**
Disposals	(68)
Reclassification under assets available for sale	(500)
Depreciation	(1)
Balance at 31 December 2006	**4,017**
Closing book value	4,017
Closing accumulated amortisation	–

Decreases, amounting to € 500 thousand, were attributable to the reclassification under non-current assets classified as held for sale of the property owned by Teruzzi & Puthod S.r.l., located in San Gimignano, for which sales negotiations are under way.

The reported value of investment property is close to its fair value.

16. Goodwill and trademarks

Changes during the year are indicated in the table below.

	Goodwill € / 000	Trademarks € / 000	Total € / 000
Opening book value	728,219	22,391	750,610
Opening impairment	–	–	–
Balance at 31 December 2005	**728,219**	**22,391**	**750,610**
Change in basis of consolidation	6,360	103,067	109,427
Exchange rate differences and other changes	(43,646)	–	(43,646)
Balance at 31 December 2006	**690,933**	**125,458**	**816,391**
Closing book value	690,933	125,458	816,391
Closing impairment	–	–	–

Intangible assets with an indefinite life are represented by goodwill and trademarks, both deriving from the purchase of companies.

The Group expects to obtain positive cash flow from these assets for an indefinite period of time.

Goodwill and trademarks are not amortised but are subject to impairment tests.

The form taken by these tests is shown in Paragraph 18 - Impairment, below.

In In November 2006, the Group exercised, in advance of the original deadline, a call option enabling it to acquire a further shareholding of 11% in Skyy Spirits, LLC.

The Group's stake in the company thus increased to 100%.

The purchase cost was US$ 62 million (€ 49 million at the exchange rate on the transaction date), including € 46,280 thousand recognised as goodwill.

Note that, in the accounts at 31 December 2005, the put/call option for the purchase of the aforementioned 11% holding in Skyy Spirits, LLC was posted with goodwill of € 43,203 thousand and a corresponding financial payable of € 45,546 thousand.

The change in the goodwill item during the year was, therefore, attributable to the difference between the estimated goodwill value deriving from the recording of the puttable liability at 31 December 2005 and the amount actually paid when the option was exercised.

Exchange rate differences of € 43,646 thousand were due to adjustment of Skyy Spirits, LLC and Campari do Brasil Ltda goodwill to year-end exchange rates.

The change in the basis of consolidation relating to trademarks, amounting to € 103,067 thousand, was attributable to the value of Glen Grant, Old Smuggler and Braemar trademarks, acquired during 2006.

For further information, see Note 7 (Acquisitions).

17. Impairment

The Group ascertains the possibility of recovering the goodwill and trademarks posted to the accounts (impairment test) annually, or more frequently if there are signs of a loss in value.

For the purposes of evaluating the impairment tests, the amounts for goodwill and trademarks were allocated to the respective units (or groups of units) that generated cash ("cash generating units") on the closing date of the accounts.

Specifically, the cash flow generated by individual products or groups of products (i.e. the Group's trademarks) was used.

The allocation of goodwill and trademarks to individual units is reported in the table below:

	31 December 2006		31 December 2005	
	Goodwill	Trademarks	Goodwill	Trademarks
	€ / 000	€ / 000	€ / 000	€ / 000
Former Bols brands	4,612	1,992	4,612	1,992
Ouzo 12	9,976	7,429	9,976	7,429
Cinzano	51,457	772	51,457	772
Brazilian acquisition	64,298	–	65,941	–
Skyy Spirits, LLC	365,477	–	401,120	–
Zedda Piras S.p.A. and Sella & Mosca S.p.A.	57,254	21	57,254	21
Barbero 1891 S.p.A.	137,859	–	137,859	–
Riccadonna	–	11,300	–	11,300
Glen Grant, Old Smuggler and Braemar	–	103,067	–	–
Other	–	877	–	877
	690,933	**125,458**	**728,219**	**22,391**

The main assumptions for determining the value used by the cash generating units (i.e. the present value of estimated future cash flows that are assumed to result from the continuing use of the asset) are based on the discount and growth rates.

In particular, the Group used discount rates, which are believed to properly reflect market valuations (on the reference date of the estimate) of the present value of money and specific risks connected to individual cash generating units.

The projections for operating cash flow are derived from the most recent budgets and plans prepared by the Group for the next three years and extrapolated over ten years on the basis of medium-/long-term growth rates depending on the various characteristics of the assets, but in any event, at rates no higher than the average long-term growth rate in the market in which the Group operates.

The use of a ten-year period is justified by the life cycle of the products with respect to the reference market.

Cash flow projections relate to current operating conditions, and thus do not include cash flows connected with any one-off operations.

The composition of future cash flow estimates was determined on the basis of prudential criteria which hold sales volume constant after the projected horizon of the analysis.

In addition, the projections are based on reasonableness and consistency with respect to the allocation of future general expenses, expected trends in capital investment, conditions of financial equilibrium and macroeconomic assumptions with a particular focus on product price increases, which take into account forecast inflation rates.

None of the impairment tests produced a valuation resulting in a permanent loss of value in 2005 or 2004.

18. Intangible assets with a finite life

Changes in this item are indicated in the table below.

	Software € / 000	Other € / 000	Total € / 000
Opening book value	7,790	13,954	21,744
Opening impairment	–	–	–
Opening accumulated amortisation	(5,352)	(12,582)	(17,934)
Balance at 31 December 2005	**2,438**	**1,372**	**3,810**
Investments	1,019	1,105	2,124
Decreases	–	(8)	(8)
Amortisation for the period	(1,288)	(528)	(1,816)
Reclassifications of fixed assets in progress	68	(10)	58
Exchange rate differences and other changes	104	(156)	(52)
Balance at 31 December 2006	**2,341**	**1,775**	**4,116**
Closing book value	7,422	13,097	20,519
Closing impairment	–	–	–
Closing accumulated amortisation	(5,081)	(11,322)	(16,403)

Intangible assets with a finite life were amortised on a straight-line basis in relation to their remaining useful life.

Investments of € 2,124 thousand were mainly attributable to the Parent Company for the purchase of software licenses and for developing the SAP R/3 system, which includes personnel management software, and for the consolidation process and product traceability.

19. Other non-current assets

This item breaks down as follows:

	31 December 2006 € / 000	31 December 2005 € / 000
Financial assets for interest rate swaps	2,882	5,274
Equity investments in other companies	206	237
Security deposits given	1,219	1,104
Receivables from employee benefit funds	205	93
Other receivables (due after 12 months)	3,207	3,296
	7,719	**10,004**

Financial derivatives were recorded at fair value, i.e. the market price for the reference period. As a result of this valuation, the existing interest rate swap to hedge interest rate risk relating to the private placement of Redfire, Inc. led to the posting of a financial asset of € 2,882 thousand, a small amount of which was posted under current financial assets.

For further information, see comments under Note 27 (Financial liabilities).

Receivables from employee benefit funds represent a surplus of assets servicing the plan in respect of the current value of benefit obligations at year-end.

For further information see under Note 30 (Staff severance fund and other pension funds).

Other receivables included a receivable of € 2,966 thousand relating to Core One S.r.l., which in 2003 bought the property located in Via Filippo Turati, Milan, the headquarters of the Parent Company and some Italian subsidiaries.

The receivable, maturing on 30 July 2008, bears interest at market rates.

20. Inventories

This item breaks down as follows:

	31 December 2006 €/000	31 December 2005 €/000
Raw materials, supplies and consumables	24,006	25,969
Work in progress and semi-finished products	66,129	47,418
Finished products and goods for resale	79,737	61,895
	169,872	**135,283**

The increase in this item was primarily due to the change in the basis of consolidation.

Inventories are reported minus the relevant provisions for write-downs. The changes are reported in the table below:

	€/000
Balance at 31 December 2005	**3,692**
Provisions	1,828
Amounts used	(447)
Change in basis of consolidation	–
Exchange rate differences and other changes	(897)
Balance at 31 December 2006	**4,176**

21. Trade receivables and other receivables

This item breaks down as follows:

	31 December 2006 €/000	31 December 2005 €/000
Trade receivables		
Trade receivables from external customers	223,014	218,897
Trade receivables from affiliated companies	6,903	6,319
Receivables in respect of contributions to promotional costs	27,203	12,201
	257,120	**237,416**
Other receivables		
Pre-payments and other receivables from suppliers	17,302	3,163
Tax credits	9,609	12,160
Receivables from agents and miscellaneous customers	2,312	2,628
Pre-paid expenses	5,813	1,440
Short-term financial receivables from affiliates and joint ventures	2,499	2,446
Other	3,730	2,407
	41,265	**24,244**

All the receivables shown above are due within twelve months.

Their book value is considered to be close to their fair value.

Trade receivables, amounting to € 237,416 thousand at 31 December 2005 and € 257,120 thousand at 31 December 2006, were up by € 19,704 thousand and were the result of a rise in income. They are shown net of year-end bonuses and payables for promotional costs: this is consistent with the recording of revenues to the profit and loss account.

In addition, this item is reported net of the related provision for write-downs, which reflects the actual risk of uncollectibility.

At 31 December 2006, pre-payments and other receivables from suppliers included a pre-payment of € 13,000 thousand, paid by the Parent Company for a contract stipulated at year-end for the design and build of the new Sesto San Giovanni headquarters, as well as the sum of € 1,219 thousand in relation to town planning standards for the Sesto San Giovanni site.

The following table indicates the changes in bad debt provisions during the period:

	€ / 000
Balance at 31 December 2005	**4,389**
Provisions	1,763
Amounts used	(491)
Exchange rate differences and other changes	(177)
Balance at 31 December 2006	**5,484**

22. Short-term financial receivables

This item breaks down as follows:

	31 December 2006 € / 000	31 December 2005 € / 000
Net accrued swap interest income / expense on bonds	(84)	3.139
Valuation at fair value of instruments used to hedge private placement	6	6
Valuation at fair value of forward contracts	1,093	-
Other financial assets and liabilities	10	5
	1,025	**3,150**

The accrued income relates to accrued interest on financial instruments used to hedge bonds and the private placement.

In addition, this item includes the fair value of forward purchases and sales of foreign currency carried out by Campari International S.A.M. to cover its projected purchases and sales of goods in currencies other than euro.

The portion of this item relating to cash flow hedging transactions that had not yet been generated has been allocated directly to shareholders' equity, net of the related tax effect.

For further information, see Note 27 (Financial liabilities).

23. Cash, bank and securities

This item breaks down as follows:

	31 December 2006 €/000	31 December 2005 €/000
Bank current accounts and cash	103,385	31,362
Term deposits	135,590	186,137
Securities readily convertible to cash	–	27,561
Cash and cash equivalents	**238,975**	**245,061**
Other securities	1,325	2,474
Total cash, banks and securities	**240,300**	**247,535**

The amount booked in the accounts for this item is in line with the fair value at the reporting date.

The "cash and cash equivalents" item consists of bank current accounts and other sight deposits held at leading banks that pay variable rate interest based on LIBOR for the currency and period concerned.

They also include securities that can be readily converted to cash consisting of short-term, highly liquid financial investments that can be quickly converted to known cash instruments, with an insignificant risk of change in value.

Other securities mainly include short-term or marketable securities representing a temporary investment of cash, but which do not satisfy all the requirements for classification under cash and cash equivalents.

In particular, the item includes SICAVs and other securities, all maturing within one year.

24. Non-current assets held for sale

This item includes non-current real estate assets with a high probability of being sold, or for which there is an irrevocable commitment to sell with a third party.

These assets, which are valued at the lower of net book value and fair value net of sales costs, totalled € 78 thousand at 31 December 2005 and € 3,918 thousand at 31 December 2006.

The increase in 2006 is attributable to the inclusion in this item of:

- the facility at Termoli, currently the subject of advanced-stage sale negotiations, where following an industrial reorganisation launched in 2003, production was never resumed. The € 3,340 thousand booked in the accounts for this item at 31 December 2006 is the estimated realisable value of the building, net of related sale expenses. The adjustment to this figure involved a write-down of € 927 thousand, included under the item "other one-offs: charges and income";
- the building owned by Teruzzi & Puthod S.r.l., in San Gimignano, with book value of € 500 thousand.

25. Shareholders' equity

For information on the composition and changes in shareholders' equity for the periods under review, please refer to "changes in shareholders equity".

Share capital

At 31 December 2006, the share capital was made up of 290,400,000 ordinary shares with a nominal value of € 0.10 each.

Outstanding shares and own shares

The table below shows the reconciliation between the number of shares outstanding at 31 December 2004 and 31 December 2006.

	Number of shares			Nominal value		
	31 December 2006	31 December 2005	31 December 2004 (*)	31 December 2006 €	31 December 2005 €	31 December 2004 (*) €
Outstanding shares at the beginning of the period	281,356,013	281,048,090	280,400,000	28,135,601	28,104,809	28,040,000
Purchases for the stock option plan	–	(193,800)	(1,231,330)	–	(19,380)	(123,133)
Sales	7,693,440	501,723	1,879,420	769,344	50,172	187,942
Outstanding shares at the end of the period	289,049,453	281,356,013	281,048,090	28,904,945	28,135,601	28,104,809
Total own shares held	**1,350,547**	**9,043,987**	**9,351,910**	**135,055**	**904,399**	**935,191**
Own shares as a % of share capital	0.5%	3.1%	3.2%			

(*) This number was recalculated following the share split approved by the extraordinary shareholders' meeting of 29 April 2005.

In 2006, 5,693,440 own shares were sold (book value: € 17,650 thousand) as the result of the exercise of stock options.

In addition, 2,000,000 own shares were sold on the market (book value: € 6,217 thousand), resulting in a capital gain of € 9,082 thousand, which was allocated directly to shareholders' equity.

Note that a further 1,350,000 own shares were sold on the market in February 2007.

Dividends paid and proposed

The table below shows the dividends approved and paid in 2006 and 2005, and dividends subject to the approval of the shareholders' meeting to approve the accounts at 31 December 2005:

	Total amount		Dividend per share	
	2006 € / 000	2005 € / 000	2006 (€)	2005 (€)
Dividends approved and paid during the year on ordinary shares	28,136	28,105	0.100	0.100
Dividends proposed on ordinary shares	29,040 (*)	28,136	0.100	0.100

(*) Calculated on the basis of outstanding shares at the date of the Board of Directors meeting on 20 March 2007.

Other reserves

This item breaks down as follows:

	Stock option € / 000	Cash flow hedging € / 000	Conversion of accounts in foreign currencies € / 000	Total € / 000
Balance at 31 December 2005	**1,428**	**(193)**	**13,207**	**14,442**
Cost of stock options for the year	2,092			2,092
Profits (losses) reported in the profit and loss account		207		207
Profits (losses) allocated to shareholders' equity		4,112		4,112
Tax effect reported in the profit and loss account		(14)		(14)
Tax effect allocated to shareholders' equity		(1,112)		(1,112)
Conversion difference			(24,047)	(24,047)
Balance at 31 December 2006	**3,520**	**3,000**	**(10,840)**	**(4,320)**

The stock option reserve contains the provision made as a contra entry for the cost reported in the profit and loss account for stock options allocated. The provision is determined based on the fair value of the options established using the Black-Scholes model.

At 31 December 2005 and 31 December 2006, the reserve stood at € 1,428 thousand and € 3,520 thousand respectively.

For information on the Group's stock option plans, see Note 35 (Stock option plans).

The hedging reserve contains amounts (net of the related tax effect) pertaining to changes resulting from fair value adjustments of financial derivatives recorded using the cash flow hedging methodology.

For further information, see Note 29 (Financial instruments).

The conversion reserve reflects all exchange rate differences relating to the conversion of the accounts of subsidiaries denominated in currencies other than euro.

26. Minority interests

The minorities portion of shareholders' equity, which was € 1,895 thousand at 31 December 2006 and € 2,215 thousand at 31 December 2005, relates to the following fully-consolidated companies:

	31 December 2006 minorities %	31 December 2005 minorities %
Qingdao Sella & Mosca Winery Co. Ltd.	6.33%	6.33%
O-Dodeca B.V.	25.00%	25.00%
Longhi & Associati S.r.l.	-	30.00%
Skyy Spirits, LLC	-	0% (*)

(*) This figure became zero following the exercise of the put / call options whereby the Group acquired the 11% of the company owned by minority shareholders.

27. Financial liabilities

The table below shows a breakdown of the Group's financial liabilities, together with effective interest rates and maturities.

	Effective interest rate (*)	Maturity	31 December 2006 € / 000	31 December 2005 € / 000
Non-current liabilities				
Bond and private placement				
Private placement	6 month US$ LIBOR + 60/87 basis points	July 2012	116,974	143,150
Bonds	6 month € LIBOR + 60 basis points	July 2015 - 2018	205,725	231,406
			322,699	**374,556**
Other non-current liabilities				
Payables to banks	1 month LIBOR + 20 basis points	2008 - 2009	1,184	26,749
Real estate lease payables	3 month € LIBOR + 60 basis points	February 2012	15,998	19,037
Financial liabilities for cross currency swap on bond			50,738	28,438
Puttable liability Skyy Spirits, LLC			–	45,546
Other financial payables	Fixed rate 1.85% – 4.60%	2008 - 2015	2,222	3,042
			70,142	**122,812**
Current liabilities				
Payables to banks (**)	1 month US$ LIBOR + 20 basis points	March 2007	209,273	112,839
Other financial payables				
Real estate lease payables (current portion)	3 month € LIBOR + 60 basis points	2007	3,091	3,070
Bonds (current portion)	6 month US$ LIBOR + 60/87 basis points 6 month € LIBOR + 60 basis points	July 2007	9,291	3,308
Accrued interest on bonds	6 month US$ LIBOR + 60/87 basis points 6 month € LIBOR + 60 basis points	January 2007	8,372	9,402
Other financial payables	Fixed rate 1.85% – 4.60%	2007	849	912
Valuation of forward contracts at fair value			–	501
			21,603	**17,193**

(*) The effective interest rate of the private placement and bond take into account the related derivative hedging agreements.
(**) The figure at 31 December 2006 includes payables in currencies other than euro of US$ 49,623 thousand (€ 37,679 thousand).

Bond and private placement

The item "bonds" includes the liability relating to the bond issue with a nominal value of US$ 300 million placed by the Parent Company in the US institutional market in 2003.

The transaction was structured in two tranches of US$ 100 million and US$ 200 million, maturing in 12 and 15 years respectively, with a bullet repayment at maturity.

Coupons, which are to be paid semi-annually, bear interest at a fixed rate. Using a cross currency swap hedging instrument, whose maturity coincides with that of the bond being hedged, the risk related to exchange rate fluctuations of the US dollar was neutralised, and the US dollar-based fixed interest rate was changed to a variable euro rate.

In addition, in early 2006, the Group fixed the rate on a portion of the liability.

However, with the aim of benefiting from low short-term interest rates for a longer period, a forward starting interest rate swap was taken out, whereby a fixed rate will be paid on part of the residual liability from July 2008.

For further information, see Note 29 (Financial instruments).

The difference in the bond amount reported at 31 December 2006 versus a year earlier was entirely due to the change in fair value.

The item "private placement" includes the liability relating to a bond issue with a nominal value of US$ 170 million placed by Redfire, Inc. in the US institutional market in 2002.

The transaction was structured in three tranches of US$ 20 million, US$ 50 million and US$ 100 million, maturing in 7 years (average life of 5 years) and 10 years (average life of 7.5 years), and in 10 years with a bullet payment, respectively.

Coupons, which are to be paid semi-annually, bear interest at a fixed rate.

Using an interest rate swap hedging instrument, whose maturity coincides with that of the private placement, the fixed interest rate changed to a variable rate.

For further information on hedging, please refer to Note 29 (Financial instruments).

The current portion of the private placement, which is included in financial liabilities under current liabilities, was € 9,291 thousand (US$ 12,333 thousand).

Payables to banks

At 31 December 2005, the non-current portion of payables to banks (€ 26,749 thousand) mainly consisted of the medium / long-term credit line of US$ 30 million (expiring in 2007) taken out by Redfire, Inc. to finance the purchase of 30.1% of Skyy Spirits, LLC in February 2005; at 31 December 2006, this liability was reclassified under short-term bank debt.

At 31 December 2006, the non-current portion of payables to banks also included the residual amount of two medium / long-term bank loans taken out by Société Civile du Domaine de la Margue and Koutsikos Distilleries S.A. of € 584 thousand and € 600 thousand respectively.

The current portion of payables to banks (€ 209,273 thousand) relates to the portion of the two aforementioned loans and the short-term credit lines and other loans used mainly by the Parent Company and by Redfire, Inc. and Di.Ci.E. Holding B.V.

Puttable liability Skyy Spirits, LLC

This item includes the puttable liability relating to the reporting in the accounts at 31 December 2005 of the put / call option for the purchase of 11% of Skyy Spirits, LLC.

At 31 December 2006, this item is reported as zero following the exercise of the option to purchase 11% Skyy Spirits, LLC in November 2006 for US$ 62 million (€ 49 million at the exchange rate in force on the date of the transaction), fully paid in cash at the time of the acquisition.

Other financial payables

Other financial payables include loans and mortgages obtained by Sella & Mosca S.p.A. and Zedda Piras S.p.A., secured by mortgages on land and buildings and by liens on equipment and machinery.

This item also includes a Parent Company loan agreement with the industry ministry, for repayment in 10 annual instalments starting in February 2006.

Valuation of forward contracts at fair value

At 31 December 2005, this item related to the fair value of forward purchases and sales of foreign currency carried out by Campari International S.A.M. to cover its projected purchases and sales of goods in currencies other than euro.

The portion of this item relating to the hedging of cash flows that had not been generated has been allocated directly to shareholders' equity, net of the related tax effect.

28. Net debt

As required by the Consob communication of 28 July 2006, and in accordance with the recommendation of the Committee of European Securities Regulators (CESR) of 10 February 2005 (Recommendations for the consistent implementation of the European Commission's regulations on prospectuses), the Group's debt position at 31 December 2006, compared with a year earlier, is set out below.

	31 December 2006 € / 000	31 December 2005 € / 000
Cash, bank and securities	240,300	247,535
Payables to banks	(209,273)	(112,839)
Real estate lease payables	(3,091)	(3,070)
Private placement and bond	(17,740)	(9,565)
Other financial payables	254	(1,413)
Short-term debt	**10,450**	**120,648**
Payables to banks	(1,184)	(26,749)
Real estate lease payables	(15,998)	(19,037)
Private placement and bond	(370,555)	(397,720)
Other financial payables	(2,222)	(3,042)
Medium/long-term debt	**(389,959)**	**(446,548)**
Debt resulting from operating activities	**(379,509)**	**(325,901)**
Puttable liability Skyy Spirits, LLC	–	(45,546)
Net debt	**(379,509)**	**(371,446)**

For full information on the above items, please refer to notes 22, 23 and 27, and to the Report on operations.

29. Financial instruments

Fair value

For each category of financial assets and liabilities, a comparison between the fair value for the category and the corresponding book value is shown below.

	Book value		Fair value	
	31 December 2006 €/000	31 December 2005 €/000	31 December 2006 €/000	31 December 2005 €/000
Financial investments				
Cash and bank	238,975	217,500	238,975	217,500
Marketable securities	1,325	30,035	1,325	30,035
Financial liabilities				
Payables to banks	(210,457)	(139,588)	(210,457)	(139,588)
Real estate lease payables	(19,089)	(22,107)	(19,089)	(22,107)
Bonds	(256,463)	(259,844)	(256,463)	(259,844)
Private placement	(123,377)	(141,178)	(123,377)	(141,178)
Accrued interest on bonds	(8,455)	(6,263)	(8,455)	(6,263)
Puttable liability Skyy Spirits, LLC	–	(45,546)	–	(45,546)
Other debt	(3,071)	(3,954)	(3,071)	(3,954)
Other financial assets and liabilities	1,103	(501)	1,103	(501)
Total	**(379,509)**	**(371,446)**	**(379,509)**	**(371,446)**

The method used for determining fair value was as follows:

- for the valuation of hedging instruments at fair value, the company used data provided by a leading financial information agency;
- the fair value of underlying debt was obtained by discounting all remaining cash flows at rates in effect at the end of the year;
- for the other financial assets and liabilities, the fair value corresponds to their nominal value since these items can be readily converted to cash.

Interest rate risk

A breakdown by maturity of the book values of individual categories of financial instruments based on their exposure to the risk of rate fluctuations is shown below.

31 December 2006	Up to 1 year €/000	1-2 years €/000	2-3 years €/000	3-4 years €/000	4-5 years €/000	Over 5 years €/000	Total €/000
VARIABLE RATE							
Financial investments							
Current accounts at banks and term deposits	238,975	–	–	–	–	–	238,975
Marketable securities	1,325	–	–	–	–	–	1,325
Financial investments for forward contracts	1,103	–	–	–	–	–	1,103
Financial liabilities							
Liabilities and payables to banks	(205,704)	(3,561)	(116)	(721)	(67)	(288)	(210,457)
Bonds (*)	(4,711)	–	–	–	–	(256,463)	(261,174)
Private placement	(22,390)	(9,365)	(6,328)	(6,328)	(82,712)	–	(127,123)
Other financial liabilites Property leases	(3,091)	(3,132)	(3,192)	(3,277)	(3,365)	(3,031)	(19,088)
Other financial payables	(494)						(494)
Projected net cash flows	**5,013**	**(16,058)**	**(9,636)**	**(10,326)**	**(86,144)**	**(259,782)**	**(376,933)**
FIXED RATE							
Other financial payables	**(354)**	**(334)**	**(344)**	**(325)**	**(331)**	**(888)**	**(2,576)**

(*) In 2006 a forward starting interest rate swap was taken out to fix the interest rate from 2008 on the residual amount of the debt at 4.25% for half of the tranche maturing in 2015, and at 4.36% for three-quarters of the tranche maturing in 2018.

31 December 2005	Up to 1 year € / 000	1-2 years € / 000	2-3 years € / 000	3-4 years € / 000	4-5 years € / 000	Over 5 years € / 000	Total € / 000
VARIABLE RATE							
Financial investments							
Current accounts at banks and term deposits	217,500	–	–	–	–	–	217,500
Marketable securities	30,035	–	–	–	–	–	30,035
Financial liabilities							
Liabilities and payables to banks	(112,839)	(25,555)	(117)	(706)	(66)	(305)	(139,589)
Bonds	(3,243)	–	–	–	–	(259,843)	(263,086)
Private placement	(6,322)	(10,081)	(10,531)	(10,531)	(7,116)	(99,621)	(144,202)
Property leases	(3,070)	(3,051)	(3,132)	(3,193)	(3,277)	(6,386)	(22,107)
Financial liabilities for forward contracts	(501)	–	–	–	–	–	(501)
Puttable liability Skyy Spirits, LLC	–	(45,546)	–	–	–	–	(45,546)
Projected net cash flows	**121,560**	**(84,233)**	**(13,780)**	**(14,430)**	**(10,458)**	**(366,155)**	**(367,496)**
FIXED RATE							
Other financial payables	**(912)**	**(802)**	**(335)**	**(345)**	**(325)**	**(1,232)**	**(3,950)**

Credit risk

The only case of a significant concentration of trade receivables is the US market, where all players in the beverage sector face the risk of concentration.

Hedging transactions

Cash flow hedging

At 31 December 2006, Campari International S.A.M. had outstanding forward contracts to hedge its 2006 budget for sales and purchases in currencies other than euro.

The following table summarises the terms of the major contracts.

	Nominal amount	Maturity	Average exchange rate
Forward contracts to hedge cash flows from future sales			
Sales			
US$	15,015	31/10/07	1.24
CHF	4,855	31/01/08	1.48
Forward contracts to hedge cash flows for future purchases			
Purchases			
US$	2,765	31/05/07	1.32

Contracts were negotiated to match maturities with projected incoming and outgoing cash flows resulting from sales and purchases in individual currencies.

The hedging met the requirements for effectiveness, and an unrealised gain of € 873 thousand was suspended in shareholders' equity reserves, net of the related deferred tax effect.

Fair value hedging

In addition to the above hedging arrangements, Campari International S.A.M. had outstanding forward contracts on receivables and payables in its accounts at 31 December 2006.

An interest rate swap with a total notional amount of US$ 162 million and a cross currency swap on interest and exchange rates with a total notional amount of US$ 300 million were used respectively as hedging instruments for the private placement and bond mentioned above. The maturities are the same as the underlying debt in each case.

As regards the derivatives contracts entered into in relation to the Parent Company's bond issue, in anticipation of a rise in interest rates, at the beginning of the year the Group fixed the rate on a portion of the liability with a longer residual life.

However, to take advantage of low short-term interest rates for a longer period, a forward starting rate swap was taken out to fix interest payments, from July 2008, at 4.25% for half of the tranche maturing in 2015 and at 4.36% for three-quarters of the tranche maturing in 2018.

In accordance with international accounting standards, for the period up to July 2008, all hedging instruments are valued using the fair value hedge method, while for the period from July 2008 until the bonds mature, the cash flow hedge method is used for the portion of the liability on which a fixed rate is paid.

These hedging instruments (the interest rate swap on the private placement and the cross currency swap on the Parent Company's bond) were valued at fair value and the relevant changes were reported in the profit and loss account. Having determined the effectiveness of the hedging transactions, the hedged instrument was also valued at fair value, with changes in the opposite direction (+/–) also reported in the profit and loss account.

The change in the fair value of these instruments reported in the profit and loss account in 2006 was negative to the tune of € 215 thousand.

In addition, at 31 December 2006 the Parent Company's cross currency swap and forward starting interest rate swap had a negative fair value of € 50,738 thousand, reported under non-current financial liabilities, while the interest rate swap taken out by Redfire, Inc. had a positive fair value of € 2,888 thousand, reported under non-current and current financial liabilities.

The cash flow hedge relating to the Parent Company's bond met the requirements for effectiveness, and an unrealised gain of € 3,174 thousand was suspended in shareholders' equity reserves, net of the related deferred tax effect of € 1,047 thousand.

30. Staff severance fund and other pension funds

Group companies provide post-employment benefits for staff, both directly and by contributing to external funds.

The procedures for providing these funds vary according to the legal, fiscal and economic conditions in each country in which the group operates.

Group companies provide post-employment benefits through defined-contribution and defined-benefit plans.

For defined-contribution plans, Group companies pay contributions to private pension funds and social security institutions, based on either legal or contractual obligations, or on a voluntary basis.

The companies fulfil all their obligations by paying the said contributions.

At the end of the financial year, any liabilities for contributions to be paid are included in the "other current liabilities" item; the cost pertaining to the financial year is reported according to function in the profit and loss account.

Defined benefit plans may be unfunded or fully or partially funded by contributions paid by the company, and sometimes by its employees, to a company or fund which is legally distinct from the company and which pays out benefits to employees.

The defined benefit plans to which the Group contributes consist mainly of the staff severance fund (TFR), to which employees of Italian companies are entitled by law.

The amount payable reflects the severance payment that accrues to employees in Italy over the course of their working lives, and is liquidated when the employee leaves the company. Under certain circumstances, it may be partially paid to employees in advance, during the course of their working lives.

This is an unfunded defined benefit plan, and therefore does not hold any dedicated assets.

In addition, Group companies registered under German and French law have some plans of the same type for their current or former employees.

These plans have the benefit of dedicated assets.

The liability related to the Group's defined benefit plans, which is calculated on an actuarial basis using the projected unit credit method, is reported on the balance sheet, net of the fair value of any dedicated assets.

In cases where the fair value of dedicated assets exceeds the value of the post-employment benefit obligation, and where the Group has the right to reimbursement or to reduce its future contributions to the plan, the surplus is reported as an asset, in accordance with IAS 19.

The following table provides details of the staff severance fund in the last four financial years:

	Staff severance fund			
	31 December 2006 € / 000	31 December 2005 € / 000	31 December 2004 € / 000	31 December 2003 € / 000
Defined benefit obligations	12,631	12,534	13,534	12,958

The following table provides details of other defined-benefit plans, which are financed by dedicated assets, in the last four financial years:

	Other plans			
	31 December 2006 € / 000	31 December 2005 € / 000	31 December 2004 € / 000	31 December 2003 € / 000
Defined benefit obligations	2,405	1,754	1,690	1,061
Assets dedicated to the plan (–)	(2,610)	(1,165)	(1,055)	(1,584)
Plan surplus (deficit)	(205)	589	635	(523)

The following table provides details of the net cost of defined-benefit plans reported in the profit and loss account in 2006 and 2005:

	Staff severance fund 2006 € / 000	Staff severance fund 2005 € / 000	Other plans 2006 € / 000	Other plans 2005 € / 000
Current service cost	2,275	1,727	–	–
Financial charges	447	468	(95)	143
Net actuarial (gains) / losses	(255)	(402)	105	55
	2,467	**1,793**	**10**	**198**

The following table reports changes in the present value of defined-benefits obligations in 2006 and 2005:

	Staff severance fund 2006 €/000	Staff severance fund 2005 €/000	Other plans 2006 €/000	Other plans 2005 €/000
Present value at 1 January	12,534	13,534	1,754	1,690
Current service cost	2,275	1,727	-	-
Benefits paid	(2,510)	(2,793)	(124)	(134)
Financial charges	447	468	(95)	143
Actuarial gains (losses)	(255)	(402)	105	55
Other changes	140		765	
Present value at 31 December	**12,631**	**12,534**	**2,405**	**1,754**
Dedicated assets deducted directly from the obligation	–	–	(2,405)	(1,072)
Staff severance fund and other pension funds at 31 December	**12,631**	**12,534**	**–**	**682**

The following table shows the changes in the fair value of dedicated assets in defined-benefit plans in 2006 and 2005:

	Other plans 2006 €/000	Other plans 2005 €/000
Present value at 1 January	1,165	1,055
Contributions from participating employees	1,427	-
Benefits paid	–	(100)
Actuarial gains (losses)	18	210
Present value at 31 December	**2,610**	**1,165**

Obligations related to the plans described above are calculated on the basis of the following actuarial assumptions:

	Staff severance fund 31 December 2006	Staff severance fund 31 December 2005	Staff severance fund 31 December 2004	Other plans 31 December 2006	Other plans 31 December 2005	Other plans 31 December 2004
Discount rate	4.0%	4.0%	4.5%	3-6%	3-6%	3-6%
Future salary increases	3.0%	3.0%	3.0%	1.5%	1.5%	1.5%
Future pension increases	1.3%	1.2%	1.6%			
Expected yield from dedicated assets						
Staff turnover rate	5.0%	5.0%	5.0%			
Inflation rate	1.5%	1.5%	2.0%			

The rates relating to the costs of health benefits are not included in the assumptions used in determining the above obligations. Thus, any changes in these rates would not have any effect.

31. Reserves for risks and future liabilities

The table below indicates changes to this item during the period.

	Tax provisions € / 000	Reserve for industrial restructuring € / 000	Agent severance fund € / 000	Other € / 000	Total € / 000
Balance at 1 January 2006	**644**	**2,171**	**2,140**	**5,160**	**10,115**
Provisions	372	5,370	221	1,777	7,740
Amounts used	–	(1,953)	(1,248)	(1,343)	(4,544)
Releases	(370)	–	–	(1,891)	(2,261)
Exchange rate differences and other changes	–	–	12	(70)	(58)
Effects of discounting	–	–	(62)	–	(62)
Balance at 31 December 2006	**646**	**5,588**	**1,063**	**3,633**	**10,930**
of which, projected disbursement:					
due within 12 months	379	5,588	–	1,782	7,749
due after 12 months	267	–	1,063	1,851	3,181

The "reserve for industrial restructuring" includes a provision made by the Parent Company in 2002 to cover a programme to restructure the Group's industrial sites.

At 31 December 2006, the reserve totalled € 218 thousand, and € 1,953 thousand was used during the financial year.

The provision for the financial year amounts to € 5,370 thousand, and refers primarily to the estimated direct cost of plans to stop production at the Sulmona plant.

The agent severance fund covers the estimate of the probable liability to be incurred for disbursing the compensation due to agents at the end of the relationship, taking into account all variables that could affect the amount.

In addition, this amount was discounted using the appropriate rate.

At 31 December 2006, the "other reserves" item includes the estimated liability for miscellaneous lawsuits and for reorganisation and restructuring.

Lastly, during the final quarter of 2006, local tax authorities in Brazil issued an assessment of the indirect tax on alcohol production (IPI) owed by Campari do Brasil Ltda. in the 2002 tax year, valuing the liability at BRL 19,508 thousand.

The Group, in consultation with its legal advisers, believes there are no grounds for the findings contained in this assessments, and therefore considers that this measure will not result in liabilities for the companies.

As a result, no provisions were made for this item on the balance sheet at 31 December 2006.

32. Trade payables and other current liabilities

This item breaks down as follows:

	31 December 2006 € / 000	31 December 2005 € / 000
Trade payables to external suppliers	160,493	148,195
Trade payables to affiliated companies	1,414	2,004
Payables to suppliers	**161,907**	**150,199**
Other current liabilities		
Payroll	16,237	15,745
Amounts due to agents	4,824	5,836
Deferred income	3,958	3,368
Deferred realised capital gains	4,119	4,942
Unconfirmed contributions received	2,188	2,020
Other	5,000	2,844
	36,326	**34,754**

The item "deferred realised capital gains" refers to an adjustment to the Parent Company's capital gains from the sale of the property in Via Filippo Turati in Milan, and takes into account expected future charges.

At 31 December 2006, the portion of the amount due in over 12 months comes to € 3,296 thousand.

The payable for "unconfirmed contributions received" relates to advances collected by Sella & Mosca S.p.A. in respect of the regional operating programme (POR) for Sardinia, for investments in progress, and to contributions received for vineyard equipment during the pre-production phase.

These contributions will be confirmed only after the equipment has been tested, and will then be reported in the profit and loss account based on the useful life of the equipment.

33. Capital grants

The following table provides details of changes in deferred income related to capital grants between one financial year and the next.

	2006 € / 000	2005 € / 000
Amounts included in deferred income at 1 January	2,154	2,486
Amounts received during the period	875	110
Amounts posted to the profit and loss account	(234)	(443)
Amounts included in deferred income at 31 December	**2,795**	**2,153**

34. Payables to tax authorities

This item breaks down as follows:

	31 December 2006 € / 000	31 December 2005 € / 000
Corporate income tax	10,385	2,316
Value-added tax	3,824	7,742
Tax on alcohol production	10,557	13,477
Withholding and other taxes	1,934	1,523
	26,699	**25,058**

Corporate income tax payable is shown net of advance payments and taxes withheld at source. These payables are all due within 12 months.

35. Stock option plan

Pursuant to Consob resolution 11971 of 14 May 1999 as amended, and Consob communication 11508 of 15 February 2000, the following information is provided on the stock option plan (the "Plan") approved by the Board of Directors of Davide Campari-Milano S.p.A. on 15 May 2001, which incorporated the framework plan for the general regulation of stock options for the Campari Group, approved by the shareholders' meeting on 2 May 2001.

The purpose of offering stock options is to enable beneficiaries who occupy key positions in the Group to own shares in Davide Campari-Milano S.p.A., so that they have the same interest in the company's success as other shareholders, and to encourage loyalty in view of the major strategic goals to be achieved.

Plan recipients are employees, directors and / or individuals who regularly do work for one or more Group companies, who have been identified by the Board of Directors of Davide Campari-Milan S.p.A., and who, on the plan approval date and until the date that the shares were allocated, were employees and / or directors of a Group company without interruption.

The first allocation of options made in July 2001 was unconditional and enabled beneficiaries to exercise options on the day after the plan's expiry, i.e. 30 June 2006 (the partial exercise of options was not allowed). The subscription price corresponded to the IPO price.

The regulations for the stock option plan do not provide for loans or other incentives for share subscriptions pursuant to article 2358, paragraph 3 of the Italian civil code.

In 2004 and 2005, another four allocations of stock options were approved, which are also governed by the framework agreement approved by the shareholders' meeting of 2 May 2001.

These allocations enable beneficiaries to exercise options for a period of 30 days starting on the day after the maturity of options assigned in 2004, i.e. 30 June 2009, while for allocations in 2005, the exercise periods will be between November 2009 and November 2011. The share subscription price is equal to the weighted average market price for the month preceding the date on which the options were allocated. In this case too, the regulations for the stock option plan do not provide for loans or other incentives for share subscriptions pursuant to article 2358, paragraph 3 of the Italian civil code.

The Board of Directors has the right to prepare regulations, select beneficiaries and determine the quantities and values for the execution of stock option plans. In addition, Davide Campari-Milano S.p.A. reserves the right, at its sole discretion, to modify the Plan and Regulations as necessary or appropriate to reflect revisions to laws in force, or for other objective reasons that would warrant such modification.

On 1 July 2006, the stock options granted to employees and directors of the Group in July 2001 were exercised.

In total, 5,693,440 options were exercised, at the unit price of € 3.10.

In 2006, new allocations of stock options were approved, which may be exercised in certain monthly windows between July 2011 and July 2013.

The number of options granted for the purchase of further shares was 5,570,554, with the average allocation price at € 7.64, equivalent to the weighted average market price in the month preceding the day on which the options were granted.

The following table shows changes in stock option plans during the periods concerned.

	2006		2005	
	Number of shares	Average allocation/ exercise price (€)	Number of shares	Average allocation/ exercise price (€)
Options outstanding at the beginning of the period	12,074,197	3.72	12,007,160	3.51
Options granted during the period	5,570,554	7.64	852,177	6.10
(Options cancelled during the period)	–	–	(283,417)	3.58
(Options exercised during the period) (**)	(5,693,440)	3.10	(501,723)	3.16
(Options expired during the period)	–	–	–	–
Options outstanding at the end of the period (*)	11,951,311	5.84	12,074,197	**3.72**
of which, those that can be exercised at the end of the period.	–	–	–	–

(*) At 31 December 2005, includes 5,639,440 options for which the cost was not recognised on the basis of IFRS 2, since they were allocated before 7 November 2002; these options were all exercised in 2006.

(**) The average market price on the exercise date was € 8.10 in 2006 (€ 5.88 in 2005).

The average remaining life of outstanding options at 31 December 2006 was 3.6 years (2.18 years at 31 December 2005).

The exercise price interval for these options was from € 3.98 to € 7.77.

The average fair value of options granted during the year was € 2.37 (€ 1.07 in 2005).

The fair value of stock options is represented by the value of the option determined by applying the Black-Scholes model, which takes into account the conditions for exercising the option, as well as the current share value, expected volatility and the risk-free rate.

Volatility was estimated with the help of data supplied by a market information provider and shared with a leading bank, and it corresponds to volatility recorded in the 365 days before the plan allocation.

This estimate is required since there is no historical volatility with a duration equal to the plan period concerned.

Davide Campari-Milano S.p.A. has a number of own shares that can be used to cover the stock option plan.

The following table shows changes in the number of own shares held during the comparison periods:

	Number of own shares		Purchase price	
	2006	2005	2006	2005
Balance at 1 January	**9,043,987**	**9,351,910**	**29,289,471**	**29,779,604**
Purchases	–	193,800	–	1,095,355
Sales	(7,693,440)	(501,723)	(23,867,101)	(1,585,488)
Balance at 31 December	**1,350,547**	**9,043,987**	**5,422,370**	**29,289,471**
% of share capital	0.465%	3.114%		

36. Commitments and risks

The main commitments and risks of the Campari Group on the closing date of the accounts are shown below.

Non-cancellable operating leases with the Campari Group as lessee

The following table shows the amounts owed by the Group in future periods for leases on personal property.
31 December 2006

	31 December 2006 Minimum future payments €/000
Under one year	2,681
One to five years	4,364
Over five years	–
	7,045

The amount reported in the table refers to leases on cars, computers and other electronic equipment.

Non-cancellable finance leases with the Campari Group as lessee

The commitment in relation to the finance lease entered into by the Parent Company in 2003 for the property complex in Novi Ligure stipulates the following future minimum payments. The relationship between these and their present value is also reported.

	31 December 2006	
	Minimum future payments € / 000	Present value of future payments € / 000
Under one year	3,067	3,539
One to five years	15,959	17,016
Over five years	–	
Total minimum payments	19,026	
Financial charges	1,529	
Present value of minimum future payments	**20,555**	**20,555**

Existing contractual commitments for the purchase of properties, equipment and machinery

These commitments totalled € 2.1 million, and all expire within the year.

Other commitments

The Group's other commitments for purchases of goods or services primarily consist of:

- purchases of raw materials relate to commitments to purchase wine and grapes for the production of Cinzano still and sparkling wines; these multi-year contracts are entered into directly with the sellers pursuant to the Moscato d'Asti producers agreement;
- purchases of raw materials relating to packaging and consumables;
- leases and rentals related to leasing liabilities amounting to € 9.1 million for the Parent Company's lease agreement with Core One S.r.l. for the property located at Via Filippo Turati in Milan, the head office of the Parent Company and the Italian subsidiaries;
- sponsorship contracts.

Restrictions on the title and ownership of properties, equipment and machinery pledged to secure liabilities

The Group has several existing loans, with a current balance of € 972 thousand, secured by mortgages on land and buildings and liens on machinery and equipment.

The original amount of these securities was € 13,281 thousand.

Other guarantees

The Group has issued other forms of security in favour of third parties in the shape of customs bonds for excise taxes totalling € 49,618 thousand at 31 December 2006 (€ 43,521 thousand at 31 December 2005) and other guarantees totalling € 5,923 thousand.

37. Risk management procedures and hedging transactions

The Group's main financial instruments include current accounts, short-term deposits, short and long-term loans from banks, finance leases and bonds.

The purpose of these is to finance the Group's operating activities.

In addition, the Group has trade receivables and payables resulting from its operations.

The Group makes use of derivatives, primarily interest rate swaps, cross currency swaps and forward contracts to hedge interest rate and foreign exchange risk.

The main financial risks to which the Group is exposed are market risks (currency and interest rate), credit and liquidity risks. These risks are listed below, together with an explanation of how they are managed.

Foreign exchange risk

Around 43% of the Group's consolidated net sales in 2006 came from outside the European Union.

With the growth in the Group's international operations in areas outside the eurozone, a significant fluctuation in exchange rates could hit the Group's activities and operating results, particularly in relation to the US dollar and the Brazilian real.

In addition, the Group has several loans outstanding – including a private placement and bond -in US dollars, which were obtained to cover the acquisitions of a number of companies.

With regard to the United States, Brazil and Switzerland, the presence of the Group's permanent facilities in those countries means that this risk is partially hedged against since both expenses and revenues are denominated in the same currency.

In addition, a portion of the cash flow from ordinary operations is used to repay outstanding debt in the United States.

With regard to sales outside the eurozone made by Campari International S.A.M., the Group's policy is to control this risk using forward sales.

In addition, the Group decided to hedge the foreign exchange risk relating to the bond using a cross currency swap.

Interest rate risk

In order to take advantage of opportunities offered by low market interest rates, the Group has taken steps to convert long-term financial instruments issued with fixed rates (and thus exposed to fair value risk) into variable-rate debt through an interest rate swap.

Variable rates apply to all other financial liabilities (except certain loans obtained by Sella & Mosca S.p.A., Zedda Piras S.p.A. and one of the Parent Company's small loans) and financial assets.

This exposes the Group to the risk of rate fluctuations.

In addition, as regards the derivatives contracts entered into in relation to the Parent Company's bond, at the beginning of 2006 the Group fixed the rate on a portion of the liability with a longer residual life, in anticipation of a rise in interest rates.

However, in order to benefit from a period of low short-term interest rates, a forward starting interest rate swap was taken out, whereby a fixed rate will be paid, from July 2008, on part of the residual liability relating to the bond issue.

Credit risk

Financial transactions are carried out with leading domestic and international institutions with a high rating. This risk is therefore deemed to be insignificant.

With regard to trade transactions, the Group works with medium-sized and large customers (mass retailers, domestic and international distributors) on which credit checks are performed in advance.

In addition, the trade conditions initially granted are particularly tight.

Each company subsequently initiates an assessment and control procedure for its customer portfolio.

As a result, historical losses on receivables represent a very low percentage of revenues and do not require special coverage and / or insurance.

Liquidity risk

The Group's exceptional ability to generate cash through its operations allows it to reduce liquidity risk to a minimum. The latter is defined as the difficulty of raising funds to cover the payment of the Group's financial obligations.

38. Related parties

The Parent Company, Davide Campari-Milano S.p.A., is controlled by Alicros S.p.A., with which the Group has not entered into transactions.

Dealings with related parties are entered into solely with affiliated companies and joint venture companies.

They form part of ordinary operations and are carried out under market conditions (i.e. conditions that would apply between two independent parties) or using criteria that allow for the recovery of costs incurred and a return on invested capital.

All transactions completed with related parties were carried out in the Group's interest.

In compliance with the requirements of Consob Communication 6064293 of 28 July 2006, the following table details the amounts of trade and financial transactions entered into with related parties.

	31 December 2006				2006			
	Trade receivables	Trade payables	Financial receivables	Other	Sale of merchandise	Trade allowances	Financial receivables	Other
Fior Brands Ltd.	1,318	(448)	1,492	9	3,426	(1,573)	68	67
International Marques V.o.f.	719	(164)	–	–	3,603	(1,334)	–	53
M.C.S. S.c.a.r.l.	2,285	(482)	1,007	5	6,996	(2,422)	37	46
SUMMA S.L.	2,581	(321)	–	–	6,977	(2,877)	–	(398)
	6,903	**(1,415)**	**2,499**	**14**	**21,002**	**(8,206)**	**105**	**(233)**
Percentage of related item in the accounts	3%	1%	6%	0%	2%	5%	1%	0%

	31 December 2005				2005			
	Trade receivables	Trade payables	Financial receivables	Other	Sale of merchandise	Trade allowances	Financial receivables	Other
Fior Brands Ltd.	1,285	(454)	1,446	9	3,192	(1,578)	74	29
International Marques V.o.f.	847	(197)	–	–	3,440	(984)	–	(3)
M.C.S. S.c.a.r.l.	1,916	(339)	1,000	5	5,489	(1,744)	23	25
SUMMA S.L.	2,270	(1,014)	–	–	6,862	(3,441)	–	20
	6,319	**(2,004)**	**2,446**	**14**	**18,982**	**(7,747)**	**97**	**71**
Percentage of related item in the accounts	3%	1%	10%	0%	2%	6%	1%	0%

Remuneration paid to the Parent Company's directors who held management positions in the Group with strategic responsibility was as follows:

	2006 € / 000	Full year 2005 € / 000
Short-term benefits	4,649	3,309
Post-employment benefits (staff severance fund)	18	18
	4,667	**3,327**

39. Employees

The following tables indicate the average number of employees at the Group, broken down by business sector, category and region.

	2006	2005
Production	721	713
Sales and distribution	570	501
General	314	323
Total	**1,605**	**1,536**

	2006	2005
Managers	100	83
Clerical	885	844
Manual	620	609
Total	**1,605**	**1,536**

	2006	2005
Italy	898	869
Abroad	707	667
Total	**1,605**	**1,536**

40. Events taking place after the end of the year

Industrial restructuring

On 10 January 2007, the Group announced its decision to end production at its plant in Sulmona and transfer the plant's activity to other production sites.

The Sulmona plant became a unit of the Campari Group when the latter acquired Bols in 1995.

However, although investments were made and production activities were transferred there, the plant has never reached a sustainable level of efficiency, even after efforts made to find new production opportunities for the Group or third parties.

Following a drastic resizing of the ready-to-drink category and the decline of the market for non-alcoholic carbonated drinks, use of its production lines has fallen to a level that makes it impossible for the business to continue.

The Company has already given assurances of its willingness to co-operate with workers' representatives to identify a specific programme of alternative and support measures, in line with its tradition of industrial relations aimed at mitigating the social consequences of justified business decisions, and in order to minimise the impact on Group employment levels.

This programme – which will be discussed at the appropriate time – may also include a proposal to transfer re-deployable workers to other production facilities, and the creation on site of an outplacement and professional re-training programme to minimise the impact of a painful but inevitable decision.

New trading company in China

In the first quarter of the current year, the Campari Beijing Trading Company commenced operations. This new trading company, which is 100% owned by the Campari Group, currently has its headquarters in Beijing and will soon open a second office in Shanghai.

The new company, created to capture the Chinese market's huge potential, will distribute the Group's wines and spirits through two separate sales operations specialised in the two business areas.

With respect to the wine business, Campari Beijing Trading Company will distribute the local products of Qingdao Sella & Mosca Winery Co. Ltd. (which is 93.67% owned by the Group), as well as imported Sella & Mosca, Chateau Lamargue and Teruzzi & Puthod wines.

New company in Argentina

In relation to the acquisition of Old Smuggler (an integral part of the Glen Grant transaction), the Group entered into two separate agreements: one agreement to acquire the brand in Argentina, and one for the rest of the world, which became operational on the completion date of 15 March 2006.

Following the recent authorisation issued by the local competition regulator, on 12 March 2007 the Group formalised the acquisition of the Old Smuggler brand in Argentina. Consequently, the new company Campari Argentina S.R.L., which had been created in advance as a wholly-owned subsidiary, became operational.

This company imports malt from Scotland and co-ordinates local production and sales of Old Smuggler whisky through a third-party bottler and distributor.

Merger of Glen Grant S.r.l. into the Parent Company

An ongoing process to simplify and streamline the structure of the Group, and also to rationalise and increase the flexibility of its balance sheet and profit and loss profile, has led to the decision to merge Glen Grant S.r.l., the wholly-owned subsidiary that owns the Glen Grant brand, into the Parent Company.

ANNUAL REPORT OF THE BOARD OF DIRECTORS ON CORPORATE GOVERNANCE

Davide Campari-Milano S.p.A. ("the Company" and, together with its subsidiaries, "the Group") has adopted the provisions of the new Code of Conduct for Listed Companies ("the New Code") published in March 2006 as its model for corporate governance.

However, this report has been prepared with reference to the previous version of the Code issued in 2002 (the "Previous Code"), as expressly allowed by the Instructions accompanying the Rules for the Markets Organised and Managed by Borsa Italiana S.p.A. and clarified by the Assonime - Borsa Italiana S.p.A. joint communication dated 16 November 2006.

Therefore, in line with the company's previous report, this document follows the guidelines on corporate governance reporting issued by Assonime in February 2004.

The aim of this report is to provide the market and shareholders with complete information on the Company's chosen corporate governance model and on the implementation, during the 2006 financial year, of the recommendations contained in the Previous Code. It also contains a section describing the implementation thus far of the New Code, and indicates measures to be taken during the current year to achieve its full implementation.

Section I - 1. The company's corporate governance model

The Company's choice of a traditional administration and control model, consisting of a Board of Directors and a Board of Statutory Auditors is established in the Articles of Association.

1.1. Board of Directors

In accordance with article 14 of the Articles of Association, the Company is run by a Board of Directors comprising between three and fifteen members, appointed by the ordinary shareholders' meeting, which also decides on the number of members.

The Board of Directors has full powers to manage the Company and achieve the corporate purpose.

It constitutes the central body of the Company's corporate governance system.

The Board is responsible for setting out strategic and management guidelines for the Company and the Group and for overseeing general performance, as well as defining and applying the corporate governance rules and examining internal audit procedures.

The members of the Board of Directors serve for a period ranging from one to three years, and may be re-elected.

1.2. Board of Statutory Auditors

Article 27 of the Articles of Association states that the Board of Statutory Auditors comprises three Permanent Auditors and three Deputy Auditors.

The Board of Statutory Auditors is responsible for the audit function and for verifying, in complete autonomy and independence, the proper administrative and accounting management of the Group, and for ensuring that the law and the Articles of Association are observed.

The accounts audit is carried out by an external auditing company.

The members of the Board of Statutory Auditors serve for three years, and may be re-elected.

1.3. Shareholders' meetings

Shareholders' meetings are governed by specific regulations approved by the ordinary shareholders' meeting of 2 May 2001 ("the Regulations").

Meetings must be attended by all Directors and the entire Board of Statutory Auditors.

The Regulations govern ordinary and extraordinary shareholders' meetings, as well as special shareholders' meetings. They set out the rules concerning meeting attendance, verification of proof of identity with particular reference to proxies, the powers of the Chairman with respect to declaring the meetings valid, opening the meeting, directing discussion, voting and vote counting.

In accordance with the provisions of article 11 of the Articles of Association, all those wishing to attend the shareholders' meeting must present appropriate certification issued by the appointed intermediary as previously communicated to the company, in accordance with applicable law, with two days' notice.

Shareholders may send a representative to the meeting provided that the written proxy is signed by the holder of the aforementioned certification or by his legal representative or by a specific representative.

Those attending as representatives of one or more shareholders with voting rights must provide proof of identity as well as the written proxy.

Any shareholder with voting rights attending the meeting may not at the same time issue a proxy for some of his votes; however, he may appoint proxies for the various items on the agenda, who must use all the shareholder's votes for each item.

In this case, the written proxy must state the items on the agenda to which it refers.

In accordance with article 13 of the Code, Directors must do their utmost to encourage and facilitate the widest possible attendance at shareholders' meetings.

Shareholders' meetings are also an opportunity to provide shareholders with information on the Company and the Group, with due regard for the regulations on price-sensitive information.

1.4. Share capital

The share capital consists entirely of ordinary shares.

Alicros S.p.A. is the company's controlling shareholder pursuant to article 93 of Legislative Decree 58 / 1998.

<u>Section II - Implementation of the Code</u>

2. Board of Directors

2.1. Division of powers and duties

Article 17 of the company's Articles of Association gives the Board of Directors full powers for the management of the Company.

In accordance with the New Code and article 2381 of the Italian Civil Code, the Board of Directors meets to assess the Group's performance and examine the reports of the Managing Directors on their activities and the most significant transactions carried out by the Group, as well as to monitor the adequacy of the company's organisational, administrative and accounting systems.

The Board of Directors also has all possible powers that may be granted by law and in accordance with the company's Articles of Association, including the power to approve the merger into the Parent Company of wholly-owned subsidiaries or of companies in which a stake of 90% or more is held, the power to set up or close secondary offices, branches, representative offices and subsidiaries in Italy and overseas, the power to decide which Director or Directors has / have powers to represent the company, the power to approve a capital decrease if a shareholder redeems his shares, the power to approve any amendments to the Articles of Association to comply with new legislation, the power to transfer the registered office elsewhere within Italy, and the power to issue bonds within the limits and in accordance with the procedures set out by applicable laws.

An extraordinary Shareholders' Meeting on 24 April 2006, modifying article 5 of the Articles of Association, also conferred on the Board of Directors, for a period of five years, the power to increase the company's share

capital in one or more transactions, against payment or otherwise (and with or without the option to cancel the transaction if it is not fully subscribed), by a total nominal value of up to € 100,000,000.00 (one hundred million), via the issue of new shares; and also the power to issue, in one or more transactions, bonds convertible into shares and/or other securities (different from bonds) that allow the subscription of new shares totalling a nominal value of up to € 100,000,000.00 (one hundred million), but in amounts which, on each occasion, do not exceed legally established limits for bond issues; the said article also establishes the procedures for exercising these powers.

Even though not expressly stated in the Articles of Association, the Board of Directors has exercised the powers set out in article 1.2 of the Previous Code, and now holds the powers set out in article 1.C.1. of the New Code; in particular, the powers to examine and approve the strategic, business and financial plans of the Company and the Group and the corporate governance system and structure of the Group, including the evaluation of the administrative, organisational and accounting structures of the Company and its strategic subsidiaries.

The Board of Directors is also responsible for passing the resolutions relating to actions which, by their nature or value lie outside the powers of the Managing Directors or which represent the personal interests of Directors or third parties, or which the Directors themselves deem it appropriate to examine for particular reasons.

In accordance with article 18 of the Articles of Association, the Board of Directors may, within the limits allowed by law, delegate such powers as it deems appropriate for the management of the Company, as well as powers of representation and signature, to one or more members holding the title of Managing Director.

These mandates allow Managing Directors to operate individually as regards matters of ordinary management within financial limits set according to the type of action in question, and jointly with one other signature for matters of ordinary management exceeding these thresholds and for certain matters of extraordinary management.

In accordance with article 19 of the Articles of Association, Directors who have been granted powers must report on at least a quarterly basis to the Board of Directors and the Board of Statutory Auditors on the activities carried out within their mandates, on the most significant transactions carried out by the Company or Group subsidiaries, and on transactions in which they have a personal or third-party interest.

The most significant transactions, such as the acquisition and sale of companies of a certain size or important trademarks, must receive prior approval from the Board of Directors.

Significant transactions are considered as all transactions whose value exceeds the limits set for actions requiring joint signature.

According to the Articles of Association, Directors may delegate some of their powers, including the related powers of representation, to an Executive Committee, which may pass resolutions by majority vote.

At present, there is no such Executive Committee.

2.2. Chairman of the Board of Directors

The Chairman of the Board of Directors represents the Company in respect of third parties and in any legal matters.

The Chairman co-ordinates the activities of the Board of Directors and conducts its meetings; he also officiates at shareholders' meetings and ensures they are conducted in accordance with the company's Articles of Association and the Regulations.

As he has no management mandate, he qualifies as a non-executive Director.

2.3. Transactions with related parties

In accordance with article 19 of the Articles of Association and pursuant to article 150 of Legislative Decree 58 / 1998, Managing Directors must report, at least on a quarterly basis, to the Board of Directors and the Board of Statutory Auditors, on (inter alia) transactions in which they have a personal or third-party interest.

Please see the Report on operations for details of the most significant transactions with related parties carried out in 2006.

The company has a specific procedure for carrying out transactions in which the Directors have a personal interest or transactions with related parties.

Directors of Group companies, as well as managers who have the power to enter into binding agreements with third parties on behalf of Group companies, must comply with these procedures. In the case of any transaction in which they have a personal interest or an interest on behalf of third parties, or any transaction with related parties, with a value of € 1,000.00 or above, the said directors and managers must refrain from completing such transactions, and provide full details thereof to an Executive Director of their company, or, where the party with the interest is an Executive Director, to the relevant Board of Directors.

The Executive Director (or the Board of Directors) then evaluates the general and financial suitability of the transaction, and may decide to authorise it.

Pursuant to article 11 of the Code, those holding a personal interest may not attend the discussion, and the Executive Director or the Board of Directors may seek a legal or fairness opinion.

2.4. Composition of the Board of Directors

As stated above, in accordance with article 14 of the Articles of Association, the Company is managed by a Board of Directors comprising between three and fifteen members, as decided by the shareholders' meeting, which is responsible for appointing them.

The Board of Directors currently comprises ten members.

The list below shows the names of the members of the Board of Directors in post at 31 December 2006, with the job titles of the Executive Directors indicated in italics:

Luca Garavoglia	Chairman non-executive - not independent
Cesare Ferrero	non-executive - independent
Franzo Grande Stevens	non-executive - independent
Paolo Marchesini	Chief Financial Officer (*)
Marco Pasquale Perelli-Cippo	non-executive - not independent
Giovanni Rubboli	non-executive - independent
Renato Ruggiero	non-executive - independent
Stefano Saccardi	Legal Affairs and Business Development Officer (*)
Vincenzo Visone	Chief Executive Officer (*)
Anton Machiel Zondervan	non-executive - independent

Directors' names marked with an asterisk have operational roles within the Company and have the title of Managing Director.

Due to the imminent renewal of directors' posts, the independence or otherwise, and executive or non-executive status of each Board member listed above was evaluated according to the principles set out in the Previous Code, as allowed by the joint communication issued by Assonime (the association of Italian limited liability companies) and Borsa Italiana S.p.A. on 16 November 2006.

These Directors, who will remain in their posts until the approval of the accounts for the year ending 31 December 2006, were appointed by the ordinary shareholders' meeting of 29 April 2004.

Pierleone Ottolenghi resigned from his post as Director on 9 November 2006, and the Board of Directors resolved not to replace him, in light of the imminent expiry of the entire board.

According to the Previous Code and Regulations, nominations for Director must be presented on lists, accompanied by a detailed curriculum vitae of each candidate. They must be filed at the company's headquarters at least ten days before the date of the shareholders' meeting.

All current Directors were nominated by the majority shareholder.

The Board of Directors deems that its size, composition and functioning during the 2006 financial year has been adequate for the size of the Company, even considering the Company's progressive growth in Italy and on international markets, and that the professional competencies of its members have enabled them to provide valid and effective assistance in orienting and supporting the decisions taken to support this growth.

The CVs of all the current Directors are available from the Company's Investor Relations office, while a short description of the professional backgrounds of the management is available at www.camparigroup.com/investors.

There is no minimum number of Board of Directors' meetings set out in the Articles of Association.

In 2006, six board meetings were held. All Directors attended regularly and the few absences were explained. In 2007 the company expects to hold an equal or greater number of board meetings.

Please see table 1 attached to this Report for the attendance records of each Director.

Before each board meeting, Directors are provided with all the documentation and information necessary to pass resolutions as far in advance of the meeting as is reasonably possible.

Information passed to the Board of Directors is comprehensive and provided promptly.

2.5. Other jobs held by Directors

Directors who at 31 December 2006 were Directors or Auditors of other companies listed on Italian and foreign regulated markets, or financial companies, banks, insurance companies or large companies, are listed below:

- Luca Garavoglia: member of the Board of Directors of FIAT S.p.A.;
- Cesare Ferrero: Vice-Chairman of the Board of Directors of PKP S.p.A.; member of the Board of Directors of Autostrada Torino-Milano S.p.A.; Chairman of the Board of Auditors of Alberto Lavazza & C. S.A.p.A., Burgo Factor S.p.A., Emilio Lavazza & C. S.A.p.A., ERSEL Finanziaria S.p.A., ERSEL S.I.M. S.p.A., Ferrero S.p.A., FIAT Auto S.p.A., FIDERSEL S.p.A., Giovanni Agnelli & C. S.A.p.A. and I.F.I.L. S.p.A.; Statutory Auditor of Banca Passadore S.p.A., P. Ferrero & C. S.p.A., FIAT S.p.A., R.C.S. Investimenti S.p.A. and Toro Assicurazioni S.p.A.;
- Franzo Grande Stevens: Chairman of the Board of Directors of P. Ferrero & C. S.p.A. and Honorary Chairman of Juventus F.C. S.p.A.; member of the Board of Directors of Exor Group S.A., I.F.I. S.p.A., I.F.I.L. S.p.A., Pictet International Capital Management, RCS MediaGroup S.p.A. and S.E.I. S.p.A.;
- Renato Ruggiero: Vice-Chairman of Citigroup European Investment Bank; Chairman of the International Advisory Board of Unicredit S.pA. and member of the International Advisory Board of Coca-Cola Company.
- Anton Machiel Zondervan: Chairman of the Supervisory Board of Doeksen Transport Group.

2.6. Non-executive and independent Directors

The Articles of Association do not set out a minimum number of non-executive or independent Directors; nonetheless, in accordance with article 2 of the Previous Code, the Company has appointed non-executive Directors who, by dint of their numbers and authority, have significant influence on the decision-making process.

At the date of approval of the draft annual report for the year ending 31 December 2006, most of the company's directors were non-executive.

These non-executive Directors may also be considered independent, with the exception of Luca Garavoglia and Marco Pasquale Perelli-Cippo.

Therefore, five out of the ten members of the Board are independent.

As explained above, each Director's degree of independence was verified by the Board of Directors according to the principles set out in the Previous Code.

2.7. Committees

The Articles of Association state explicitly that the Board of Directors may set up an internal audit committee ("Audit Committee"), and a committee for remuneration and appointments ("Remuneration and Appointments Committee").

Both committees are sub-groups of the Board of Directors and are responsible for providing advice and making proposals.

2.7.1. Remuneration and Appointments Committee

The Board of Directors formed a Remuneration Committee, which was then merged with the Appointments Committee for rationalisation purposes.

The Remuneration and Appointments Committee chiefly comprises independent Directors, and is composed of Franzo Grande Stevens (Chairman), Marco Pasquale Perelli-Cippo and Giovanni Rubboli.

It has the task of formulating proposals for the remuneration of Directors who have been given specific functions and powers, and those who play key roles in the management of the Company, as well as proposals for improving the allocation of human resources within the Group.

The Remuneration and Appointments Committee does not make proposals on behalf of its own members.

The Remuneration and Appointments Committee met three times in 2006, and presented the Board of Directors with proposals falling within its remit without consulting external advisors.

The Board of Directors then approved these proposals.

The issues discussed by the Remuneration and Appointments Committee in 2006 included the Group's structure and organisation chart, the remuneration of executive Directors and the senior management, and the updating of the stock option plan.

The remuneration of executive Directors and senior management is closely linked to the financial results achieved by the Group and individual companies to which they belong.

Further details of Directors' remuneration are given elsewhere in these notes to the accounts.

During the year, stock options were issued to certain Group employees under the conditions set out in the current stock option plan.

No stock options were issued to company Directors.

2.7.2. Internal Audit Committee

The Board of Directors has also set up an Audit Committee, made up entirely of independent Directors: Giovanni Rubboli (Chairman), Cesare Ferrero and Anton Machiel Zondervan.

In accordance with the tasks set out in article 10 of the Previous Code, the function of the Audit Committee is to assess the adequacy of the company's internal audit system and of the internal audit department's work plan, and to report thereon to the Board of Directors.

In 2006, the Audit Committee examined risk analyses for the recently acquired companies Teruzzi & Puthod S.r.l., Giannina S.r.l., and the Scottish companies acquired with the Glen Grant, Old Smuggler and Braemar brands.

The Committee also carried out risk assessments of Koutsikos Distillery S.A., Kaloyiannys Bros S.A. and Société Civile Immobiliaire du Domaine de Lamargue, and of the procedures for harvesting the muscat grapes used in Asti Cinzano's products.

The Audit Committee also verified recent analyses carried out during the year of previously examined matters regarding the IT systems, the sales unit of Campari do Brasil Ltda. and the sales and credit management units of Campari Italia S.p.A.

Meetings of the Audit Committee are usually attended by the Chairman of the Board of Statutory Auditors or another Auditor mandated by him.

Please see table 1 attached to this report for the attendance records of each Committee member.

The relationship between the Audit Committee and the Board of Statutory Auditors is one of a continual exchange of information on the most important matters dealt with during regular audits, in accordance with the annual audit plan and the updating of the risk assessment for the Group and its subsidiaries.

In accordance with paragraph c) of article 8.C.1. of the New Code, the Board of Directors assesses the adequacy of the composition and size of the Audit Committee in relation to company risks and to the effective functioning of internal controls.

3. Company functions and procedures

3.1. Handling of confidential data

The Company has drawn up procedures for the handling of confidential data ("Procedures").

These Procedures clearly set out which information is considered confidential or price-sensitive, who is responsible internally for dealing with such information, the conduct required of anyone privy to the information, and the procedures for making it public, including to the press.

The Procedures apply to Directors, Auditors and employees of the Company and other companies belonging to the Group.

Management of confidential data is the responsibility of the Managing Directors of Group companies. The task also falls to the Chief Executive Officer and the Legal Affairs and Business Development Officer as regards acquisitions and disposals, and to the Chief Financial Officer for financial information.

Until the entry into effect (on 1 April 2006) of Consob resolution 15232 of 29 November 2005 regarding transactions involving shares in the Company carried out by relevant persons, the Company applied the Code of Conduct on Internal Dealing issued by the Board of Directors on 12 November 2002.

Pursuant to article 114 of Legislative Decree 58 of 24 February 1998, on 22 March 2006 the Board of Directors approved the "Procedures for reporting requirements in respect of internal dealing", in accordance with article 152 *sexies* et seq. of Consob regulation 11971 of 14 May 1999, which replaced the Code of Conduct on Internal Dealing from the above-mentioned date.

Based on these procedures and in accordance with the criteria set out in the aforementioned law, the Audit Committee identifies relevant persons, i.e. persons whose transactions involving shares in the Company must be communicated to the market and Consob where the overall value exceeds € 5,000 in any one year.

According to the procedures, the Head of the Group's legal department, supported by the Investor Relations department, is responsible for collecting, managing and circulating information relating to these transactions.

On the same date, the Board of Directors also authorised the Managing Directors to set up a register of persons with access to confidential data pursuant to article 115 *bis* of Legislative Decree 58 of 24 February 1998, in accordance with the procedures set out in article 152 *bis* of the above-mentioned Consob Regulations.

The Managing Directors thereby put in place procedures that allow this register to be maintained and updated, and the procedures for communicating the registration of persons who regularly or temporarily acquire access to confidential data.

The Company has a Code of Ethics setting out the fundamental values on which its conduct is based.

This was an appropriate time to adopt such a code, given the company's sharp growth on the Italian and international markets, the increasing complexity of its organisation in the last few years (especially following recent acquisitions) and the awareness that the company is now operating in a highly sophisticated socioeconomic environment.

The full Code of Ethics can be found on the Campari Group's website, at www.camparigroup.com/investors.

3.2. Appointment of Directors and Auditors

In view of Legislative Decree 303 of 29 December 2006, which extended to 30 June 2007 the date by which companies must adapt their articles of association to fulfil the requirements of Law 262 of 28 December 2005,

and in view of the fact that Consob has not yet issued provisions for the implementation of the new rules, the new Board of Directors and Board of Statutory Auditors will be appointed according to the procedures currently set out in the Articles of Association.

Consequently, although the Directors are appointed by means of a list vote system, candidate lists will not be used for the election of at least one Director representing minority shareholders.

Instead, as required by Legislative Decree 303 of 29 December 2006, each list for the election of a member of the Board of Directors must contain at least two Directors who fulfil the criteria for independence laid down in article 148 of Legislative Decree 58 of 24 February 1998, and in article 3 of the New Code.

Furthermore, as established in article 6.C.1. of the New Code, proposals for the nomination of Directors must be presented on lists, accompanied by a detailed curriculum vitae of each candidate, as well as an attestation of the candidate's suitability with respect to requirements for the post. In accordance with the Regulations currently in force, these lists must be filed at the company's headquarters at least ten days before the date of the shareholders' meeting.

The lists will be published in a timely manner on the Company's website, along with the candidates' curricula vitae. Nominations for the Board of Statutory Auditors are made by means of a list vote system, as required by article 148 of Legislative Decree 58 of 24 February 1998, and by the Articles of Association, in order to allow minority shareholders to appoint a Statutory Auditor and a Deputy Auditor.

The Board of Statutory Auditors is appointed on the basis of lists presented by shareholders and filed at the Company's headquarters at least ten days before the date of the shareholders' meeting, as set out in article 27 of the Articles of Association, accompanied by the candidates' CVs and by attestations of the candidates' suitability with respect to requirements for the post.

Specifically, all Auditors must also qualify as independent, according to the New Code's requirements regarding Directors.

These lists will also be posted in a timely manner on the Company's website, accompanied by the candidates' CVs.

Only those shareholders who, alone or jointly with others, hold shares totalling at least 5% of the share capital with voting rights at the ordinary shareholders' meeting, may present lists.

Again in accordance with the Articles of Association, candidates who already hold the position of Statutory Auditor in five or more listed companies (excluding parent companies and / or subsidiaries of the Company), or who do not meet the requirements of trustworthiness and professionalism demanded by applicable law, may not be included on the lists.

3.3. Internal audit system

The company is fully aware of the need for an adequate internal audit system, and has set up a specific department headed by a Group Internal Auditor appointed by the Board of Directors on 22 March 2006.

This unit, which operates across and supervises the whole Group, is hierarchically separate from the executive Directors, reporting directly to the Chairman of the Company.

It reports on its activities on at least a quarterly basis to the Managing Directors, the Audit Committee and the Board of Statutory Auditors.

Based on favourable reports from the Audit Committee, the Board of Directors judges that the size and composition of this Committee is adequate, and that the internal audit system is appropriate for providing effective protection against the typical risks arising from the Group's activities and for monitoring its business and financial situation.

3.4. Investor relations

The company attaches great importance to its relations with shareholders and institutional investors.

It has an Investor Relations department, headed by an Investor Relations Manager.

As part of the Company's reporting procedures, including regular results disclosure and the announcement of extraordinary operations, the Investor Relations department has organised numerous meetings with Italian

and foreign institutional investors and the financial press, many of which are also attended by members of the senior management.

In order to facilitate its dialogue with shareholders, the Company has developed and continually updates a special section of its website dedicated to investor relations (www.camparigroup.com/investors). This section contains not only financial information (annual, interim and quarterly reports, trading performance of Campari securities on the market, etc), but also information and documents of interest to shareholders, such as the composition of the Board of Directors and Board of Statutory Auditors, details of corporate governance, procedures for the reporting requirements in respect of the Code on Internal Dealing and the Procedures for carrying out transactions in which Directors have a personal interest or transactions with related parties.

Shareholders may request additional information via email from investor.relations@campari.com.

The company follows the guidelines set out in the Guide for market disclosure.

4. Auditors

The members of the Board of Statutory Auditors appointed by the ordinary shareholders' meeting of 29 April 2004 for the three-year period 2004-2006 are listed below:

Umberto Tracanella	Chairman
Alberto Lazzarini	Statutory Auditor
Antonio Ortolani	Statutory Auditor
Alberto Giarrizzo Garofalo	Deputy Auditor
Giuseppe Pajardi	Deputy Auditor
Paolo Proserpio	Deputy Auditor

Auditors who at 31 December 2006 were Directors or Auditors of other companies listed on Italian regulated markets are listed below:

- Umberto Tracanella: member of the Board of Directors of Risanamento S.p.A.;
- Alberto Lazzarini: Deputy Auditor of Giovanni Crespi S.p.A.;
- Antonio Ortolani: Chairman of the Board of Auditors of Banca Popolare di Milano S.c. a r.l. and Statutory Auditor of Camfin S.p.A.;
- Alberto Giarrizzo Garofalo: Deputy Auditor of Mirato S.p.A.

Since no alternative list was put forward, none of the current Auditors represent minority shareholders, who, it is presumed, are happy with the professionalism and independence of the Auditors appointed by the majority shareholders.

The proposals to the shareholders' meeting for the appointment of the Auditors currently in place were accompanied by a detailed curriculum vitae of each candidate.

The Board of Auditors held five meetings in 2006.

Please see table 2 attached to this Report for the attendance records of each Auditor.

Almost all the meetings of the Board of Directors in 2005 were attended by all members of the Board of Statutory Auditors.

5. Reporting on the application of the New Code

The Board of Directors resolved to adopt the New Code on 8 November 2006.

It has nonetheless been deemed necessary to adopt the code's recommendations gradually over time, specifically over the course of the 2007 financial year, in view of the expiry of the Corporate Officers' posts

with the approval of the 2006 financial year accounts, and the issue, scheduled for 31 March 2007, of the implementation regulations for Law 262 of 28 December 2005. These regulations will set limits for the number of additional posts that Corporate Officers may hold at other companies, and for the presentation of candidate lists for the posts of Director of Auditor.

In light of the above and in accordance with Legislative Decree 303 of 29 December 2006, the Board of Directors will modify the Articles of Association in line with the provisions of the above law by 30 June 2007, pursuant to Article 17 of the Articles of Association.

At the same time, the Board of Directors will also specify the procedures for presenting candidate lists for the posts of member of the Board of Directors and Auditor, and more specifically the procedures for the election of the Director and Auditor representing minority shareholders.

As mentioned above, the election of Corporate Officers will proceed in accordance with the laws and regulations in force at the time of the Shareholders' Meeting, supplemented by the recommendations of the New Code, provided that these do not conflict with the Articles of Association.

After the appointment has been made, the Board of Directors will evaluate the independence of its members, and will inform the market of its findings, following a check by the Board of Statutory Auditors on the correct application of the established criteria, as required by article 3.C., points 4 and 5 of the New Code.

Following the appointment, the Board of Statutory Auditors will also verify that its own members fulfil the requirements of independence pursuant to Legislative Decree 58 of 24 February 1998 and the New Code, and will publish its findings in its next corporate governance report.

Subsequently, the Board of Directors must also renew its internal committees, and determine their respective powers based on the duties listed in the New Code and in accordance with the Articles of Association.

For the Internal Audit Committee, the Board of Directors will first establish guidelines for identifying company risks before choosing an executive Director who will oversee this matter. On the said Director's proposal, the Board will appoint a Group Internal Auditor and establish his remuneration.

In view of the limits which Consob will set for corporate officers, during the next financial year the Board of Directors will announce its stance on the maximum number of other positions that members of the Board of Directors may hold as directors or auditors of other companies, in order that these persons may fulfil their roles as directors effectively.

After consulting the Audit Committee, the new Board of Directors will verify and (if necessary) update the established procedure for carrying out transactions in which the Directors have a personal interest or transactions with related parties, and also define the criteria for identifying such transactions in the light of the New Code. The Internal Audit Committee will be involved in the approval of these procedures.

Milan, 20 March 2007

The Chairman
Luca Garavoglia

TABLE 1: BOARD OF DIRECTORS AND COMMITTEES

Board of Directors							Audit Committee		Remuneration and Appointments Committee	
Position	Name	Executive	Non executive	Indipendent	****	Number of other positions held **	***	****	***	****
Chairman	Luca Garavoglia				100%	1				
Managing Director	Paolo Marchesini	X			100%					
Managing Director	Stefano Saccardi	X			100%					
Managing Director	Vincenzo Visone	X			100%					
Director	Cesare Ferrero		X	X	83%	17	X	83%		
Director	Franzo Grande Stevens		X	X	83%	8			X	100%
Director	Pierleone Ottolenghi		X	X	83%					
Director	Marco Pasquale Perelli-Cippo		X		83%				X	66%
Director	Giovanni Rubboli		X	X	100%		X	83%	X	100%
Director	Renato Ruggiero		X	X	67%	3				
Director	Anton Machiel Zondervan		X	X	100%	1	X	100%		

Total number of meetings held during the year	Board of Directors: 6	Incternal Audit Committee: 6	Remuneration and Appointments Committee: 3

NB

* Director appointed via lists presented by minority shareholders.

** Positions held as Director or Auditor in other companies listed on Italian and foreign regulated markets, or financial companies, banks, insurance companies or large companies; full details are given in the report on corporate governance.

*** Member of Committee as well as member of the Board of Directors.

**** Percentage attendance of Directors at board meetings and committee meetings in the form required by the Articles of Association as of 31 December 2006; the percentage stated for Pierleone Ottolenghi's attendances refers to the number of sessions attended until his resignation.

TABLE 2: BOARD OF STATUTORY AUDITORS

Position	Name	Percentage attendance at meetings of the Board of Statutory Auditors	Number of other positions held**
Chairman	Umberto Tracanella	100%	1
Statutory Auditor	Alberto Lazzarini	100%	1
Statutory Auditor	Antonio Ortolani	100%	2
Deputy Auditor	Alberto Giarrizzo Garofalo	–	1
Deputy Auditor	Giuseppe Pajardi	–	
Deputy Auditor	Paolo Proserpio	–	

Total number of meetings held during the year: 5

In accordance with article 27 of the Articles of Association, only those shareholders who, alone or jointly with others, hold shares totalling at least 5% of the share capital with voting rights at the ordinary shareholders' meeting, may present lists.

NB

* Auditor appointed via lists presented by minority shareholders.

** Positions held as Director or Auditor in other companies listed on Italian regulated markets; full details are given in the report on corporate governance.

TABLE 3: OTHER MEASURES SET OUT IN THE CODE OF CONDUCT

	Yes	No	Brief reasons for any non-compliance with the Code's recommendations
System of mandates and transactions with affiliated parties			
Has the Board of Directors awarded mandates and established:			
a) their limits	X		
b) ways in which they may be exercised	X		
c) frequency of reporting?		X	Reporting frequency is set out in the Articles of Association.
Are significant transactions involving the company's business, finances or assets (including those with related parties) submitted for examination and approval by the Board of Directors ?	X		
Does the Board of Directors have defined guidelines and criteria to identify "significant" transactions?		X	The Company considers that the thresholds indicated in Managing Directors' mandates mean that the Board of Directors is always responsible for approving the most significant transactions.
Are the guidelines and criteria set out in the report?	X		
Does the Board of Directors have specific established procedures for the examination and approval of transactions with related parties?	X		
Are the procedures for the approval of transactions with related parties set out in the report?	X		
Procedures for the most recent appointment of Directors and Auditors			
Were the names of the candidates for Director filed at least ten days before the shareholders' meeting?	X		
Were the candidatures for the post of Director accompanied by detailed information?	X		
Were the candidatures for the Board of Directors accompanied by evidence of their independence?	X		
Were the names of the candidates for Auditor filed at least ten days before the shareholders' meeting?	X		
Were the candidatures for the post of Auditor accompanied by detailed information?	X		
Shareholders' meetings			
Has the company approved a set of Regulations governing shareholders' meetings?	X		
Are the Regulations attached to the report (or does the report indicate where they can be obtained/downloaded)?		X	The Regulations can be obtained from the Company's headquarters.
Internal audit			
Has the company appointed an internal audit department?	X		
Are the internal auditors hierarchically separate from the heads of the operational units?	X		
Is there an internal audit department (in accordance with article 9.3 of the previous Code)?	Group Internal Auditor		
Investor relations			
Has the Company appointed an Investor Relations Manager?	X		
Contact details for the Investor Relation Manager	Investor Relations Manager Via Filippo Turati, 27 20121 Milan Tel. 02.6225330 - fax 02.6225479 e-mail: investor.relations@campari.com		

ERNST & YOUNG

■ Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

■ Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

INDEPENDENT AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
(Translation from the original Italian text)

To the Shareholders
of Davide Campari - Milano S.p.A.

1. We have audited the consolidated financial statements of Davide Campari - Milano S.p.A. and subsidiaries (the Davide Campari – Milano S.p.A. Group), as of and for the year ended December 31, 2006, comprising the consolidated balance sheet, the consolidated statement of operations, changes in shareholder's equity and cash flows and the related explanatory notes. These consolidated financial statements are the responsibility of the Davide Campari – Milano's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary to determine whether the consolidated financial statements are materially misstated and if such financial statement, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   For the opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes, reference should be made to our report dated April 7, 2006.

3. In our opinion, the consolidated financial statements present clearly and give a true and fair view of the financial position, the result of operations, the changes in shareholder's equity and the cash flows of Davide Campari - Milano S.p.A. as of December 31, 2006 and for the year then ended in accordance with IFRS as adopted by the European Union and the standards issued in accordance with art. 9 of Italian Legislative Decree n° 38/2005.

Milan, April 5, 2007

Reconta Ernst & Young S.p.A.
signed by: Pellegrino Libroia
(Partner)

This report has been translated into the English language solely for the convenience of international readers.

■ Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.259.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

DAVIDE CAMPARI MILANO S.p.A.

Registered office at via Filippo Turati, 27 - MILAN

Share capital: 29,040,000 euro

Tax code - Companies Register no. 06672120158 - REA (business administration register) no. 1112227

Report of the Board of Statutory Auditors on the consolidated accounts of the Campari Group for the year ending 31/12/2006 pursuant to article 41 of Legislative Decree 127 of 9/4/1991

-- * * * * * --

To the shareholders of the Parent Company Davide Campari Milano S.p.A.

As part of our remit, we have audited the consolidated accounts of the Parent Company Davide Campari Milano S.p.A. for the year ending 31 December 2006, pursuant to article 41 of Legislative Decree 127/91. The consolidated accounts were drafted in accordance with international accounting standards (IAS / IFRS), pursuant to Legislative Decree 38 of 28 February 2005 implementing EC Regulation 1606 of 18 July 2002. In the year ending 31 December 2006, the Group recorded net profit of EUR 120,292,000 (including EUR 3,234,000 pertaining to minorities), assets worth EUR 1,726,058 and shareholders' equity of EUR 797,782,000 (including EUR 1,895,000 pertaining to minorities). Following the adoption of the IAS standards, memorandum accounts are no longer included, nor posted as payables to the balance sheet or classified individually as commitments; these are as shown in the accounts and accompanying documents submitted for your review.

A) Audit of the consolidated balance sheet

1. We conducted our audit in accordance with the standards for internal auditors provided by the Italian association of chartered accountants. In keeping with these standards, we referred to the legislation governing consolidated accounts, interpreted and supplemented by accounting principles issued by the Italian

association of chartered accountants and Consob recommendations where relevant, as well as IAS / IFRS accounting standards, pursuant to Legislative Decree 38/2005 implementing EC Regulation 1606/2002, in accordance with the interpretation provided by the Italian Accounting Body (OIC);

2. The legal audit of subsidiaries' accounts was conducted by their respective boards of statutory auditors, as required for Italian companies, while the accounting audit was carried out by the external auditor, Reconta Ernst & Young S.p.A, in its capacity as principal auditor.

   We have not audited the accounts of the subsidiaries directly as this task was beyond our remit, and therefore our opinion applies solely to the consolidated accounts;

3. We have examined the basis of consolidation and have noted that all subsidiaries are fully consolidated and that joint venture and affiliated companies have been valued at equity.

4. The consolidation principles adopted comply with the provisions of article 31 of Legislative Decree 127/91, in particular:

   - the basis of consolidation has been defined in accordance with the principles set out in articles 26 and 28 of Legislative Decree 127/91;
   - the accounting reference date coincides with the closing date of the Parent Company's full-year accounts (31/12/2006), and the annual accounts are based on the financial statements of the companies included in the basis of consolidation, which have the same financial year as the Parent Company, with the exception of Summa S.L., which, for reasons relating to its own majority shareholder, closes its annual accounts on 30 September and provides figures to 31 December solely for the purposes of the annual accounts of the Campari Group;
   - the assets and liabilities, and expenses and revenues for consolidated

companies are fully reflected in the consolidated accounts; the book value of the equity investments is eliminated against the corresponding portion of the shareholders' equity of the subsidiaries (individual assets and liabilities are assigned the value given to them on the date control was acquired) and any differences are recorded either under the assets item "goodwill", if positive, or allocated to the profit and loss account if negative;

- minority interests in shareholders' equity are reported under appropriate items in the accounts; these are determined on the basis of the current values assigned to assets and liabilities on the date control was assumed, excluding any related goodwill.

5. The following companies, in which the Group owns a minority stake, were consolidated using the equity method: FIOR BRAND Ltd, International Margue V.o.f., M.C.S. S.c.a.r.l. and Summa S.L.
6. Reconta Ernst & Young, the company appointed to audit the annual accounts, has informed us that the auditors' report will be issued on time and that it will make no recommendations.
7. The documentation examined and the information obtained do not show any departure from the legislation governing consolidated accounts as supplemented by the above-mentioned accounting principles or from the laws governing the conduct of boards of statutory auditors.
8. We confirm that the method of preparing the accounts and the content of the notes to the accounts conform with the provisions of articles 29 and 32 of Legislative Decree 127/91, and in particular that:

   - the consolidated accounts include the profit and loss accounts and balance sheets of the Parent Company and the Italian and foreign companies over which the Parent Company exercises direct or indirect control, as defined in IAS 27 (Consolidated and Separate Financial Statements);

- IAS / IFRS principles in force at the end of the accounting year were applied, as interpreted by the OIC;
- the use of the fair value method as set out or permitted under IAS / IFRS standards represents a change of principle, but does not deviate from the principles, inasmuch as it was used in accordance with legislation. The Directors report on the effects of this;
- the formats stipulated by the relevant international accounting standards for the preparation of the balance sheet, profit and loss account and notes to the accounts have been complied with. In particular, the profit and loss account is classified by function, and the balance sheet shows current and non-current assets and liabilities separately;
- the notes to the accounts have been drafted in accordance with article 38 of Legislative Decree 127/91; in particular, the list of consolidated companies and the consolidation methods chosen comply with article 39 of the same decree, and the Directors provide comprehensive information on the consolidation methods in the comments on individual items and, in the report on operations, on the most significant facts, including events taking place after the end of the period.

  These accounting criteria have been uniformly applied: no extraordinary situations or cases arose requiring exceptions to be applied pursuant to article 29, paragraph IV of Legislative Decree 127/91. There were therefore no changes compared to the previous year.

9. The main IAS / IFRS applied in the consolidated accounts are as follows:
   - IAS 27: Consolidated accounts
   - IAS 14: Segment reporting
   - IAS 39: Financial Instruments: Recognition and Measurement
   - IAS 32: Financial Instruments: Disclosure and Presentation

- IAS 21: the Effects of Changes in Foreign Exchange Rates
- IAS 38: Intangible assets
- IAS 33: Earnings per share
- IFRS 2: Share-based Payment

Information on the nature and workings and effects of these standards and the effects of their application are given in the notes to the accounts.

10. In our opinion, the above-mentioned consolidated accounts give a true and fair view of the Davide Campari Milano S.p.A. Group's balance sheet and profit and loss account at 31 December 2006, in accordance with legislation governing consolidated accounts, as referred to in point a) 1.

B) Review of the report on operations

11. We have reviewed the report on operations, which accompanies the consolidated financial statements, to verify that it complies with the minimum content specified in article 40 of Legislative Decree 127/91, and that it is consistent with the consolidated accounts pursuant to article 41 of Legislative Decree 127/91.

1. As a result of the checks carried out, the Board of Auditors considers that the Group's report on operations is accurate and consistent with the consolidated financial statements.

Milan, 5 April 2007

Chairman of the Board of Auditors

Umberto Tracanella

Statutory Auditors

Antonio Ortolani

Alberto Lazzarini

Davide Campari – Milano S.p.A.
Capitale sociale: Euro 29.040.000 interamente versato
Registro Imprese Milano: 06672120158
REA: 1112227
Sede: Via Filippo Turati, 27 - 20121 Milano
Telefono: (39) 02 62251
Fax: (39) 02 6225312

Investor Relations
Telefono: (39) 02 6225330
Fax: (39) 02 6225479
e-mail: investor.relations@campari.com

Web site
www.camparigroup.com

Realizzazione, impianti e stampa
Marchesi Grafiche Editoriali S.p.A.

Finito di stampare nel maggio 2007

GRUPPO CAMPARI

Davide Campari-Milano S.p.A.

Sede in Via Filippo Turati 27, 20121 Milano
Capitale Sociale € 29.040.000 interamente versato

Codice Fiscale e Registro Imprese 06672120158
REA 1112227

Bilancio di esercizio al 31 dicembre 2006

INDICE

Introduzione (applicazione IAS / IFRS)

A seguito dell'entrata in vigore del Regolamento Europeo 1606 del 19 luglio 2002, a partire dal 1 gennaio 2005, il Gruppo Campari ha adottato i Principi Contabili Internazionali (IFRS) emanati *dall'International Accounting Standards Board* (IASB) e omologati in sede comunitaria per la redazione del bilancio consolidato.
In ossequio a quanto disposto dal D. Lgs. 38 del 28 febbraio 2005, a partire dal 1 gennaio 2006, Davide Campari-Milano S.p.A. ha redatto il bilancio d'esercizio in conformità ai principi contabili internazionali (IFRS).
Gli stessi criteri sono stati adottati nel redigere le situazioni economiche e patrimoniali di confronto.

Le note di commento presentate nei paragrafi seguenti forniscono chiarimenti sulle principali variazioni dei valori patrimoniali della Società tra il 31 dicembre 2005 e la data della presente relazione.

Sono illustrati in nota 43 gli effetti derivanti dalla transizione agli IAS / IFRS sui valori al 1 gennaio 2005 e al 31 dicembre 2005; vengono inoltre riportate le riconciliazioni previste dal IFRS 1 - *Prima adozione degli International Financial Reporting Standards*, corredate delle relative note esplicative.
Nessuna deroga all'applicazione dei Principi Contabili Internazionali è stata applicata nella redazione del presente bilancio.

Inoltre, nel corso dell'esercizio è avvenuta la fusione per incorporazione tra Davide Campari-Milano S.p.A. e Barbero 1891 S.p.A., già controllata al 100%, operativa nella produzione di bevande alcoliche e di vini per le società commerciali del Gruppo Campari e, in misura minore, per conto di terzi.
Poiché la fusione per incorporazione di una società interamente posseduta non è definibile come *business combination*, la fusione in oggetto non è disciplinata dal IFRS 3, ma assimilabile, alla categoria delle transazioni tra soggetti sotto comune controllo (IAS 141); pertanto tale operazione è riflessa in bilancio in continuità di valori, valutata con riferimento al bilancio consolidato di Gruppo.
La comparazione dei valori relativi al bilancio al 31 dicembre 2006 con quelli dell'esercizio al 31 dicembre 2005, a seguito della fusione per incorporazione intervenuta, perde di significatività; pur tuttavia, tale comparazione viene fornita in conformità all'articolo 2423 cod. civ.
Per una maggiore comprensione dei dati forniti si è ritenuto opportuno integrare le indicazioni richieste dalle norme vigenti, inserendo relativamente ad alcune significative voci di bilancio, i corrispondenti valori registrati dalla Società incorporata alla data di chiusura dell'esercizio precedente.
Le operazioni dell'incorporata Barbero 1891 S.p.A. sono state imputate al bilancio dell'incorporante Davide Campari-Milano S.p.A. a partire dal 1 gennaio 2006, nel rispetto dell'articolo 2504 *bis*, 3° comma, cod. civ.; dalla stessa data decorrono gli effetti fiscali ai fini delle imposte dirette, ai sensi dell'articolo 172 del D. Lgs. 344 del 12 dicembre 2003.
Per tutti gli effetti nei confronti dei terzi, vale invece la data dell'ultima delle iscrizioni, avvenuta il 1 dicembre 2006, ai sensi dell'articolo 2504 *bis*, 2° comma, cod. civ.

Organi sociali

Consiglio di Amministrazione [1]

Luca Garavoglia	Presidente
Vincenzo Visone	Amministratore Delegato e *Chief Executive Officer*
Stefano Saccardi	Amministratore Delegato e *Officer Legal Affairs and Business Development*
Paolo Marchesini	Amministratore Delegato e *Chief Financial Officer*
Cesare Ferrero [2]	Amministratore e membro del Comitato *Audit*
Franzo Grande Stevens [3]	Amministratore e membro del Comitato Remunerazione e Nomine
Marco P. Perelli-Cippo [3]	Amministratore e membro del Comitato Remunerazione e Nomine
Giovanni Rubboli [2] [3]	Amministratore, membro del Comitato *Audit* e membro del Comitato Remunerazione e Nomine
Renato Ruggiero	Amministratore
Anton Machiel Zondervan [2]	Amministratore e membro del Comitato *Audit*

Con delibera del 29 aprile 2004 l'Assemblea ha confermato Presidente Luca Garavoglia, per una durata triennale fino all'approvazione del bilancio dell'esercizio 2006, con i poteri di legge e statutariamente previsti.
E' stata inoltre deliberata la riduzione del numero degli Amministratori da 14 a 11.
Con delibera del 10 maggio 2004, integrata dalla delibera del 21 marzo 2005 relativamente ai poteri in materia ambientale, di salute e sicurezza sul lavoro, il Consiglio di Amministrazione ha conferito agli Amministratori Delegati Vincenzo Visone, Stefano Saccardi e Paolo Marchesini i seguenti poteri per una durata triennale e fino all'approvazione del bilancio dell'esercizio 2006:
- con firma singola: poteri di ordinaria rappresentanza e gestione, entro limiti di valore o temporali determinati per ciascuna categoria di atti;
- con firma abbinata a due: poteri di rappresentanza e gestione per determinate categorie di atti, entro limiti di valore o temporali considerati eccedenti l'attività ordinaria.

Collegio Sindacale [4]

Umberto Tracanella	Presidente
Antonio Ortolani	Sindaco Effettivo
Alberto Lazzarini	Sindaco Effettivo
Alberto Garofalo	Sindaco Supplente
Giuseppe Pajardi	Sindaco Supplente
Paolo Proserpio	Sindaco Supplente

Società di revisione [5]

Reconta Ernst & Young S.p.A.

Sede sociale
Via Filippo Turati 27
20121 Milano

(1) In carica sino all'approvazione del bilancio dell'esercizio 2006, come da delibera dell'Assemblea del 29 aprile 2004; il 9 novembre 2006 l'Amministratore Pierleone Ottolenghi ha rassegnato le dimissioni.

(2) Membro del Comitato Audit nominato dal Consiglio di Amministrazione del 10 maggio 2004, in carica sino all'approvazione del bilancio dell'esercizio 2006.

(3) Membro del Comitato Remunerazione e Nomine nominato dal Consiglio di Amministrazione del 10 maggio 2004, in carica sino all'approvazione del bilancio dell'esercizio 2006.

(4) In carica sino all'approvazione del bilancio dell'esercizio 2006, come da delibera dell'Assemblea del 29 aprile 2004.

(5) Incarico per la revisione dei bilanci degli esercizi 2004, 2005 e 2006 conferito dall'Assemblea del 29 aprile 2004.

Commenti degli Amministratori

Eventi significativi dell'esercizio

Acquisizione Glen Grant
Il 15 marzo 2006 il Gruppo Campari ha acquisito gli *Scotch whisky* Glen Grant, Old Smuggler e Braemar dal gruppo Pernod Ricard.
Nell'ambito della stessa acquisizione, il Gruppo Campari ha acquisito anche la distilleria per la produzione dei *whisky* sita a Rothes in Scozia.
Glen Grant è la terza marca di *single malt* a livello mondiale e *leader* di mercato nel *whisky* in Italia.
Oltre che in Italia, il *brand* Glen Grant sviluppa importanti volumi di vendita soprattutto in Germania e in Francia.
Tale acquisizione ha rafforzato ulteriormente il posizionamento del Gruppo Campari nel mercato degli *spirit*, e ha altresì consentito l'ingresso nel significativo comparto dei *whisky*.
L'acquisizione è stata finanziata tramite indebitamento a breve.

Area di Sesto san Giovanni
Nella seconda parte dell'anno si sono sostanzialmente concluse le operazione di smantellamento e demolizione dell'area di Sesto San Giovanni, dove la Società ha svolto attività produttiva a partire dall'inizio del secolo scorso fino al 2005.
Le opere di demolizione hanno riguardato l'intera area, a esclusione dell'edificio storico costruito nel 1904, la Villa Campari e la palazzina attualmente adibita a laboratorio chimico, e hanno determinato l'imputazione a conto economico di minusvalenze complessive per € 1,7 milioni, oltre agli oneri di demolizione sostenuti complessivamente per € 1 milione.
Infatti, nell'ambito di un programma integrato di intervento urbanistico, si prevede, sulla stessa area, la realizzazione di un complesso residenziale, adibito a edilizia convenzionata e terziaria.
A seguito di tale programma, è stata ceduta a terzi la parte dell'area destinata a edilizia convenzionata, realizzando una plusvalenza iscritta a conto economico per € 11,5 milioni, ed è stato stipulato altresì un contratto di appalto, che ha per oggetto la progettazione e la realizzazione della nuova sede della Società, la cui ultimazione è prevista per il primo semestre del 2009.

Fusione per incorporazione di Barbero 1891 S.p.A.
Il 1 dicembre 2006 è stata finalizzata la fusione per incorporazione di Barbero 1891 S.p.A., controllata al 100% dalla Società.
Gli effetti fiscali di detta fusione decorrono dal 1 gennaio 2006.
Con tale operazione è proseguito il processo di razionalizzazione delle strutture societarie del Gruppo, estremamente articolato a seguito delle significative acquisizioni finalizzate nel corso degli ultimi anni.
Per effetto della fusione, Davide Campari-Milano S.p.A. ha iscritto nelle proprie attività l'unità produttiva di Canale d'Alba, in provincia di Cuneo, in Piemonte, dove vengono prodotti, tra gli altri, Aperol e gli spumanti Riccadonna, ovvero l'immobile e gli impianti e macchinari dedicati alla produzione, i marchi Riccadonna e le rimanenze di magazzino, nonché le attività e passività derivanti dalla gestione operativa della struttura di Canale d'Alba.
Inoltre, detta fusione per incorporazione ha generato un avviamento iscritto nell'attivo patrimoniale della Società per € 137,8 milioni.

Capitalizzazione della controllata Redfire, Inc. e acquisto del restante 11% di Skyy Spirits, LLC
Nel corso dell'anno è stato versato un contributo in conto capitale a Redfire Inc. di US$ 48 milioni, pari a € 37,4 milioni, che a sua volta ha finalizzato l'acquisto del restante 11% di Skyy Spirits, LLC., portando la propria partecipazione al 100% della società.
Skyy Spirits, LLC è società controllata dal Gruppo Campari dal 2002, proprietaria del *brand* SKYY, che detiene una posizione di *leadership* nel mercato statunitense delle vodke premium.

Nel gennaio 2002 in fase di acquisizione della partecipazione di maggioranza in Skyy Spirits, LLC, erano state negoziate opzioni *put and call* per l'acquisto della partecipazione pari al 11%, detenuta dal *management team.*
A seguito di un accordo tra le parti, l'operazione è stata conclusa in anticipo, rispetto alla scadenza prevista per il 2007.

Commento ai risultati dell'esercizio

Premessa
Un'esaustiva e più significativa analisi del posizionamento e dell'evoluzione dei *brand* del Gruppo nei diversi mercati, é rinviata alla relazione sulla gestione del bilancio consolidato nonché a quelle delle società commerciali del Gruppo.

Evoluzione generale

Andamento economico
L'esercizio al 31 dicembre 2006 chiude con un utile pari a € 119.584.008, in significativa crescita rispetto al periodo precedente.
Il conto economico del periodo beneficia in parte degli effetti positivi derivanti dalla fusione per incorporazione di Barbero 1891 S.p.A., nonché di maggiori dividendi da società controllate.
Per quanto riguarda gli eventi iscritti nei proventi e oneri non ricorrenti, l'operazione immobiliare finalizzata nel mese di dicembre, relativa alla cessione della parte dell'area di Sesto San Giovanni destinata a edilizia convenzionata, ha generato una plusvalenza netta di € 11,5 milioni, iscritta nei proventi non ricorrenti, compensata in parte dagli oneri derivanti dalla dismissione e demolizione della stessa area, complessivamente pari a € 2,6 milioni.
A parziale riduzione di tali proventi, sono state iscritte altresì le svalutazioni che si sono rese necessarie relativamente all'immobile di Termoli, nonché di un fabbricato sito nelle adiacenze dello stabilimento di Crodo, di cui è prevista la demolizione.
Infatti, per quanto riguarda l'area di Termoli, concrete trattative di vendita hanno portato alla definizione di un presunto valore di mercato dei beni oggetto delle trattative, inferiore di circa € 1 milione rispetto al costo iscritto in bilancio, che è stato quindi oggetto di svalutazione.
E' stato analogamente svalutato il fabbricato a Crodo, di un importo pari al valore residuo risultante dalla situazione contabile, e sono stati stanziati i costi previsti di demolizione, iscrivendo complessivi oneri per € 1 milione.
Inoltre, nel corso dell'esercizio sono stati sostenuti significativi oneri derivanti da transazioni con personale dipendente, a fronte di un programma di razionalizzazione e riorganizzazione delle strutture e funzioni aziendali.
In particolare, sono stati stanziati gli oneri futuri previsti in conseguenza alla chiusura dello stabilimento di Sulmona, pari a € 4,8 milioni.
Il risultato delle partecipazioni beneficia di importanti dividendi ricevuti dalle società controllate, complessivamente pari a € 112 milioni.
Infine, la gestione finanziaria, più ampiamente descritta nella relativa nota di commento, evidenzia un peggioramento rispetto a quella dell'anno precedente a causa di maggior indebitamento netto, nonché per la crescita dei tassi d'interesse di mercato.

Struttura patrimoniale
Analogamente al risultato di conto economico, la situazione patrimoniale risente degli effetti derivanti dalla fusione per incorporazione di Barbero 1891 S.p.A., evidenti sia nell'iscrizione del relativo avviamento, che delle attività a vita indefinita, nonché delle poste dell'attivo circolante.
In particolare, in seguito a tale operazione, si é generato un disavanzo di fusione, allocato ad avviamento per € 137,9 milioni, nonché l'iscrizione di marchi per € 11,3 milioni.
La fusione ha altresì comportato l'annullamento della partecipazione in Barbero 1891 S.p.A., iscritta per € 222,5 milioni.
Inoltre, le immobilizzazioni materiali nette si sono incrementate ancora per effetto dell'iscrizione dei beni precedentemente iscritti nel bilancio della società incorporata.

Significativo risulta anche l'effetto sulla variazione delle rimanenze, che evidenziano un incremento significativo.

Per quanto riguarda gli effetti generati dalle altre operazioni e gli altri eventi dell'esercizio sulla struttura patrimoniale, le operazioni di smantellamento e parziali dismissioni dell'area di Sesto San Giovanni, hanno determinato una riduzione delle immobilizzazioni materiali nette.
Significative risultano le variazioni intervenute nelle partecipazioni in società controllate.
Infatti, la costituzione e capitalizzazione di Campari Finance Belgium S.A. ha determinato un incremento di € 150,1 milioni; l'acquisizione da altra società del Gruppo di Glen Grant S.r.l. ha portato a un ulteriore aumento del valore delle partecipazioni di € 97,7 milioni.
Infine, la contribuzione in Redfire Inc, di US$ 48 milioni, ha determinato un maggior valore della partecipazione di € 37,3 milioni.

Si registrano significative variazioni nelle attività e passività finanziarie, che evidenziano complessivamente un maggior indebitamento, descritto in modo più esaustivo nella relativa nota di commento.

Situazione finanziaria

Composizione dell'indebitamento netto

		31 dicembre 2006	31 dicembre 2005
A	Cassa	19.687	12.411
B	Altre disponibilità liquide	8.207.597	101.971.659
C	Titoli detenuti per la negoziazione	211.179	
D	**Liquidità (A)+(B)+(C)**	**8.438.463**	**101.984.070**
E	**Crediti finanziari correnti**	**54.329.741**	**53.543.970**
F	Debiti bancari correnti	145.104.258	71.505.219
G	Parte corrente dell'indebitamento non corrente	-	-
H	Altri debiti finanziari correnti	236.079.402	248.840.803
I	**Indebitamento finanziario corrente (F)+(G)+(H)**	**381.183.660**	**320.346.022**
J	**Indebitamento finanziario corrente netto (I)-(E)-(D)**	**318.415.456**	**164.817.982**
K	Debiti bancari non correnti	-	-
L	Obbligazioni emesse	205.724.923	231.405.529
M	Altri debiti non correnti	68.050.760	49.161.208
N	**Indebitamento finanziario non corrente (K)+(L)+(M)**	**273.775.683**	**280.566.737**
O	**Indebitamento finanziario netto (J)+(N)**	**592.191.139**	**445.384.719**

Al 31 dicembre 2006, la Società espone un indebitamento netto complessivo pari a € 592.191.139, rispetto al periodo precedente, la cui posizione debitoria era pari a € 445.384.719.
Il maggior indebitamento generato nel periodo, é sostanzialmente attribuibile alla capitalizzazione delle società controllate e alle acquisizioni avvenute nel corso dell'anno.
Si riducono le passività finanziarie a lungo termine, che sono costituite dal prestito obbligazionario valutato al *fair value* e dei relativi strumenti di copertura, complessivamente pari a € 256.463.253.
Inoltre, fra gli altri debiti non correnti sono inclusi la quota a lungo termine del debito contratto a fronte del *leasing* finanziario per € 15.986.624 e un finanziamento con il Ministero dell'Industria, del Commercio e dell'Artigianato, a valere sul fondo speciale rotativo per l'innovazione tecnologica di cui all'articolo 16 della Legge n. 46 del 17 febbraio 1982, per € 1.325.805.
In particolare, diminuisce, rispetto al 31 dicembre 2005, il valore attuale del prestito obbligazionario.
I debiti finanziari correnti sono costituiti principalmente dal saldo passivo dei conto correnti bancari, nonché dall'esposizione finanziaria derivante dalla gestione della tesoreria accentrata e dai finanziamenti da società del Gruppo, regolati a tassi di mercato, oltre che dalle quote a breve termine del prestito obbligazionario, rappresentate dal debito per gli interessi maturati e non corrisposti, e dalla quota corrente del *leasing* finanziario.
Migliora altresì il saldo dei debiti finanziari a breve termine,così descritti, sostanzialmente nelle posizioni verso le società del Gruppo, relative ai debiti di tesoreria intrasocietaria.
Va peraltro evidenziato che il saldo netto patrimoniale complessivo della gestione della tesoreria accentrata è positivo e pari a € 51.738.393.

Per una più completa analisi della situazione finanziaria netta, si rimanda anche alle note di commento al bilancio consolidato.

Altre informazioni

Possesso ed acquisto di azioni proprie e della controllante
La società possiede 1.350.547 azioni proprie del valore nominale di € 0,1, pari a 0,46% del capitale sociale.
Tali azioni proprie sono da destinarsi al piano di *stock option*, come più dettagliatamente illustrato nelle sezioni successive del presente bilancio.
Infine la Società non possiede e non ha posseduto nell'esercizio, né direttamente né indirettamente, azioni della società controllante.

Codice in materia di dati personali
La Società applica il D. Lgs. 30 giugno 2003, n. 196, Codice in materia di protezione dei dati personali, e dà atto specificamente di avere provveduto a porre in essere le idonee misure preventive di sicurezza, anche in relazione alle conoscenze acquisite in base al progresso tecnico, alla natura dei dati e alle specifiche caratteristiche del trattamento, in modo da ridurre al minimo i rischi di distruzione e perdita, anche accidentale dei dati stessi, di accesso non autorizzato o di trattamento non consentito o non conforme alle finalità della raccolta.
La Società ha redatto il Documento Programmatico della Sicurezza, in conformità all'Allegato B al D. Lgs. 30 giugno 2003, n. 196.

Attività di ricerca e sviluppo
La società ha svolto attività di ricerca e sviluppo esclusivamente legate all'ordinaria attività produttiva e commerciale; di conseguenza i relativi costi sono stati interamente spesati nell'esercizio.

Eventi successivi alla chiusura dell'esercizio

Fusione per incorporazione di Glen Grant S.r.l.
Allo scopo di proseguire il processo di semplificazione e riduzione delle strutture societarie del Gruppo, nonché di perseguire una maggiore razionalità e funzionalità sotto il profilo patrimoniale ed economico, nel corso del 2007 è stata deliberata la fusione per incorporazione di Glen Grant S.r.l., controllata al 100% dalla Società.

Riorganizzazione industriale
Il 10 gennaio 2007, la Società ha comunicato la futura cessazione dell'attività produttiva nello stabilimento di Sulmona, precedentemente decisa, e la conseguente chiusura dell'impianto, destinato in modo significativo alla produzione dei *soft drinks* del Gruppo e di Campari Mixx.
Infatti il *trend* negativo del mercato delle bibite analcoliche gassate e il drastico ridimensionamento del comparto dei *ready to drink*, caratterizzato da un perdurante declino, hanno causato un ridotto utilizzo delle linee di produzione e una situazione produttiva ed economica compromessa.
La Società ha dichiarato la volontà quindi di trasferire le produzioni oggi realizzate a Sulmona, in altri siti produttivi, a partire da una data ancora da definirsi.
Davide Campari-Milano S.p.A. ha altresì assicurato la propria disponibilità a definire un programma di misure alternative e di sostegno, sul fronte occupazionale.
La Società ha quindi iscritto nel bilancio al 31 dicembre 2006 un fondo ristrutturazione industriale, pari a € 4,8 milioni.

Evoluzione prevedibile della gestione

Nel corso del 2006 il Gruppo Campari nel suo complesso ha affrontato con successo sfide indubbiamente importanti, quali l'assoluta stagnazione dei consumi nel mercato domestico (che

rappresenta ancora il 43% delle vendite del Gruppo), l'integrazione di acquisizioni dimensionalmente non grandi ma strategicamente importanti e piuttosto complesse (Glen Grant), nonché progetti organizzativi ambiziosi, che hanno avuto impatti significativi sulle strutture commerciali di cui il Gruppo stesso è dotato.
Considerando le premesse, i risultati conseguiti sono stati globalmente positivi; è peraltro vero che circostanze contingenti non sempre favorevoli e taluni negativi effetti contingenti conseguenti alle opportune scelte intraprese, se da un lato hanno penalizzato il 2006, dall'altro lato costituiscono una opportunità in relazione alle prospettive di crescita per l'anno in corso.
In particolare, in relazione a Glen Grant l'esercizio si caratterizza, in positivo, per il successo conseguito nell'integrazione del *business* e, in negativo, per gli effetti economici derivanti dall'eccessiva presenza di *stock* di prodotto nei canali distributivi al momento del *closing*.
Nel medio termine si ritiene che questo *brand* potrà riservare grandi soddisfazioni al Gruppo.
Per quanto concerne i progetti organizzativi, la complessa ristrutturazione delle reti vendita in Italia, operativa dal 2006, ha scontato una iniziale fase di messa a regime, che ha parzialmente compromesso gli attesi effetti di efficienza ed efficacia: da un lato sono infatti intervenuti costi *una tantum,* superiori alle previsioni, e dall'altro, una delle due divisioni, quella dedicata ai vini, ha subito l'impatto di radicali cambiamenti nel portafoglio prodotti e nella struttura commerciale.
Nel prossimo futuro si ritiene che i *brand* gestiti da questa divisione potranno beneficiare del nuovo assetto di cui essa è stata dotata.
In relazione infine alle condizioni dei mercati specifici in cui il Gruppo opera, per quanto concerne l'Italia e l'intera Europa, il quadro è abbastanza positivo in quanto negli ultimi mesi le previsioni per il 2007, già orientate a una crescita superiore al 2006, sono state ulteriormente riviste verso l'alto.
Per quanto concerne gli Stati Uniti, l'aspettativa positiva sui risultati di Skyy Spirits, LLC si basa sulla forza dei *brand* più che su aspettative di crescita dell'economia o del mercato in sé.
Per quanto concerne infine il Brasile, il Gruppo potrà contare tanto sulla solidità del portafoglio, composto da forti marche locali ed internazionali, quanto sul ciclo favorevole che caratterizza l'economia del paese.

Bilancio d'esercizio

Prospetti contabili

Conto economico (*)

	Note	31 Dicembre 2006	31 Dicembre 2005
Vendite nette	6	**296.368.821**	**243.746.142**
Costo del venduto	6	(225.331.256)	(182.402.621)
Margine lordo		**71.037.565**	**61.343.521**
Pubblicità e promozioni	6	(4.521.882)	(7.863.518)
Costi di vendita e distribuzione	6	(8.431.965)	(4.762.985)
Margine commerciale		**58.083.718**	**48.717.018**
Spese generali e amministrative e altri costi operativi	6	(26.910.998)	(24.555.912)
Altri (oneri) e proventi non ricorrenti	6	1.246.366	1.098.944
Risultato Operativo		**32.419.086**	**25.260.050**
Dividendi	6	112.388.754	28.306.832
Proventi (oneri) finanziari netti	6	(15.020.947)	(10.373.075)
Utile prima delle imposte		**129.786.893**	**43.193.807**
Imposte	7	(10.202.885)	(2.635.197)
Utile netto		**119.584.008**	**40.558.610**

(*) Ai sensi della delibera Consob 15519 del 27 luglio 2006, gli effetti dei rapporti con parti correlate sul conto economico di Davide Campari-Milano S.p.A. sono evidenziati nell'apposito schema di conto economico riportato nella nota 38, *Parti Correlate*.

Stato patrimoniale (*)

	Note	31 Dicembre 2006	31 Dicembre 2005
ATTIVITA'			
Attività non correnti			
Immobilizzazioni materiali nette	8	88.585.845	89.826.711
Attività biologiche		-	-
Investimenti immobiliari	9	4.000.405	3.963.524
Avviamento e marchi	10	320.779.577	171.620.577
Attività immateriali a vita definita	11	1.702.533	1.391.762
Partecipazioni in società controllate	13	660.583.149	597.753.332
Partecipazioni in società collegate e joint venture		-	-
Imposte anticipate	14	6.655.963	5.199.047
Altre attività non correnti	15	3.221.747	3.034.345
Totale attività non correnti		**1.085.529.219**	**872.789.298**
Attività correnti			
Rimanenze	16	59.706.058	44.684.061
Crediti commerciali	17	2.639.493	871.512
Crediti verso parti correlate	18	60.357.226	48.174.080
Crediti finanziari, quota a breve		-	1.982.332
Cassa, banche e titoli	21	8.438.463	101.984.070
Crediti finanziari verso parti correlate	19	54.329.741	51.561.639
Altri crediti	20	22.997.856	13.347.411
Totale attività correnti		**208.468.837**	**262.605.105**
Attività non correnti destinate alla vendita	22	3.378.005	38.005
Totale attività		**1.297.376.061**	**1.135.432.408**
PASSIVITA' E PATRIMONIO NETTO			
Patrimonio netto			
Capitale	23	29.040.000	29.040.000
Riserve	23	502.110.483	418.252.919
Totale patrimonio netto		**531.150.483**	**447.292.919**
Passività non correnti			
Prestiti obbligazionari	25	205.724.923	231.405.529
Altre passività finanziarie non correnti	25	68.050.760	48.944.695
Trattamento di fine rapporto e altri fondi relativi al personale	27	8.601.112	6.813.745
Fondi per rischi e oneri futuri	28	6.498.383	2.905.156
Imposte differite	29	13.774.438	8.010.585
Altre passività non correnti		-	216.513
Totale passività non correnti		**302.649.616**	**298.296.223**
Passività correnti			
Debiti verso banche	30	145.104.258	71.505.219
Altri debiti finanziari	31	7.988.054	8.407.776
Debiti finanziari verso parti correlate	32	228.091.348	240.433.027
Debiti verso fornitori	33	59.969.789	46.837.366
Debiti verso l'erario	34	3.401.362	5.918.405
Debiti verso parti correlate	35	8.486.440	6.711.025
Altre passività correnti	36	10.534.711	10.030.448
Totale passività correnti		**463.575.962**	**389.843.266**
Totale passività e patrimonio netto		**1.297.376.061**	**1.135.432.408**

(*) Si evidenzia che lo Stato Patrimoniale di Davide Campari-Milano S.p.A. é redatto ai sensi della delibera Consob 15519 del 27 luglio 2006, in merito agli effetti dei rapporti con parti correlate, che vengono evidenziati in apposite voci.

Rendiconto finanziario

€	Esercizio 2006	Esercizio 2005
Utile netto	119.584.008	40.558.610
Imposte	10.202.885	2.635.197
Utile prima delle imposte	129.786.893	43.193.807
Ammortamento immobilizzazioni immateriali	805.586	768.568
Ammortamento immobilizzazioni materiali	10.371.151	9.374.275
Accantonamenti:		
- TFR	1.669.849	863.860
- fondi rischi e oneri	6.169.600	70.000
- fondo svalutazione magazzino	128.606	539.600
Costo figurativo per *stock option*	1.894.912	1.009.105
Minusvalenze (plusvalenze) da alienazione immobilizzazioni materiali, nette	(10.701.612)	(951.937)
Svalutazione di immobilizzazioni materiali	1.352.022	-
Dividendi Barbero 1891 S.p.A.	(10.057.500)	-
Oneri (proventi) da strumenti finanziari derivati, netti	(337.152)	322.571
Altre partite non monetarie, nette	131.165	131.165
Flusso monetario generato dalla gestione corrente (A)	**131.213.520**	**55.321.014**
TFR pagato	(2.094.876)	(1.729.707)
Variazione fondi per rischi e oneri	(3.755.534)	(2.908.961)
	(5.850.410)	(4.638.668)
Variazione delle attività e passività operative:		
Variazione crediti commerciali	14.282.896	(3.949.352)
Variazione rimanenze	(5.284.162)	(7.102.284)
Variazione altri crediti verso controllate	(7.060.679)	(108.032)
Variazione crediti e debiti verso l'erario	(7.514.553)	(1.076.011)
Variazione altri crediti	(151.902)	(399.458)
Variazione debiti commerciali	(2.783.681)	12.799.065
Variazione altri debiti verso controllate	(35.327)	629.308
Variazione altri debiti	(1.785.198)	(3.648.168)
	(10.332.606)	(2.854.932)
Flusso monetario generato da attività di esercizio (B)	**(16.183.016)**	**(7.493.600)**
Investimenti in immobilizzazioni immateriali	(1.110.074)	(1.283.959)
Investimenti in immobilizzazioni materiali	(8.684.993)	(4.862.691)
Corrispettivo per cessione di immobilizzazioni materiali	13.922.017	2.245.347
Anticipi per costruzione nuova sede	(13.000.000)	-
Costituzioni e versamenti in conto capitale a società controllate	(285.168.942)	(13.000.000)
Flusso monetario impiegato in attività di investimento (C)	**(294.041.992)**	**(16.901.303)**
Incremento (decremento) debiti bancari a breve termine	73.598.742	23.072.331
Decremento (incremento) crediti finanziari verso controllate	22.164.925	(34.219.907)
Incremento (decremento) debiti finanziari verso controllate	(12.341.679)	56.978.325
Rimborso debiti per leasing finanziari	(2.974.518)	(2.895.725)
Rimborso finanziamenti a medio - lungo termine	(138.940)	-
Altre variazioni di partite finanziarie	118.100	-
Acquisto azioni proprie	-	(1.095.355)
Vendita / utilizzo di azioni proprie	32.949.664	1.585.487
Distribuzione di dividendi	(28.135.601)	(28.104.809)
Flusso monetario generato (impiegato) in attività di finanziamento (D)	**85.240.693**	**15.320.347**
Flusso monetario netto dell'esercizio (A+B+C+D)	**(93.770.795)**	**46.246.458**

Disponibilità liquide e mezzi equivalenti all'inizio dell'esercizio	**101.984.070**	**55.737.612**
Disponibilità liquide da fusione	**14.009**	**-**
Flusso monetario netto del periodo	**(93.770.795)**	**46.246.458**
Disponibilità liquide e mezzi equivalenti alla fine del periodo	**8.227.284**	**101.984.070**

Prospetto delle variazioni di patrimonio netto

	Capitale	Riserva legale	Riserva straordinaria	Riserve detraz. IVA 6% - 4%	Riserva contributi L.696/83	Ris.conf. Partec. D.Lgs. 544/92	Riserva per azioni proprie	Azioni proprie	Riserva per *stock option*	Riserva da *fair value*	Utili a nuovo	Patrimonio netto
Saldo al 31 dicembre 2004	29.040.000	5.808.000	243.221.990	1.043.124	-	3.041.357	29.779.604	-	418.646	-	152.787.902	465.140.623
Applicazione IAS 32 e IAS 39: *Fair value* strumenti finanziari	-	-	-	-		-	-	-	-	-	(2.021.138)	(2.021.138)
Azioni proprie	-	-	-	-		-	(29.779.604)	(29.779.604)	-	-	29.779.604	(29.779.604)
Saldo al 1 gennaio 2005	29.040.000	5.808.000	243.221.990	1.043.124	-	3.041.357	-	(29.779.604)	418.646	-	180.546.368	433.339.881
Distribuzione dividendi	-	-	-	-		-	-	-	-	-	(28.104.809)	(28.104.809)
Acquisto azioni proprie	-	-	-	-		-	-	(1.095.355)	-	-	-	(1.095.355)
Utilizzo azioni proprie	-	-	-	-		-	-	1.585.487	-	-	-	1.585.487
Stock option	-	-	-	-		-	-	-	1.009.105	-	-	1.009.105
Utile esercizio 2005	-	-	-	-		-	-	-	-	-	40.558.610	40.558.610
Saldo al 31 dicembre 2005	29.040.000	5.808.000	243.221.990	1.043.124	-	3.041.357	-	(29.289.472)	1.427.751	-	193.000.169	447.292.919

	Capitale	Riserva legale	Riserva straordinaria	Riserve detraz. IVA 6% - 4% Leggi varie	Riserva contributi L.696/83	Ris.conf. Partec. D.Lgs. 544/92	Riserva per azioni proprie	Azioni proprie	Riserva per *stock option*	Riserva da *fair value*	Utili a nuovo	Patrimonio netto
Saldo al 1 gennaio 2006	29.040.000	5.808.000	243.221.990	1.043.124	-	3.041.357	-	(29.289.472)	1.427.751	-	193.000.169	447.292.919
Distribuzione dividendi	-	-	-	-		-	-	-	-	-	(28.135.601)	(28.135.601)
Acquisto azioni proprie	-	-	-	-		-	-	-	-	-	-	-
Utilizzo azioni proprie	-	-	-	-		-	-	23.867.102	-	-	-	23.867.102
Utili (perdite) su cessioni azioni proprie											9.082.562	9.082.562
...e relativo effetto fiscale											(270.270)	(270.270)
Stock option	-	-	-	-		-	-	-	2.092.567	-	-	2.092.567
Valutazione strumenti di copertura (*cash flow hedge*)	-	-	-	-		-	-	-	-	3.174.112	-	3.174.112
...e relativo effetto fiscale										(1.047.457)		(1.047.457)
Continuità valore avviamento Barbero vs bilancio consolidato											(43.624.302)	(43.624.302)
Ricostituzione riserve				43.163	25.823						(68.986)	-
Altro											(865.157)	(865.157)
Utile esercizio 2006	-	-	-	-		-	-	-	-	-	119.584.008	119.584.008
Saldo al 31 dicembre 2006	29.040.000	5.808.000	243.221.990	1.086.287	25.823	3.041.357	-	(5.422.370)	3.520.318	2.126.655	248.702.423	531.150.483

Prospetto degli utili complessivi iscritti in bilancio

	31 dicembre 2006	31 dicembre 2005
Azioni proprie	8.812.292	-
Cash flow hedge	2.126.655	-
Altri	(865.157)	-
Utile netto dell'esercizio	119.584.008	40.558.610
Utili complessivi iscritti nell'esercizio	**129.657.798**	**40.558.610**

Note di commento

1. Informazioni generali

Davide Campari-Milano S.p.A., società per azioni di diritto italiano, è la società Capogruppo, che detiene direttamente e indirettamente, partecipazioni e che opera, anche tramite le società da essa controllate, nei mercati italiani e internazionali delle bevande alcoliche e analcoliche.
Il Gruppo Campari è uno dei principali *player* mondiali nel settore degli *spirit*, presente in quasi 200 paesi con un portafoglio prodotti articolato su tre segmenti: *spirit*, *wine* e *soft drink*.
Il portafoglio prodotti di proprietà include *brand* di grande notorietà internazionale come Campari, SKYY Vodka, Cynar e Cinzano, Riccadonna, e marchi *leader* in mercati locali, tra cui i principali sono CampariSoda, Campari Mixx, Crodino, Aperol, Aperol Soda, Sella & Mosca, Zedda Piras, Biancosarti, Barbieri, Enrico Serafino, Lemonsoda, Oransoda e Pelmosoda, Ouzo 12 e Mondoro.
La Società ha sede legale in Via Filippo Turati 27, 20121 Milano.
Le azioni della Società sono quotate al Mercato Telematico di Borsa Italiana.
La Società è detenuta al 51% da Alicros S.p.A.
Il presente bilancio e le relative note di commento, sono presentati in Euro, se non diversamente indicato.

Inoltre, Davide Campari-Milano S.p.A. ha predisposto altresì, in qualità di Capogruppo, il bilancio consolidato del Gruppo Campari, al 31 dicembre 2006.

La pubblicazione del bilancio di Davide Campari-Milano S.p.A. per l'esercizio chiuso al 31 dicembre 2006 è autorizzata con delibera degli Amministratori del 20 marzo 2007.
Il Consiglio di Amministrazione mantiene la possibilità di modificarlo, qualora intervenissero eventi successivi rilevanti che ne richiedano il cambiamento, fino alla data dell'assemblea.

2. Criteri di redazione

Il bilancio è stato redatto in base al principio del costo storico, ad eccezione degli strumenti finanziari, inclusi gli strumenti derivati di copertura, dei sottostanti elementi coperti, delle attività destinate alla vendita; per queste categorie, come richiesto dai principi di riferimento, la valutazione è stata effettuata in base al principio del *fair value*.

Conformità agli IFRS

Come precedentemente commentato, il bilancio di esercizio di Davide Campari-Milano S.p.A. (che rappresenta il "bilancio separato") al 31 dicembre 2006 e del periodo posto a confronto è stato redatto in conformità agli *International Financial Reporting Standards,* già applicati nel bilancio consolidato di Gruppo a partire dal 1 gennaio 2005.
Il bilancio d'esercizio al 31 dicembre 2006 è il primo documento della Società redatto in applicazione dei Principi Contabili Internazionali promulgati *dall'International Accounting Standard Board (IASB)* e omologati dell'Unione Europea includendo tra questi anche tutti i principi internazionali oggetto di rivisitazione *(International Accounting Standards - IAS)* e le interpretazioni *dell'International Financial Reporting Interpretation Committee (IFRIC)* e dal precedente *Standing Interpretations Commitee (SIC).*
Al fine di consentire un confronto omogeneo, le informazioni economiche dell'anno 2005 e quelle patrimoniali al 31 dicembre 2005 sono state oggetto di adeguamento agli stessi principi contabili, ove applicabili.

Forma e contenuto
La struttura di bilancio scelta dal Gruppo, e adottata anche nel bilancio d'esercizio della Società, prevede il conto economico classificato per destinazione e lo stato patrimoniale basato sulla divisione tra attività e passività correnti e non correnti.
Si ritiene che questa rappresentazione rifletta al meglio gli elementi che hanno determinato il risultato economico nonché la sua struttura patrimoniale e finanziaria.
Il rendiconto finanziario è elaborato sulla base del metodo indiretto.
Infatti, nel conto economico, nell'ambito del Risultato operativo, è stata specificatamente identificata la gestione ordinaria, separatamente dai proventi e gli oneri che derivano da eventi non ricorrenti, quali le cessioni di immobilizzazioni, i costi di ristrutturazione, e in generale tutti quei proventi e oneri derivanti da operazioni che non si ripetono nella gestione ordinaria dell'attività.
La definizione di "non ricorrenti" è conforme a quella indicata nella Comunicazione Consob del 28 luglio 2006, DEM 6064293.
Si precisa inoltre, che la Società, nel corso dell'esercizio, non ha posto in essere operazioni atipiche o inusuali, nell'accezione prevista dalla medesima Comunicazione Consob.
Si ricorda infine che, in ossequio a quanto disposto dalla Delibera Consob 15519 del 27 luglio 2006, è stata data separata indicazione dei rapporti con parti correlate, così come definite dallo IAS 24, negli schemi di stato patrimoniale e di conto economico, a cui si rimanda.

3. Principi contabili adottati da Davide Campari-Milano S.p.A. a partire dal 1 gennaio 2006

Attività immateriali
Le attività immateriali includono le attività prive di consistenza fisica, identificabili, controllate dall'impresa e in grado di produrre benefici economici futuri, nonché l'avviamento quando acquisito a titolo oneroso.

Le attività immateriali acquistate o prodotte internamente sono iscritte nell'attivo, secondo quanto disposto dallo IAS 38 - *Attività immateriali,* quando è probabile che l'uso dell'attività genererà benefici economici futuri e il costo dell'attività può essere determinato in modo attendibile.
Tali attività sono iscritte al costo d'acquisto o a quello di produzione interna, comprensivo di tutti gli oneri accessori ad essi imputabili.

Attività immateriali a vita definita
Le attività immateriali a vita definita sono ammortizzate in quote costanti in ogni esercizio in relazione alla loro residua vita utile, tenuto conto anche dell'importo delle perdite per riduzione di valore cumulato.

I costi per progetti e studi di sviluppo sono integralmente spesati a conto economico nell'esercizio in cui sono sostenuti.

I costi di pubblicità sono integralmente spesati nell'esercizio in cui vengono sostenuti; qualora tali costi siano comuni a due esercizi vengono ripartiti, in linea con il principio della competenza, sulla base della durata della campagna pubblicitaria.

I costi dei diritti di brevetto industriale, dei diritti di concessione, delle licenze e delle altre immobilizzazioni immateriali sono iscritti all'attivo dello stato patrimoniale solo se in grado di produrre benefici economici futuri per la Società; i suddetti costi sono ammortizzati in funzione della durata del loro sfruttamento, qualora essa sia definita, oppure sulla base della loro durata contrattuale.

Le licenze di *software* rappresentano il costo di acquisto delle licenze e l'eventuale costo esterno di consulenza o interno del personale necessario allo sviluppo; sono spesati nell'esercizio in cui si sostengono i costi interni o esterni relativi all'istruzione del personale all'utilizzo e gli altri eventuali costi accessori; i costi iscritti tra le immobilizzazioni immateriali sono ammortizzati lungo la loro vita utile.
Tali immobilizzazioni sono ammortizzate generalmente in 3 esercizi.

Attività immateriali a vita indefinita
L'avviamento e i marchi derivanti da acquisizioni, qualificabili come attività immateriali a vita indefinita, non sono oggetto di ammortamento; la ricuperabilità del loro valore di iscrizione è verificata almeno annualmente e comunque quando si verificano eventi che fanno presupporre una riduzione del valore adottando i criteri indicati al punto "Perdita di valore delle attività (*impairment*)".

Con riferimento all'avviamento, la verifica è effettuata a livello del più piccolo aggregato cui l'avviamento è riferibile e sulla base del quale la Direzione valuta, direttamente o indirettamente, il ritorno dell'investimento che include l'avviamento stesso.

Le svalutazioni relative all'avviamento non sono oggetto di rettifica di valore.

Immobilizzazioni materiali

Costo
Gli immobili, impianti e macchinari sono iscritti al costo di acquisto o di produzione, al lordo dei contributi in conto capitale eventualmente ricevuti e degli oneri di diretta imputazione.

I costi sostenuti successivamente all'acquisto sono capitalizzati solo se incrementano i benefici economici futuri derivabili dall'utilizzo del bene stesso.
Tutti gli altri costi sono rilevati a conto economico quando sostenuti.

I costi di sostituzione di componenti identificabili di beni complessi sono imputati all'attivo patrimoniale e ammortizzati lungo la loro vita utile; il valore di iscrizione residuo della componente oggetto di sostituzione è imputato a conto economico; gli altri sono spesati a conto economico quando la spesa è sostenuta.

In presenza di obbligazioni attuali per lo smantellamento, la rimozione delle attività e la bonifica dei siti, il valore di iscrizione dell'attività include i costi stimati (attualizzati) da sostenere al momento dell'abbandono delle strutture, rilevati in contropartita ad uno specifico fondo.
Gli effetti delle revisioni di stima di tali costi sono indicati al paragrafo Fondi per rischi e oneri.

Le spese di manutenzione e riparazione ordinarie sono imputate a conto economico nell'esercizio in cui sono sostenute.

Le migliorie su beni di terzi sono classificate nelle immobilizzazioni materiali, coerentemente rispetto alla natura del costo sostenuto.
Il periodo di ammortamento corrisponde al minore tra la vita utile residua dell'immobilizzazione materiale e la durata residua del contratto di locazione.

Le attività possedute mediante contratti di *leasing* finanziario, attraverso i quali sono sostanzialmente trasferiti alla Società tutti i rischi e i benefici legati alla proprietà, sono riconosciute come attività della Società al loro valore corrente o, se inferiore, al valore attuale dei pagamenti minimi dovuti per il *leasing*.
La corrispondente passività verso il locatore è rappresentata in bilancio tra i debiti finanziari.
I beni sono ammortizzati applicando il criterio e le aliquote sotto indicate.

Le locazioni nelle quali il locatore mantiene sostanzialmente tutti i rischi e i benefici legati alla proprietà dei beni sono classificati come *leasing* operativi e i relativi costi rilevati a conto economico lungo la durata del contratto.

Ammortamento
Il periodo di ammortamento decorre dal momento in cui il bene è disponibile all'uso e gli ammortamenti vengono direttamente attribuiti ai cespiti.

L'ammortamento cessa alla più recente tra la data in cui l'attività è classificata come posseduta per la vendita, in conformità all'IFRS 5, e la data in cui l'attività viene eliminata contabilmente.

Gli ammortamenti vengono sistematicamente determinati secondo quote costanti sulla base della vita utile stimata dei singoli cespiti stabilita in conformità ai piani aziendali di utilizzo che considerano anche il degrado fisico e tecnologico, tenuto conto del presumibile valore di realizzo stimato al netto delle spese di rottamazione.

Quando l'attività materiale è costituita da più componenti significative aventi vite utili differenti, l'ammortamento è effettuato per ciascuna componente.

Il valore da ammortizzare è rappresentato dal valore di iscrizione ridotto del presumibile valore netto di cessione al termine della sua vita utile, se significativo e ragionevolmente determinabile.

Non sono oggetto di ammortamento i terreni, anche se acquistati congiuntamente a un fabbricato, nonché le attività materiali destinate alla cessione che sono valutate al minore tra il valore di iscrizione e il loro *fair value* al netto degli oneri di dismissione.

Le aliquote sono le seguenti:

Immobili:	
Fabbricati	3%
Costruzioni leggere	10%
Impianti e macchinari:	
Impianti e macchinari	10%
Serbatoi	10%
Attrezzature industriali e commerciali:	
Attrezzature varie	20%
Attrezzature commerciali	20%
Altri beni:	
Mobilio	12%
Macchine d'ufficio	12%
Macchine elettroniche	20%
Attrezzatura varia e minuta	20%
Automezzi	20%
Autovetture	25%

Contributi in conto capitale
I contributi in conto capitale sono rilevati quando sussiste la ragionevole certezza che tutte le condizioni previste per il loro ottenimento siano rispettate e il contributo sarà erogato.
Tale momento generalmente coincide con l'emissione del decreto di ammissione al beneficio.

I contributi in conto capitale che si riferiscono a immobilizzazioni materiali sono registrati come ricavi differiti e accreditati a conto economico lungo l'arco temporale corrispondente alla vita utile dell'attività di riferimento.

Perdita di valore delle attività (impairment)
La Società verifica, almeno annualmente, se vi siano indicazioni tali da far supporre l'esistenza di una perdita di valore delle attività immateriali e materiali e delle partecipazioni; se esistono tali indicazioni la Società stima il valore recuperabile dell'attività a cui si riferiscono.

Inoltre, le attività immateriali a vita utile indefinita o non ancora disponibili per l'utilizzo sono sottoposte a verifica per riduzione di valore ogni anno o più frequentemente, ogniqualvolta vi sia un'indicazione che l'attività possa aver subito una perdita di valore.

La recuperabilità delle attività è verificata confrontando il valore di iscrizione con il relativo valore recuperabile, rappresentato dal maggiore tra il *fair value*, al netto degli oneri di dismissione, e il valore d'uso.

In assenza di un accordo di vendita vincolante, il *fair value* è stimato sulla base dei valori espressi da un mercato attivo, da transazioni recenti ovvero sulla base delle migliori informazioni disponibili per riflettere l'ammontare che si potrebbe ottenere dalla vendita del bene.

Il valore d'uso è determinato attualizzando i flussi di cassa attesi derivanti dall'uso del bene e, se significativi e ragionevolmente determinabili, quelli derivanti dalla sua cessione al termine della sua vita utile.

I flussi di cassa sono determinati sulla base di assunzioni ragionevoli e documentabili rappresentative della migliore stima delle future condizioni economiche che si verificheranno nella residua vita utile del bene, dando maggiore rilevanza alle indicazioni provenienti dall'esterno.

L'attualizzazione è effettuata a un tasso che tiene conto del rischio implicito nel settore di attività.

Quando non è possibile stimare il valore recuperabile di un singolo bene, la Società stima il valore recuperabile dell'unità generatrice di flussi finanziari cui il bene appartiene.

In particolare, nel valutare la sussistenza di eventuali perdite di valore delle partecipazioni in imprese controllate e collegate, trattandosi di partecipazioni in imprese non quotate e per le quali non è determinabile un valore di mercato attendibile, il valore recuperabile è stato definito come valore attuale dei flussi di cassa stimati, con riferimento ai risultati attesi dalle partecipate e al valore stimato di una ipotetica cessione finale, in linea con il disposto dello IAS 38 (paragrafo 33).

Una perdita di valore è iscritta se il valore recuperabile di una attività è inferiore al valore contabile.
Tale perdita è rilevata a conto economico, a eccezione del caso in cui l'attività sia stata precedentemente rivalutata, iscrivendo una riserva di patrimonio netto.
In tal caso la riduzione di valore è imputata in primo luogo alla riserva di rivalutazione.

Quando, successivamente, una perdita su attività, diverse dall'avviamento, viene meno o si riduce, il valore contabile dell'attività o dell'unità generatrice di flussi finanziari è incrementato sino alla nuova stima del valore recuperabile e non può eccedere il valore che sarebbe stato determinato se non fosse stata rilevata alcuna perdita per riduzione di valore.

Il ripristino di una perdita di valore è iscritto a conto economico, a meno che l'attività non sia stata iscritta precedentemente al proprio valore rivalutato.
In tal caso il ripristino di valore è imputato in primo luogo alla riserva di rivalutazione.

Investimenti immobiliari
Gli immobili ed i fabbricati posseduti al fine di conseguire canoni di locazione (Investimenti immobiliari) sono valutati al costo, al netto di ammortamenti e delle perdite per riduzione di valore cumulate.
L'aliquota di ammortamento dei fabbricati è pari al 3%, mentre i terreni non sono ammortizzati.

Partecipazioni
Le partecipazioni in imprese controllate sono iscritte al costo, rettificato in presenza di perdite di valore.
La differenza positiva emergente all'atto dell'acquisto tra il costo di acquisizione e la quota di patrimonio netto a valori correnti della partecipata di competenza della Società è inclusa nel valore di carico della partecipazione; eventuali svalutazioni di tale differenza positiva non sono ripristinate nei periodi successivi, anche qualora vengano meno i motivi della svalutazione operata.

Qualora l'eventuale quota di pertinenza della Società delle perdite della controllata ecceda il valore contabile della partecipazione, si procede ad azzerare il valore della partecipazione e la quota delle ulteriori perdite è rilevata al passivo come fondo, nella misura in cui la partecipante è impegnata ad adempiere a obbligazioni legali o implicite nei confronti dell'impresa partecipata o comunque a coprirne le perdite.

Le partecipazioni in imprese controllate sono sottoposte ogni anno, o se necessario più frequentemente, a verifica circa eventuali perdite di valore.
Qualora esistano evidenze che tali partecipazioni abbiano subito una perdita di valore, la stessa è rilevata nel conto economico come svalutazione.

Le partecipazioni in altre imprese non detenute per la negoziazione ("*available-for-sale*") sono valutate al *fair value*, se determinabile, con imputazione degli effetti a patrimonio netto, sino al momento della cessione o dell'insorgere di una perdita di valore; in tale momento gli effetti precedentemente rilevati a patrimonio netto sono imputati a conto economico del periodo.

Quando il *fair value* non può essere attendibilmente determinato, le partecipazioni sono valutate al costo rettificato per perdite di valore.

I dividendi ricevuti sono riconosciuti a conto economico nel momento in cui è stabilito il diritto a riceverne il pagamento, solo se derivanti dalla distribuzione di utili successivi all'acquisizione della partecipata.
Qualora, invece, derivino dalla distribuzione di riserve della partecipata antecedenti l'acquisizione, tali dividendi sono iscritti in riduzione del costo della partecipazione stessa.

Strumenti finanziari

Disponibilità liquide
Le disponibilità liquide e i depositi a breve termine comprendono il denaro in cassa e i depositi a vista e a breve termine.
Ai fini del rendiconto finanziario le disponibilità liquide sono rappresentate dalle disponibilità come sopra definite.

Le attività e le passività finanziarie sono contabilizzate secondo quanto stabilito dallo IAS 39 - *Strumenti finanziari: rilevazione e valutazione*.

I crediti e le attività finanziarie da mantenersi sino alla scadenza sono iscritti al costo rappresentato dal *fair value* del corrispettivo iniziale dato in cambio, incrementato dei costi di transazione (ad esempio, commissioni, consulenze, *etc.*).

Il valore di iscrizione iniziale è successivamente rettificato per tener conto dei rimborsi in quota capitale, delle eventuali svalutazioni e dell'ammortamento della differenza tra il valore di rimborso e il valore di iscrizione iniziale; l'ammortamento è effettuato sulla base del tasso di interesse interno effettivo rappresentato dal tasso che rende uguali, al momento della rilevazione iniziale, il valore attuale dei flussi di cassa attesi e il valore di iscrizione iniziale (cosiddetto metodo del costo ammortizzato).

Le attività finanziarie correnti e i titoli detenuti con l'intento di mantenerli in portafoglio sino alla scadenza sono contabilizzati sulla base della data di negoziazione e, al momento della prima iscrizione in bilancio, sono valutati al costo di acquisizione, inclusivo dei costi accessori alla transazione.

Successivamente alla prima rilevazione, gli strumenti finanziari disponibili per la vendita e quelli di negoziazione sono valutati al valore corrente.

Qualora il prezzo di mercato non sia disponibile, il valore corrente degli strumenti finanziari disponibili per la vendita è misurato con le tecniche di valutazione più appropriate, quali, ad esempio, l'analisi dei flussi di cassa attualizzati, effettuata con le informazioni di mercato disponibili alla data di bilancio ovvero, in assenza di informazioni attendibili, sono mantenuti al costo.

Gli utili e le perdite su attività finanziarie disponibili per la vendita sono rilevati direttamente a patrimonio netto fino al momento in cui l'attività finanziaria è venduta o viene svalutata; in quel momento gli utili o le perdite cumulate, incluse quelle precedentemente iscritte a patrimonio netto, sono imputate a conto economico del periodo.

I finanziamenti e i crediti che la Società non detiene a scopo di negoziazione (finanziamenti e crediti originati nel corso dell'attività caratteristica), i titoli detenuti con l'intento di mantenerli in portafoglio sino alla scadenza e tutte le attività finanziarie per le quali non sono disponibili quotazioni in un mercato attivo e il cui *fair value* non può essere determinato in modo attendibile, sono misurate, se hanno una scadenza prefissata, al costo ammortizzato, utilizzando il metodo dell'interesse effettivo.

Quando le attività finanziarie non hanno una scadenza prefissata, sono valutate al costo di acquisizione.

I crediti con scadenza superiore ad un anno, infruttiferi o che maturano interessi inferiori al mercato, sono attualizzati utilizzando i tassi di mercato.

Vengono regolarmente effettuate valutazioni al fine di verificare se esista evidenza oggettiva che un'attività finanziaria o che un gruppo di attività possa aver subito una riduzione di valore.
Se esistono evidenze oggettive, la perdita di valore deve essere rilevata come costo nel conto economico del periodo.

Le passività finanziarie sono esposte al costo ammortizzato utilizzando il metodo dell'interesse effettivo.

Le passività finanziarie coperte da strumenti derivati sono valutate al valore corrente, secondo le modalità stabilite per l'*hedge accounting*, applicabili al *fair value hedge*: gli utili e le perdite derivanti dalle successive valutazioni al valore corrente, dovute a variazioni dei tassi d'interesse, sono rilevate a conto economico e sono compensate dalla porzione efficace della perdita o dell'utile derivante dalle successive valutazioni al valore corrente dello strumento coperto.

Strumenti finanziari derivati
Gli strumenti finanziari derivati sono utilizzati solamente con l'intento di copertura, al fine di ridurre il rischio di cambio e di tasso.

Coerentemente con quanto stabilito dallo IAS 39, gli strumenti finanziari derivati possono essere contabilizzati secondo le modalità stabilite per l'*hedge accounting* solo quando, all'inizio della copertura, esiste la designazione formale e la documentazione della relazione di copertura stessa, si presume che la copertura sia altamente efficace, l'efficacia può essere attendibilmente misurata e la copertura stessa è altamente efficace durante i diversi periodi contabili per i quali è designata.

Tutti gli strumenti finanziari derivati sono misurati al valore corrente, come stabilito dallo IAS 39.

Quando gli strumenti finanziari hanno le caratteristiche per essere contabilizzati in *hedge accounting*, si applicano i seguenti trattamenti contabili.

- *Fair value hedge* - se uno strumento finanziario derivato è designato come copertura dell'esposizione alle variazioni del valore corrente di una attività o di una passività di bilancio attribuibili a un particolare rischio che può determinare effetti sul conto economico, l'utile o la perdita derivante dalle successive valutazioni del valore corrente dello strumento di copertura sono rilevati a conto economico; l'utile o la perdita sulla posta coperta, attribuibile al rischio coperto, modificano il valore di carico di tale posta e vengono rilevati a conto economico.

- *Cash flow hedge* - se uno strumento finanziario è designato come copertura dell'esposizione alla variabilità dei flussi di cassa di un'attività o di una passività iscritta in bilancio o di una operazione prevista altamente probabile e che potrebbe avere effetti sul conto economico, la porzione efficace degli utili o delle perdite sullo strumento finanziario è rilevata nel patrimonio netto.

L'utile o la perdita cumulati sono stornati dal patrimonio netto e contabilizzati a conto economico nello stesso periodo in cui viene rilevata l'operazione oggetto di copertura.

L'utile o la perdita associati ad una copertura o a quella parte della copertura diventata inefficace, sono iscritti a conto economico quando l'inefficacia è rilevata.

Se uno strumento di copertura o una relazione di copertura vengono chiusi, ma l'operazione oggetto di copertura non si è ancora realizzata, gli utili e le perdite cumulati, fino a quel momento iscritti nel patrimonio netto, sono rilevati a conto economico nel momento in cui la relativa operazione si realizza.

Se l'operazione oggetto di copertura non è più ritenuta probabile, gli utili o le perdite non ancora realizzati sospesi a patrimonio netto sono rilevati a conto economico.

Se l'*hedge accounting* non può essere applicato, gli utili o le perdite derivanti dalla valutazione al valore corrente dello strumento finanziario derivato sono iscritti a conto economico.

Azioni proprie
Le azioni proprie sono iscritte a riduzione del patrimonio netto .

Il costo originario delle azioni proprie e gli effetti economici derivanti dalle eventuali vendite successive sono rilevati direttamente a patrimonio netto.

Rimanenze
Le rimanenze di materie prime, semilavorati e prodotti finiti sono valutate al minore tra il costo d'acquisto o di fabbricazione, determinato con il metodo del costo medio ponderato, ed il valore di mercato.

I prodotti in corso di lavorazione sono iscritti al costo di acquisto delle materie prime utilizzate comprensivo del costo di fabbricazione effettivamente sostenuto alla fase di lavorazione raggiunta.

Le rimanenze di materie prime e semilavorati non più utilizzabili nel ciclo produttivo e le rimanenze di prodotti finiti non vendibili sono integralmente svalutate.

I pezzi di ricambio e le attrezzature per la manutenzione, di valore non rilevante e non utilizzabili in connessione a un solo elemento dell'attivo, sono iscritti come rimanenze e rilevate a conto economico al momento dell'utilizzo.

Attività non correnti destinate alla vendita
Le attività non correnti destinate alla vendita includono le attività immobilizzate (o gruppi di attività in dismissione) il cui valore contabile sarà recuperato principalmente attraverso la vendita, piuttosto che attraverso l'utilizzo continuativo e la cui vendita è altamente probabile nel breve termine.

Le attività non correnti destinate alla vendita sono valutate al minore tra il valore netto contabile e il valore corrente, al netto dei costi di vendita.

Benefici ai dipendenti

Piani successivi al rapporto di lavoro
Il trattamento di fine rapporto è considerato un piano a benefici definiti successivo al rapporto di lavoro.

L'obbligazione della Società e il costo annuo rilevato a conto economico sono determinati da attuari indipendenti, utilizzando il metodo della proiezione unitaria del credito (*projected unit credit method*).

Il valore netto cumulato degli utili e delle perdite attuariali è iscritto a conto economico.

I costi relativi all'incremento del valore attuale dell'obbligazione, derivanti dall'avvicinarsi del momento del pagamento dei benefici, sono inclusi tra gli oneri finanziari.

La passività relativa ai benefici da riconoscere al termine del rapporto di lavoro iscritta nello stato patrimoniale rappresenta il valore attuale dell'obbligazione a benefici definiti, rettificato da utili e perdite attuariali e da costi relativi a prestazioni di lavoro pregresse non rilevati precedentemente.

Piani retributivi sotto forma di partecipazione al capitale
La Società riconosce benefici addizionali sia a soggetti legati da un rapporto di lavoro dipendente, sia ad amministratori, sia a soggetti che rendono abitualmente prestazioni d'opera a favore della Società, attraverso piani di partecipazione al capitale (*stock option*).
La Società ha applicato i principi previsti dal IFRS 2, *Pagamenti basati su azioni.*
In accordo al IFRS 1 - *Prima adozione degli International Financial Reporting Standards*, il principio è stato applicato a tutte le assegnazioni di *stock option* successive al novembre 2002, non ancora maturate al 1 gennaio 2005.
Secondo quanto stabilito dall'IFRS 2 - *Pagamenti basati su azioni*, i pagamenti basati su azioni sono valutati al *fair value* alla data d'assegnazione.
Variazioni nel valore corrente successive alla data di assegnazione non hanno effetto sulla valutazione iniziale.
Tale valore viene imputato a conto economico in modo lineare lungo il periodo di maturazione dei diritti.

Il *fair value* delle *stock option* è rappresentato dal valore dell'opzione determinato applicando il modello *Black-Scholes*, che tiene conto delle condizioni di esercizio del diritto, del valore corrente dell'azione, della volatilità attesa e del tasso privo di rischio.

Il *fair value* delle *stock option* è rilevato con contropartita alla voce Riserva per *stock option*.

Per quanto riguarda i piani assegnati a dipendenti di altre società del Gruppo e la relativa rappresentazione contabile, la Società, applica, il *mirror approach*, che vede attraverso l'assegnazione di *stock option* il riconoscimento alle società controllate di una *capital contribution* finalizzata all'incentivazione dei dipendenti.

Fondi rischi e oneri
Gli accantonamenti ai fondi per rischi ed oneri sono rilevati quando:

- è probabile l'esistenza di un'obbligazione attuale, legale o implicita, derivante da un evento passato;
- è probabile che l'adempimento dell'obbligazione sia oneroso;
- l'ammontare dell'obbligazione può essere stimato attendibilmente.

Gli accantonamenti sono iscritti al valore rappresentativo della migliore stima dell'ammontare che l'impresa razionalmente pagherebbe per estinguere l'obbligazione ovvero per trasferirla a terzi alla data di chiusura del periodo.

Quando l'effetto finanziario del tempo è significativo e le date di pagamento delle obbligazioni sono attendibilmente stimabili, l'accantonamento è oggetto di attualizzazione; l'incremento del fondo connesso al trascorrere del tempo è imputato a conto economico alla voce Proventi (oneri) finanziari.

Quando la passività è relativa ad attività materiali e ragionevolmente prevedibile o sussista un'obbligazione al ripristino del sito, il fondo è rilevato in contropartita all'attività a cui si riferisce.

I fondi sono periodicamente aggiornati per riflettere le variazioni delle stime dei costi, dei tempi di realizzazione e del tasso di attualizzazione; le revisioni di stima dei fondi sono imputate nella medesima voce di conto economico che ha precedentemente accolto l'accantonamento ovvero, quando la passività è relativa ad attività materiali (ad esempio, smantellamento e ripristini), in contropartita all'attività a cui si riferisce.

Fondo ristrutturazione
La Società iscrive fondi ristrutturazione solo nel caso in cui esista un'obbligazione implicita di ristrutturazione e esista un dettagliato programma formale per la ristrutturazione che abbia fatto sorgere nei confronti dei terzi interessati la valida aspettativa che l'impresa realizzerà la ristrutturazione, o perché ne ha già iniziato la realizzazione o perché ne ha già comunicato gli aspetti principali ai terzi interessati.

Iscrizione dei ricavi, dei proventi e degli oneri a conto economico
I ricavi sono rilevati nella misura in cui è probabile che affluiranno alla Società i benefici economici e il loro ammontare possa essere determinato in modo attendibile.

I ricavi sono rappresentati al netto di sconti, anche differiti, abbuoni, accise, resi e contributi promozionali.

In particolare:

- i ricavi derivanti dalla vendita di beni sono rilevati quando i rischi e i benefici connessi alla proprietà dei beni sono trasferiti all'acquirente e l'ammontare dei ricavi può essere attendibilmente determinato;

- i ricavi delle prestazioni di servizi sono rilevati quando i servizi sono resi; gli stanziamenti di ricavi relativi a servizi parzialmente resi sono rilevati con riferimento allo stadio di completamento dell'operazione alla data di bilancio, quando l'ammontare dei ricavi può essere attendibilmente stimato;
- i proventi e gli oneri di natura finanziaria sono riconosciuti in base alla competenza temporale;
- i contributi in conto capitale sono accreditati a conto economico in proporzione alla vita utile delle attività a cui si riferiscono;
- i dividendi pagabili sono rilevati come movimento di patrimonio netto alla data di assunzione della delibera da parte dell'assemblea; i dividendi ricevuti dalle società partecipate sono imputati al conto economico nel momento in cui è stabilito il diritto di riceverne il pagamento.

I costi sono riconosciuti a conto economico quando relativi a beni e servizi venduti o consumati nell'esercizio o per ripartizione sistematica ovvero quando non si possa identificare l'utilità futura degli stessi.

I costi del personale e dei servizi includono, coerentemente alla natura sostanziale di retribuzione che assumono, le *stock option* assegnate sia a soggetti legati da un rapporto di lavoro dipendente, sia ad amministratori, sia a soggetti che rendono abitualmente prestazioni d'opera a favore della Società a partire dal 2004; il costo è determinato con riferimento al *fair value* del diritto assegnato; la quota di competenza dell'esercizio è determinata *pro-rata temporis* lungo il periodo a cui è riferita l'incentivazione (cosiddetto *vesting period*).

I costi volti allo studio di prodotti o processi alternativi o, comunque, sostenuti per attività di ricerca o sviluppo tecnologico sono considerati costi correnti e imputati a conto economico nell'esercizio di sostenimento.

Imposte
Le imposte sul reddito correnti, applicando le aliquote e la normativa fiscale vigenti o sostanzialmente approvate alla data di chiusura del periodo, sono calcolate sulla base della stima del reddito imponibile e il debito relativo è rilevato alla voce Debiti verso l'erario.

Le altre imposte non correlate al reddito, come le tasse sugli immobili e sul capitale, sono incluse tra gli oneri operativi.

Le imposte differite ed anticipate sono calcolate sulle differenze temporanee tra i valori delle attività e delle passività iscritte in bilancio e i corrispondenti valori riconosciuti ai fini fiscali.

Le attività per imposte anticipate sono iscritte quando il loro recupero è probabile.

Le attività e le passività fiscali differite sono determinate in base alle aliquote fiscali che si prevede saranno applicabili negli esercizi nei quali le differenze temporanee saranno realizzate o estinte.

Le attività e le passività fiscali correnti e differite sono compensate quando vi è un diritto legale di compensazione ed i tempi di riversamento sono omogenei.

Le attività per imposte anticipate e le passività per imposte differite sono classificate tra le attività e le passività non correnti.

Il saldo della eventuale compensazione, se attivo, è iscritto alla voce Imposte anticipate; se passivo, alla voce Imposte differite.

Quando i risultati delle operazioni sono rilevati direttamente a patrimonio netto, le imposte correnti, le attività per imposte anticipate e le passività per imposte differite sono anch'esse imputate a patrimonio netto.

A seguito della riforma tributaria introdotta con il D. Lgs. 12 dicembre 2003 n. 344, la Società ha esercitato, congiuntamente con le altre società italiane del Gruppo, l'opzione per il regime del consolidato fiscale nazionale, disciplinato dagli articoli 117 e ss. T.U.I.R., per gli esercizi 2004, 2005 e 2006, predisponendo apposito regolamento di partecipazione per le società del Gruppo.
L'esercizio di tale opzione è coerentemente riflesso nelle scritture contabili.

Operazioni in valuta estera (non oggetto di copertura con strumenti finanziari derivati)
I ricavi e i costi relativi ad operazioni in valuta estera sono iscritti al cambio corrente del giorno in cui l'operazione è compiuta.

Le attività e passività monetarie in valuta estera sono convertite in Euro applicando il cambio corrente alla data di chiusura dell'esercizio con imputazione dell'effetto a conto economico.

Uso di stime
La redazione del bilancio e delle relative note in applicazione degli IFRS richiede da parte della Direzione l'effettuazione di stime e di assunzioni che hanno effetto sui valori delle attività e delle passività di bilancio e sull'informativa relativa ad attività e passività potenziali alla data del bilancio.
I risultati che si consuntiveranno potrebbero differire da tali stime.

Le stime sono utilizzate per rilevare gli accantonamenti per rischi su crediti, per obsolescenza di magazzino, ammortamenti, svalutazioni di attivo, benefici ai dipendenti, imposte, fondi di ristrutturazione e altri accantonamenti a fondi.

Le stime e le assunzioni sono riviste periodicamente e gli effetti di ogni variazione sono riflessi a conto economico, nel periodo in cui avviene la revisione di stima, se la revisione stessa ha effetti su tale periodo, oppure nei periodi successivi, se la revisione ha effetti sia sull'esercizio corrente che su quelli successivi.

L'avviamento è sottoposto a *impairment test*, su base annuale, per verificare eventuali perdite di valore.
I calcoli sono basati sui flussi finanziari attesi dalle unità generatrici di cassa a cui l'avviamento stesso è attribuito, desumibili da *budget* e piani pluriennali.

4. Nuovi principi contabili

Nel corso del 2005 lo IASB ha emesso il nuovo principio contabile internazionale, *IFRS 7 - Strumenti finanziari, informazioni integrative* e un emendamento allo *IAS 1 - Informativa sul capitale.*
L'IFRS 7 richiede informazioni aggiuntive riguardanti la rilevanza degli strumenti finanziari in merito alla *performance* e alla posizione finanziaria di un'impresa.
Tali informazioni includono alcuni requisiti precedentemente enunciati nello IAS 32 - *Strumenti finanziari: esposizione in bilancio e informazioni integrative.*
Il nuovo principio contabile richiede altresì informazioni relative al livello di esposizione di rischio derivante dagli strumenti finanziari, ed una descrizione degli obiettivi, delle politiche e procedure poste in atto dal *management* al fine di gestire tali rischi.
L'emendamento allo IAS 1 introduce requisiti relativi alle informazioni da fornire circa il capitale di un'impresa.
Infine, nel novembre 2006, lo IASB ha emesso il principio contabile IFRS 8 - *Segmenti Operativi*, che sarà applicabile dal 1 gennaio 2009, in sostituzione dello IAS 14 - *Informativa di settore*, che richiede alla Società di basare informazioni riportate nell'informativa di settore sugli elementi che il *management* utilizza per prendere le proprie decisioni operative, quindi di identificare i segmenti operativi sulla base della reportistica interna che è regolarmente rivista dal

management al fine dell'allocazione delle risorse ai diversi segmenti e al fine delle analisi di *performance*.
Poiché il corpo di tali modifiche, ha efficacia dal 1 gennaio 2007, la Società non ne ha adottato l'applicazione anticipatamente.
Infine, nel novembre 2006, l'IFRIC ha emesso i seguenti documenti interpretativi:
- IFRIC 11 – IFRS 2 – *Group and Treasury Shares Transaction*: tale interpretazione stabilisce che i piani di pagamento basati su azioni, in cui la Società riceve servizi in cambio delle proprie azioni, devono essere contabilizzati come strumenti di capitale; l'interpretazione è applicabile dal 1 gennaio 2008.; la Società non ne ha adottato l'applicazione anticipata;
- IFRIC 8 - *Ambito di applicazione dell'IFRS2*, applicabile dal 1 gennaio 2007;
- IFRIC 9 - *Valutazione successiva dei derivati impliciti*, applicabile dal 1 gennaio 2007;
- IFRC 12 - *Contratti di servizi in concessione*, applicabile dal 1 gennaio 2008.

La Società non ha optato per l'applicazione anticipata.

5. Informativa di settore

Si precisa che l'informativa di settore viene presentata nelle note del bilancio consolidato, ai fini di una rappresentazione più esaustiva e significativa.

6. Composizione del risultato operativo

Il risultato operativo dell'esercizio si è così alimentato:

	31 dicembre 2006	31 dicembre 2005
Ricavi per vendita di beni		
Vendita di beni	296.368.821	243.746.142
	296.368.821	**243.746.142**
Altri proventi operativi		
Servizi intersocietari resi	4.364.017	4.933.960
Proventi immobiliari	18.787	25.297
Proventi da servizi informativi	1.124.754	896.676
Rimborsi e indennizzi assicurativi	935.837	66.506
Rimborsi per differenze inventariali e rotture	119.270	-
Contributi in conto capitale	146.437	105.371
Royalty	294.717	327.185
Vendite diverse e materiale di recupero	109.376	349.638
Plusvalenze su immobili	822.876	822.876
Altri ricavi e proventi	2.758.062	2.284.079
	10.694.133	**9.811.588**
Costi operativi		
Costo del venduto	226.784.734	182.850.608
Costi pubblicitari e promozionali	4.521.882	7.863.518
Costi di vendita e *marketing*	2.201.633	892.749
Costi di distribuzione	6.265.212	3.870.740
Costi generali	36.758.035	32.457.866
Altri oneri (proventi) operativi	(641.262)	1.461.143
Oneri (proventi) non ricorrenti	(1.246.366)	(1.098.944)
	274.643.868	**228.297.680**
Risultato operativo	**32.419.086**	**25.260.050**

Altri ricavi e proventi

Negli Altri ricavi e proventi si evidenziano proventi da società del Gruppo derivanti da riaddebiti di oneri immobiliari per € 1.091.090, riaddebiti a fornitori terzi per beni difettosi e non conformi per € 736.087, rimborsi per prelievi agricoli per € 501.340, riaddebiti di varia natura a società del Gruppo per € 316.795 nonché ricavi di natura diversa per € 112.749.
I ricavi per servizi intrasocietari sono conseguiti a fronte della prestazione di servizi generali, amministrativi, finanziari e di *marketing*, svolta da parte della Società nei confronti delle controllate italiane del Gruppo.

Costo del venduto

La voce è costituita principalmente da acquisti di materie prime, abbigliaggi, merci e i costi accessori direttamente imputabili a tali costi.

Costi generali

La voce comprende costi per manutenzioni per € 1.000.931, per consulenze per € 2.475.223, per utenze per € 1.441.403, costi relativi a servizi informativi per € 1.191.625, compensi ad amministratori e sindaci e altri costi correlati alle cariche per € 2.839.660, locazione immobili per € 3.516.872, costi per godimento beni di terzi, quali autovetture e altri beni per € 1.659.800, per ammortamenti per € 1.668.964, costi per il personale, inclusi altri specificatamente connessi a tale voce, per € 16.534.245 nonché costi legati all'attività amministrativa per € 4.429.312.

Oneri (proventi) non ricorrenti

Ai sensi della Comunicazione Consob del 28 luglio 2006 si segnala che il risultato operativo è influenzato dai seguenti proventi ed oneri "non ricorrenti":

	31 dicembre 2006	31 dicembre 2005
Proventi non ricorrenti:		
Plusvalenze su dismissione immobilizzazioni	12.147.390	-
Plusvalenze su alienazione immobilizzazioni	71.347	157.271
Transazione attiva straordinaria	-	949.702
Totale altri proventi non ricorrenti	12.218.737	1.106.973
Oneri non ricorrenti:		
Svalutazione immobilizzazioni	1.594.666	-
Minusvalenze da dismissione immobilizzazioni	1.692.480	-
Minusvalenze da alienazione immobilizzazioni	603.167	8.029
Costi di demolizione immobilizzazioni	1.312.458	-
Oneri ristrutturazione personale	5.769.600	-
Totale altri oneri non ricorrenti	10.972.371	8.029
Altri oneri (proventi) non ricorrenti	**1.246.366**	**1.098.944**

Gli oneri e proventi non ricorrenti includono l'effetto economico di operazioni nell'ambito dell'assetto industriale ed immobiliare, più dettagliatamente descritte nella nota relativa alle immobilizzazioni materiali nette.
In particolare vengono di seguito descritti i principali eventi iscritti nelle partite non ricorrenti.

Le operazioni di smantellamento e demolizione dell'area di Sesto San Giovanni, già descritte nella parte introduttiva della relazione sulla gestione, hanno generato minusvalenze per € 1.671.516, in aggiunta agli oneri di demolizione, pari a € 1.011.944.
Nel contempo, la cessione della parte dell'area di Sesto San Giovanni che verrà destinata a edilizia convenzionata, ha determinato la realizzazione di plusvalenze nette per € 11.590.974.

Inoltre, nel corso del 2006 si sono concretizzate trattative di vendita dell'area produttiva di Termoli, in conseguenza alle quali l'immobile è stato classificato nelle Attività non correnti destinate alla vendita, e valutato al presunto valore di realizzo, generando una svalutazione pari a € 927.273.
Infine, è stato altresì totalmente svalutato un fabbricato strumentale, nell'ambito del quale tuttavia non è svolta alcuna attività produttiva, sito in prossimità dello stabilimento di Crodo, per un importo complessivo di € 667.392.
Tale fabbricato sarà oggetto di demolizione nel corso del 2007.
A fronte dei costi previsti di demolizione, é stato iscritto un fondo rischi e oneri futuri, per € 300.000.

Gli oneri e proventi non ordinari includono altresì l'accantonamento al fondo ristrutturazione industriale per € 5.369.600, iscritto principalmente a fronte della prevista cessazione dell'attività produttiva dello stabilimento di Sulmona, e della conseguente futura chiusura dell'impianto stesso, nonché lo stanziamento di fondi che tengono conto di oneri futuri relativi a transazioni con personale dipendente.

Oneri diversi di gestione per natura

Gli oneri diversi di gestione ripartiti secondo natura tra le varie voci dei costi operativi sono i seguenti:

	31 dicembre 2006	31 dicembre 2005
Imposte e tasse, sanzioni	746.127	518.926
Contributo Conai su acquisti	782.933	596.534
Spese di rappresentanza	195.572	137.982
Quote associative	203.266	127.643
Giornali, riviste e pubblicazioni	73.206	94.239
Oneri di utilità sociale	441	14.050
Oneri consortili	375.888	280.051
Minusvalenze alienazione altre immobilizzazioni materiali	20.969	7.156
Spese gestione immobili affittati	16.868	25.385
Omaggio prodotti	111.132	126.401
Oneri diversi	126.222	1.740.664
Minusvalenze da rottamazioni	1.692.480	-
	4.345.104	**3.669.031**

di cui:

	31 dicembre 2006	31 dicembre 2005
Inclusi nel costo del venduto	1.165.182	1.023.091
Inclusi nel costo di pubblicità e promozioni	14.334	-
Inclusi nel costo di vendita e distribuzione	61.010	17.789
Inclusi nei costi generali ed amministrativi	1.391.129	2.620.915
Inclusi nei costi operativi non ricorrenti	1.713.449	7.236
	4.345.104	**3.669.031**

Altri costi

I costi per canoni per *leasing* operativo sono così suddivisi:

	31 dicembre 2006	31 dicembre 2005
Hardware	887.344	782.921
Auto	769.903	663.460
Mezzi di sollevamento	337.587	272.810
Apparecchiature impiantistiche	328.724	179.644
Indumenti da lavoro	135.030	150.305
Fotocopiatrici	97.934	91.229
	2.556.522	**2.140.369**

Ammortamenti

Gli ammortamenti registrati a conto economico, suddivisi per destinazione, sono stati i seguenti; si specifica che non vi sono state perdite per *impairment* nei due esercizi presentati.

	31 dicembre 2006	31 dicembre 2005
Ammortamenti e eventuali riduzioni di valore:		
- Ammortamenti di immobilizzazioni materiali	10.371.152	9.374.275
- Ammortamenti di immobilizzazioni immateriali	805.586	768.568
- *Impairment* di immobilizzazioni	-	-
	11.176.738	**10.142.843**
di cui:		
Inclusi nel costo del venduto:		
- Ammortamenti di immobilizzazioni materiali	9.178.537	8.670.275
- Ammortamenti di immobilizzazioni immateriali	58.671	163.870
- *Impairment* di immobilizzazioni	-	-
Inclusi nei costi di pubblicità e promozioni:		
- Ammortamenti di immobilizzazioni materiali	24.800	30.455
- Ammortamenti di immobilizzazioni immateriali	4.120	4.120
- *Impairment* di immobilizzazioni	-	-
Inclusi nei costi di vendita e distribuzione:		
- Ammortamenti di immobilizzazioni materiali	237.798	87.966
- Ammortamenti di immobilizzazioni immateriali	3.333	833
- *Impairment* di immobilizzazioni	-	-
Inclusi nei costi generali e amministrativi:		
- Ammortamenti di immobilizzazioni materiali	930.017	585.579
- Ammortamenti di immobilizzazioni immateriali	739.462	599.745
	11.176.738	**10.142.843**

Proventi (oneri) finanziari netti

Le tabelle sotto riportate evidenziano le movimentazioni, intercorse nei due esercizi posti a confronto, delle voci relative ad Altri proventi finanziari e Interessi e oneri finanziari.

	31 dicembre 2006	31 dicembre 2005
Altri proventi finanziari		
Da titoli iscritti nell'attivo circolante		
Interessi attivi su titoli obbligazionari	-	17.283.942
Interessi attivi su titoli diversi	7.334	-
Utili da alienazione titoli diversi	100.000	3.415.969
Dividendi da titoli iscritti nell'attivo circolante	600.000	17.935.702
	707.334	**38.635.613**
Proventi diversi dai precedenti		
Da imprese controllate		
Interessi su tesoreria accentrata	1.660.964	767.526
Interessi su finanziamenti	2.383	-
Utili su cambi verso controllate	-	997
	1.663.347	**768.523**
Da Altri		
Interessi su depositi a termine	193.824	424.978
Interessi su pronti contro termine	52.353.333	14.500.000
Proventi finanziari su titoli azionari	401.017	19.196.193
Altri proventi finanziari	2.612	7.511
Interessi attivi diversi	114.782	100.825
Interessi bancari e postali	99.515	118.149
Interessi attivi su strumenti finanziari derivati	-	297.537
Interessi attivi su strumenti finanziari derivati da prestito obbligazionario	10.600.542	11.355.448
Utile *fair value* su strumento derivato	356.435	-
Plusvalenze alienazione partecipazioni	8.293	-
Dividendi da altre imprese	8.940	7.440
Plusvalenze alienazione partecipazioni in altre imprese	363	7.038
	64.139.656	**46.015.119**
Totale	**66.510.337**	**85.419.255**

	31 dicembre 2006	31 dicembre 2005
Interessi e altri oneri finanziari		
Verso controllate		
Interessi su tesoreria accentrata	127.312	570.746
Interessi su finanziamenti	7.084.924	4.730.136
Perdite su cambi verso imprese controllate	-	1.092
	7.212.236	**5.301.974**
Verso Altri		
Interessi passivi su obbligazioni	10.599.882	11.355.448
Interessi passivi su strumenti finanziari derivati da prestito obbligazionario	9.262.758	7.185.771
Interessi passivi bancari	123.249	21.744
Interessi passivi su finanziamenti	6.822.331	2.688.189
Interessi passivi su *leasing*	721.666	650.071
Interessi passivi diversi	-	21.962
Interessi moratori	550	1.554
Oneri finanziari su titoli azionari	1.046.600	33.983.728
Perdite da cessione di attività finanziaria	45.136.997	33.713.096
Oneri su prestito obbligazionario	131.166	131.166
Oneri finanziari su TFR	307.137	261.120
Perdita *fair value* su strumento derivato	-	322.946
Altri oneri finanziari	238.709	156.800
	74.391.045	**90.493.595**
Totale	**81.603.281**	**95.795.569**

Utili e perdite su cambi		
Utili su cambi realizzati	204.994	201.480
Perdite su cambi realizzati	(132.997)	(198.241)
Totale	**71.997**	**3.239**
Proventi e oneri finanziari netti	**(15.020.947)**	**(10.373.075)**

Il maggior indebitamento netto, descritto nella nota relativa alla situazione finanziaria, ha determinato maggiori oneri finanziari.
Inoltre, una diversa composizione degli investimenti di liquidità, nonché le minori disponibilità liquide rispetto all'anno precedente, hanno influenzato il risultato complessivo della gestione finanziaria.

Un commento più esaustivo in merito alla gestione finanziaria e all'evoluzione della stessa è fornito nelle relative sezioni della relazione sulla gestione.

Costi del personale

La voce risulta così composta:

	31 dicembre 2006	31 dicembre 2005
Salari e stipendi	21.801.279	18.818.849
Oneri sociali	6.924.939	6.320.062
Altri costi	1.580.397	922.538
Costi per benefici successivi al rapporto di lavoro	1.362.712	602.740
Costo per pagamento basato su azioni	1.894.912	1.009.105
	33.564.239	**27.673.294**

di cui:

	31 dicembre 2006	31 dicembre 2005
Inclusi nel costo del venduto	15.386.558	14.187.141
Inclusi nel costo di vendita e distribuzione	3.063.324	2.185.804
Inclusi nei costi generali ed amministrativi	15.114.357	11.300.349
	33.564.239	**27.673.294**

Nella voce Altri costi si evidenziano costi per lavoro interinale per € 642.071 e oneri per incentivazione all'esodo del personale per € 538.163.

Costi di ricerca e sviluppo

L'attività di ricerca e sviluppo della Società riguarda esclusivamente l'ordinaria attività produttiva e commerciale; in particolare, si concentra sull'ordinario controllo di qualità dei prodotti e su studi di *packaging* il cui ammontare è pari ad € 447.628 e sono inclusi nelle spese di pubblicità e promozioni.

Tali costi non vengono capitalizzati, ma interamente spesati a conto economico nell'esercizio in cui vengono sostenuti.

7. Imposte correnti e differite

Il dettaglio delle imposte correnti e differite incluse nel conto economico della Società è il seguente:

	31 dicembre 2006	31 dicembre 2005
Imposte sul reddito correnti		
- imposte dell'esercizio	6.707.697	(1.378.062)
Imposte sul reddito differite		
- differite	5.037.857	2.782.228
- anticipate	(1.542.669)	1.231.032
Imposte sul reddito riportate a conto economico	**10.202.885**	**2.635.198**

Gli importi delle imposte correnti o differite accreditate e addebitate direttamente a patrimonio netto nel corso del periodo riguardano principalmente la valutazione a *fair value* delle coperture sul prestito obbligazionario e le imposte sul risultato delle cessioni di azioni proprie.

	31 dicembre 2006	31 dicembre 2005
Imposte correnti relative a voci addebitate o accreditate al patrimonio netto	(1.500.035)	-
Imposte differite relative a voci addebitate o accreditate al patrimonio netto		
- Imposte differite attive	(1.102.058)	-
- Imposte differite passive	419.209	-

Di seguito viene fornita la riconciliazione dell'onere fiscale teorico con quello effettivo della Società. Si precisa che l'aliquota teorica considerata è quella attualmente in vigore, in base alle disposizioni di legge tenendo conto delle due aliquote, Ires e Irap che hanno tuttavia base imponibile diversa. Le differenze di base imponibile sono incluse nella voce "differenze permanenti".

	31 dicembre 2006	31 dicembre 2005
Risultato ante imposte	**129.786.893**	**43.193.807**
aliquota fiscale vigente	37,25%	37,25%
Imposte teoriche	48.345.618	16.089.693
Differenze permanenti	(34.628.845)	(14.483.786)
Altre differenze	(3.513.888)	1.029.290
	(38.142.733)	(13.454.496)
Onere fiscale effettivo	**10.202.885**	**2.635.197**
aliquota effettiva	7,86%	6,10%

Il dettaglio delle imposte anticipate e differite iscritte a conto economico e nello stato patrimoniale di fine periodo, divise per natura, è il seguente:

	Stato Patrimoniale		Conto Economico	
	31 dicembre 2006	31 dicembre 2005	31 dicembre 2006	31 dicembre 2005
Imposte anticipate				
Spese a deducibilità differita	1.556.229	819.828	600.069	(252.695)
Fondi tassati	2.673.466	1.400.661	721.195	(776.816)
Perdite pregresse	-	-	-	-
Valutazioni a *fair value*	-	-	-	-
Altre	2.426.268	2.978.558	221.405	(201.521)
	6.655.963	**5.199.047**	**1.542.669**	**(1.231.032)**
Imposte differite				
Ammortamenti anticipati	5.943.256	5.321.684	329.663	1.422.050
Plusvalenze soggette a tassazione differita	3.540.208	75.682	3.390.025	-
Goodwill e marchi deducibili localmente	1.017.443	274.471	322.046	111.584
Riserve soggette a tassazione in caso di distribuzione	-	-	-	-
Leasing	2.260.627	-	820.558	622.705
Altri	1.432.112	2.338.748	175.565	625.889
	14.193.646	**8.010.585**	**5.037.857**	**2.782.228**

8. Immobilizzazioni materiali nette

Nel corso del 2006, concluso il piano di ristrutturazione industriale che aveva comportato tra le altre, la chiusura dell'impianto produttivo storico sito a Sesto San Giovanni, è stato avviato l'articolato programma integrato di intervento che ha per oggetto la trasformazione urbanistica dell'area stessa, e che prevede la realizzazione di un complesso residenziale, convenzionata e terziaria, dove sarà trasferita, a lavori ultimati, la sede della Società.
L'attuazione di questo programma ha comportato la demolizione di parte degli immobili che insistevano su tale area, nonché la cessione della parte dell'area stessa non destinata alla futura sede della Società.
La demolizione dei fabbricati e degli impianti direttamente afferenti ha comportato dismissioni di immobilizzazioni materiali nette per € 1.671.516, e l'iscrizione nel conto economico delle relative minusvalenze per pari importo.
I relativi oneri di demolizione, pari a € 1.011.944, in quanto non originariamente previsti, sono stati direttamente imputati a conto economico.
La demolizione dei fabbricati e degli impianti direttamente afferenti, ha altresì reso necessarie opere di ripristino e bonifica, capitalizzate al 31 dicembre 2006 sulla voce dei terreni, per l'importo complessivo di € 365.055.
Infine, la cessione delle aree, precedentemente menzionata, ha comportato la riduzione di attività per € 1.409.024, e la realizzazione di plusvalenze per € 12.175.739 e di minusvalenze per € 584.765.
Nel contempo è stato stipulato il contratto d'appalto relativo alla progettazione e realizzazione delle opere edili e impiantistiche, finalizzato alla costruzione della futura sede della Società.
Da tale contratto derivano gli impegni, meglio descritti nell'apposita nota di commento, mentre sono iscritti tra le immobilizzazioni in corso alcuni costi di progettazione, per € 370.428.
Infine, sono iscritti a incremento delle attività parte degli oneri che la Società ha corrisposto a titolo di monetizzazione degli standard urbanistici, per € 1.125.511.

Inoltre, negli ultimi mesi del 2006, l'area di Termoli, iscritta per € 4.267.273, è stata oggetto di trattative di vendita, che con probabilità si concretizzeranno nel corso del 2007, e quindi opportunamente riclassificata nella linea di bilancio Attività non correnti destinate alla vendita, nonché valutata al presunto valore di realizzo, al netto degli oneri di cessione.
Tale operazione ha comportato una svalutazione delle immobilizzazioni materiali nette di € 927.273, con la relativa iscrizione dell'onere a conto economico.

Sempre nell'ambito della ristrutturazione delle aree industriali, è stato altresì totalmente svalutato, per € 667.392, un fabbricato strumentale, ancorché non produttivo, sito nelle adiacenze dello stabilimento di Crodo, in previsione della relativa futura demolizione.

I movimenti intervenuti nelle voci in commento sono riportati nelle tabelle che seguono:

Terreni strumentali

Descrizione	Importo
Valore di carico iniziale	3.501.973
Valore di carico Società incorporata	6.403
Saldo al 31 dicembre 2005	**3.508.376**
Incrementi	357.456
Decrementi da cessioni	(3.099)
Altre riclassifiche	-
Riclassifica immobilizzazioni in corso a fine esercizio	7.599
Riclassifica immobilizzazioni destinate alla vendita	(294.628)
Svalutazioni	(81.796)
Saldo al 31 dicembre 2006	**3.493.908**
Valore di carico finale	3.493.908
Fondo ammortamento finale	-
Saldo netto al 31 dicembre 2006	**3.493.908**

La voce include principalmente il terreno di Novi Ligure, oggetto di un contratto di locazione finanziaria della durata di 96 mesi, stipulato il 16 febbraio 2004.
Gli incrementi si riferiscono ad attività di bonifica ambientale sul terreno di Sesto San Giovanni, sul quale verrà edificato l'immobile che accoglierà gli uffici della nuova sede della Società, come commentato nella relazione sulla gestione.

Fabbricati strumentali

Descrizione	Importo
Valore di carico iniziale	67.358.277
Valore di carico Società incorporata	7.254.592
Rivalutazione monetaria	4.891.596
Rivalutazione monetaria Società incorporata	3.430.574
Fondo ammortamento iniziale	(28.705.638)
Fondo ammortamento Società incorporata	(5.303.196)
Saldo al 31 dicembre 2005	**48.926.205**
Incrementi	285.106
Decrementi da cessioni	(5.377.188)
Rivalutazione monetaria su cessioni	(1.467.564)
Rivalutazione monetaria su svalutazione	(242.644)
Storno ammortamenti su cessioni dell'esercizio	4.775.858
Ammortamenti	(2.453.985)
Altre riclassifiche	2
Altre riclassifiche	(2)
Riclassifica immobilizzazioni in corso a fine esercizio	1.063
Riclassifica immobilizzazioni destinate alla vendita	(5.586.128)
Riclassifica fondo ammortamento immobilizzazioni destinate alla vendita	2.863.595
Svalutazioni	(1.180.597)
Saldo al 31 dicembre 2006	**40.543.721**
Valore di carico finale	69.367.087
Fondo ammortamento finale	(28.823.366)
Saldo netto al 31 dicembre 2006	**40.543.721**

La voce include gli immobili strumentali dell'esercizio dell'impresa, relativamente alle unità produttive di Crodo, Sulmona, Canale e Novi Ligure, oggetto di un contratto di locazione finanziaria stipulato il 16 febbraio 2004.
Fanno inoltre parte di tale voce le condutture, le opere idrauliche e le costruzioni leggere.

Gli incrementi dell'esercizio sono principalmente afferenti a lavori di miglioria sui fabbricati delle unità produttive di Novi Ligure, complessivamente per € 176.105 e di Crodo per € 65.000, nonché la costruzione della nuova centrale Enel presso la palazzina del laboratorio di Sesto San Giovanni, per € 45.064.

I decrementi si riferiscono alla dismissione dell'unità produttiva di Sesto San Giovanni, già commentata nella nota introduttiva alla voce Immobilizzazioni Materiali Nette.

Impianti e macchinari

Descrizione	Importo
Valore di carico iniziale	120.647.963
Valore di carico Società incorporata	11.734.321
Rivalutazione monetaria	2.510.711
Rivalutazione monetaria Società incorporata	1.610.514
Fondo ammortamento iniziale	(82.716.201)
Fondo ammortamento Società incorporata	(10.679.249)
Saldo al 31 dicembre 2005	**43.108.059**
Incrementi	3.730.415
Decrementi da cessioni	(8.912.962)
Rivalutazione monetaria su cessioni	(1.843.944)
Rivalutazione monetaria su svalutazione	-
Storno ammortamenti su cessioni dell'esercizio	9.767.156
Ammortamenti	(7.247.671)
Altre riclassifiche	-
Riclassifica immobilizzazioni in corso a fine esercizio	460.964
Riclassifica immobilizzazioni destinate alla vendita	(8.402.734)
Riclassifica fondo ammortamento immobilizzazioni destinate alla vendita	8.081.072
Svalutazioni	(89.302)
Saldo al 31 dicembre 2006	**38.651.053**
Valore di carico finale	121.445.946
Fondo ammortamento finale	(82.794.893)
Saldo netto al 31 dicembre 2006	**38.651.053**

La voce che include impianti e macchinari, e serbatoi atti al funzionamento delle unità produttive site sul territorio, comprende parte degli impianti dello stabilimento di Novi Ligure, per i quali è stato stipulato un contratto di locazione finanziaria.
Gli incrementi sono principalmente afferenti l'unità produttiva di Novi Ligure, complessivamente pari a € 2.677.868, e in particolare si riferiscono alle cantine per € 411.248, alle linee liquori e CampariSoda per € 790.756, alla linea vini per € 323.765, alla linea multifunzione, preposta a più utilizzi, per € 624.836, a reparti diversi e servizi generali di stabilimento per € 267.213 e serbatoi per il reparto fabbricazione sfusi e sciroppi per € 260.050.
Gli altri incrementi dell'esercizio riguardano investimenti presso l'unità produttiva di Crodo per € 412.713, di Sulmona per € 154.781, di Canale per € 835.006, il laboratorio di Sesto San Giovanni per € 101.975 e altri per € 9.036.
I decrementi si riferiscono alla parte impiantistica correlata alla dismissione dello stabilimento di Sesto San Giovanni, come già commentato.

Attrezzature industriali

Descrizione	Importo
Valore di carico iniziale	4.955.721
Valore di carico Società incorporata	440.037
Rivalutazione monetaria	66.476
Rivalutazione monetaria Società incorporata	1.859
Fondo ammortamento iniziale	(3.955.941)
Fondo ammortamento Società incorporata	(402.134)
Saldo al 31 dicembre 2005	**1.106.018**
Incrementi	491.021
Decrementi da cessioni	(46.131)
Rivalutazione monetaria su cessioni	-
Rivalutazione monetaria su svalutazione	-
Storno ammortamenti su cessioni dell'esercizio	43.713
Ammortamenti	(436.397)
Altre riclassifiche	-
Riclassifica immobilizzazioni in corso a fine esercizio	29.396
Svalutazioni	-
Saldo al 31 dicembre 2006	**1.187.620**
Valore di carico finale	5.938.379
Fondo ammortamento finale	(4.750.759)
Saldo netto al 31 dicembre 2006	**1.187.620**

Gli incrementi dell'esercizio si riferiscono principalmente a investimenti in attrezzature ed apparecchiature di reparto e di laboratorio.

Altri beni (Mobilio, Macchine ufficio, Macchine elettroniche, Attrezzatura minuta, Autovetture e Automezzi)

Descrizione	Importo
Valore di carico iniziale	5.557.820
Valore di carico Società incorporata	703.931
Rivalutazione monetaria	31.409
Rivalutazione monetaria Società incorporata	5.128
Fondo ammortamento iniziale	(4.901.480)
Fondo ammortamento Società incorporata	(564.021)
Saldo al 31 dicembre 2005	**832.787**
Incrementi	151.719
Decrementi da cessioni	(702.272)
Rivalutazione monetaria su cessioni	(579)
Rivalutazione monetaria su svalutazione	-
Storno ammortamenti su cessioni dell'esercizio	674.994
Ammortamenti	(230.214)
Altre riclassifiche	-
Riclassifica immobilizzazioni destinate alla vendita	(32.098)
Riclassifica fondo ammortamento immobilizzazioni destinate alla vendita	30.921
Svalutazioni	(327)
Saldo al 31 dicembre 2006	**724.931**
Valore di carico finale	5.714.731
Fondo ammortamento finale	(4.989.800)
Saldo netto al 31 dicembre 2006	**724.931**

Gli incrementi dell'esercizio si riferiscono ad acquisti di mobili e arredi per € 109.708, macchine elettroniche, non specificatamente di natura informatica, per € 37.876 e di attrezzatura minuta e macchine ufficio per € 4.135.
I decrementi sono principalmente conseguenti alla dismissione dello stabilimento di Sesto San Giovanni, nonché alla cessione di *hardware* informatico a una società terza, con la quale è stato stipulato un contratto di locazione operativa per l'utilizzo dello stesso.

Immobilizzazioni in corso

Descrizione	Importo
Valore di carico iniziale	584.025
Valore di carico Società incorporata	51.000
Saldo al 31 dicembre 2005	**635.025**
Incrementi	3.911.920
Decrementi per riclassificazioni a Terreni	(7.599)
Decrementi per riclassificazioni a Fabbricati Strumentali	(1.063)
Decrementi per riclassificazioni a Impianti	(460.964)
Decrementi per riclassificazioni a Attrezzature Industriali	(29.396)
Decrementi per riclassificazioni a *Software*	(58.000)
Decrementi per riclassificazioni a costo	(5.310)
Saldo al 31 dicembre 2006	**3.984.613**
Valore di carico finale	3.984.613
Fondo ammortamento finale	-
Saldo netto al 31 dicembre 2006	**3.984.613**

Le immobilizzazioni in corso al 31 dicembre 2006 afferiscono principalmente l'edificazione della nuova sede della Società, per un valore complessivo di € 1.518.199.
Si rilevano inoltre investimenti in corso sulle unità produttive di Novi Ligure per € 1.568.922, di Crodo per € 892.822 e di Canale per € 4.670.

9. Investimenti immobiliari

Terreni non strumentali

Descrizione	Importo
Valore di carico iniziale	3.306.962
Saldo al 31 dicembre 2005	**3.306.962**
Incrementi	-
Decrementi da cessioni	-
Riclassifiche	-
Svalutazioni	-
Saldo al 31 dicembre 2006	**3.306.962**
Valore di carico finale	3.306.962
Fondo ammortamento finale	-
Saldo netto al 31 dicembre 2006	3.306.962

La voce include un terreno sito nei pressi di Roma.
Si precisa che il *fair value* di queste proprietà non si discosta significativamente dal valore di iscrizione.

Fabbricati civili e non strumentali

Descrizione	Importo
Valore di carico iniziale	656.563
Valore di carico Società incorporata	104.841
Saldo al 31 dicembre 2005	**761.404**
Incrementi	3.018
Decrementi	(70.979)
Saldo al 31 dicembre 2006	**693.443**

Gli investimenti immobiliari sono costituiti da 12 appartamenti, di cui uno occupato e gli altri liberi, e di un negozio, siti in provincia di Milano, Bergamo e Verbania.
Con la fusione di Barbero 1891 S.p.A. sono stati inoltre acquisiti due fabbricati rurali, siti nella provincia di Cuneo.

Immobilizzazioni materiali per titolo di proprietà

La tabella che segue mostra la composizione delle immobilizzazioni materiali per titolo di possesso:

	Immobilizzazioni di proprietà	Immobilizzazioni in *leasing* finanziario	Totale
Investimenti immobiliari	4.000.405	-	4.000.405
Terreni	768.551	2.725.357	3.493.908
Fabbricati	19.903.138	20.640.583	40.543.721
Impianti e macchinari	37.213.896	1.437.156	38.651.052
Attrezzature industriali	1.187.621	-	1.187.621
Altri beni	644.431	80.500	724.931
	63.718.042	**24.883.596**	**88.601.638**

Di seguito si forniscono alcune informazioni aggiuntive:

	Terreni e fabbricati	Impianti e macchinari	Altri	Totale
Valore netto cespiti temporaneamente inattivi	-	-	-	-
Valore lordo cespiti completamente ammortizzati e ancora in funzione	2.669.510	50.633.158	8.040.562	61.343.230
Valore netto cespiti ritirati dall'uso attivo e non classificati come destinati alla vendita	-	416.736	4.831	421.567
Fair value (se notevolmente diverso dal costo)	-	-	-	-

10. Avviamento e marchi

Avviamento

Descrizione	Importo
Saldo al 31 dicembre 2005	**169.222.600**
Incremento da fusione Barbero 1891 S.p.A.	137.859.000
Saldo al 31 dicembre 2006	**307.081.600**

Gli avviamenti iscritti complessivamente per € 307.081.600, si sono originati a seguito delle fusioni di Francesco Cinzano & C.ia S.p.A., Campari-Crodo S.p.A. e Barbero 1891 S.p.A.
In particolare il valore dell'avviamento derivante dalla fusione di Francesco Cinzano & C.ia S.p.A., finalizzata nell'esercizio 2003, è pari a € 71.045.378; l'avviamento generato dalla fusione di Campari-Crodo S.p.A., nel corso del 2004, è pari a € 98.177.222; infine, come precedentemente commentato, nel corso del 2006 è avvenuta la fusione di Barbero 1891 S.p.A. che ha portato all'iscrizione di un avviamento di € 137.859.000.
L'avviamento non è ammortizzato, ma sottoposto alla verifica di perdita di valore (*impairment test*) annualmente o più frequentemente se eventi o cambiamenti di circostanze indicano possibile tale perdita.
Si rimanda al paragrafo successivo per quanto riguarda ulteriori dettagli in merito a queste valutazioni.
Tali avviamenti sono stati sottoposti a *impairment* al 31 dicembre 2006, come riportato nel successivo paragrafo, senza evidenziare perdite durevoli di valore.

Marchi

Descrizione	Importo
Saldo al 31 dicembre 2005	**2.397.977**
Incremento da fusione Barbero 1891 S.p.A.	11.300.000
Saldo al 31 dicembre 2006	**13.697.977**

I marchi esposti in bilancio sono attività immateriali a vita utile indefinita, anch'essi derivanti da acquisizioni di società controllate.
In particolare, l'importo è costituito dal valore dei marchi Riccadonna, pari a € 11.300.000, dai marchi Cynar (Brasile e Svizzera) per € 1.626.435 e dai marchi Cinzano per € 771.542.
Per la loro valutazione si è adottato il metodo del costo; i marchi non sono ammortizzati e sono stati assoggettati alla verifica di perdite di valore (*impairment test*) al 31 dicembre 2006, senza evidenziare perdite durevoli di valore.

11. Attività immateriali a vita definita

I movimenti intervenuti nella voce in commento sono riportati nella tabella che segue:

Software

Descrizione	Importo
Valore di carico iniziale	2.858.896
Valore di carico Società incorporata	168.884
Impairment iniziale	-
Fondo ammortamento iniziale	(2.158.210)
Fondo ammortamento Società incorporata	(162.601)
Saldo al 31 dicembre 2005	**706.969**
Incrementi	52.387
Decrementi da cessioni	(817.735)
Storno ammortamenti su cessioni dell'esercizio	817.735
Ammortamenti	(338.560)
Riclassifica immobilizzazioni in corso a fine esercizio	58.000
Saldo al 31 dicembre 2006	**478.796**
Valore di carico finale	2.320.432
Fondo ammortamento finale	(1.841.636)
Saldo netto al 31 dicembre 2006	**478.796**

Gli incrementi dell'esercizio sono relativi a costi per il puro acquisto di licenze per l'ambiente informativo aziendale.
I decrementi si riferiscono alla dismissione di *software* completamente ammortizzato, non più in uso.

Altre

Descrizione	Importo
Valore di carico iniziale	9.214.859
Impairment iniziale	-
Fondo ammortamento iniziale	(8.779.518)
Saldo al 31 dicembre 2005	**435.341**
Incrementi	877.759
Decrementi da cessioni	-
Storno ammortamenti su cessioni dell'esercizio	-
Ammortamenti	(467.026)
Riclassifica immobilizzazioni in corso a fine esercizio	255.736
Saldo al 31 dicembre 2006	**1.101.810**
Valore di carico finale	10.348.354
Fondo ammortamento finale	(9.246.544)
Saldo netto al 31 dicembre 2006	**1.101.810**

La voce include principalmente le spese incrementative di *software*.
Si evidenziano i progetti relativi allo sviluppo di un *software* per la gestione del personale per € 394.990, per l'implementazione del *software* per l'alimentazione del bilancio consolidato da parte di tutte le società del Gruppo per € 264.606, per tracciabilità del prodotto per € 155.533, nonché ulteriori implementazioni su vari *software* installati sull'ambiente informativo per € 318.366.

Immobilizzazioni in corso attività immateriali a vita definita

Descrizione	Importo
Valore di carico iniziale	255.736
Saldo al 31 dicembre 2005	**255.736**
Incrementi	121.927
Decrementi per riclassificazioni a Altre	(255.736)
Saldo al 31 dicembre 2006	**121.927**
Valore di carico finale	121.927
Fondo ammortamento finale	-
Saldo netto al 31 dicembre 2006	**121.927**

Sono costituite da implementazioni di *software* in corso di realizzazione.

12. Impairment

	31 dicembre 2006	31 dicembre 2005
Marchi		
Riccadonna	11.300.000	-
Cinzano	771.542	771.542
Cynar (Brasile e Svizzera)	1.626.435	1.626.435
Totale marchi	**13.697.977**	**2.397.977**
Avviamento		
Da fusione Francesco Cinzano & C.ia S.p.A.	71.045.378	71.045.378
Da fusione Campari-Crodo S.p.A.	98.177.222	98.177.222
Da fusione Barbero 1891 S.p.A.	137.859.000	-
Totale avviamento	**307.081.600**	**169.222.600**

I marchi Riccadonna, come precedentemente commentato, sono stati iscritti in Davide Campari-Milano S.p.A. a seguito della fusione per incorporazione, avvenuta nel corso dell'esercizio.

Davide Campari-Milano S.p.A. effettua la verifica di recuperabilità (*impairment test*) del valore dell'avviamento e dei marchi una volta all'anno e più frequentemente se vi sono indicatori di perdita di valore.
Ai fini della valutazione del test di *impairment*, i valori di *goodwill* e marchi sono stati allocati alle rispettive unità (o gruppi di unità) generatrici di flussi finanziari ("*cash generating unit*") alla data di riferimento del bilancio.
In particolare si è ricorso ai flussi di cassa generati dai singoli prodotti, o gruppi di prodotti, intesi come marchi della società.
Le principali ipotesi utilizzate nella determinazione del valore in uso delle *cash generating unit*, ovvero dal valore attuale dei flussi finanziari futuri stimati che si suppone deriveranno da un uso continuativo delle attività, sono relative al tasso di sconto e al tasso di crescita.
In particolare, il Gruppo ha utilizzato tassi di sconto che si ritiene riflettano correttamente le valutazioni del mercato, alla data di riferimento della stima, del valore attuale del denaro e i rischi specifici connessi alle singole unità generatrici di cassa.
Le previsioni dei flussi di cassa operative derivano da quelle insite nei più recenti *budget* e piani predisposti dal Gruppo per i prossimi tre anni, estrapolati su base decennale sulla base di tassi di crescita di medio - lungo termine a seconda delle diverse caratteristiche delle attività e comunque non superiori al tasso medio di crescita a lungo termine del mercato in cui opera il Gruppo.
L'utilizzo di un periodo di dieci anni è giustificato dal ciclo di vita dei prodotti rispetto al mercato di riferimento.
Le previsioni dei flussi di cassa si riferiscono a condizioni correnti di esercizio dell'attività, quindi non includono flussi finanziari connessi a eventuali interventi di natura straordinaria.
La composizione delle stime dei flussi finanziari futuri è stata determinata in base a criteri di prudenza che considerano costanti in termini di volume le vendite successive all'orizzonte analitico di previsione.
Inoltre, le previsioni si basano su criteri di ragionevolezza e coerenza relativamente all'imputazione delle spese generali future, alla tendenza degli investimenti attesi di capitale, alle condizioni di equilibrio finanziario, nonché alle ipotesi macro-economiche, con particolare riferimento agli incrementi di prezzo dei prodotti, che tengono conto dei tassi di inflazione attesi.
Tutti gli *impairment test* hanno portato a valutazioni che non hanno determinato, nell'esercizio e in quello precedente, perdite permanenti di valore.

13. Partecipazioni in società controllate

Descrizione	31 dicembre 2005	Incrementi	Decrementi	31 dicembre 2006
Campari do Brasil Ltda.	114.737.986	-	-	114.737.986
Prolera LDA	5.000	-	-	5.000
Campari Teoranta	51	-	-	51
DI.CI.E. Holding B.V.	25.024.335	-	-	25.024.335
Redfire, Inc.	153.823.802	37.372.631	-	191.196.433
Campari Finance Belgium S.A.	-	150.111.672	-	150.111.672
Glen Grant S.r.l.	-	97.681.488	-	97.681.488
Turati Ventisette S.r.l.	-	10.000	-	10.000
Barbero 1891 S.p.A.	222.536.780	-	222.536.780	-
Campari Italia S.p.A.	712.814	123.027	-	835.841
Zedda Piras S.p.A.	80.912.564	67.779	-	80.980.343
	597.753.332	**285.366.597**	**222.536.780**	**660.583.149**

Le variazioni significative intervenute nel corso dell'esercizio 2006, sono di seguito commentate.

Come precedentemente commentato, il 1 dicembre 2006 è avvenuta la fusione per incorporazione di Barbero 1891 S.p.A., con effetto 1 gennaio 2006, da cui decorrono anche gli effetti fiscali.
La fusione ha comportato l'azzeramento della partecipazione, generando un disavanzo di fusione pari a € 181.483.303, attribuito per € 137.859.000 alla voce Avviamento, in continuità di valori con riferimento al bilancio consolidato di Gruppo.
La differenza di € 43.624.303 ha rettificato il patrimonio netto, con la relativa iscrizione negli utili a nuovo.

Nel marzo 2006, il Gruppo Campari ha finalizzato l'acquisizione degli *Scotch Whisky* Glen Grant, Old Smuggler e Braemer, dal gruppo francese Pernod Ricard, con il fine ultimo di rafforzare il marchio Glen Grant, *asset* di riferimento di Glen Grant S.r.l.
A tale scopo è stata costituita all'interno del Gruppo, una struttura dedicata alla pianificazione delle strategie di *marketing* e pubblicità sui marchi in questione, nonché ad acquistare dalla consociata scozzese i prodotti finiti d'invecchiamento e di commercializzarli, ampliandone i mercati di riferimento e di consumo, sia in Italia che all'estero.

Nel corso del 2006, il Gruppo si è altresì potenziato attraverso la costituzione di Campari Finance Belgium S.A:, al fine di dotare il gruppo stesso di un polo finanziario principalmente focalizzato sulle attività internazionali del medesimo e che sia a supporto dello sviluppo delle medesime attività.

In corso d'anno, la Società ha versato a Redfire Inc., un contributo in conto capitale di US$ 48 milioni, pari a € 37.372.631, destinato da quest'ultima all'acquisto del restante 11% della partecipazione in Skyy Spirits, LLC, proprietaria del *brand* SKYY, uno dei marchi di *spirit* in maggiore crescita a livello mondiale e con una posizione di *leadership* nel mercato statunitense delle vodke *super premium*.

La Società ha sottoposto le partecipazioni a *impairment test*, dal quale non sono emerse perdite durevoli di valore.

Partecipazioni in società controllate

Imprese controllate		Valuta	Capitale sociale	Percentuale partecipazione		Patrimonio netto al 31 dicembre 2006 in €	Quota patrimonio netto posseduta	Utile / Perdita al 31 dicembre 2006 in €	Quota Utile/Perdita posseduto	Valore di bilancio	Differenza tra valore di bilancio e patrimonio netto posseduto
Denominazione	Sede		in valuta	Diretta	Indiretta						
Campari do Brasil Ltda.	Barueri	BRC	243.202.100	100		70.709.110	70.709.110	2.542.793	2.542.793	114.737.986	44.028.876
DI.CI.E. Holding B.V.	Amsterdam	€	15.015.000	100		201.262.856	201.262.856	6.323.147	6.323.147	25.024.335	-176.238.521
Prolera LDA	Funchal	€	5.000	100		3.139.897	3.139.897	2.996.034	2.996.034	5.000	-3.134.897
Redfire, Inc.	San Francisco	US$	163.450.000	100		203.605.228	203.605.228	22.116.029	22.116.029	191.196.433	-12.408.795
Campari Italia S.p.A.	Milano	€	1.220.076	100		28.835.462	28.835.462	25.754.955	25.754.955	835.841	-27.999.621
Zedda Piras S.p.A.	Cagliari (sede operativa Alghero)	€	16.276.000	100		26.609.324	26.609.324	1.059.562	1.059.562	80.980.343	54.371.019
Glen Grant S.r.l.	Milano	€	97.067.533	100		97.209.027	97.209.027	-252.618	-252.618	97.681.488	472.461
Turati Ventisette S.r.l.	Milano	€	10.000	100		10.000	10.000	0	0	10.000	0
Campari Finance Belgium S.A.	Bruxelles	€	246.926.407	61	39	251.476.855	153.400.882	4.550.448	2.775.773	150.111.672	-3.289.210
Campari Teoranta	Dublino	€	1.000.000		100	70.787.334	70.787.334	7.765.007	7.765.007	51	*
Sella & Mosca S.p.A.	Alghero	€	13.838.916		100	34.589.239	34.589.239	721.260	721.260		
Skyy Spirits, LLC	San Francisco	US$	15.348.729		100	34.041.762	34.041.762	52.491.438	52.491.438		
MT Acquisition Corp.	Wilmington	US$	48.000.000		100	38.211.129	38.211.129	1.851.101	1.851.101		
Campari Deutschland Gmbh	Monaco	€	5.200.000		100	8.457.918	8.457.918	3.071.830	3.071.830		
Qingdao Sella & Mosca Winery Co. Ltd.	Pingdu City, Qingdao	RMB	24.834.454		93,67	1.079.142	1.010.832	-230.722	-216.117		
Société Civile du Domaine de la Margue	Saint Gilles	€	4.793.183		100	1.236.756	1.236.756	-543.882	-543.882		
Campari France	Nanterre	€	2.300.000		100	4.748.714	4.748.714	1.743.907	1.743.907		
Campari International S.A.M.	Monaco	€	100.000.000		100	108.143.679	108.143.679	7.319.481	7.319.481		
Campari Schweiz A.G.	Baar	CHF	2.000.000		100	61.188.788	61.188.788	-114.870	-114.870		

Lacedaemon Holding B.V.	Amsterdam	€	10.465.000		100	65.735.217	65.735.217	1.173.349	1.173.349		
O-Dodeca B.V.	Amsterdam	€	2.000.000		75	26.234.791	19.676.093	-18.988	-14.241		
N.Kaloyannis Bros. S.A.	Volos	€	8.884.200		100	8.946.849	8.946.849	-498.741	-498.741		
Koutsikos Distilleries S.A.	Volos	€	2.239.405		100	1.894.858	1.894.858	-201.209	-201.209		
Gregson's S.A.	Montevideo	UYU	175.000		100	247.594	247.594	-3.588	-3.588		
Sella & Mosca Commerciale S.r.l.	Alghero	€	100.000		100	386.865	386.865	64.536	64.536		
Teruzzi & Puthod S.r.l.	San Gimignano	€	1.000.000		100	13.282.052	13.282.052	395.341	395.341		
Giannina S.r.l.	San Gimignano	€	20.000		100	191.916	191.916	-33.218	-33.218		
Glen Grant Whisky Company Ltd.	Rothes	GBP	10.820.000		100	16.019.762	16.019.762	93.040.877	93.040.877		
Glen Grant Distillery Company Ltd.	Rothes	GBP	14.800.000		100	23.126.427	23.126.427	1.069.809	1.069.809		
Glen Grant Ltd.	Rothes	GBP	67.050.000		100	100.623.272	100.623.272	760.820	760.820		
Old Smuggler Whisky Company Ltd.	Rothes	GBP	6.850.000		100	10.224.109	10.224.109	22.718	22.718		
Campari Argentina S.R.IL	Buenos Aires	ARS	100.000		100	24.723	24.723	0	0		
										660.583.149	

* corrispondente ad 1 azione posseduta, pari a 0,0001% del capitale

Partecipazioni in società collegate

Imprese collegate		Valuta	Capitale sociale in valuta	Percentuale partecipazione		Patrimonio netto al 31 dicembre 2006 in €	Quota patrimonio netto posseduta	Utile / Perdita al 31 dicembre 2006 in €	Quota Utile / Perdita posseduta	Valore di bilancio	Differenza tra valore di bilancio e patrimonio netto posseduto
Denominazione	Sede			Diretta	Indiretta						
M.C.S. S.c.a.r.l.	Bruxelles	€	464.808		33,3	846.000	281.718	379.000	126.207		
International Marques V.o.f.	Harleem	€	210.000		33,3	526.834	175.436	316.834	105.506		
Fior Brands Ltd.	Stirling	GBP	100		50	-5.123	-2.562	-551	-276		
SUMMA S.L.	Madrid	€	342.000		30	374.700	112.410	10.000	3.000		
										0	

14. Imposte anticipate

Le imposte anticipate sono esclusivamente alimentate da differenze temporanee e sono principalmente costituite dall'iscrizione di fondi tassati, quali fondo svalutazione magazzini, fondo rischi e oneri diversi, spese di rappresentanza e costi deducibili in base a particolari disposizioni fiscali, quali imposte, compensi ad amministratori e corrispettivi per la revisione dei bilanci.
Le aliquote applicate ai fini dello stanziamento delle imposte anticipate corrispondono a quelle in vigore in base alle normative vigenti, in particolare 33% IRES e 4,25% IRAP.
Gli importi accreditati e addebitati a detta voce transitano dal conto economico del periodo, ovvero sono rilevati direttamente a patrimonio netto qualora l'attività differita sia anch'essa rilevata a patrimonio netto.
Nella tabella seguente viene riepilogata la rilevazione delle imposte anticipate e gli effetti conseguenti.

Natura delle differenze temporanee	31 dicembre 2006 Ammontare delle differenze temporanee	31 dicembre 2006 Effetto fiscale IRES 33% IRAP 4,25%	31 dicembre 2005 Ammontare delle differenze temporanee	31 dicembre 2005 Effetto fiscale IRES 33% IRAP 4,25%
Spese di rappresentanza	130.301	48.538	86.275	32.137
Fondi vari	7.870.247	2.673.466	4.075.190	1.400.661
Svalutazione beni iscritti nelle immobilizzazioni	-	-	-	-
Altro	10.560.964	3.933.959	10.491.760	3.766.249
	18.561.512	**6.655.963**	**14.653.225**	**5.199.047**

* Effetto fiscale IRAP laddove applicabile

La variazione intervenuta nel saldo dei crediti per imposte anticipate, pari a € 1.456.916, si è così movimentata:

Saldo iniziale crediti imposte differite attive	5.199.047
Trasferimento imposte da fusione	1.016.305
Per imposte anticipate esercizio IRES	3.252.331
Utilizzo per imposte anticipate IRES	(2.883.627)
Per imposte anticipate esercizio IRAP	190.634
Utilizzo per imposte anticipate IRAP	(118.727)
	6.655.963

15. Altre attività non correnti

La voce risulta così composta:

Descrizione	31 dicembre 2005	Incrementi	Decrementi	31 dicembre 2006
Partecipazioni in altre imprese				
Ecolombardia 18	7.414	-	7.414	-
Emittente Titoli S.p.A.	38.257	-	-	38.257
ISTUD Istituto Studi Direzionali S.p.A.	1.033	-	-	1.033
Società cooperativa lavorazione vinacce	4.495	-	-	4.495
Unione Italiana Vini	2.572	2.066	-	4.638
Alberghi popolari	1	-	-	1
Gazzetta vinicola	1	-	-	1
Società Promozione Piemonte	1	-	-	1
Ag.Pollenzo Bra	-	77.446	-	77.446
Banca Credito Coopoerativo Alba	-	220	-	220
Conai	-	1.097	-	1.097
Pejo Funivie	-	10	-	10
Sapi Immobiliare Padova	-	5.320	-	5.320
Soc.Cons.For.Alba	-	6.000	-	6.000
	53.774	**92.159**	**7.414**	**138.519**
Crediti verso altri oltre anno				
Depositi cauzionali	14.445	30.056	-	44.501
Verso clienti	2.966.126	72.601	-	3.038.727
	2.980.571	**102.657**	-	**3.083.228**
	3.034.345	**194.816**	**7.414**	**3.221.747**

Gli incrementi dell'esercizio si riferiscono a partecipazioni in altre imprese non detenute per la negoziazione, iscritte in Barbero 1981 S.p.A., società del Gruppo incorporata mediante fusione, come precedentemente commentato, nonché all'attivazione di nuovi depositi cauzionali.
In base a quanto definito nel contratto di vendita dell'immobile di via Turati a Milano, avvenuta nel corso del 2003, nella voce "Crediti verso clienti oltre l'anno", è iscritto il credito comprensivo di interessi contrattuali verso la parte acquirente Core One S.r.l., con scadenza 30 luglio 2008.

16. Rimanenze

La voce risulta così composta:

	Rimanenze unità produttiva già Davide Campari-Milano S.p.A. al 31 dicembre 2006	Rimanenze unità produttiva già Davide Campari-Milano S.p.A. al 31 dicembre 2005	Rimanenze unità produttiva già ex-Barbero 1891 S.p.A. al 31 dicembre 2006	Rimanenze unità produttiva già ex-Barbero 1891 S.p.A. al 31 dicembre 2005
Materie prime	5.528.939	5.331.520	280.673	460.985
Materiale di confezionamento	4.816.821	4.324.289	1.122.810	1.192.575
Materie sussidiarie	419.500	273.326	224.300	201.533
Materiale di manutenzione	1.172.347	822.442	-	-
Materiale pubblicitario	1.000.418	577.944	219.368	298.923
Prodotti in corso di lavorazione e semilavorati	20.584.201	20.610.261	6.600.244	4.917.846
Prodotti finiti e merci	15.285.919	12.744.279	2.450.518	2.794.581
Acconti	-	-	-	-
	48.808.145	**44.684.061**	**10.897.913**	**9.866.443**

Le rimanenze sono esposte al netto del fondo svalutazione relativo, i cui movimenti sono evidenziati nella tabella che segue:

Saldo al 31 dicembre 2005	**1.250.027**
Saldo al 31 dicembre 2005 - Barbero 1891 S.p.A.	**177.775**
Accantonamenti	128.606
Utilizzi	(203.603)
Saldo al 31 dicembre 2006	**1.352.805**

17. Crediti commerciali

	31 dicembre 2006	31 dicembre 2005
Crediti commerciali		
Crediti commerciali verso clienti terzi Italia	1.045.656	871.512
Crediti commerciali verso clienti terzi Export	1.593.837	-
	2.639.493	**871.512**

Tali crediti sono tutti esigibili entro 12 mesi.

La movimentazione del fondo svalutazione crediti commerciali durante l'esercizio è stata la seguente:

Saldo al 31 dicembre 2005	**32.426**
Incremento da fusione	549.254
Accantonamenti	-
Utilizzi	(163.955)
Saldo al 31 dicembre 2006	**417.725**

18. Crediti verso parti correlate

	31 dicembre 2006	31 dicembre 2005
Crediti verso parti correlate		
Crediti commerciali verso correlate	44.536.998	40.748.272
Altri crediti verso correlate	15.820.228	7.425.808
	60.357.226	**48.174.080**

Crediti	Commerciali	Diversi	IVA di Gruppo	Totale
Campari Italia S.p.A.	30.335.646	7.605.732	2.076.163	40.017.541
Sella & Mosca S.p.A.	64.266	165.639	113.179	343.084
Sella & Mosca Comm.le S.r.l.	1.045.152	240.797	99.062	1.385.011
Zedda Piras S.p.A.	-	97.034	71.739	168.773
Giannina S.r.l.	-	1.098	-	1.098
Teruzzi & Puthod S.r.l.	-	320.237	-	320.237
Glen Grant S.r.l.	-	2.373.844	-	2.373.844
Campari International S.A.M.	13.091.934	2.218.742	-	15.310.676
Campari Schweiz A.G.	-	101.614	-	101.614
Campari Deutschland Gmbh	-	9.714	-	9.714
Campari do Brasil Ltda.	-	50.144	-	50.144
Campari Finance Belgium S.A.	-	1.467	-	1.467
Campari Teoranta	-	23.838	-	23.838
Campari France	-	65.151	-	65.151
N. Kaloyannis Bros. S.A.	-	22.285	-	22.285
Koustikos Distilleries S.A.	-	41.284	-	41.284
Skyy Spirits, LLC	-	121.465	-	121.465
	44.536.998	**13.460.085**	**2.360.143**	**60.357.226**

19. Crediti finanziari verso parti correlate

	31 dicembre 2006	31 dicembre 2005
Crediti finanziari verso parti correlate		
Crediti finanziari verso correlate	54.329.741	51.561.639
	54.329.741	**51.561.639**

Crediti finanziari	Tesoreria	Totale
Campari Italia S.p.A.	13.217.586	13.217.586
Sella & Mosca S.p.A.	20.877.068	20.877.068
Sella & Mosca Commerciale S.r.l.	8.855.412	8.855.412
Zedda Piras S.p.A.	11.370.414	11.370.414
Giannina S.r.l.	9.261	9.261
	54.329.741	**54.329.741**

Attraverso la tesoreria accentrata vengono gestiti i flussi finanziari infragruppo, regolati a tassi di interesse di mercato (ovvero Euribor a tre mesi, rilevato il giorno precedente la fine di ciascun trimestre solare, maggiorato di uno *spread* che riflette le condizioni di mercato).

20. Altri crediti

	31 dicembre 2006	31 dicembre 2005
Altri crediti		
Crediti verso Erario	4.731.262	9.048.420
Crediti verso clienti non commerciali	1.138.964	1.104.359
Acconti per rimanenze	1.472.950	1.318.521
Acconti su immobilizzazioni materiali	13.180.325	218.182
Crediti verso fornitori	617.113	927.112
Crediti prelievi agricoli	250.655	227.838
Crediti verso dipendenti	54.060	42.389
Crediti verso Istituti Previdenziali	52.933	215.839
Crediti verso altri	1.499.594	244.751
	22.997.856	**13.347.411**

I crediti tributari sono così costituiti:

	31 dicembre 2006
Crediti verso erario per imposte diverse a rimborso	160.597
Crediti verso erario per Irpeg in attesa di rimborso	1.474.400
Erario conto IVA	1.396.426
Erario conto IRES e IRAP	1.699.839
	4.731.262

Nel dettaglio i crediti verso erario conto IRES e IRAP si sono così movimentati:

	IRES	IRAP	Totale
Debito tributario Davide Campari-Milano S.p.A.	5.609.566	2.598.166	8.207.732
Debito tributario derivante da società controllate	14.913.758	-	14.913.758
Acconti e crediti dell'esercizio	(16.207.774)	(2.115.516)	(18.323.290)
Acconti dell'esercizio da fusione	-	(1.054.608)	(1.054.608)
Ritenute subite	(5.443.431)	-	(5.443.431)
	(1.127.881)	**(571.958)**	**(1.699.839)**

Gli acconti su immobilizzazioni materiali includono l'acconto di € 13.000.000, versato a fronte del contratto di appalto stipulato alla fine dell'anno, che ha per oggetto la progettazione e realizzazione della nuova sede sull'area del dismesso stabilimento di Sesto San Giovanni.

Nella voce Altri si evidenzia un credito per € 1.218.695 che la Società ha corrisposto a titolo di monetizzazione degli *standard* urbanistici.

21. Cassa, banche e titoli

La seguente tabella espone la riconciliazione della voce Cassa, banche e titoli con quanto definito come Disponibilità liquide e mezzi equivalenti a livello di rendiconto finanziario.

	31 dicembre 2006	31 dicembre 2005
Conti correnti bancari	8.207.597	9.971.659
Denaro e altri valori in cassa	19.687	12.411
Depositi a termine	-	92.000.000
Disponibilità liquide e mezzi equivalenti	8.227.284	101.984.070
Altri titoli	211.179	-
Totale cassa, banche e titoli	**8.438.463**	**101.984.070**

La significativa variazione rispetto al periodo precedente è comunque da analizzarsi coerentemente con le differenze intervenute nell'indebitamento finanziario.
Per un commento più esaustivo si rimanda comunque alla specifica nota, relativa situazione finanziaria nel suo complesso.

22. Attività non correnti destinate alla vendita

La voce include immobili e terreni non strumentali, per i quali è in corso una trattativa per la cessione degli stessi.

Tali attività, valutate al minore tra il valore netto contabile e il *fair value* al netto dei costi di vendita, includono principalmente il fabbricato di Termoli, sito produttivo fino al 2003, oggetto di una trattativa di vendita in corso.

23. Capitale e riserve

Capitale

Al 31 Dicembre 2006 il capitale sociale è suddiviso in 290.400.000 azioni ordinarie, dal valore nominale di 0,10 euro interamente versate.
Con delibera Assembleare del 24 aprile 2006, l'utile dell'esercizio pari ad € 32.214.464, è stato destinato :
- a utili esercizi precedenti 4.078.863
- a dividendo 28.135.601

Si ricorda che l'utile approvato al 31 dicembre 2005 dall'Assemblea degli azionisti rappresentava il risultato economico determinato in conformità ai principi contabili italiani.

Azioni in circolazione e azioni proprie

La movimentazione delle azioni in circolazione e azioni proprie durante l'esercizio è stata la seguente:

	Numero azioni		
	31 dicembre 2006	31 dicembre 2005	31 dicembre 2004
Azioni in circolazione all'inizio dell'esercizio	281.356.013	281.048.090	280.400.000
Acquisti a favore piano stock option dipendenti	-	(193.800)	(1.231.330)
Vendite	7.693.440	501.723	1.879.420
Azioni in circolazione alla fine dell'esercizio	289.049.453	281.356.013	281.048.090
Totale azioni proprie possedute	**1.350.547**	**9.043.987**	**9.351.910**
% delle azioni proprie sul numero totale di azioni	0,5%	3,1%	3,2%

La movimentazione delle azioni proprie al 31 dicembre 2004 riflette già il frazionamento delle azioni deliberato dall'Assemblea degli azionisti del 29 aprile 2005, che ha approvato il bilancio di esercizio al 31 dicembre 2004, mediante l'emissione di dieci nuove azioni di valore nominale € 0,10 cadauna in sostituzione di ciascuna azione esistente.
Il valore nominale unitario delle azioni proprie è pari a € 0,1.
Le variazioni intervenute nel corso dell'esercizio si riferiscono alla vendita di azioni, in parte in occasione dell'esercizio del piano di *stock option.*
Peraltro nel corso dei primi mesi del 2007 sono state vendute 1.350.000 azioni proprie.

Dividendi pagati e proposti

I dividendi deliberati e pagati nell'esercizio e in quello precedente e i dividendi sottoposti ad approvazione da parte dell'assemblea che approva il bilancio chiuso al 31 dicembre 2006 sono i seguenti:

	Ammontare totale		Dividendo per azione	
	31 dicembre 2006	31 dicembre 2005	31 dicembre 2006	31 dicembre 2005
ordinarie	28.135.601	28.104.809	0,10	0,10
Dividendi proposti su azioni ordinarie	29.039.945 (*)		0,10	

(*) calcolato sulla base delle azioni in circolazione alla data del consiglio di amministrazione del 20 marzo 2007, pari a Nr. 290.399.453, ad esclusione delle azioni proprie.

Altre riserve

	Stock option	*Hedging Reserve*	Totale
Saldo al 1° gennaio 2006	**1.427.752**	-	**1.427.752**
Costo *stock options* dell'esercizio	1.894.912	-	1.894.912
Partecipazione quote stock options società controllate	197.655		197.655
Cash flow hedging	-	3.174.112	3.174.112
Saldo al 31 dicembre 2006	**3.520.319**	**3.174.112**	**6.694.431**

Si ricorda che a seguito della fusione di Barbero 1891 S.p.A sono state ricostituite a norma di legge le seguenti riserve :

- Riserva detrazione I.V.A. 6% - Legge 130/83 per € 22.461
- Riserva detrazione I.V.A. 4% - Legge 675/77 per € 2.443
- Riserva detrazione I.V.A. 6% - Legge 526/82 per € 18.258
- Riserva contributi Legge 696/83 per € 25.823

Al fine della ricostituzione di dette riserve sono stati utilizzati gli utili degli esercizi precedenti.

Riserva per stock option
Il costo complessivamente rilevato a conto economico dell'esercizio a fronte di pagamenti basati su azioni è pari a € 1.894.912.
Inoltre, sono iscritte in contropartita alle relative partecipazioni, l'assegnazione di *stock option* a dipendenti di società controllate.

Hedging Reserve
Tale riserva include la contropartita degli strumenti di copertura dei contratti derivati in essere a fronte del prestito obbligazionario emesso in USD a tasso fisso sul mercato statunitense.

Utili a nuovo
In seguito alla delibera dell'assemblea degli azionisti del 24 aprile 2006, l'utile realizzato al 31 dicembre 2005 è stato destinato a Utili a nuovo per € 4.078.863.
Gli Utili a nuovo includono peraltro gli effetti delle rettifiche conseguenti all'adozione degli IFRS sul patrimonio netto, sia relativi alla transizione ai principi contabili internazionali al 1 gennaio 2005, sia derivanti dagli eventi dell'esercizio 2005.
Per un maggior dettaglio si rimanda tuttavia al documento di transizione allegato al presente bilancio.
Tali utili sono qualificabili come utili disponibili.

Utili (perdite) direttamente iscritti a patrimonio netto
Al 31 dicembre 2006, oltre alla riserva di *cash flow hedging*, pari a € 2.126.655 al netto del relativo effetto fiscale, precedentemente commentata, sono stati imputati direttamente a patrimonio netto una plusvalenza e una minusvalenza realizzate sulla cessione di azioni proprie, pari a € 8.812.292 al netto del relativo effetto fiscale.

Disponibilità delle poste di patrimonio netto

Patrimonio Netto al 31 dicembre 2006		Origine		Possibilità utilizzo	Distribuibilità
		Versamento soci	Utili		
Capitale sociale	29.040.000	7.498.954	21.541.046	0	0
Azioni proprie	-135.055				
Riserva legale	5.808.000	1.499.791	4.308.209	5.808.000	0
Riserva per azioni proprie	0		29.289.471	0	0
Riserva straordinaria	243.221.990		243.221.990	243.221.990	243.221.990
Riserva da conferimento partecipazioni *ex* D. Lgs. 544/92	3.041.357		3.041.357	3.041.357	3.041.357
Riserva detrazione I.V.A. 4% Legge 64/86	591.982		591.982	591.982	591.982
Riserva detrazione I.V.A. 6% Legge 67/86	451.142		451.142	451.142	451.142
Riserva detrazione I.V.A. 6% Legge 130/83	22.461		22.461	22.461	22.461
Riserva detrazione I.V.A. 4% Legge 675/77	2.443		2.443	2.443	2.443
Riserva detrazione I.V.A. 6% Legge 526/82	18.258		18.258	18.258	18.258
Riserva contributi c/capitale L.696/83	25.823		25.823	25.823	25.823
Riserva *cash flow hedging*	2.126.655		-	-	-
Riserva per *stock option*	3.520.319		-	-	-
Utili a nuovo - azioni proprie	-5.287.314		-	-	-
Altri utili esercizi precedenti	129.118.414		129.118.414	129.118.414	129.118.414
	411.566.475	8.998.745	431.632.596	382.301.870	376.493.870
Utile di esercizio	119.584.008				
	531.150.483	**8.998.745**	**431.632.596**	**382.301.870**	**376.493.870**

24. Piano di *stock option*

La Società ha in essere piani di *stock option* deliberati nel corso degli anni, disciplinati sostanzialmente dal piano quadro approvato dall'assemblea degli azionisti il 2 maggio 2001, che prevede l'attribuzione di opzioni per l'acquisto di azioni sia a soggetti legati da un rapporto di lavoro dipendente sia ad Amministratori che a soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo.
Il piano di *stock option* deliberato nel 2001 è stato esercitato dai beneficiari nel luglio 2006. Il prezzo medio dell'azione, alla data di esercizio dell'opzione, è stato pari a € 8,098.
Nel corso del 2004 è stata deliberata la seconda attribuzione di *stock option*, anch'essa disciplinata dal piano quadro approvato dall'assemblea degli azionisti il 2 maggio 2001.
Con la seconda attribuzione, distinta e aggiuntiva rispetto alla prima, le opzioni di acquisto potranno essere esercitate esclusivamente nel periodo compreso tra il 1 e il 30 luglio 2009, con facoltà di utilizzo anche parziale.
Peraltro, nel corso del 2005 e 2006 sono state deliberate altre attribuzioni di *stock option*, anch'esse disciplinate dal piano quadro approvato dall'assemblea degli azionisti il 2 maggio 2001; tali attribuzioni prevedono la possibilità di esercizio in finestre comprese rispettivamente nel periodo novembre 2009 - novembre 2011 e luglio 2011 - luglio 2013.

La tabella che segue mostra l'evoluzione dei piani di *stock option* nei periodi considerati:

	Esercizio 2006		Esercizio 2005	
	Numero di azioni	Prezzo medio di assegnazione / esercizio €	Numero di azioni	Prezzo medio di assegnazione / esercizio €
Diritti esistenti all'inizio del periodo	12.074.197	3,72	12.007.160	3,51
Diritti concessi nel periodo	5.570.554	7,64	852.177	6,10
(Diritti annullati nel periodo)	-	-	(283.417)	3,58
(Diritti esercitati nel periodo)	(5.693.440)	3,10	(501.723)	3,16
(Diritti scaduti nel periodo)	-	-	-	-
Diritti esistenti alla fine del periodo	11.951.311	5,84	12.074.197	3,72
di cui esercitabili alla fine del periodo	-	-	-	-

La vita media residua delle opzioni esistenti al 31 dicembre 2006 è di 3,6 anni (2,18 anni al 31 dicembre 2005).
L'intervallo dei valori dei prezzi di esercizio di queste opzioni è compreso tra € 3,98 e € 7,77.

Il *fair value* medio delle opzioni concesse durante l'esercizio è di € 2,37 (€ 1,07 nel 2005).

Il *fair value* delle *stock option è* rappresentato dal valore dell'opzione determinato applicando il modello *Black - Scholes*, che tiene conto delle condizioni di esercizio del diritto, del valore corrente dell'azione, della volatilità attesa e del tasso privo di rischio.

La volatilità è stata stimata con l'ausilio dei dati forniti da un *provider* di informazioni di mercato, e condivisi con una primaria banca, e corrisponde alla volatilità registrata nei 365 giorni precedenti l'assegnazione del piano.
Questa stima è dovuta al fatto che non esiste una volatilità storica di durata pari al periodo del piano in oggetto.

Davide Campari-Milano S.p.A. possiede azioni proprie da destinarsi al piano di *stock option*. La tabella che segue mostra la movimentazione delle azioni proprie nei periodi considerati:

	Numero azioni proprie		Prezzo di acquisto	
	31 dicembre 2006	31 dicembre 2005	31 dicembre 2006	31 dicembre 2005
Saldo al 1 gennaio	9.043.987	9.351.910	29.289.471	29.779.604
Acquisti	0	193.800	0	1.095.355
Vendite	(7.693.440)	(501.723)	(23.867.102)	(1.585.488)
Saldo al 31 dicembre	1.350.547	9.043.987	5.422.369	29.289.471
% sul numero totale di azioni	0,465%	3,114%		

Stock option agli amministratori e ai direttori generali

Nome e cognome	Carica ricoperta	Opzioni detenute all'inizio dell'esercizio			Opzioni assegnate nel corso dell'esercizio			Opzioni esercitate nel corso dell'esercizio			Opzioni scadute nell'esercizio	Opzioni detenute alla fine dell'esercizio		
		Numero opzioni	Prezzo medio di esercizio	Scadenza media	Numero opzioni	Prezzo medio di esercizio	Scadenza media	Numero opzioni	Prezzo medio di esercizio	Prezzo medio di mercato all'esercizio		Numero opzioni	Prezzo medio di esercizio	Scadenza media
Luca Garavoglia	Presidente	2.240.880	3,35	6 gennaio 2008	651.890	7,67	14 giugno 2012	1.612.900	3,10	8,10		1.279.870	5,86	29 dicembre 2010
Vincenzo Visone	Amministratore Delegato	1.363.040	3,67	6 gennaio 2008	977.835	7,67	14 giugno 2012	483.870	3,10	8,10		1.857.005	5,92	29 dicembre 2010
Stefano Saccardi	Amministratore Delegato	860.650	3,49	6 gennaio 2008	456.323	7,67	14 giugno 2012	483.870	3,10	8,10		833.103	6,00	29 dicembre 2010
Paolo Marchesini	Amministratore Delegato	860.650	3,49	6 gennaio 2008	456.323	7,67	14 giugno 2012	483.870	3,10	8,10		833.103	6,00	29 dicembre 2010

25. Passività finanziarie

Prestito obbligazionario

	Tasso di interesse effettivo	Scadenza	31 dicembre 2006	31 dicembre 2005
Prestito obbligazionario	€ Libor 6M + 60bp	luglio 2015-2018	205.724.923	231.405.529
			205.724.923	**231.405.529**

I debiti per obbligazioni sono relativi al prestito obbligazionario per $ 300.000.000, collocato sul mercato istituzionale statunitense nel corso del 2003.
La transazione è stata strutturata su due tranche di $ 100.000.000 e di $ 200.000.000, con scadenze rispettivamente a 12 e 15 anni, con rimborso in un'unica soluzione (*bullet*).
Le cedole da pagarsi con scadenza semestrale, sono calcolate in base ad un tasso fisso rispettivamente del 4,33% e 4,63%.
Tramite un *cross currency swap* di copertura, la cui scadenza coincide con quella del prestito coperto, si è provveduto a sterilizzare il rischio relativo alle fluttuazioni dei cambi del Dollaro USA e, relativamente ai tassi di interesse, a modificare il profilo di tasso fisso denominato in dollari USA, a tasso variabile su Euro, fissando lo stesso in Euribor 6 mesi più 0,5980% sulla prima *tranche* ed Euribor 6 mesi più 0,5950% sulla seconda *tranche*.
Poiché detto *swap* è qualificabile come copertura delle specifiche posizioni di indebitamento, esso è stato mantenuto al costo, coerentemente con il criterio di valutazione della passività coperta.
Inoltre, al fine di beneficiare ancora per alcuni mesi dei vantaggiosi tassi di interesse a breve, è stata negoziato nel corso del 2006 un *interest rate swap forward starting*, che determinerà il pagamento di un tasso fisso su parte del debito residuo con decorrenza luglio 2008.
Coerentemente con i principi contabili IAS, fino a luglio 2008 la valutazione degli strumenti di copertura avviene integralmente seguendo il metodo del *fair value hedge*, mentre per il periodo dal luglio 2008 alla scadenza del debito, sulla parte di debito che pagherà un tasso fisso, è stato applicato il metodo del *cash flow hedge*.

Altre passività finanziarie non correnti

	Tasso di interesse effettivo	Scadenza	31 dicembre 2006	31 dicembre 2005
Altre passività finanziarie non correnti				
Cross currency swap su prestito obbligazionario	€ Libor 6M + 60bp	luglio 2015-2018	50.738.330	28.437.823
Debiti per leasing immobiliare	€ Libor 3M + 60bp	febbraio 2012	15.986.625	19.037.224
Finanziamento agevolato Minindustria	0,90	febbraio 2015	1.325.805	1.469.648
			68.050.760	**48.944.695**

26. Strumenti finanziari

Fair value
Si espone di seguito un confronto per ogni classe di attività e passività finanziaria, tra il *fair value* della categoria e il corrispondente valore in bilancio.

	Valore di bilancio		*Fair value*	
	31 dicembre 2006	31 dicembre 2005	31 dicembre 2006	31 dicembre 2005
Attività finanziarie				
Cassa e disponibilità presso banche	8.227.284	9.984.070	8.227.284	9.984.070
Depositi a termine	-	92.000.000	-	92.000.000
Titoli a breve negoziabili	211.179	-	211.179	-
	8.438.463	**101.984.070**	**8.438.463**	**101.984.070**
Passività finanziarie				
Debiti verso banche	5.074.551	55	5.074.551	55
Linee di credito	140.029.707	71.505.164	140.029.707	71.505.164
Debiti per leasing immobiliare	19.077.603	22.052.121	19.077.603	22.052.121
Prestito obbligazionario	205.724.923	231.405.529	205.724.923	231.405.529
Fair value strumento derivato	50.738.330	28.437.823	50.738.330	28.437.823
Rateo interessi su prestiti obbligazionari	4.724.322	5.225.028	4.724.322	5.225.028
Finanziamento agevolato Minindustria	1.498.559	1.637.499	1.498.559	1.637.499
Altri debiti finanziari	-	216.513	-	216.513
	426.867.995	**360.479.732**	**426.867.995**	**360.479.732**

Il metodo usato nella determinazione del *fair value* è stato il seguente:

- per la valutazione del *fair value* degli strumenti di copertura si è ricorso all'utilizzo di dati forniti da una primaria agenzia di informazioni finanziarie;
- il *fair value* dei debiti sottostanti è stato ottenuto mediante un'attualizzazione di tutti i flussi finanziari residui ai tassi in essere alla fine dell'esercizio;
- per quanto riguarda le altre attività e passività finanziarie, il *fair value* corrisponde al loro valore nominale trattandosi di poste immediatamente monetizzabili.

Rischio di tasso di interesse

Di seguito vengono esposti per scadenza i valori di bilancio delle singole categorie di strumenti finanziari in base alla loro esposizione al rischio di variazione dei tassi.

31 dicembre 2006 Tasso variabile	entro 1 anno	1 - 2 anni	2 - 3 anni	3 - 4 anni	4 - 5 anni	oltre 5 anni	Totale
Attività finanziarie							
Conti correnti bancari e depositi a termine	8.227.284						8.227.284
Titoli a breve negoziabili	211.179						211.179
	8.438.463	**0**	**0**	**0**	**0**	**0**	**8.438.463**
Passività finanziarie							
Debiti verso banche	5.074.551						5.074.551
Linee di credito	140.029.707						140.029.707
Debiti per *leasing* immobiliare	3.090.978	3.131.723	3.192.605	3.276.679	6.385.618	0	19.077.603

Prestito obbligazionario						205.724.923	205.724.923
Fair value su prestito obbligazionario						50.738.330	50.738.330
Rateo interessi su prestito obbligazionario	4.724.322						4.724.322
Finanziamento agevolato Minindustria	154.512	147.959	153.285	158.804	164.520	719.479	1.498.559
	153.074.070	**3.279.682**	**3.345.890**	**3.435.483**	**6.550.138**	**257.182.732**	**426.867.995**
Flussi netti previsti	**(144.635.607)**	**(3.279.682)**	**(3.345.890)**	**(3.435.483)**	**(6.550.138)**	**(257.182.732)**	**(418.429.532)**

TASSO FISSO*							
Finanziamento agevolato Minindustria	154.512	147.959	153.285	158.804	164.520	719.479	1.498.559

31 dicembre 2005 Tasso variabile	entro 1 anno	1-2 anni	2-3 anni	3-4 anni	4-5 anni	oltre 5 anni	Totale
Attività finanziarie							
Conti correnti bancari e depositi a termine	9.984.070						9.984.070
Depositi a termine	92.000.000						92.000.000
Titoli	0						0
	101.984.070	**0**	**0**	**0**	**0**	**0**	**101.984.070**
Passività finanziarie							
Debiti verso banche	55						55
Linee di credito	71.505.164						71.505.164
Debiti per *leasing* immobiliare	3.016.757	3.048.739	3.131.723	3.192.605	3.276.679	6.385.618	22.052.121
Prestito obbligazionario						231.405.529	231.405.529
Fair value su prestito obbligazionario						28.437.823	28.437.823
Rateo interessi su prestito obbligazionario	5.225.028						5.225.028
Altri debiti finanziari	216.513						216.513
Finanziamento agevolato Minindustria	150.635	142.817	147.959	153.285	158.803	884.000	1.637.499
	80.114.152	**3.191.556**	**3.279.682**	**3.345.890**	**3.435.482**	**267.112.970**	**360.479.732**
Flussi netti previsti	**21.869.918**	**(3.191.556)**	**(3.279.682)**	**(3.345.890)**	**(3.435.482)**	**(267.112.970)**	**(258.495.662)**

TASSO FISSO*							
Finanziamento agevolato Minindustria	150.635	142.817	147.959	153.285	158.803	884.000	1.637.499

Rischio di credito

Non si rilevano significativi rischi di credito.

Attività di copertura

o *Copertura dei flussi finanziari*
Al 31 dicembre 2006 la Società ha in essere un *interest rate swap forward starting*, sul prestito obbligazionario, che determinerà il pagamento di un tasso fisso su parte del debito residuo con decorrenza luglio 2008; a partire da tale data fino alla scadenza del debito sulla parte di debito che pagherà un tasso fisso, è stato applicato il metodo del *cash flow hedge.*

o *Copertura del fair value*
La Società ha in essere un *cross currency swap* di copertura sul prestito obbligazionario, la cui scadenza coincide con quella del prestito coperto, tramite il quale è stato sterilizzato il rischio relativo alle fluttuazioni dei cambi del Dollaro USA, e, relativamente ai tassi di interesse, a modificare il profilo di tasso fisso denominato in Dollari Usa, a tasso variabile.
Poiché detto *swap* è qualificabile come copertura delle specifiche posizioni di indebitamento, esso è stato mantenuto al costo, coerentemente con il criterio di valutazione della passività coperta.

27. Trattamento di fine rapporto e altri fondi relativi al personale

Il trattamento di fine rapporto (TFR) del personale spettante ai dipendenti della Società è identificato nella tipologia dei piani a benefici definiti nell'ambito dello IAS 19 (Benefici ai dipendenti).
Questi piani sono soggetti a valutazioni di natura attuariale per esprimere il valore attuale del beneficio, erogabile al termine del rapporto di lavoro, che i dipendenti hanno maturato alla data di bilancio.

Di seguito è esposto un riepilogo dei valori delle obbligazioni ad esse riferite, per gli esercizi 2006 e per i due precedenti.

Il TFR, in quanto obbligazione auto - finanziata non ha attività al proprio servizio.

Obbligazioni per TFR ultimi 3 esercizi	TFR 31 dicembre 2006	TFR 31 dicembre 2005	TFR 31 dicembre 2004
Obbligazioni a benefici definiti	8.601.112	6.813.745	7.679.592

Le tabelle seguenti sintetizzano i componenti del costo netto dei benefici rilevato nel conto economico nell'esercizio 2006 e in quello precedente:

	TFR 31 dicembre 2006	TFR 31 dicembre 2005
Costo per le prestazioni di lavoro corrente	1.725.534	1.092.833
Oneri finanziari sulle obbligazioni	307.137	261.120
(Utili)/perdite attuariali netti	(362.822)	(490.093)
	1.669.849	**863.860**

Le variazioni, nel corso del 2006, del valore attuale dell'obbligazione per benefici definiti sono le seguenti:

	TFR 31 dicembre 2006	TFR 31 dicembre 2005
Valore attuale al 1 gennaio	6.813.745	7.679.592
Valore attuale al 1 gennaio da fusione	2.260.262	-
Credito imposta acconto TFR esercizio precedente	245.812	343.323
Trasferimenti Società del Gruppo	(212.106)	(16.365)
Costo delle prestazioni di lavoro corrente	1.725.534	1.092.833
Benefici pagati	(2.078.762)	(1.810.853)
Oneri finanziari sulle obbligazioni	307.137	261.120
Utili (perdite) attuariali sulle obbligazioni	(362.822)	(490.093)
Credito imposta acconto TFR dell'esercizio	(97.688)	(245.812)
Valore attuale al 31 dicembre	**8.601.112**	**6.813.745**

Le ipotesi principali usate nel determinare le obbligazioni derivanti dai piani descritti sono di seguito illustrati.

	TFR 31 dicembre 2006	TFR 31 dicembre 2005
Tasso di sconto	4,0%	4,0%
Futuri incrementi salariali	3,0%	3,0%
Futuri incrementi delle pensioni	1,2%	1,2%
Tasso di rotazione del personale	5,0%	5,0%
Tasso di inflazione	1,5%	1,5%

I tassi relativi ai costi dell'assistenza sanitaria non entrano nelle ipotesi usate nel determinare le obbligazioni di cui sopra; pertanto eventuali variazioni degli stessi non produrrebbero alcun effetto.

28. Fondi rischi

La tabella che segue mostra i movimenti intervenuti nella voce nel periodo in esame:

	Fondo ristrutt. industriali	F.do ind.suppl.clientela	Altri	Totale
Saldo al 1° gennaio 2006	**2.171.495**	**133.661**	**600.000**	**2.905.156**
Accantonamenti	5.369.600	-	800.000	6.169.600
Incrementi da riclassifiche	-	12.070	-	12.070
Incrementi da fusione	-	1.099.162	-	1.099.162
Utilizzi	(1.953.379)	(1.155.164)	(579.062)	(3.687.605)
Saldo al 31 dicembre 2006	**5.587.716**	**89.729**	**820.938**	**6.498.383**
di cui esborso previsto:				
entro 12 mesi			820.938	
oltre 12 mesi	5.587.715	89.729		

Il fondo ristrutturazione industriale accoglie principalmente la stima a fronte del piano comunicato nei primi giorni del 2007, e precedentemente deciso, a fronte della cessazione dell'attività produttiva nello stabilimento di Sulmona, precedentemente commentata.
In particolare, il fondo iscritto include anche oneri del personale derivanti dalla definizione del nuovo assetto industriale.
I decrementi si riferiscono al definitivo utilizzo del fondo appositamente costituito nell'anno 2002 per la chiusura delle unità produttive di Termoli e di Sesto San Giovanni.

Il fondo rischi e oneri diversi include principalmente oneri futuri afferenti transazioni con personale dipendente per € 400.000, nonché gli oneri previsti per la demolizione del fabbricato sito nelle adiacenze dell'area produttiva di Crodo per € 300.000.

29. Imposte differite

Le differenze temporanee che comportano la rilevazione del fondo imposte differite si riferiscono principalmente ad ammortamenti anticipati e alla rateizzazione di plusvalenze patrimoniali effettuate nei precedenti esercizi.
Le aliquote applicate per lo stanziamento di tali poste corrispondono a quelle in vigore in base alle norme vigenti.
Gli importi accreditati e addebitati a detta voce transitano dal conto economico del periodo, ovvero sono rilevati direttamente a patrimonio netto qualora la passività differita sia anch'essa rilevata a patrimonio netto.
Nella tabella seguente viene riepilogata la rilevazione delle imposte differite e degli effetti conseguenti.

Natura delle differenze temporanee	31 dicembre 2006 Ammontare delle differenze temporanee	Effetto fiscale IRES 33% IRAP 4,25%	31 dicembre 2005 Ammontare delle differenze temporanee	Effetto fiscale IRES 33% IRAP 4,25%
Ammortamenti anticipati	15.955.050	5.943.256	13.460.302	5.321.684
Svalutazione crediti	584.239	192.798	396.488	130.841
Plusvalenze rateizzate	12.609.926	3.540.208	224.635	75.682
Magazzino	2.069.339	770.829	1.705.234	635.200
Fondi	-	-	1.233.661	407.108
Altro	8.776.199	3.327.347	4.797.886	1.440.070
	39.994.753	**13.774.438**	**21.818.206**	**8.010.585**

* Effetto fiscale IRAP laddove applicabile

La variazione del periodo per imposte differite, pari a € 5.763.853 si è così movimentata:

Saldo iniziale imposte differite	8.010.585
Trasferimento imposte da fusione	1.145.297
Incremento imposte differite esercizio IRES	4.925.041
Utilizzo imposte differite esercizio IRES	(910.070)
Incremento imposte differite esercizio IRAP	654.816
Utilizzo imposte differite esercizio IRAP	(51.231)
	13.774.438

30. Debiti verso banche

	31 dicembre 2006	31 dicembre 2005
Debiti verso banche	5.074.551	55
Linee di credito	140.029.707	71.505.164
	145.104.258	**71.505.219**

L'incremento dei debiti bancari a breve è stato determinato in parte dal fabbisogno di disponibilità derivante dall' acquisizione di Glen Grant S.r.l.
Per un commento più completo sulla situazione finanziaria si rimanda alla relativa nota di commento.

31. Altri debiti finanziari

	Tasso di interesse effettivo	Scadenza	31 dicembre 2006	31 dicembre 2005
Debiti per leasing immobiliare quota a breve	€ Libor 3M + 60bp	2007	3.090.978	3.014.897
Finanziamento agevolato Minindustria quota a breve	0,90	2007	172.754	167.851
Rateo interessi su prestito obbligazionario	€ Libor 6M + 60bp	2007	4.724.322	5.225.028
			7.988.054	**8.407.776**

32. Debiti finanziari verso parti correlate

	31 dicembre 2006	31 dicembre 2005
Debiti finanziari verso parti correlate		
Debiti finanziari verso correlate	228.091.348	240.433.027
	228.091.348	**240.433.027**

	Tesoreria	Finanziari	Totale
Teruzzi & Puthod S.r.l.	666.696	-	666.696
Glen Grant S.r.l.	1.924.652	-	1.924.652
Campari Teoranta	-	53.000.000	53.000.000
DI.CI.E. Holding B.V.	-	129.500.000	129.500.000
Lacedaemon B.V.	-	43.000.000	43.000.000
	2.591.348	**225.500.000**	**228.091.348**

Attraverso la tesoreria accentrata vengono gestiti i flussi finanziari infragruppo, regolati a tassi d'interesse di mercato (ovvero Euribor a tre mesi rilevato il giorno precedente la fine di ciascun trimestre solare, maggiorato di uno *spread* che riflette le condizioni di mercato).

33. Debiti verso fornitori

	31 dicembre 2006	31 dicembre 2005
Debiti verso fornitori		
Debiti commerciali verso fornitori terzi Italia	53.449.776	39.364.428
Debiti commerciali verso fornitori terzi Export	6.168.335	7.024.558
Debiti verso Revisori	199.066	266.380
Debiti verso Sindaci	152.612	182.000
	59.969.789	**46.837.366**

34. Debiti verso l'Erario

La voce risulta così composta:

	31 dicembre 2006	31 dicembre 2005
Imposta sul valore aggiunto	-	2.237.942
Imposta di fabbricazione sull'alcool	2.372.582	2.915.112
Ritenute e tasse diverse	1.028.780	765.351
	3.401.362	**5.918.405**

Le ritenute esposte sono correlate alle retribuzioni, liquidazioni e su fatture fornitori del mese di dicembre.

I debiti in questione sono tutti scadenti entro 12 mesi.

35. Debiti verso parti correlate

	31 dicembre 2006	31 dicembre 2005
Debiti verso parti correlate		
Debiti commerciali verso correlate	5.547.777	6.063.563
Altri debiti verso correlate	2.938.663	647.462
	8.486.440	**6.711.025**

Debiti	Commerciali	Diversi	Totale
Campari Italia S.p.A.	78.026	92.421	170.447
Sella & Mosca S.p.A.	444	577.791	578.235
Sella & Mosca Commerciale S.r.l.	15.633	15.351	30.984
Zedda Piras S.p.A.	-	62.585	62.585
Giannina S.r.l.	-	18.231	18.231
Teruzzi & Puthod S.r.l.	-	6.185	6.185
Glen Grant S.r.l.	-	1.962.963	1.962.963
Campari International S.A.M.	34.604	71.753	106.357
Campari Schweiz A.G.	-	126.451	126.451
Campari France	5.419.070	-	5.419.070
Skyy Spirits, LLC	-	4.932	4.932
	5.547.777	**2.938.663**	**8.486.440**

36. Altre passività correnti

	31 dicembre 2006	31 dicembre 2005
Verso personale dipendente	2.662.861	2.402.755
Verso Istituti Previdenziali	1.781.873	1.627.218
Verso Clienti	55.000	35.000
Verso Agenti	185.780	294.616
Risconto plusvalenza su cessione immobile	4.119.057	4.941.933
Risconti passivi	1.581.985	627.910
Altri	148.155	101.016
	10.534.711	**10.030.448**

Nella voce Altre passività correnti viene iscritta la rettifica della plusvalenza realizzata sulla cessione dell'immobile di Via Filippo Turati a Milano.

I risconti passivi si riferiscono a contributi in conto capitale, il cui accredito graduale a conto economico avviene con il criterio sistematico in connessione alla vita utile del bene.

La movimentazione dei contributi aventi assunto carattere di certezza ed iscritti tra le Altre passività correnti è stata la seguente:

	31 dicembre 2006	31 dicembre 2005
Saldo al 1 gennaio	627.755	774.976
Saldo al 1 gennaio da fusione	955.140	-
Ricevuti nell'esercizio	143.650	-
Riconosciuti a conto economico	(146.437)	(147.221)
Inclusi nella voce Altre passività correnti	**1.580.108**	**627.755**

37. Impegni e rischi

Di seguito vengono riportati gli ammontari dovuti dalla Società negli esercizi futuri per contratti di locazione operativa su beni mobili.

	31 dicembre 2006 Pagamenti minimi futuri
Entro un anno	1.866.038
Tra uno e cinque anni	2.345.187
Oltre cinque anni	-
	4.211.225

I contratti di locazione operativa sono relativi ad autovetture per € 1.492.890, a *hardware* per € 1.103.244, a fotocopiatrici per € 299.550 e ad attrezzature impiantistiche e di servizi generali per le unità produttive per € 1.315.541.

L'impegno relativo al contratto di *leasing* finanziario relativamente al complesso immobiliare di Novi Ligure prevede i seguenti pagamenti minimi futuri; si espone inoltre il raccordo tra questi e il loro valore attuale.

	31 dicembre 2006	
	Pagamenti minimi futuri	Valore attuale dei pagamenti futuri
Entro un anno	3.090.978	3.563.038
Tra uno e cinque anni	15.986.625	17.043.470
Oltre cinque anni	-	-
Totale pagamenti minimi	**19.077.603**	**20.606.508**
Oneri finanziari	1.528.905	-
Valore attuale dei pagamenti minimi futuri	**20.606.508**	**20.606.508**

Altri impegni assunti dalla Società per acquisti di beni o servizi sono i seguenti:

	31 dicembre 2006					
	Cespiti	Acquisti materie prime	Sponsorizzazioni	Locazione	Altri	Totale
Entro un anno	2.078.709	17.450.000	1.734.055	3.517.280	37.114.436	61.894.480
Tra uno e cinque anni	-	52.350.000	1.583.431	5.619.132	-	59.552.563
Oltre cinque anni	-	-	-	-	-	-
	2.078.709	**69.800.000**	**3.317.486**	**9.136.412**	**37.114.436**	**121.447.043**

Gli acquisti di materie prime si riferiscono a impegni per acquisti di vino e uve dei vini e spumanti Cinzano.
Le locazioni sono principalmente riferite al contratto di affitto della Società con Core One S.r.l. per l'immobile sito in Via Filippo Turati a Milano, sede della società e di altre controllate italiane.
Le sponsorizzazioni si riferiscono all'impegno contrattuale con la Dorna Sport per il campionato mondiale motociclismo.
La voce Altri accoglie una stima degli impegni contrattuali in essere per l'acquisto di abbigliaggi, merci, materiali di manutenzione e sussidiari, nonché servizi correlati all'attività delle unità produttive della Società.

	31 dicembre 2006
Fidejussioni a terzi	
Redfire, Inc.- a garanzia linea di credito pari a US$ 37.000.000	28.094.153
Koustikos Distilleries S.A. - a garanzia linee di credito e finanziamento	7.100.000
N. Kaloyannis Bros. S.A. - a garanzia linee di credito	4.000.000
Belfor Italia - a garanzia pagamento saldo lavori a Crodo	972.000
Dogana di Milano - a garanzia accise gravanti su merce nel deposito fiscale	13.732.914
Dogana di Milano - a garanzia presentazione bottiglie importate e contrassegnate	4.500.000
Dogana di Milano - a garanzia prodotti in regime sospensivo deposito di Cinisello	400.000
Dogana di Ancona - a garanzia accise gravanti su merce nel deposito fiscale	500.000
Agenzia delle Dogane Regione Piemonte - a garanzia pagamento accise	200.000
Agenzia delle Dogane Regione Piemonte - a garanzia accise su prodotti nel deposito fiscalı	4.500.000
Agenzia delle Dogane Regione Piemonte - per ritiro e detenzione contrassegni di Stato	3.000.000
Agenzia delle Dogane Regione Piemonte - per circolazione contrassegni di Stato in UE ed *extra* UE	1.300.000
Agenzia delle Dogane Regione Piemonte - a garanzia accise su contrassegni	1.800.000
Direzione Comp. Dogane Piemonte - a garanzia accise su prodotti in regime sospensivo	30.000
Direzione Regione Piemonte - a garanzia pagamento consumi energia elettrica	3.796
Regione Piemonte - a garanzia ripristino luoghi di ricerca acque minerali	1.033
Agenzia delle Dogane Regione Abruzzo - a garanzia accise gravanti su prodotti	1.600.000
Agenzia delle Dogane Alessandria - a garanzia accise gravanti su prodotti	2.000.000
Agenzia delle Dogane Alessandria - a garanzia servizi doganali resi	10.000
Agenzia delle Dogane Alessandria - procedura domiciliazione c/o stabilimento di Novi Ligur	10.330
Agenzia delle Dogane Alessandria - a garanzia accise su prodotti spediti in UE - stabilimento di Novi Ligure	1.800.000
Ufficio Dogane di Avezzano - a garanzia diritti doganali	200.000
Ufficio Dogane di Cuneo - a garanzia diritti doganali	1.000
Agenzia delle Dogane Cuneo - a garanzia accise su prodotti nel deposito fiscale di Canale	3.600.000
Direzione Comp. Dogane Torino - a garanzia accise su prodotti in UE	154.937
Direzione Comp. Dogane Torino - a garanzia accise su prodotti in regime di sospensione	25.823
Dogana di Torino - a garanzia globale transito comunitario	103.291
Circoscrizione Dogana di Torino - a garanzia pagamento diritti doganali	155.000
Regione Lombardia - canone concessione pozzi presso stabilimento di Sesto San Giovanni	4.387
Comune di Crodo - a garanzia realizzazione lavori c/o località Molinetto	3.451
Ministero del Commercio Estero - a garanzia titolo di esportazione	69.630
Ministero delle Attività Produttive - a garanzia titolo di esportazione	373.336
Ministero Commercio Internazionale - a garanzia titolo di esportazione	25.000
Snam - a garanzia pagamento bollette metano	41.316
S.A.C. - a garanzia compravendita immobile in Roma - Via Oderisi da Gubbio 13	103.291
Edison Energia - a garanzia fornitura energia elettrica	96.400
A.N.A.S. - a copertura lavori su strada statale n. 659 del Piemonte	2.066
Geico Nord - a garanzia pagamento forniture gas	20.658
Comune di Sesto S.Giovanni-a garanzia oneri di urbanizzazione nuovi uffici a Sesto	200.000
Comune di Sesto S.Giovanni-a garanzia contributo aggiuntivo urbanizzazione stimato	2.434.762
Comune di Sesto S.Giovanni-a garanzia penale per edilizia convenzionata non ceduta in locazione	737.218
Creditori Davide Campari-Milano S.p.A. - a garanzia pagamento creditori in seguito a fusione di Barbero 1891 S.p.A.	17.800.000
Creditori Barbero 1891 S.p.A. - a garanzia pagamento creditori in seguito a fusione di Davide Campari-Milano S.p.A.	2.000.000
Royal Bank - garanzia su impegno assunto da Glen Grant Distillery per GBP 40.000	59.568
MT ACQUIS.CORP. - fidejussione a garanzia linee di credito pari a US$ 32.000.000	24.297.646
Azienda Autonoma Ferrovie dello Stato - a garanzia diritti doganali sullo zucchero	15.494
	128.078.500

	31 dicembre 2006
Fidejussioni a società del Gruppo	
Campari Italia S.p.A. - a garanzia fidejussioni diverse a favore di terzi	904.872
Zedda Piras S.p.A. - a garanzia fidejussioni diverse a favore di terzi	94.124
Sella & Mosca S.p.A. - a garanzia fidejussioni diverse a favore di terzi	3.291.277
	4.290.273
Canone utilizzo beni di terzi	
Pellegrini S.p.A. - *leasing* per attrezzature ed arredi mensa stabilimento Novi Ligure	54.255
	54.255
Garanzie a terzi	
Redfire, Inc. - a garanzia finanziamento *private placement* per US$ 170.000.000	126.803.341
Core One S.r.l. - a garanzia contratto locazione immobile di Via Filippo Turati 27 a Milano	706.250
Core One S.r.l. - a garanzia contratto locazione immobile di Via Filippo Turati 25 a Milano	36.592
	127.546.183

Tra le Garanzie a terzi figura quella rilasciata da Davide Campari-Milano S.p.A. a fronte del collocamento sul mercato americano di un *private placement* a primari investitori istituzionali del valore di US$ 170.000.000, effettuato da Redfire, Inc.

38. Parti correlate

I rapporti con le società del Gruppo rientrano nell'abituale attività della controllante.
Le principali attività infragruppo, regolate a prezzi di mercato, si sono sviluppate attraverso rapporti contrattuali che in particolare hanno riguardato:

- ✓ gestione delle partecipazioni;
- ✓ regolazione dei flussi finanziari attraverso la tesoreria accentrata;
- ✓ condivisione di servizi generali, amministrativi e legali;
- ✓ assistenza relativa ai servizi informatici;
- ✓ accordi di natura commerciale.

Non si evidenziano rapporti con la società controllante.
Inoltre, non è intervenuto nessun rapporto con le società da questa controllate, diverse dalle società del Gruppo Campari.
Tuttavia, per un maggior dettaglio relativamente ai rapporti con le società del Gruppo si rinvia anche a quanto contenuto nelle singole note alle voci di bilancio, nonché a quanto esplicitato nella relazione sulla gestione del bilancio consolidato.
Non sono state poste in essere operazioni che rivestano carattere di atipicità rispetto alla normale attività dell'impresa.

Ai sensi della delibera Consob 15519 del 27 luglio 2006, viene presentato apposito schema di Conto economico, in cui sono separatamente evidenziati i rapporti con parti correlate, come descritte dallo IAS 24.

I rapporti economici tra le parti correlate risultanti dal conto economico della Società, sono i seguenti:

	31 dicembre 2006	31 dicembre 2005
Vendite nette	290.076.257	243.403.404
Costo del venduto	29.086.671	21.689.093
Pubblicità e promozioni	6.551.346	(1.190.375)
Costi di vendita e distribuzione	1.309.727	1.108.084
Spese generali e amministrative e altri costi operativi	6.965.727	5.423.839
Altri (oneri) e proventi non ordinari	495.817	322.819
Dividendi	112.388.754	28.306.832
Proventi (oneri) finanziari netti	(5.540.595)	(4.533.450)
	441.333.704	**294.530.246**

Inoltre, di seguito sono evidenziati gli ammontari dei rapporti di natura commerciale e di natura finanziaria posti in essere con le parti correlate.

	Ricavi	Costi	Totale
Campari Italia S.p.A.	279.294.658	1.431.813	277.862.845
Campari International S.A.M.	91.011.051	639.809	90.371.242
Sella & Mosca S.p.A.	1.712.009	9.358	1.702.651
Zedda Piras S.p.A.	526.910	11.564	515.346
Sella & Mosca Commerciale S.r.l.	8.376.859	58.701	8.318.158
Teruzzi & Puthod S.r.l.	3.591	14.814	(11.223)
Giannina S.r.l.	1.435	27	1.408
Glen Grant S.r.l.	3.115.677	23.802	3.091.875
Campari Finance Belgium S.A.	1.514.902	-	1.514.902
Campari do Brasil Ltda.	180.270	-	180.270
Campari Deutschland Gmbh	111.276	5.000	106.276
Campari France	132.735	28.383.797	(28.251.062)
Campari Teoranta	253.989	1.680.767	(1.426.778)
Campari Schweiz A.G.	70.596	79.910	(9.314)
DI.CI.E. Holding B.V.	77.000.000	4.031.030	72.968.970
N. Kaloyannis Bros. S.A.	22.691	-	22.691
Lacedaemon B.V.	-	1.364.763	(1.364.763)
Prolera LDA	5.200.000	-	5.200.000
Skyy Spirits, LLC	273.221	8.474	264.747
Koutsikos Distilleries S.A.	16.967	-	16.967
Glen Grant Ltd.	200.996	-	200.996
Barbero 1891 S.p.A.	10.057.500	-	10.057.500
	479.077.333	**37.743.629**	**441.333.704**

Partecipazioni degli amministratori, dei sindaci e dei direttori generali

Cognome e nome	Società partecipata	Numero azioni possedute alla fine dell'esercizio precedente	Numero azioni acquistate	Numero azioni vendute	Numero azioni possedute alla fine dell'esercizio in corso
Garavoglia Luca	Davide Campari-Milano S.p.A.	-	1.612.900	1.612.900	-
Perelli-Cippo P.Marco	Davide Campari-Milano S.p.A.	60.000	-	-	60.000
Visone Enzo	Davide Campari-Milano S.p.A.	60.000	484.470	483.870	60.600
Saccardi Stefano	Davide Campari-Milano S.p.A.	15.000	483.870	498.870	-
Marchesini Paolo	Davide Campari-Milano S.p.A.	-	483.870	483.870	-
Ferrero Cesare	Davide Campari-Milano S.p.A.	-	-	-	-
Ruggiero Renato	Davide Campari-Milano S.p.A.	-	-	-	-
Rubboli Giovanni	Davide Campari-Milano S.p.A.	-	-	-	-
Grande Stevens Franzo	Davide Campari-Milano S.p.A.	-	-	-	-
Zondervan A.Machiel	Davide Campari-Milano S.p.A.	-	-	-	-
Tracanella Umberto	Davide Campari-Milano S.p.A.	-	-	-	-
Ortolani Antonio	Davide Campari-Milano S.p.A.	-	-	-	-
Lazzarini Alberto	Davide Campari-Milano S.p.A.	5.000	-	-	5.000

Le retribuzioni e i compensi degli amministratori della Società, qualificati come dirigenti a responsabilità strategica, sono state le seguenti:

	31 dicembre 2006	31 dicembre 2005
Benefici a breve termine	4.649.506	3.378.544
Benefici *post* impiego (TFR)	18.337	18.273
Indennità per la cessazione del rapporto di lavoro	-	-
Pagamenti basati su azioni	-	-
Altri benefici a lungo termine	-	-
	4.667.843	**3.396.817**

Le informazioni relative ai piani di *stock option* esercitate e assegnate nell'esercizio, sono incluse nel punto 24 Piano di *stock option* della presente nota.

Compensi corrisposti agli amministratori, ai sindaci e ai direttori generali

SOGGETTO	DESCRIZIONE CARICA			COMPENSI				
Cognome e nome	Carica ricoperta	Periodo per cui è stata ricoperta la carica	Scadenza della carica	Emolumenti per la carica nella Società che redige il bilancio	Benefici non monetari	Bonus ed altri incentivi	Altri compensi	Totale
GARAVOGLIA LUCA	Presidente	01/01/06-31/12/06	appr. bilancio 2006	1.045.000		100.000		1.145.000
PERELLI CIPPO MARCO	Consigliere	01/01/06-31/12/06	appr. bilancio 2006	37.500				37.500
VISONE VINCENZO	Amministratore Delegato	01/01/06-31/12/06	appr. bilancio 2006	385.000			1.824.500	2.209.500
SACCARDI STEFANO	Amministratore Delegato	01/01/06-31/12/06	appr. bilancio 2006	289.000	4.685	50.000	130.872	474.557
MARCHESINI PAOLO	Amministratore Delegato	01/01/06-31/12/06	appr. bilancio 2006	289.000	4.627	50.000	128.390	472.017
FERRERO CESARE	Consigliere	01/01/06-31/12/06	appr. bilancio 2006	50.000				50.000
GRANDE STEVENS FRANZO	Consigliere	01/01/06-31/12/06	appr. bilancio 2006	37.500				37.500
RUBBOLI GIOVANNI	Consigliere	01/01/06-31/12/06	appr. bilancio 2006	62.500				62.500
RUGGIERO RENATO	Consigliere	01/01/06-31/12/06	appr. bilancio 2006	25.000				25.000
ZONDERVAN ANTON MACHIEL	Consigliere	01/01/06-31/12/06	appr. bilancio 2006	50.000				50.000
OTTOLENGHI PIERLEONE	Consigliere	01/01/06-09/11/06	appr. bilancio 2006	12.500				12.500
Totale Amministratori				**2.283.000**	**9.312**	**200.000**	**2.083.762**	**4.576.074**
TRACANELLA UMBERTO	Sindaco Effettivo	01/01/06-31/12/06	appr. bilancio 2006	75.000				75.000
ORTOLANI ANTONIO	Sindaco Effettivo	01/01/06-31/12/06	appr. bilancio 2006	50.000			64.651	114.651
LAZZARINI ALBERTO	Sindaco Effettivo	01/01/06-31/12/06	appr. bilancio 2006	50.000			26.734	76.734
Totale Sindaci				**175.000**	**0**	**0**	**91.385**	**266.385**
Totale Generale				**2.458.000**	**9.312**	**200.000**	**2.175.147**	**4.842.459**

39. Procedure di gestione del rischio e operazioni di copertura

I principali strumenti finanziari della Società includono conti correnti e depositi a breve, passività finanziarie verso banche a breve e lungo periodo, *leasing* finanziari e prestiti obbligazionari.
L'obiettivo è quello di finanziare l'attività operativa della Società e del Gruppo.
Inoltre, la Società ha crediti e debiti commerciali derivanti dalla propria attività.
Davide Campari-Milano S.p.A fa ricorso a strumenti derivati, principalmente *interest rate swap, cross currency swap* e contratti *forward* per la copertura dei rischi di tasso di interesse e di cambio.
I principali rischi finanziari a cui si espone la Società sono quelli di mercato (valuta e tasso di interesse), di credito e di liquidità; di seguito si espone una descrizione di questi rischi e le modalità di gestione degli stessi.

Peraltro, per una più esaustiva descrizione dei rischi cui è soggetta la Società, si rimanda a quanto contenuto nella nota integrativa del bilancio consolidato.

Rischio di credito
Per quanto riguarda le transazioni commerciali, la Società opera principalmente con società del Gruppo.
Di conseguenza la Società non è sostanzialmente esposta a rischio di credito.

Rischio di cambio
La Società ha in essere un prestito obbligazionario in valuta Dollari USD, a fronte del quale sono stati posti in essere strumenti derivati di copertura.
Inoltre, al 31 dicembre 2006 non risultano iscritte significative poste di credito e debito esposti a rischio di cambio.

Rischio di tasso di interesse
Per cogliere le opportunità offerte dai contenuti tassi di interesse esistenti sul mercato, negli anni passati, la Società ha provveduto a convertire gli strumenti finanziari a lungo termine emessi a un tasso fisso, e quindi esposti al rischio sul *fair value*, in debito a tasso variabile tramite un *interest rate swap*. Nel corso del 2006, a seguito dell'innalzamento dei tassi d'interesse, sia in area Euro che in area Dollaro USA, la Società ha ricondotto parte del debito denominato in Euro a un tasso fisso ancorché con decorrenza luglio 2008 (importo e tasso negoziato), tramite un *interest rate swap forward starting*.
Tutte le altre passività finanziarie, ad eccezione di un finanziamento di importo non significativo, sono a tassi variabili, così come le attività finanziarie.
Questo espone il Gruppo al rischio di oscillazioni dei tassi.

Rischio di liquidità
L'elevata capacità di generare cassa tramite le proprie attività operative consente alla Società di ridurre il rischio di liquidità, inteso come difficoltà a reperire fondi per far fronte al regolamento delle proprie passività finanziarie.

Rischio di default: negative pledge e covenant sul debito
Per quanto riguarda i debiti finanziari della Società, i contratti relativi al prestito obbligazionario, prevedono dei *negative pledge* e dei *covenant*.
Per quanto riguarda i primi, le clausole mirano a limitare la possibilità per la Società di concedere significativi diritti a terzi su attività della Società stessa; in particolare, questi contratti stabiliscono vincoli specifici per quanto riguarda la dismissione e il rilascio di garanzie su immobilizzazioni.
I *covenant* includono l'obbligo per la Società di rispettare determinati livelli di indici finanziari, il più significativo dei quali mette in relazione l'indebitamento netto con alcuni livelli di redditività.

In mancanza di rispetto delle clausole sopra descritte, dopo un periodo di osservazione nel quale tali violazioni non siano state sanate, la Società può essere chiamata al pagamento del debito residuo.
Il valore di tali rapporti è costantemente monitorato dalla Società, e a oggi risulta essere significativamente lontano dalle soglie che determinerebbero l'inadempimento contrattuale.

40. Dipendenti

La totalità dei dipendenti della Società presta la propria attività in Italia.

La ripartizione per categoria è la seguente:

	31 dicembre 2006	31 dicembre 2005
Dirigenti	36	30
Impiegati	233	240
Operai	229	248
Totale	**498**	**518**

41. Eventi successivi alla chiusura del bilancio

Come descritto nei commenti degli amministratori, successivamente alla chiusura del bilancio è stata deliberata la fusione per incorporazione di Glen Grant S.r.l. in Davide Campari Milano S.p.A.

Inoltre, è prevista la futura cessazione dell'attività produttiva nello stabilimento di Sulmona e la conseguente chiusura dell'impianto.
A fronte di tale evento, la Società ha già iscritto nel bilancio al 31 dicembre 2006 un fondo ristrutturazione industriale, che accoglie gli oneri futuri derivanti dagli impatti occupazionali che ne conseguiranno.
Peraltro si renderà necessaria una riorganizzazione e razionalizzazione delle attività produttive, nell'ambito degli stabilimenti della Società.
Da tali operazioni deriveranno potenziali ulteriori oneri e possibili proventi.

42. Proposta di destinazione degli utili

A conclusione delle presenti note di commento al bilancio d'esercizio, Vi invitiamo ad approvare il bilancio relativo all'esercizio chiuso al 31 dicembre 2006, primo redatto secondo i principi contabili internazionali IFRS, e Vi invitiamo a destinare l'utile pari a € 119.584.008, come segue:
- distribuire un dividendo pari a € 0,10 per azione in circolazione, a eccezione di quelle proprie detenute dalla Società, pari a numero 290.399.453 alla data del Consiglio di Amministrazione, corrispondente a un dividendo complessivo di € 29.039.945;
- destinare € 90.544.063 a riserva utili esercizi precedenti.

43. Transizione ai Principi Contabili Internazionali (IFRS) di Davide Campari-Milano S.p.A.

A seguito dell'entrata in vigore del Regolamento europeo 1606 del 19 luglio 2002, a partire dal 1 gennaio 2005, il Gruppo Campari ha adottato i Principi Contabili Internazionali (IFRS) emanati *dall'International Accounting Standards Board* (IASB) e omologati in sede comunitaria per la redazione del bilancio consolidato. In ossequio alla normativa nazionale, attuativa del suddetto Regolamento, il primo bilancio d'esercizio di Davide Campari-Milano S.p.A. redatto in base ai medesimi principi è quello relativo all'esercizio 2006. Conseguentemente la Capogruppo ha presentato i dati contabili relativi all'esercizio precedente secondo gli IFRS.

Questa nota fornisce le riconciliazioni tra il risultato economico ed il patrimonio netto secondo i principi contabili italiani ed il risultato economico ed il patrimonio netto risultanti dall'applicazione degli IFRS relativi all'esercizio 2005, presentati ai fini comparativi, così come richiesto dall'IFRS 1 - *Prima adozione degli IFRS*, nonché le relative note esplicative.

La descrizione dei principi contabili adottati dalla Capogruppo Davide Campari-Milano S.p.A. a partire dal 1 gennaio 2006 è esposta al Paragrafo Sintesi dei Principi contabili applicati nelle note esplicative, cui si rinvia integralmente.

Prima applicazione dei principi contabili internazionali (IFRS 1)

Davide Campari-Milano S.p.A. ha applicato i Principi Contabili Internazionali (IFRS) adottando un approccio retrospettico, a eccezione dei casi, di seguito descritti, in cui si è avvalsa della facoltà di applicare le esenzioni concesse dall'IFRS 1.

Inoltre, Davide Campari-Milano S.p.A., avendo adottato i principi contabili internazionali per la redazione del proprio bilancio d'esercizio successivamente rispetto al bilancio consolidato del Gruppo Campari (la cui data di transizione è il 1 gennaio 2004), ha valutato le attività e passività secondo gli IFRS agli stessi valori in entrambi i bilanci (d'esercizio e consolidato), a eccezione delle voci oggetto di rettifiche di consolidamento.

Pertanto, le opzioni contabili adottate dalla Società in sede di prima applicazione dei principi contabili internazionali sono le seguenti:

- **valutazione di attività e passività**: la Società ha scelto di valutare le attività e le passività alla data di transizione (1 gennaio 2005) agli stessi valori già utilizzati ai fini della redazione della situazione contabile predisposta per la redazione del bilancio consolidato del Gruppo Campari al 31 dicembre 2004;
- **aggregazioni di imprese**: la Società ha scelto di non applicare in modo retrospettico l'IFRS 3 - *Aggregazioni di imprese* alle operazioni avvenute prima della data di transizione agli IFRS; ciò ha comportato, inoltre, l'interruzione del processo di ammortamento dell'avviamento e dei marchi iscritti al 1 gennaio 2004 (data di applicazione degli IFRS da parte del Gruppo Campari);
- ***fair value* o rideterminazione del valore, come sostituto del costo**: la Società ha optato per il mantenimento del costo storico, in alternativa al *fair value* o al costo rivalutato, alla data di transizione, mantenendo le rivalutazioni, effettuate prima del 1 gennaio 2004, che hanno portato ad una rideterminazione del valore, alla data in cui la rivalutazione è stata effettuata, prossima al *fair value*;
- **benefici ai dipendenti**: la Società ha deciso di riconoscere tutti gli utili e le perdite attuariali cumulati, risultanti al 1 gennaio 2004, derivanti dalle valutazioni dei benefici ai dipendenti a prestazioni definite;
- **strumenti finanziari**: la Società ha optato per l'applicazione dei principi IAS 39 - *Strumenti finanziari: rilevazione e valutazione* e IAS 32 - *Strumenti finanziari: esposizione nel bilancio e informazioni integrative* a partire dal 1° gennaio 2005;

- **pagamenti in azioni**: nel caso di operazioni con pagamento basato su azioni regolate con strumenti rappresentativi di capitale, la Società ha applicato l'IFRS 2 - *Pagamenti basati su azioni* alle attribuzioni di *stock option* deliberate dopo il 7 novembre 2002 e non ancora maturate alla data di entrata in vigore dell'IFRS 2 (1° gennaio 2005).

Per quanto concerne i nuovi schemi di bilancio, la Capogruppo, consistentemente con gli schemi presentati nel bilancio consolidato del Gruppo Campari, ha adottato quale metodo di rappresentazione:

- con riferimento allo stato patrimoniale, la distinzione delle attività e passività secondo il criterio "corrente / non corrente";
- con riferimento al conto economico, la classificazione dei costi per destinazione;
- con riferimento al rendiconto finanziario, la determinazione dei flussi con il metodo "indiretto".

Infine, per una maggior comprensione degli effetti della transizione agli IFRS sul bilancio della Capogruppo, relativamente ad alcune poste significative in esso contenute si precisa che:

- le fusioni per incorporazione non sono state considerate *business combination*, in quanto non implicano l'acquisizione del controllo, ma sono esclusivamente dettate da esigenze di razionalizzazione della struttura organizzativa del Gruppo;
- l'avviamento iscritto nel bilancio alla data di transizione include anche il risultato di operazioni di fusione per incorporazione avvenute precedentemente e contabilizzate secondo i principi contabili italiani; trattandosi di operazioni avvenute con società già sottoposte a controllo, non sono state considerate *business combination.*; alla luce delle attuali interpretazioni del trattamento contabile da applicare a tali operazioni nel bilancio separato della Capogruppo redatto secondo gli IFRS e in attesa di futuri chiarimenti al riguardo, si è ritenuto opportuno privilegiare la scelta della continuità dei valori inclusi nel bilancio d'esercizio redatto secondo i principi contabili italiani.

Riconciliazioni richieste dall'IFRS 1

Ai fini di illustrare il passaggio agli IFRS, in applicazione a quanto disposto dall'IFRS 1, sono di seguito indicati:

- effetti della transizione agli IFRS sulla situazione patrimoniale al 1 gennaio 2005;
- effetti della transizione agli IFRS sulla situazione patrimoniale al 31 dicembre 2005;
- riconciliazione del patrimonio netto al 1 gennaio e 31 dicembre 2005;
- effetti della transizione agli IFRS sul conto economico dell'esercizio 2005;
- riconciliazione del risultato netto relativo all'esercizio 2005;
- note esplicative;
- rettifiche di rilievo apportate al rendiconto finanziario dell'esercizio 2005 a seguito della transizione agli IFRS.

I dati qui esposti, riferiti al 1 gennaio e al 31 dicembre 2005, sono stati assoggettati a revisione contabile completa.

Effetti della transizione agli IFRS sulla situazione patrimoniale al 1 gennaio 2005

€ / 000	Effetti transizione IFRS Principi contabili italiani	Riclassificazioni	Note	Rettifiche	Note	IFRS
ATTIVITÀ						
Attività non correnti						
Immobilizzazioni materiali nette	71.936	(3.073)	i, ii	26.717	C, E	95.580
Investimenti immobiliari	-	3.966	i	-		3.966
Avviamento e marchi	162.535	-		9.086	B	171.621
Attività immateriali a vita definita	3.927	(2.561)	ii, iii	(489)	A	877
Partecipazioni in società controllate	584.753	-		-		584.753
Azioni proprie	29.780	-		(29.780)	L	-
Imposte anticipate	5.431	-		999	I, M	6.430
Altre attività non correnti	3.375	(343)	iv	-		3.032
Totale attività non correnti	**861.737**	**(2.011)**		**6.533**		**866.259**
Attività correnti	-	-		-		-
Rimanenze	36.919	-		1.203	D	38.122
Crediti commerciali	37.670	-		-		37.670
Crediti finanziari, quota a breve	22.103	(3.381)	v	-		18.722
Cassa, banche e titoli	55.740	(2)		-		55.738
Altri crediti	17.682	2		(259)	E	17.425
Totale attività correnti	**170.114**	**(3.381)**		**944**		**167.677**
Attività non correnti destinate alla vendita	-	87	i	-		87
Totale attività	**1.031.851**	**(5.305)**		**7.477**		**1.034.023**
PASSIVITÀ E PATRIMONIO NETTO						
Patrimonio netto						
Capitale	29.040	-		-		29.040
Riserve	424.858	-		(20.558)		404.300
Totale patrimonio netto	**453.898**	**-**		**(20.558)**		**433.340**
Passività non correnti						
Prestiti obbligazionari	257.954	(1.581)	iii	(56.343)	M	200.030
Altre passività finanziarie non correnti	1.625	-		81.363	E, M	82.988
Trattamento di fine rapporto	8.678	(343)	iv	(655)	F	7.680
Fondi per rischi e oneri futuri	6.225	-		(481)	G	5.744
Imposte differite	4.152	-		1.499	I	5.651
Totale passività non correnti	**278.634**	**(1.924)**		**25.383**		**302.093**
Passività correnti						
Debiti verso banche	56.388	(7.955)	v, vi	-		48.433
Altri debiti finanziari	183.455	4.574	vi	2.944	E	190.973
Debiti commerciali	40.610	-		(292)	E	40.318
Debiti verso l'erario	5.335	-		-		5.335
Altre passività correnti	13.531	-		-		13.531
Totale passività correnti	**299.319**	**(3.381)**		**2.652**		**298.590**
Totale passività e patrimonio netto	**1.031.851**	**(5.305)**		**7.477**		**1.034.023**

Effetti della transizione agli IFRS sulla situazione patrimoniale al 31 dicembre 2005

€ / 000	Principi contabili italiani	Riclassificazioni	Note	Rettifiche	Note	IFRS
	Effetti transizione IFRS					
ATTIVITÀ						
Attività non correnti						
Immobilizzazioni materiali nette	67.276	(3.314)	i, ii	25.865	C, E	89.827
Investimenti immobiliari	-	3.964	i	-		3.964
Avviamento e marchi	153.588	-		18.033	B	171.621
Attività immateriali a vita definita	5.645	(2.138)	ii, iii	(2.115)	A	1.392
Partecipazioni in società controllate	597.753	-		-		597.753
Azioni proprie	29.289	-		(29.289)	L	-
Imposte anticipate	3.355	-		1.844	I, M	5.199
Altre attività non correnti	3.280	(246)	iv	-		3.034
Totale attività non correnti	**860.186**	**(1.734)**		**14.338**		**872.790**
Attività correnti						
Rimanenze	42.978	-		1.706	D	44.684
Crediti commerciali	41.620	-		-		41.620
Crediti finanziari, quota a breve	56.798	(3.254)	v	-		53.544
Cassa, banche e titoli	101.994	(10)		-		101.984
Altri crediti	20.988	7		(222)	E	20.773
Totale attività correnti	**264.378**	**(3.257)**		**1.484**		**262.605**
Attività non correnti destinate alla vendita	-	38	i	-		38
Totale attività	**1.124.564**	**(4.953)**		**15.822**		**1.135.433**
PASSIVITÀ E PATRIMONIO NETTO						
Patrimonio netto						
Capitale	29.040	-		-		29.040
Riserve	428.967	-		(10.713)		418.254
Totale patrimonio netto	**458.007**	**-**		**(10.713)**		**447.294**
Passività non correnti						
Prestiti obbligazionari	257.954	(1.450)	iii	(25.098)	M	231.406
Altre passività finanziarie non correnti	1.470	-		47.475	E, M	48.945
Trattamento di fine rapporto	8.293	(246)	iv	(1.233)	F	6.814
Fondi per rischi e oneri futuri	3.028	-		(123)	G	2.905
Imposte differite	5.220	-		2.791	I	8.011
Altre passività non correnti	216	-		-		216
Totale passività non correnti	**276.181**	**(1.696)**		**23.812**		**298.297**
Passività correnti						
Debiti verso banche	80.000	(8.495)	v, vi	-		71.505
Altri debiti finanziari	240.588	5.238	vi	3.015	E	248.841
Debiti commerciali	53.192	-		(292)	E	52.900
Debiti verso l'erario	5.918	-		-		5.918
Altre passività correnti	10.678	-		-		10.678
Totale passività correnti	**390.376**	**(3.257)**		**2.723**		**389.842**
Totale passività e patrimonio netto	**1.124.564**	**(4.953)**		**15.822**		**1.135.433**

Riconciliazione del patrimonio netto al 1 gennaio e 31 dicembre 2005

€ / 000	Note	1 gennaio 2005	31 dicembre 2005
Patrimonio netto secondo i principi contabili italiani		**453.898**	**458.007**
Costi di impianto e ampliamento e altre immobilizzazioni immateriali	A	(489)	(2.115)
Avviamento e marchi	B	9.086	18.033
Terreni	C	45	90
Rimanenze	D	1.203	1.706
Leasing finanziario	E	1.758	3.793
Benefici ai dipendenti	F	655	1.233
Fondi per rischi e oneri futuri	G	481	123
Imposte anticipate (differite) nette su dette rettifiche	I	(1.495)	(2.048)
Applicazione IAS 32 e 39:			
Azioni proprie	L	(29.780)	(29.289)
Fair value strumenti di copertura, al netto delle relative imposte anticipate (differite)	M	(2.022)	(2.239)
Totale rettifiche		***(20.558)***	***(10.713)***
Patrimonio netto secondo gli IFRS		**433.340**	**447.294**

Effetti della transizione agli IFRS sul conto economico dell'esercizio 2005

		Effetti transizione IFRS					
€ / 000	Principi contabili italiani	Riclass.	Note	Rettifiche	Note	IFRS	
Vendite nette	**243.746**	**-**		**-**		**243.746**	**Vendite nette**
Costo del venduto	(185.669)	-		3.266		(182.403)	Costo del venduto
Margine lordo	**58.077**	**-**		**3.266**		**61.343**	**Margine lordo**
Pubblicità e promozioni	(7.901)	-		38		(7.863)	Pubblicità e promozioni
Costi di vendita e distribuzione	(4.779)	-		16		(4.763)	Costi di vendita e distribuzione
Margine commerciale	**45.397**	**-**		**3.320**		**48.717**	**Margine commerciale**
Spese generali e amministrative e altri costi operativi	(22.412)	131	iii	(2.275)		(24.556)	Spese generali e amministrative e altri costi operativi
Ammortamento avviamento e marchi	(8.948)	-		8.948		-	
Altri (oneri) e proventi non ordinari	1.099	-		-		1.099	Altri (oneri) e proventi non ordinari
Risultato operativo	**15.136**	**131**		**9.993**		**25.260**	**Risultato operativo**
Dividendi da imprese controllate	28.307	-		-		28.307	Dividendi da imprese controllate
Proventi (oneri) finanziari netti	(9.041)	(131)	iii	(1.201)		(10.373)	Proventi (oneri) finanziari netti
Utile prima delle imposte	**34.402**	**-**		**8.792**		**43.194**	**Utile prima delle imposte**
Imposte	(2.188)	-		(447)		(2.635)	Imposte
Utile netto	**32.214**	**-**		**8.345**		**40.559**	**Utile netto**

Riconciliazione del risultato netto relativo all'esercizio 2005

€ / 000	Note	Esercizio 2005
Utile netto secondo i principi contabili italiani		**32.214**
Costi di impianto ed ampliamento ed altre immobilizzazioni immateriali	A	(1.626)
Avviamento e marchi	B	8.948
Terreni	C	45
Rimanenze	D	503
Leasing finanziario	E	2.035
Benefici ai dipendenti	F	578
Fondi per rischi e oneri futuri	G	(358)
Stock option	H	(1.009)
Imposte anticipate (differite) nette su dette rettifiche	I	(553)
Applicazione IAS 32 e 39:		
Fair value strumenti di copertura, al netto delle relative imposte anticipate (differite)	M	(218)
Totale rettifiche		***8.345***
Utile netto secondo gli IFRS		**40.559**

Note esplicative

Di seguito si forniscono le note illustrative delle principali riclassificazioni e poste in riconciliazione del patrimonio e del risultato netto, sorte per effetto della transizione agli IFRS.

Riclassificazioni

i. Investimenti immobiliari

Gli IFRS prevedono l'esposizione in apposita voce dello stato patrimoniale degli investimenti immobiliari, rappresentati da immobili non strumentali di civile abitazione, magazzini, un negozio e un terreno.
Gli investimenti immobiliari sopra indicati sono valutati al costo.
Tale differente esposizione ha comportato una riclassificazione di tali attività, pari a € 3.966 migliaia al 1 gennaio 2005 e € 3.964 migliaia al 31 dicembre 2005, dalla voce Immobilizzazioni materiali nette alla voce Investimenti immobiliari.

Inoltre, gli immobili non strumentali per i quali la probabilità di vendita è elevata, o esiste un impegno irrevocabile di vendita con un soggetto terzo, sono stati riclassificati dalla voce Immobilizzazioni materiali nette alla voce Attività non correnti destinate alla vendita.
Tali attività, valutate al minore tra il valore netto contabile e il *fair value* al netto dei costi di vendita, sono pari a € 87 migliaia al 1 gennaio 2005 e a € 38 migliaia al 31 dicembre 2005.

ii. Migliorie su beni di terzi

Secondo i principi contabili italiani i costi sostenuti per migliorie su beni di terzi aventi utilità pluriennale sono capitalizzati tra le immobilizzazioni immateriali.
Secondo gli IFRS nel caso in cui tali costi siano rappresentati da attività identificabili e separabili dal bene cui si riferiscono, devono essere iscritti tra le attività materiali.
Poiché i costi per migliorie su beni terzi capitalizzati, pari a € 980 migliaia al 1 gennaio 2005 e € 688 migliaia al 31 dicembre 2005, soddisfano i requisiti sopra indicati, sono stati riclassificati dalla voce Attività immateriali a vita definita alla voce Immobilizzazioni materiali nette.

iii. Spese di emissione prestito obbligazionario

Secondo i principi contabili italiani le obbligazioni devono essere esposte al valore nominale residuo in linea capitale; gli eventuali aggi o disaggi di emissione, nonché le spese di emissione, sono differiti ed ammortizzati lungo la durata del prestito.
Secondo gli IFRS il valore delle obbligazioni deve essere esposto al netto di tali costi.
Ciò ha comportato una riclassificazione dei costi di emissione capitalizzati fra le immobilizzazioni immateriali, pari a € 1.581 migliaia al 1 gennaio 2005 e a € 1.450 migliaia al 31 dicembre 2005, in diretta diminuzione della voce Prestiti obbligazionari.

iv. Crediti per imposte su TFR

Secondo gli IFRS l'imposta sostitutiva versata sul trattamento di fine rapporto accantonato deve essere esposta in diretta diminuzione del debito.
Tale impostazione ha comportato la riclassificazione del credito, incluso tra le Altre attività non correnti, pari a € 343 migliaia al 1 gennaio 2005 e a € 246 migliaia al 31 dicembre 2005, in diminuzione della voce Trattamento di fine rapporto.

v. Proventi (oneri) finanziari maturati su strumenti finanziari derivati

La voce Crediti finanziari, quota a breve si decrementa per effetto della riclassificazione, in diminuzione dei debiti verso banche a breve termine, dei ratei, pari a € 3.381 migliaia al 1

gennaio 2005 e a € 3.254 migliaia al 31 dicembre 2005, relativi agli interessi maturati sulle operazioni derivate di copertura (*cross currency swap*) del prestito obbligazionario.

vi. Interessi passivi su prestito obbligazionario

Gli altri debiti finanziari correnti si incrementano per effetto della riclassificazione dai debiti verso banche a breve termine dei ratei per interessi passivi maturati sul prestito obbligazionario, pari a € 4.574 migliaia al 1 gennaio 2005 ed a € 5.238 migliaia al 31 dicembre 2005.

Rettifiche

A - Costi d'impianto ed ampliamento ed altre immobilizzazioni immateriali

Secondo gli IFRS i costi d'impianto e ampliamento e le altre immobilizzazioni immateriali che non presentano i requisiti richiesti per l'iscrizione all'attivo devono essere addebitati a conto economico.
Tale differente impostazione contabile ha determinato i seguenti effetti:

- al 1 gennaio e 31 dicembre 2005 una riduzione del patrimonio netto pari, rispettivamente, a € 489 migliaia e € 2.115 migliaia;
- una diminuzione del risultato netto dell'esercizio 2005, pari a € 1.626 migliaia, principalmente riconducibile alla diretta imputazione a conto economico di costi per consulenze non capitalizzabili.

B - Avviamento e marchi

Secondo gli IFRS l'avviamento e i marchi non sono oggetto di ammortamento, in quanto attività immateriali con vita utile indefinita.
La ricuperabilità del valore di iscrizione è verificata, almeno annualmente, ai fini dell'identificazione di un'eventuale perdita di valore (*impairment*).
La Società, non avendo applicato in modo retrospettico l'IFRS 3 - *Aggregazioni di imprese* alle operazioni avvenute prima della data di transizione, ha dato continuità ai valori dell'avviamento e dei marchi iscritti secondo i principi contabili italiani.
Al fine di verificare la ricuperabilità di tale valore, sono state identificate le *cash generating unit* relative all'avviamento ed ai marchi, sulle quali sono stati effettuati i *test*, che hanno confermato i valori di iscrizione secondo i principi contabili italiani alla data del 1 gennaio 2004 (data di applicazione degli IFRS da parte del Gruppo Campari).
Inoltre, l'applicazione degli IFRS ha comportato l'eliminazione dell'ammortamento relativo a tali voci con:

- un aumento del patrimonio netto al 1 gennaio e 31 dicembre 2005 pari, rispettivamente, a € 9.086 migliaia e € 18.033 migliaia;
- un aumento del risultato netto dell'esercizio 2005 pari a € 8.948 migliaia;

C - Terreni

Secondo i principi contabili italiani i terreni pertinenziali ai fabbricati sono ammortizzati unitamente ai fabbricati stessi, mentre secondo gli IFRS devono essere classificati separatamente e non più ammortizzati.
Tale differente trattamento contabile ha determinato i seguenti effetti:

- un aumento del patrimonio netto al 1 gennaio e 31 dicembre 2005 pari, rispettivamente, a € 45 migliaia e € 90 migliaia;
- un aumento del risultato netto dell'esercizio 2005 pari a € 45 migliaia.

D - Rimanenze

Secondo i principi contabili italiani il costo delle rimanenze può essere determinato con il metodo del costo medio ponderato oppure con il metodo F.I.F.O. o L.I.F.O.
Davide Campari-Milano S.p.A. ha adottato per la valutazione delle rimanenze secondo i principi contabili italiani il metodo L.I.F.O. a scatti annuali.
Gli IFRS non consentono l'applicazione di tale metodo; mentre sono ammessi i metodi F.I.F.O. e costo medio ponderato.
La Società ha scelto di valutare le proprie rimanenze secondo gli IFRS in base al metodo del costo medio ponderato.
L'applicazione di tale differente metodo di valutazione ha determinato i seguenti effetti:

- un aumento del patrimonio netto al 1° gennaio e 31 dicembre 2005 pari, rispettivamente, a € 1.203 migliaia e € 1.706 migliaia;
- un aumento del risultato netto dell'esercizio 2005 pari a € 503 migliaia.

E - Leasing finanziario

Secondo i principi contabili italiani il locatario espone nel proprio bilancio i contratti di *leasing* finanziario secondo il "metodo patrimoniale", imputando per competenza a conto economico i canoni di locazione e senza iscrivere il bene oggetto della locazione, in quanto non titolare del diritto di proprietà.
Secondo i principi contabili internazionali, invece, il locatore deve iscrivere nel proprio bilancio: all'attivo i beni posseduti in base ad un contratto di *leasing*, qualora i rischi e benefici connessi all'uso del bene siano stati ad esso trasferiti, ed al passivo il corrispondente debito finanziario verso il locatore.
Tale differente impostazione contabile ha determinato i seguenti effetti:

- un aumento del patrimonio netto al 1° gennaio e 31 dicembre 2005 pari, rispettivamente, a € 1.758 migliaia e € 3.793 migliaia;
- un aumento del risultato netto dell'esercizio 2005 pari a € 2.035 migliaia.

F - Benefici ai dipendenti

I principi contabili italiani richiedono di rilevare la passività per il trattamento di fine rapporto (T.F.R.) sulla base del debito nominale maturato secondo le disposizioni civilistiche vigenti alla data di chiusura del bilancio; secondo gli IFRS, l'istituto del T.F.R. rientra nella tipologia dei piani a benefici definiti, soggetti a valutazioni di natura attuariale per esprimere il valore attuale del beneficio, erogabile al termine del rapporto di lavoro, che i dipendenti hanno maturato alla data di bilancio.
Tale differente impostazione contabile ha determinato la rilevazione di tutti gli utili e perdite attuariali alla data di transizione, comportando:

- al 1 gennaio e 31 dicembre 2005 un aumento del patrimonio netto pari, rispettivamente, a € 655 migliaia e € 1.233 migliaia;
- una diminuzione del risultato netto dell'esercizio 2005 pari a € 578 migliaia, per effetto di maggiori accantonamenti per T.F.R. e della relativa componente finanziaria.

G - Fondi per rischi e oneri futuri

L'iscrizione dei fondi per rischi ed oneri futuri è sottoposta secondo gli IFRS all'esistenza di specifiche condizioni oggettive. Alla data di transizione la Società ha proceduto all'eliminazione dei fondi per rischi ed oneri iscritti nel bilancio redatto secondo i principi contabili italiani che non rispettavano tali requisiti.
Ciò ha comportato:

- al 1 gennaio e 31 dicembre 2005 un aumento del patrimonio netto pari, rispettivamente, a € 481 migliaia e € 123 migliaia;

- una diminuzione del risultato netto dell'esercizio 2005 pari a € 358 migliaia, per effetto dell'eliminazione dell'utilizzo di tali fondi a conto economico.

H - Stock option

Gli IFRS prevedono che l'ammontare complessivo del valore corrente delle *stock option* alla data di assegnazione sia rilevato a conto economico come costo.
Pertanto i costi per il personale e per servizi includono, coerentemente alla natura sostanziale di retribuzione che assumono, le *stock option* assegnate in data 8 luglio 2004 a soggetti legati da un rapporto di lavoro dipendente, ad amministratori ed a soggetti che rendono abitualmente prestazioni d'opera a favore della Società.
Il costo è determinato con riferimento al *fair value* del diritto assegnato, determinato applicando il modello *Black-Scholes*; la quota di competenza dell'esercizio è determinata *pro-rata temporis* lungo il periodo a cui è riferita l'incentivazione (cosiddetto *vesting period*).
Il *fair value* delle *stock option* è rilevato con contropartita alla voce "Riserva per *stock option*".
Tale differente impostazione ha determinato una diminuzione del risultato netto dell'esercizio 2005 pari a € 1.009 migliaia.

I - Imposte anticipate (differite) nette su dette rettifiche

L'iscrizione delle imposte anticipate e differite relative alle rettifiche sopraindicate derivanti dall'applicazione delle differenti impostazioni contabili conseguenti all'applicazione degli IFRS, ha determinato:
- al 1 gennaio e 31 dicembre 2005 una diminuzione del patrimonio netto pari, rispettivamente, a € 1.495 migliaia e € 2.048 migliaia;
- una diminuzione del risultato netto dell'esercizio 2005 pari a € 553 migliaia.

L - Azioni proprie

Secondo i principi contabili italiani le azioni proprie sono iscritte fra le attività e, nel patrimonio netto, deve essere costituita una riserva specifica vincolata; secondo gli IFRS le azioni proprie devono essere contabilizzate in riduzione del patrimonio netto.
Tale diverso trattamento contabile ha determinato una riduzione del patrimonio netto pari a € 29.780 migliaia al 1 gennaio 2005 e € 29.289 migliaia al 31 dicembre 2005, a fronte dell'eliminazione dall'attivo delle azioni proprie di pari importo.

M – Strumenti derivati di copertura

Secondo i principi contabili italiani gli strumenti derivati sono rappresentati come voci fuori bilancio, mentre secondo lo IAS 39 devono essere obbligatoriamente contabilizzati in bilancio ed iscritti al *fair value*.

La loro rappresentazione varia in base alle finalità di utilizzo:

- gli strumenti di copertura del *fair value* (*fair value hedge*) devono essere iscritti fra le attività o le passività; il derivato ed il relativo elemento coperto sono valutati al *fair value* e le rispettive variazioni di valore sono contabilizzate a conto economico;

- gli strumenti di copertura dei flussi finanziari (*cash flow hedge*) devono essere iscritti fra le attività o le passività: il derivato è valutato al *fair value* e le variazioni di valore sono contabilizzate, per la componente di copertura efficace, al netto del relativo effetto fiscale, direttamente in una riserva di patrimonio netto, che viene rilasciata a conto economico negli esercizi nei quali si manifestano i flussi di cassa dell'elemento coperto.

L'effetto di tale rappresentazione, al netto del relativo effetto fiscale, ha comportato:

- una diminuzione del patrimonio netto al 1 gennaio e 31 dicembre 2005 pari, rispettivamente, a € 2.022 migliaia e € 2.239 migliaia;
- una diminuzione del risultato netto dell'esercizio 2005, pari a € 218 migliaia.

Rettifiche di rilievo apportate al rendiconto finanziario dell'esercizio 2005 a seguito della transizione agli IFRS

Secondo lo IAS 7, il rendiconto finanziario deve evidenziare separatamente i flussi di cassa derivanti dall'attività operativa, di investimento e di finanziamento.

Il rendiconto finanziario presentato dalla Società nel bilancio dell'esercizio chiuso al 31 dicembre 2005 è conforme a tale richiesta, evidenziando separatamente i flussi monetari sopra indicati. In particolare, il flusso di cassa derivante dall'attività operativa è determinato utilizzando il metodo indiretto: secondo tale metodo l'utile del periodo è rettificato degli effetti delle variazioni delle poste che non hanno comportato esborsi, o non hanno generato liquidità (operazioni di natura non monetaria).

Pertanto, l'applicazione degli IFRS non ha comportato rettifiche rilevanti ai flussi monetari evidenziati nel rendiconto finanziario dell'esercizio 2005.

GRUPPO
CAMPARI

PRESS RELEASE

GRUPPO CAMPARI ANNOUNCES THE ACQUISITION OF A CONTROLLING INTEREST OF CABO WABO® TEQUILA

Award-winning ultra premium tequila and one of the fastest growing brands in the US spirits markets

Founded by rock star and tequila connoisseur Sammy Hagar

Deal valued US$ 80 million (€ 60 million) for 80% interest in Cabo Wabo Tequila

Strategic addition to Gruppo Campari portfolio of ultra premium brands in the US

Milan, 7 May 2007 - Gruppo Campari announced that it has reached an agreement with the entrepreneur and rock star Sammy Hagar to **purchase an 80% interest** in **Cabo Wabo Tequila.**

The total **price paid for the acquisition is US$ 80 million** (or € 60 million at current exchange rate), corresponding to 11.8 times the expected EBITDA in 2007. The transaction is anticipated to close in January 2008 and the consideration will be paid for in cash.

"Cabo Wabo is a strategic acquisition for Gruppo Campari as it significantly contributes to build our diverse **portfolio of ultra premium brands in the US**", says Enzo Visone, CEO of Gruppo Campari. "We are proud to have concluded another important deal that not only enables us to further strengthen **our position in the US ultra premium spirits market**, but also to increase Gruppo Campari's focus in tequila **by owning a brand** in a very important and growing category."

Cabo Wabo is an **award-winning ultra premium tequila**, including **Cabo Wabo Reposado, Cabo Wabo Añejo, Cabo Wabo Blanco**, and **new ultra luxury Cabo Uno**, barrel-aged for three years.

With a **volume of approximately 70,000 nine-liter cases,** mainly sold in the US, Cabo Wabo is **one of the fastest growing brands** in the US spirits market

Cabo Wabo enjoys a strong reputation for its **quality, exceptional smoothness and taste, and heritage.** Cabo Wabo's strong credentials are reflected in the Double Gold Award for Reposado - one of many awards won - at the 2006 World Spirits Competition in San Francisco. Produced and bottled in the Tequila region, Mexico, Cabo Wabo is **made from 100% Blue Weber Agave**, and is crafted according to the traditional production methods combined with stringent quality standards that consistently produce the smoothest and finest tequila.

With an increase of c.10% in 2006, **tequila is today one of the fastest growing categories** in the US spirits market. Furthermore, in the US the category **has outperfomed most other major spirits categories** over the last years, mainly thanks to **brand premiumization.**

Founded in 1996 by Sammy Hagar, Cabo Wabo Tequila was firstly imported in the US in 1998 and quickly gained loyal following and success among fans and tequila lovers.

Sammy Hagar, inventor and major shareholder of Cabo Wabo, is a **professional rocker and tequila connoisseur**. After a successful solo-career, he became the lead singer, songwriter for Van

Halen in the 80's and early 90's. Sammy Hagar's love for hand-crafted tequilas led to the development of Cabo Wabo 100% blue agave tequilas.

Sammy Hagar has been the **brand ambassador** and the **creative force** behind the **Cabo Wabo brand.** His inventive energy and endorsement contributed significant value to the creation of Cabo Wabo.

"When I created Cabo Wabo, I never dreamed that it would be received so well by my fans and people who really love good tequila," said Sammy Hagar. "While I am proud of its success, **it's time to let the world have a shot at the best tequila on the planet** and Gruppo Campari can help take us there."

Following the deal closing, **Sammy Hagar** and his associate **Marco Monroy** will continue to **own 20% of Cabo Wabo.**

Gruppo Campari together with Sammy Hagar will join forces in expanding Cabo Wabo world class tequila line. Sammy Hagar will remain **involved in supporting the business** and will continue to be intimately involved in the brand's quality guide lines and in the marketing designed to expand brand awareness and sales in the US and in the rest of the world.

It should be also noted that Gruppo Campari will have the opportunity to buy the remaining 20% **interest** in Cabo Wabo in two tranches of 15% and 5% **through call / put options** to be exercised in 2012 and 2015 respectively.

* * *

CONFERENCE CALL

Please note that Gruppo Campari's management will discuss the acquisition in greater detail during its conference call scheduled for 5:00 p.m. (CET) on Tuesday, 8 May 2007, where 2007 first quarter results will aso be analysed. To participate, please dial one of the following numbers:

- **from Italy:** **800 785 163** (toll free number)
- **from abroad:** **+39 02 6968 2741**

Access code: C132971

The presentation on the acquisition of Cabo Wabo® can be downloaded before the conference call from the Investor Relations homepage of Campari's website, at www.camparigroup.com/investors.

A **recording of the conference call** will be available from 9:00 p.m. (CET) on Tuesday, 8 May 2007 until 9:00 p.m. (CET) on Tuesday, 15 May 2007. To hear it, please call **+44 20 713 69233** (access code: **25772275 #**).

* * *

Gruppo Campari is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the **Italian and Brazilian markets and a strong presence in the US, Germany and Switzerland. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. In the spirits segment stand out internationally renowned brands, such as Campari, SKYY Vodka and Cynar together with leading local brands, such as Aperol, CampariSoda, Glen Grant, Ouzo 12 and Zedda Piras and the Brazilian brands Dreher, Old Eight, Drury's. In the wine segment together with** Cinzano, known world-wide, are Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca and Teruzzi & Puthod all respected wines in their category. In the soft drinks segment are Crodino, Lemonsoda and its respective line extension dominating the Italian market. The Group has over 1,500 employees. The shares of the parent company, Davide Campari-Milano, are listed on the Italian Stock Exchange.

FOR FURTHER INFORMATION:

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

www.camparigroup.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

For US Inquiries:
Pat Reilly
PR & Company on behalf of Skyy Spirits, LLC
Tel: 415/277-6971
Cell: 415/990-3184
Email: pr@prandcompany.com

GRUPPO
CAMPARI

COMUNICATO STAMPA

IL GRUPPO CAMPARI ANNUNCIA L'ACQUISIZIONE DI UNA PARTECIPAZIONE DI CONTROLLO IN TEQUILA CABO WABO®

Ultra premium tequila pluripremiata
e uno dei _brand_ in più forte crescita sul mercato degli _spirit_ in USA

Creata da Sammy Hagar, _rock star_ e grande intenditore di _tequila_

Controvalore della transazione US$ 80 milioni (€ 60 milioni)
per una partecipazione del 80% in Cabo Wabo Tequila

Il Gruppo Campari amplia ulteriormente il proprio portafoglio di marchi
ultra premium nel mercato statunitense

Milano, 7 maggio 2007 - Il Gruppo Campari ha annunciato di avere siglato un accordo con l'imprenditore e *rock star* Sammy Hagar, per l'acquisizione di una **partecipazione del 80%** in **Cabo Wabo Tequila.**

Il **valore dell'operazione è US$ 80 milioni** (€ 60 milioni all'attuale tasso di cambio), pari a un multiplo di 11,8 volte l'EBITDA atteso per il 2007. Il *closing* dell'operazione è previsto per il gennaio 2008 e il corrispettivo sarà pagato in contanti.

Enzo Visone, CEO del Gruppo Campari, ha commentato: "Cabo Wabo è un'acquisizione strategica per il Gruppo Campari perchè contribuisce in misura significativa a rafforzare il nostro portafoglio di **marchi _ultra premium_ nel mercato statunitense.** Siamo orgogliosi di aver siglato un altro importante accordo che ci permette non solo di rafforzare il nostro posizionamento nel mercato americano, ma anche di **aumentare il _focus_ del Gruppo Campari sulla _tequila_ attraverso la proprietà di un marchio** in una categoria molto importante e in forte crescita.".

Cabo Wabo è una *tequila ultra premium* che ha conseguito diversi premi e include **Cabo Wabo Reposado, Cabo Wabo Añejo, Cabo Wabo Blanco** e la nuova ***ultra luxury* Cabo Uno**, invecchiata in botte per tre anni.

Con volumi di vendita di circa **70.000 casse da 9 litri,** principalmente vendute negli Stati Uniti, Cabo Wabo è uno dei marchi con tassi di crescita più elevati sul mercato degli *spirit* statunitense.

Cabo Wabo gode di una forte reputazione per una **qualità, un aroma e un vissuto eccezionali.** Le caratteristiche di Cabo Wabo hanno permesso al *brand* Reposado di vincere nel 2006 il Double Gold Award presso la *World Spirits Competition* a San Francisco. Prodotto e imbottigliato nel paese della Tequila, il Messico, Cabo Wabo deriva **al 100% dalla pianta di agave blu,** ed è realizzato secondo i metodi di produzione tradizionali, nel pieno rispetto di rigorosi *standard* qualitativi, che permettono di ottenere una *tequila* tra le più pure e pregiate.

Con un incremento del 10% circa nel 2006, **la _tequila_ è oggi una delle categorie con tassi di crescita più elevati** nel mercato statunitense degli *spirit*. Negli Stati Uniti, inoltre, la *tequila* ha **sovra-performato la maggior parte delle altre categorie di _spirit_** negli ultimi anni, principalmente grazie alla ***brand premiumization***.

Fondata nel 1996 da Sammy Hagar, Cabo Wabo Tequila è stata importata per la prima volta negli Stati Uniti nel 1998 e si è affermata molto rapidamente e con successo tra i suoi *fan* e gli amanti della *tequila*.

Sammy Hagar, inventore e maggior azionista di Cabo Wabo, è una ***rock star* e un profondo conoscitore di tequila**. Dopo una carriera di successo come solista, è diventato il cantante e autore di testi dei Van Halen negli anni '80 e primi anni '90. La passione di sammy Hagar per le *tequila* prodotte artigianalmente ha portato alla creazione e allo sviluppo delle *tequila* Cabo Wabo al 100% di agave blu.

Sammy Hagar è stato **l'ambasciatore per il *brand* Cabo Wabo e la forza creativa** alla base del suo successo. La sua inventiva e il suo impegno hanno contribuito in maniera significativa alla creazione di Cabo Wabo.

"Quando ho creato Cabo Wabo non mi sarei mai immaginato che sarebbe stata accolta così positivamente dai miei *fan* e dagli amanti della *tequila*" ha commentato Sammy Hagar. "Sono orgoglioso del suo successo ed è venuto il momento di permettere al mondo intero di poter apprezzare la miglior *tequila* del pianeta e il Gruppo Campari ci permetterà di raggiungere l'obiettivo".

Successivamente al *closing* dell'operazione, Sammy Hagar e il suo socio Marco Monroy **continueranno a possedere il 20% di Cabo Wabo.**

Il Gruppo Campari e Sammy Hagar uniranno le forze per espandere la linea *ultra premium* di tequila Cabo Wabo. Sammy Hagar rimarrà **coinvolto nell'attività di promozione del *business*** e continuerà ad essere coinvolto in prima persona nelle linea guida per la qualità della *tequila* e nel *marketing* con l'obiettivo di far crescere la conoscenza della marca e le vendite negli Stati Uniti e nel resto del mondo.

Il Gruppo Campari avrà la **possibilità di acquisire la restante quota del 20%** in Cabo Wabo in due *tranche* del 15% e 5% **attraverso opzioni *call / put*** esercitabili rispettivamente nel 2012 e nel 2015.

* * *

CONFERENCE CALL

Si informa che il *management* del Gruppo Campari presenterà l'acquisizione più in dettaglio in occasione di una *conference call* che si terrà alle **ore 17:00 (CET) di martedì 8 maggio 2007,** in cui verranno illustrati anche i risultati del primo trimestre 2007. Per partecipare alla *conference call* sarà sufficiente comporre uno dei seguenti numeri:

- **dall'Italia: 800 785 163 (numero verde)**
- **dall'estero: +39 02 6968 2741**

Codice di accesso: C132971

Le ***slide* della presentazione** potranno essere scaricate prima dell'inizio della *conference call* dalla Investor Relations *homepage* del sito Campari all'indirizzo www.camparigroup.com/investors.

Una **registrazione della conference call** sarà disponibile a partire da martedì, 8 maggio alle ore 21:00 (CET) fino a martedì, 15 maggio 2007 alle ore 21:00 (CET), chiamando il **numero +44 20 713 69233** (codice di accesso: **25772275 #**).

* * *

Il **Gruppo Campari** è una delle realtà più importanti nel settore del *beverage* a livello mondiale. E' presente in 190 paesi con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Nel segmento *spirit* spiccano marchi di grande notorietà internazionale come Campari, SKYY Vodka e Cynar e marchi *leader* in mercati locali tra cui Aperol, CampariSoda, Glen Grant, Ouzo 12 e Zedda Piras e i brasiliani Dreher, Old Eight e Drury's. Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca e Teruzzi & Puthod. Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda con la relativa estensione di gamma. Il Gruppo impiega oltre 1.500 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana.

PER ULTERIORI INFORMAZIONI :

Investor relations:
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

www.camparigroup.com

Media relations:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO
CAMPARI

PRESS RELEASE

SHAREHOLDERS' MEETING OF DAVIDE CAMPARI-MILANO S.p.A.

2006 results approved

Dividend of € 0.10 per share approved

New Board of Directors appointed with nine members

Luca Garavoglia confirmed as Chairman

Milan, 24 April 2007 - The Shareholders' meeting of Davide Campari-Milano S.p.A. today **approved the company's 2006 accounts.**

The Shareholders' meeting approved a **dividend of € 0.10 per share**, unchanged from the previous year. The dividend will be paid on 4 May 2007 (coupon no. 3 to be detached on 30 April 2007) except on own shares.

The Shareholders' meeting **appointed a new Board of Directors for the 2007 - 2009 period,** comprised of Eugenio Barcellona, Luca Garavoglia, Paolo Marchesini, Marco Perelli-Cippo, Stefano Saccardi, Enzo Visone and, qualified as independent, Enrico Corradi, Cesare Ferrero and Renato Ruggiero.

In order to ensure the Company's a more agile governance, **Directors were reduced from eleven to nine.**

The Shareholders' meeting **confirmed Luca Garavoglia as Chairman** of the Company.

Chairman Luca Garavoglia thanked the outgoing directors for their strong commitment to the Group and their very capable work during the past years.

In addition, the Shareholders' meeting **appointed the new Board of Statutory Auditors** for the 2007 - 2009 period, comprised of Antonio Ortolani, Chairman and Alberto Lazzarini and Giuseppe Pajardi, auditors.

The Shareholders' meeting also approved the extension of Auditing engagement conferred to Reconta Ernst & Young S.p.A. for the 2007 - 2009 period.

CONSOLIDATED RESULTS FOR 2006

As indicated on 20 March 2007, in 2006 **Group sales** totalled **€ 932.4 million, an increase of 15.1%** (+14.4% at constant exchange rates).

The overall change in consolidated sales resulted from an **organic growth of 4.6%** and a positive exchange rate effect of 0.7%. **External growth,** which came in at **9.9%**, was driven by recent acquisitions (Glen Grant Scotch, Old Smuggler and Braemar whiskies, and Teruzzi & Puthod wines) and sales of third-party brands covered by new distribution agreements (the spirits portfolio of the C&C Group on the US and Brazilian markets, Midori liqueur on the US market and Jack Daniel's and other Brown-Forman brands on the Italian market).

Trading profit increased by 9.4% to € 256.9 million (+8.8% at constant exchange rates), or 27.6% of sales. Organic growth accounted for 4.0% and external growth for 4.9%, while positive exchange rate effects contributed 0.6%.

EBITDA before one-off's increased by 7.1% (+6.8% at constant exchange rates) to € 210.6 million, or 22.6% of sales.

EBITDA rose by 4.2% (+3.9% at constant exchange rates) to € 209.7 million, or 22.5% of sales.

EBIT before one-off's went up by 6.8% (+6.5% at constant exchange rates) to € 191.4 million, or 20.5% of sales.

EBIT increased by 3.6% (+3.3% at constant exchange rates) to € 190.5 million, or 20.4% of sales.

Profit before tax and minority interests was € 175.5 million, an **increase of 0.7%**.

Group net profit was € 117.1 million, a slight decline of 0.8% (-1.4% at constant exchange rates).

As of 31 December 2006, **net debt** stood at € 379.5 million (€ 371.4 million as of 31 December 2005). Note that on 15 March 2006, Gruppo Campari completed the acquisition of the Glen Grant, Old Smuggler and Braemar Scotch whisky brands and related assets for a cash consideration of around € 130 million. The acquisition was financed by bank debt.

On 2 November 2006, the purchase of the remaining 11% of Skyy Spirits, LLC that the Group did not already own was completed at a cost of around € 49 million, paid in cash and financed by bank debt (Skyy Spirits, LLC is now therefore 100% owned by the Group). Note that the debt figure at 31 December 2005 already included borrowings of € 45.5 million relating to the put option on the remaining shares in Skyy Spirits, LLC.

OTHER RESOLUTIONS

Own shares. The Shareholders' meeting authorised the purchase and/or sale of own shares, mainly to be used to service the stock option plans. The authorisation concerns the purchase and/or sale of shares, which including existing own shares, will not exceed a maximum of 10% of the share capital. As of today's date, the proportion of own shares held is close to nil. The authorisation will remain valid until 30 June 2008. The unit price for the purchase and/or sale of own shares will not differ by more than 25% (whether higher or lower) from the weighted average closing price in the three stock market trading sessions prior to each transaction.

* * *

Gruppo Campari is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the US, Germany and Switzerland. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. In the spirits segment stand out internationally renowned brands, such as Campari, SKYY Vodka and Cynar together with leading local brands, such as Aperol, CampariSoda, Glen Grant, Ouzo 12 and Zedda Piras and the Brazilian brands Dreher, Old Eight, Drury's. In the wine segment together with Cinzano, known world-wide, are Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca and Teruzzi & Puthod all respected wines in their category. In the soft drinks segment are Crodino, Lemonsoda and its respective line extension dominating the Italian market. The Group has over 1,500 employees. The shares of the parent company, Davide Campari-Milano, are listed on the Italian Stock Exchange.

FOR FURTHER INFORMATION:

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.camparigroup.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO CAMPARI

Consolidated net revenues by segment

	1 January - 31 December 2006		1 January - 31 December 2005		Change
	€ million	%	€ million	%	%
Spirits	657.1	70.5%	551.5	68.1%	**19.1%**
Wines	134.9	14.5%	125.2	15.5%	**7.8%**
Soft drinks	128.0	13.7%	124.9	15.4%	**2.4%**
Other revenues	12.4	1.3%	8.3	1.0%	**49.1%**
Total	**932.4**	**100.0%**	**809.9**	**100.0%**	**15,1%**

Consolidated net revenues by geographic area

	1 January - 31 December 2006		1 January - 31 December 2005		Change
	€ million	%	€ million	%	%
Italy	401.4	43.1%	381.5	47.1%	**5.2%**
Europe	175.2	18.8%	151.7	18.7%	**15.5%**
Americas	314.6	33.7%	242.0	29.9%	**30.0%**
Rest of the world and duty free	41.2	4.4%	34.8	4.3%	**18.5%**
Total	**932.4**	**100.0%**	**809.9**	**100.0%**	**15.1%**

Consolidated income statement

	1 January - 31 December 2006		1 January - 31 December 2005		Change
	€ million	%	€ million	%	%
Net sales [(1)]	**932.4**	**100.0%**	**809.9**	**100.0%**	**15.1%**
Total cost of goods sold	(410.2)	-44.0%	(345.1)	-42.6%	18.9%
Gross margin	**522.2**	**56.0%**	**464.9**	**57.4%**	**12.3%**
Advertising and promotion	(163.1)	-17.5%	(139.7)	-17.3%	16.7%
Selling and distribution expenses	(102.1)	-11.0%	(90.3)	-11.1%	13.1%
Trading profit	**256.9**	**27.6%**	**234.8**	**29.0%**	**9.4%**
General and administrative expenses and other net operating income	(65.5)	-7.0%	(55.7)	-6.9%	17.7%
EBIT before one-off's	**191.4**	**20.5%**	**179.1**	**22.1%**	**6.8%**
One-off's	(0.8)	-0.1%	4.7	0.6%	-118.0%
Operating profit = EBIT	**190.5**	**20.4%**	**183.9**	**22.7%**	**3.6%**
Net financial income (expenses)	(15.2)	-1.6%	(9.9)	-1.2%	53.3%
Income from associates	0.2	0.0%	0.3	0.0%	-34.8%
Pre-tax profit before minority interests	**175.5**	**18.8%**	**174.2**	**21.5%**	**0.7%**
Tax	(55.2)	-5.9%	(51.2)	-6.3%	7.9%
Net profit	**120.3**	**12.9%**	**123.1**	**15.2%**	**-2.2%**
Minority interests	(3.2)	-0.3%	(5.0)	-0.6%	-35.8%
Group's net profit	**117.1**	**12.6%**	**118.0**	**14.6%**	**-0.8%**
Depreciation and amortisation	(19.2)	-2.1%	(17.4)	-2.1%	10.5%
EBITDA before one-off's	**210.6**	**22.6%**	**196.6**	**24.3%**	**7.1%**
EBITDA	**209.7**	**22.5%**	**201.3**	**24.8%**	**4.2%**

(1) Net of discounts and excise duties.

GRUPPO CAMPARI

Consolidated balance sheet

	31 December 2006 € million	31 December 2005 € million
ASSETS		
Non-current assets		
Net tangible fixed assets	146.3	152.5
Biological assets	15.0	13.5
Property	4.0	4.6
Goodwill and trademarks	816.4	750.6
Intangible assets	4.1	3.8
Interests in associates	0.5	0.6
Pre-paid taxes	18.5	16.5
Other non-current assets	7.7	11.1
Total non-current assets	**1,012.6**	**953.2**
Current assets		
Inventories	169.9	135.3
Trade receivables	257.1	237.4
Short-term financial receivables	1.0	3.2
Cash, bank and securities	240.3	247.5
Other receivables	41.3	24.2
Total current assets	**709.6**	**647.6**
Non-current assets for sale	3.9	0.1
Total assets	**1,726.1**	**1,600.9**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity		
Share capital	29.0	29.0
Reserves	766.8	664.5
Group's shareholders' equity	795.9	693.6
Minority interests	1.9	2.2
Total shareholders' equity	**797.8**	**695.8**
Non-current liabilities		
Bonds	322.7	374.6
Other non-current financial payables	70.1	122.8
Staff severance funds	12.6	14.3
Risks funds	10.9	10.1
Deferred tax	56.1	43.3
Total non-current liabilities	**472.5**	**565.1**
Current liabilities		
Banks loan	210.4	112.8
Other financial payables	20.5	17.2
Trade payables	161.9	150.2
Payables to tax authorities	26.7	25.1
Other current liabilities	36.3	34.8
Total current liabilities	**455.8**	**340.0**
Total liabilities and shareholders' equity	**1,726.1**	**1,600.9**

GRUPPO CAMPARI

Consolidated cash flow statement

	31 December 2006 € million	31 December 2005 € million
Net profit	117.1	118.0
Amortisation and other non-cash items	22.6	26.8
Net change in tax payables and receivables and other non financial assets and liabilities	(1.9)	2.6
Cash flow from operating activities before change in operating net working capital	**137.7**	**147.4**
Change in operating net working capital	(25.5)	(50.2)
Cash flow from operating activities	**112.2**	**97.1**
Cash flow from investing activities	**(18.8)**	**(15.0)**
Free cash flow	**93.4**	**82.1**
Acquisitions and changes in perimeter	(179.4)	(130.7)
Other changes	32.9	2.1
Dividends paid	(28.1)	(28.1)
Cash flow from other activities	**(174.7)**	**(156.7)**
Other exchange rate differences and other movements	27.6	(24.6)
Net increase (decrease) in net financial position relating to activities	**(53.6)**	**(99.2)**
Debt for exercise of put option on stakes in Skyy Spirits, LLC	45.5	(45.5)
Net increase (decrease) in net financial position	**(8.1)**	**(144.8)**
Net financial position at start of period	**(371.4)**	**(226.7)**
Net financial position at end of period	**(379.5)**	**(371.4)**

DAVIDE CAMPARI-MILANO S.p.A.

Parent company income statement

	1 January - 31 December 2006 € *million*
Net sales	**296,4**
Total cost of goods sold	(225,3)
Gross margin	**71,0**
Advertising and promotion	(4,5)
Selling and distribution expenses	(8,4)
Trading profit	**58,1**
General and administrative expenses and other net operating income	(26,9)
One-off's	1,2
Operating profit	**32,4**
Dividends	112,4
Net financial income (expenses)	(15,0)
Pretax profit	**129,8**
Taxes	(10,2)
Net profit	**119,6**

Parent company balance sheet

	31 December 2006 € million
Total non current assets	1.088,9
Total current assets	208,5
Total assets	**1.297,4**
Total shareholders' equity	531,2
Total non current liabilities	302,6
Total current liabilities	463,6
Total liabilities and shareholders' equity	**1.297,4**

Parent company cash flow

	31 December 2006 € million
Cash flow from current activities	131,2
Cash flow from operations	(16,2)
Cash flow from investments	(294,0)
Cash flow used by financial operations	85,2
Increase (decrease) in cash and banks	**(93,8)**
Cash and banks at start of financial year	**102,0**
Increase (decrease) in cash and banks	**(93,8)**
Cash and banks at end of financial year	**8,2**

GRUPPO
CAMPARI

COMUNICATO STAMPA

ASSEMBLEA DI DAVIDE CAMPARI-MILANO S.p.A
Approvato il bilancio 2006
Deliberata la distribuzione di un dividendo di € 0,10 per azione
Nominato il nuovo Consiglio di Amministrazione di nove membri
Luca Garavoglia confermato alla Presidenza

Milano, 24 aprile 2007 - L'Assemblea degli azionisti di Davide Campari-Milano S.p.A. ha **approvato oggi il bilancio relativo all'esercizio 2006.**

L'Assemblea degli Azionisti ha deliberato la **distribuzione di un dividendo di € 0,10 per azione** (invariato rispetto al dividendo distribuito l'anno scorso). Il dividendo sarà messo in pagamento a partire dal 4 maggio 2007, con esclusione delle azioni proprie in portafoglio, previo stacco della cedola n. 3 il 30 aprile 2007.

L'Assemblea ha **nominato il nuovo Consiglio di Amministrazione per il triennio 2007 - 2009** composto da Eugenio Barcellona, Luca Garavoglia, Paolo Marchesini, Marco Perelli-Cippo, Stefano Saccardi, Enzo Visone e, con la qualifica di indipendente, Enrico Corradi, Cesare Ferrero e Renato Ruggiero.

Al fine di assicurare una più snella operatività alla Società **il numero dei componenti del Consiglio di Amministrazione è stato ridotto da undici a nove.**

L'Assemblea ha **confermato Luca Garavoglia alla Presidenza della società.**

Il Presidente Luca Garavoglia ha espresso agli amministratori uscenti il più vivo ringraziamento per quanto fatto per il Gruppo in questi anni di oltremodo proficua collaborazione.

L'Assemblea ha inoltre **nominato il nuovo Collegio Sindacale**, sempre per il triennio 2007 - 2009, composto da Antonio Ortolani, Presidente e Alberto Lazzarini e Giuseppe Pajardi, sindaci effettivi.

E' stata infine deliberata la proroga dell'incarico di revisione contabile a Reconta Ernst & Young S.p.A. per il triennio 2007 - 2009.

RISULTATI CONSOLIDATI DEL 2006

Come già illustrato il 20 marzo 2007, nel 2006 le vendite del Gruppo sono state pari a € 932,4 milioni, in **crescita del 15,1%** (+14,4% a cambi costanti).

La variazione complessiva delle vendite consolidate è stata generata da una **crescita organica del 4,6%** e da un impatto positivo dei cambi del 0,7%. La **crescita esterna**, pari al **9,9%**, è stata determinata dalle recenti acquisizioni (gli *Scotch whisky* Glen Grant, Old Smuggler e Braemar, e i vini Teruzzi & Puthod) e dai *brand* di terzi oggetto dei nuovi accordi di distribuzione (il portafoglio *spirit* di C&C sui mercati statunitense e brasiliano, il liquore Midori sul mercato statunitense e Jack Daniel's e gli altri *brand* di Brown-Forman sul mercato italiano).

Il **margine commerciale** si è attestato a € 256,9 milioni, evidenziando una **crescita del 9,4%** (+8,8% a cambi costanti) e un'incidenza sulle vendite pari al 27,6%. La variazione è attribuibile per il 4,0% alla crescita organica, per il 4,9% alla crescita esterna e per il 0,6% al positivo effetto cambi.

L'EBITDA prima di proventi e oneri non ricorrenti è stato di € 210,6 milioni in **crescita del 7,1%** (+6,8% a cambi costanti) e con un'incidenza sulle vendite pari al 22,6%.

L'**EBITDA** è stato di € 209,7 milioni, in **crescita del 4,2%** (+3,9% a cambi costanti) e con un'incidenza sulle vendite pari al 22,5%.

Il **Risultato della gestione ordinaria (EBIT prima di oneri e proventi non ricorrenti)** è stato di € 191,4 milioni, in **crescita del 6,8%** (+6,5% a cambi costanti) e con un'incidenza sulle vendite pari al 20,5%.

Il **Risultato Operativo (EBIT)** è stato di € 190,5 milioni, in **crescita del 3,6%** (+3,3% a cambi costanti) e con un'incidenza sulle vendite pari al 20,4%.

L'**utile prima delle imposte e degli interessi di minoranza** è stato di € 175,5 milioni, in **crescita del 0,7%.**

L'**utile netto del Gruppo** è stato di € 117,1 milioni, in flessione del 0,8% (-1,4% a cambi costanti).

Al 31 dicembre 2006 l'**indebitamento finanziario netto** è pari a € 379,5 milioni (€ 371,4 milioni al 31 dicembre 2005). Si segnala che il 15 marzo 2006, il Gruppo Campari ha perfezionato l'acquisto dei marchi di *Scotch whisky* Glen Grant, Old Smuggler e Braemar e dei relativi *asset*, per un corrispettivo, pagato in contanti, di € 130 milioni circa. L'acquisizione è stata finanziata con indebitamento bancario.

Si segnala inoltre che il 2 novembre 2006 è stato perfezionato l'acquisto dell'ultima quota pari al 11% di Skyy Spirits, LLC (società pertanto ormai posseduta dal Gruppo al 100%), per un controvalore di € 49 milioni circa, pagato in contanti e finanziato con indebitamento bancario. E' opportuno ricordare che l'indebitamento al 31 dicembre 2005 includeva già l'iscrizione di un debito di € 45,5 milioni in relazione al possibile esercizio delle *put option* detenute dai soci di minoranza di Skyy Spirits, LLC.

ALTRE DELIBERE

Azioni proprie. L'Assemblea ha deliberato di autorizzare il Consiglio di Amministrazione all'acquisto e/o all'alienazione di azioni proprie finalizzate principalmente a servire i piani di *stock option*. L'autorizzazione viene richiesta per l'acquisto e/o l'alienazione di azioni che, tenuto conto delle azioni proprie già in possesso della società, non superino il 10% del capitale sociale. A oggi, la percentuale sul capitale sociale di azioni proprie detenute dalla società è prossima a zero. L'autorizzazione viene richiesta sino al 30 giugno 2008. Il corrispettivo unitario per l'acquisito e/o l'alienazione non sarà inferiore del 25% nel minimo e superiore del 25% nel massimo al prezzo medio di riferimento registrato dal titolo nelle tre sedute di Borsa precedenti ogni singola operazione di acquisto.

* * *

Il Gruppo Campari è una delle realtà più importanti nel settore del *beverage* a livello mondiale. E' presente in 190 paesi con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Nel segmento *spirit* spiccano marchi di grande notorietà internazionale come Campari, SKYY Vodka e Cynar e marchi *leader* in mercati locali tra cui Aperol, CampariSoda, Glen Grant, Ouzo 12 e Zedda Piras e i brasiliani Dreher, Old Eight e Drury's. Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca e Teruzzi & Puthod. Infine, nei soft *drink*, campeggiano per il mercato italiano Crodino e Lemonsoda con la relativa estensione di gamma. Il Gruppo impiega oltre 1.500 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana.

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.camparigroup.com

Public Relations
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO CAMPARI

Scomposizione del fatturato consolidato per segmento di attività

	1 gennaio - 31 dicembre 2006		1 gennaio - 31 dicembre 2005		Variazione
	€ milioni	%	€ milioni	%	%
Spirit	657,1	70,5%	551,5	68,1%	19,1%
Wine	134,9	14,5%	125,2	15,5%	7,8%
Soft drink	128,0	13,7%	124,9	15,4%	2,4%
Altri ricavi	12,4	1,3%	8,3	1,0%	49,1%
Totale	**932,4**	**100,0%**	**809,9**	**100,0%**	**15,1%**

Scomposizione del fatturato consolidato per area geografica

	1 gennaio - 31 dicembre 2006		1 gennaio - 31 dicembre 2005		Variazione
	€ milioni	%	€ milioni	%	%
Italia	401,4	43,1%	381,5	47,1%	5,2%
Europa	175,2	18,8%	151,7	18,7%	15,5%
Americhe	314,6	33,7%	242,0	29,9%	30,0%
Resto del mondo e *duty free*	41,2	4,4%	34,8	4,3%	18,5%
Totale	**932,4**	**100,0%**	**809,9**	**100,0%**	**15,1%**

Conto economico consolidato

	1 gennaio - 31 dicembre 2006		1 gennaio - 31 dicembre 2005		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette [1]	**932,4**	**100,0%**	**809,9**	**100,0%**	**15,1%**
Costo del venduto	(410,2)	-44,0%	(345,1)	-42,6%	18,9%
Margine lordo	**522,2**	**56,0%**	**464,9**	**57,4%**	**12,3%**
Pubblicità e promozioni	(163,1)	-17,5%	(139,7)	-17,3%	16,7%
Costi di vendita e distribuzione	(102,1)	-11,0%	(90,3)	-11,1%	13,1%
Margine commerciale	**256,9**	**27,6%**	**234,8**	**29,0%**	**9,4%**
Spese generali e amministrative e altri oneri e proventi operativi	(65,5)	-7,0%	(55,7)	-6,9%	17,7%
Risultato della gestione ordinaria = EBIT prima di oneri e proventi non ricorrenti	**191,4**	**20,5%**	**179,1**	**22,1%**	**6,8%**
Altri proventi (oneri) non ricorrenti	(0,8)	-0,1%	4,7	0,6%	-118,0%
Risultato operativo = EBIT	**190,5**	**20,4%**	**183,9**	**22,7%**	**3,6%**
Proventi (oneri) finanziari netti	(15,2)	-1,6%	(9,9)	-1,2%	53,3%
Quota di utile (perdita) di società valutate col metodo del patrimonio netto	0,2	0,0%	0,3	0,0%	-34,8%
Utile prima delle imposte e degli interessi di minoranza	**175,5**	**18,8%**	**174,2**	**21,5%**	**0,7%**
Imposte	(55,2)	-5,9%	(51,2)	-6,3%	7,9%
Utile netto	**120,3**	**12,9%**	**123,1**	**15,2%**	**-2,2%**
Interessi di minoranza	(3,2)	-0,3%	(5,0)	-0,6%	-35,8%
Utile netto del Gruppo	**117,1**	**12,6%**	**118,0**	**14,6%**	**-0,8%**
Totale ammortamenti	(19,2)	-2,1%	(17,4)	-2,1%	10,5%
EBITDA prima di oneri e proventi non ricorrenti	**210,6**	**22,6%**	**196,6**	**24,3%**	**7,1%**
EBITDA	**209,7**	**22,5%**	**201,3**	**24,8%**	**4,2%**

(1) Al netto di sconti e accise.

GRUPPO CAMPARI

Stato patrimoniale consolidato

	31 dicembre 2006 € milioni	31 dicembre 2005 € milioni
ATTIVITÀ		
Attività non correnti		
Immobilizzazioni materiali nette	146,3	152,5
Attività biologiche	15,0	13,5
Investimenti immobiliari	4,0	4,6
Avviamento e marchi	816,4	750,6
Attività immateriali a vita definita	4,1	3,8
Partecipazioni in società collegate e *joint-venture*	0,5	0,6
Imposte anticipate	18,5	16,5
Altre attività non correnti	7,7	11,1
Totale attività non correnti	**1.012,6**	**953,2**
Attività correnti		
Rimanenze	169,9	135,3
Crediti commerciali	257,1	237,4
Crediti finanziari, quota a breve	1,0	3,2
Cassa, banche e titoli	240,3	247,5
Altri crediti	41,3	24,2
Totale attività correnti	**709,6**	**647,6**
Attività non correnti destinate alla vendita	3,9	0,1
Totale attività	**1.726,1**	**1.600,9**
PASSIVITÀ E PATRIMONIO NETTO		
Patrimonio netto		
Capitale	29,0	29,0
Riserve	766,8	664,5
Patrimonio netto di pertinenza della Capogruppo	795,9	693,6
Patrimonio netto di pertinenza di terzi	1,9	2,2
Totale patrimonio netto	**797,8**	**695,8**
Passività non correnti		
Prestiti obbligazionari	322,7	374,6
Altre passività finanziarie non correnti	70,1	122,8
Trattamento di fine rapporto e altri fondi relativi al personale	12,6	14,3
Fondi per rischi e oneri futuri	10,9	10,1
Imposte differite	56,1	43,3
Totale passività non correnti	**472,5**	**565,1**
Passività correnti		
Debiti verso banche	210,4	112,8
Altri debiti finanziari	20,5	17,2
Debiti verso fornitori	161,9	150,2
Debiti verso l'erario	26,7	25,1
Altre passività correnti	36,3	34,8
Totale passività correnti	**455,8**	**340,0**
Totale passività e patrimonio netto	**1.726,1**	**1.600,9**

GRUPPO CAMPARI

Rendiconto finanziario consolidato

	31 dicembre 2006 € milioni	31 dicembre 2005 € milioni
Utile netto	117,1	118,0
Ammortamenti e altre rettifiche per riconciliare l'utile netto al flusso di cassa	22,6	26,8
Variazione di debiti e crediti fiscali e altre variazioni di attività e passività non finanziarie	(1,9)	2,6
Flusso di cassa generato dalle attività operative prima delle variazioni di capitale circolante netto operativo	**137,7**	**147,4**
Variazione capitale circolante netto operativo	(25,5)	(50,2)
Flusso di cassa generato dalle attività operative	**112,2**	**97,1**
Flusso di cassa assorbito da investimenti	**(18,8)**	**(15,0)**
Free cash flow	**93,4**	**82,1**
Acquisizioni	(179,4)	(130,7)
Altre variazioni	32,9	2,1
Dividendo pagato dalla Capogruppo	(28,1)	(28,1)
Totale flusso di cassa assorbito da altre attività	**(174,7)**	**(156,7)**
Altre differenze cambio e altre variazioni	27,6	(24,6)
Variazione della posizione finanziaria per effetto delle attività dell'esercizio	**(53,6)**	**(99,2)**
Debito per esercizio di *put option* su partecipazioni in Skyy Spirits, LLC	45,5	(45,5)
Variazione della posizione finanziaria netta	**(8,1)**	**(144,8)**
Posizione finanziaria netta di inizio del periodo	**(371,4)**	**(226,7)**
Posizione finanziaria netta di fine periodo	**(379,5)**	**(371,4)**

DAVIDE CAMPARI-MILANO S.p.A.

Conto economico della Capogruppo

	1 gennaio - 31 dicembre 2006 € milioni
Vendite nette	**296,4**
Costo del venduto	(225,3)
Margine lordo	**71,0**
Pubblicità e promozioni	(4,5)
Costi di vendita e distribuzione	(8,4)
Margine commerciale	**58,1**
Spese generali e amministrative e altri oneri e proventi operativi	(26,9)
Altri (oneri) e proventi non ricorrenti	1,2
Risultato operativo	**32,4**
Dividendi da imprese controllate	112,4
Proventi (oneri) finanziari netti	(15,0)
Utile prima delle imposte	**129,8**
Imposte	(10,2)
Utile netto	**119,6**

Stato Patrimoniale della Capogruppo

	31 dicembre 2006 € milioni
Totale attività non correnti	1.088,9
Totale attività correnti	208,5
Totale attività	**1.297,4**
Totale patrimonio netto	531,2
Totale passività non correnti	302,6
Totale passività correnti	463,6
Totale passività e patrimonio netto	**1.297,4**

Rendiconto finanziario della Capogruppo

	31 dicembre 2006 € milioni
Flusso di cassa generato (impiegato) dalla gestione corrente	131,2
Flusso di cassa generato (impiegato) da attività di esercizio	(16,2)
Flusso di cassa generato (impiegato) da attività di investimento	(294,0)
Flusso di cassa generato (impiegato) da attività di finanziamento	85,2
Flusso di cassa netto dell'esercizio	**(93,8)**
Disponibilità liquide all'inizio dell'esercizio	**102,0**
Flusso di cassa netto dell'esercizio	**(93,8)**
Disponibilità liquide alla fine dell'esercizio	**8,2**

END